Filed Pursuant to Rule 424(b)(3)

Registration No. 333-125578

PROSPECTUS

Las Vegas Sands Corp.

Exchange Offer for $250,000,000

6.375% Senior Notes due 2015

The Notes and the Guarantees

•	We are offering to exchange $250,000,000 of our outstanding 6.375% Senior Notes due 2015, which were issued on February 10, 2005 and which we refer to as the initial notes, for a like aggregate amount of our registered 6.375% Senior Notes due 2015, which we refer to as the exchange notes. The exchange notes will be issued under an indenture dated as of February 10, 2005.

•	The exchange notes will mature on February 15, 2015. We will pay interest on the exchange notes on February 15 and August 15, beginning on August 15, 2005.

•	The exchange notes are guaranteed on a senior unsecured basis by certain of our existing and future domestic subsidiaries as described in this prospectus. See “Description of Notes.”

•	The exchange notes will be our unsecured senior obligations. The exchange notes will be pari passu in right of payment with all our existing and future unsecured senior debt. The exchange notes and the guarantees will be effectively subordinated to our existing and future secured indebtedness and that of the guarantors and to the existing and future unsecured indebtedness of all non-guarantor subsidiaries. We will be permitted to incur additional indebtedness, including senior debt, in the future under the terms of the indenture.

Terms of the exchange offer

•	It will expire at 5:00 p.m., New York City time, on July 21, 2005, unless we extend it.

•	If all the conditions to this exchange offer are satisfied, we will exchange all of the initial notes, that are validly tendered and not withdrawn for new notes, which we refer to as the exchange notes.

•	You may withdraw your tender of initial notes at any time before the expiration of this exchange offer.

•	The exchange notes that we will issue you in exchange for your initial notes will be substantially identical to your initial notes except that, unlike your initial notes, the exchange notes will have no transfer restrictions or registration rights.

•	The exchange notes that we will issue you in exchange for your initial notes are new securities with no established market for trading.

Before participating in this exchange offer, please refer to the section in this prospectus entitled “ Risk Factors” commencing on page 21.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

NEITHER THE NEVADA STATE GAMING CONTROL BOARD, THE NEVADA GAMING COMMISSION NOR ANY OTHER GAMING REGULATORY AGENCY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR THE INVESTMENT MERITS OF THE SECURITIES OFFERED HEREBY. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

The date of this prospectus is June 21, 2005.

INDUSTRY AND MARKET DATA

Industry data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also derived from our review of internal surveys, as well as the independent sources listed above.

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AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). We have also filed with the Commission a registration statement on Form S-4 to register the exchange notes. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and the exchange notes offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy any document we file with the Commission at the Commission’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these reports, proxy statements and information may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the Commission maintains a web site that contains reports, proxy statements and other information regarding registrants, such as us, that file electronically with the Commission. The address of this web site is http://www.sec.gov.

Anyone who receives a copy of this prospectus may obtain a copy of the indenture without charge by writing to:

3355 Las Vegas Boulevard South

Las Vegas, Nevada 89109

Attention: General Counsel

Telephone: (702) 414-1000

You should rely only upon the information provided in this prospectus. Las Vegas Sands Corp. has not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than that on the front cover of this prospectus.

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PROSPECTUS SUMMARY

This summary highlights all material information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our exchange notes. You should read the entire prospectus carefully, including the section describing the risks of investing in our exchange notes under the caption “Risk Factors” and our financial statements and related notes included elsewhere in this prospectus before making an investment decision. Except as the context otherwise requires, references in this prospectus to the “Company,” “we,” “our” or “us” are to Las Vegas Sands Corp. and its consolidated subsidiaries, and the term “Las Vegas Sands Opco” refers to Las Vegas Sands, Inc., our operating subsidiary. Unless otherwise indicated, the “pro forma” information in this prospectus gives effect to the transactions described in “Unaudited Pro Forma Condensed Consolidated Financial Statements.” The term “initial notes” refers to the 6.375% Senior Notes due 2015 that were issued on February 10, 2005 in a private offering. The term “exchange notes” refers to the 6.375% Senior Notes due 2015 offered with this prospectus. The term “notes” refers to the initial notes and the exchange notes, collectively. Some of the statements in this summary are forward-looking statements.

Our Company

Overview

We own and operate the Venetian Casino Resort, the Sands Expo and Convention Center in Las Vegas, Nevada, and the Sands Macao Casino in Macau, China. We are also in the process of developing two additional casino resorts: the Palazzo Casino Resort, which will be adjacent to and connected with the Venetian Casino Resort, and the Venetian Macao Casino Resort in Macau. We have also entered into certain agreements to develop gaming properties in the United Kingdom and Pennsylvania and are exploring other gaming entertainment opportunities in Asia, Europe, and the United States.

Our Las Vegas Properties

The Venetian Casino Resort is one of the most successful properties on Las Vegas Boulevard (known as the “Strip”) based on hotel revenues in 2003 and adjusted cash flow in 2003 and for the first quarter of 2004, and is one of the largest and most luxurious casino resorts in the world. It is a Renaissance Venice-themed casino resort situated at one of the premier locations on the Strip, across from the Mirage and the Treasure Island Hotel and Casino and next to the recently opened Wynn Las Vegas Resort. Since its opening, the Venetian Casino Resort has been a “must-see” destination that provides visitors with first-class accommodations, gaming, entertainment, dining and meeting facilities and shopping at the first all-suites hotel on the Strip. The Venetian Casino Resort includes 4,027 suites, a gaming facility of approximately 116,000 square feet consisting of approximately 2,000 slot machines and 139 table games, and the Congress Center, a meeting and conference facility of approximately 650,000 square feet. In addition, The Grand Canal Shops located within the Venetian Casino Resort and owned by a third party offers approximately 440,000 square feet of shopping, dining and entertainment space. Our occupancy rate (total occupied rooms divided by total available rooms) was 97.0% during 2004 and 97.8% during the three months ended March 31, 2005, and our average daily room rate was $220 during 2004 and $243 during the three months ended March 31, 2005.

The Venetian Casino Resort is directly connected to our Sands Expo and Convention Center, which we refer to as the Sands Expo Center, an approximately 1.15 million square foot convention and trade show facility. Our ability to attract and accommodate trade show and convention business has been a key contributor to our success. Management believes that the Venetian Casino Resort and the Sands Expo Center, with 4,027 suites and a combined 1.8 million square feet of meeting and convention space, together comprise one of the largest hotel and meeting complexes in the world. This complex benefits from its prime location in Las Vegas, which is one of the most visited convention and trade show destinations in the United States. During 2004, approximately 5.7 million visitors attended trade shows and conventions in Las Vegas, with approximately 14.0% of these visitors attending events at the Sands Expo Center. The demand for rooms generated by visitors at the Sands Expo Center contributed to our mid-week occupancy rate (the occupancy rate from Sunday night through Thursday night only) of 95.5% during 2004, which compares favorably to the Las Vegas mid-week average occupancy rate of 85.8% during that period.

In August 2004, a subsidiary of Las Vegas Sands Opco began construction of the Palazzo Casino Resort, our second world-class luxury hotel, casino and resort in Las Vegas. The Palazzo Casino Resort will have a design and ambiance reminiscent of high-end locales such as Beverly Hills, Bel Air and Rodeo Drive. The Palazzo Casino Resort will consist of an all-suites 50-floor luxury hotel tower with approximately 3,025 rooms, a gaming facility of approximately 105,000 square feet, an enclosed shopping, dining and entertainment complex of approximately 400,000 square feet, which we refer to as the Phase II mall, and additional meeting and conference space of approximately 450,000 square feet (which will comprise an addition to the Congress Center). Upon completion of the Palazzo Casino Resort, our combined Las Vegas facilities will have approximately 2.25 million gross square feet of meeting and convention space. The Palazzo Casino Resort is scheduled to open during the second quarter of 2007.

The Las Vegas market has shown consistent growth over both the near and long terms in both visitation and expenditures and has one of the highest hotel occupancy rates of any major market in the United States. According to the Las Vegas Convention and Visitors Authority (the “LVCVA”), the number of visitors traveling to Las Vegas has increased at a steady and significant rate over the last ten years, from 28.2 million visitors in 1994 to 37.4 million visitors in 2004. In 2004, Las Vegas was among the most popular travel destinations in the United States with hotel occupancy rates among the highest of any major market in the country. To accommodate this popularity, Las Vegas has experienced a period of rapid hotel development, with the number of hotel and motel rooms in Las Vegas increasing from 88,560 in 1994 to 131,503 in 2004 (a 4.0% compound annual growth rate), according to the LVCVA. The concentration of luxury and themed casino hotels and resorts is expected to continue encouraging visitor interest in Las Vegas as a trade show, convention and vacation destination and, as a result, increase overall demand for hotel rooms, gaming and entertainment. An increasing number of destination resorts are developing non-gaming entertainment to complement their gaming activities in order to draw additional visitors. According to the LVCVA, while gaming revenues in Clark County (which includes the Las Vegas metropolitan area) have increased from $5.4 billion in 1994 to $8.7 billion in 2004 (a 4.9% compound annual growth rate), non-gaming tourist revenues increased from $10.4 billion in 1993 to $24.9 billion in 2003 (a 9.1% compound annual growth rate).

The Macau Properties

A subsidiary of Las Vegas Sands Opco, Venetian Macau S.A., is currently one of two government-approved subconcessionaires under one of only three government-granted concessions to operate casinos in Macau, China. One of the world’s largest gaming markets with approximately $5.1 billion in gaming revenue in 2004, Macau is located in a highly-populated region of the world that we believe is currently under served by its regional gaming facilities. Macau is the only location in China that permits casino gaming and is located in a highly-populated region of the world with approximately 1.0 billion people living within a three-hour flight of Macau. In 2004, there were approximately 16.7 million visitors to Macau according to the Macau Statistics and Census Service. The Chinese government has recently removed certain internal travel restrictions, allowing mainland Chinese from certain urban centers and economically developed regions to visit Macau without joining a tour group, and increased the amount of renminbi (the Chinese currency) that Chinese citizens are permitted to bring into Macau. We expect tourism in Macau to continue to grow as the Chinese government continues to implement its policy of liberalizing historical restrictions on travel and currency movements.

On May 18, 2004, Venetian Macau opened the first phase of the Sands Macao, the first Las Vegas-style casino to open in Macau, located in the heart of Macau’s gaming district. The remaining portion of the Sands Macao opened in late August 2004. We have opened the Pearl Room in a space adjacent to the main lobby in the Sands Macao with 17,000 square feet of additional mass gaming space, adding 40 table games and 180 additional slot machines. The property now offers approximately 348 table games and approximately 860 slot machines or similar electronic gaming devices, numerous restaurants, luxurious VIP suites and gaming room facilities and other high-end services and amenities. Management believes that the Sands Macao is the premier facility in the region, with a quality of construction, first-class accommodations and high-end amenities that are not available at competing facilities. In 2004, the Sands Macao had 6.7 million visits (based on a metal detector machine count of the total number of persons entering into the casino from its four entry points).

Venetian Macau also intends to build, own and operate under its subconcession the Venetian Macao Casino Resort, an all-suites hotel, casino and convention center complex with a Venetian-style theme similar to that of our Las Vegas property, in Cotai (an area of reclaimed land between the islands of Taipei and Coloane in Macau). In connection with this development, we are sponsoring a plan for the development of a “Cotai Strip™” designed to meet the demand generated by the rapidly-growing Asian gaming market. We have submitted to the Macau government a development plan that comprises seven resort hotel developments (including the Venetian Macao Casino Resort), to be constructed on an area of about 80 hectares (about 200 acres) in Cotai. The proposed development is currently planned to include seven hotels, exhibition and conference facilities, seven casinos (all of which we plan to operate), showrooms, shopping malls, spas, world-class restaurants and entertainment facilities and other attractions. As the anchor property at the corner of entry to the Cotai Strip, the Venetian Macao Casino Resort is expected to include approximately 3,000 suites (with 1,500 suites fully completed at opening and another 1,500 suites to be completed at a future date depending upon market conditions and demand), 546,000 square feet of gaming facilities, 1.0 million square feet of gross retail space and 1.8 million square feet of meeting and convention facilities. The completion of the Venetian Macao Casino Resort is not dependent upon governmental approval of the Cotai development plan and construction has begun with a scheduled opening date in the second quarter of 2007. In addition to the Venetian Macao Casino Resort, it is currently contemplated that there will be six other resort hotel developments on the Cotai Strip. One of these developments will be an approximately 400 room Four Seasons hotel and casino which will be owned, developed and constructed by Venetian Macau. This hotel will be operated by Four Seasons Hotels and Resorts and will be connected to the Venetian Macao Casino Resort. At least two other hotel developments on the Cotai Strip will be developed, constructed and financed by independent lodging companies and investor groups. We have entered into non-binding letters of intent with third-parties with respect to these two resort hotel developments. We are negotiating definitive binding documents with these two third parties and are negotiating a non-binding letter of intent with a third party to develop a third resort hotel development. With respect to the remaining two developments on the Cotai Strip, it is undetermined whether we will own all or a portion of these developments. Regardless of the ownership structure of these remaining two developments, after construction they will be operated by international lodging chains under one of their flagship brands. We will operate the casino and showroom in the Venetian Macao Casino Resort under our gaming subconcession and, subject to Macau government approval, we plan to lease and operate the casinos and showroom portions of each of the other hotel resort developments on the Cotai Strip. An affiliate of another Macao based casino operator has announced plans for a casino resort adjacent to the Cotai Strip. That resort, if developed, will not be associated with us or governed by our Cotai development plan.

Business Strategy and Competitive Strengths

Our primary business objective is to become the leading worldwide operator of premium destination casino resorts and uniquely branded gaming entertainment properties in order to drive superior returns on invested capital, increase asset value and maximize value for our stockholders. We have developed distinct but interrelated strategies for our Las Vegas operations and our global expansion plan.

Las Vegas Strategy

Our Las Vegas strategy is to create a unique, world-class, “must-see” destination resort complex that caters to premium clientele and effectively leverages our convention-driven business model. To implement this strategy, we intend to:

•	expand on our operation of uniquely-themed “must-see” destination resort facilities that are strategically located at the heart of the Las Vegas Strip;

•	drive recurring, predictable high hotel occupancy and casino use rates, especially during mid-week periods, through events held at our convention facilities which generate significant non-hotel traffic during these periods;

•	capture superior hotel room rates through a differentiated all-suites offering of first-class services and high-end resort facilities. In 2004, the Venetian Casino Resort’s average daily room rate was approximately $220 compared to $89.78 for Las Vegas during this period, according to the LVCVA;

•	target higher-budget customers who drive incremental revenues through a unique offering of exceptional hospitality, restaurant shopping and gaming facilities;

•	attract world-famous chefs, prestigious art institutions, premium retailers and first-class leisure facilities at our casino resort facilities and leverage the international recognition of these brands to promote our own Venetian brand;

•	develop Asian-focused offerings to meet the expectations of high-end Asian customers whom we expect will represent an increasing percentage of premium gaming customers as Asian gaming markets grow and our Macau operations expand; and

•	capture operating efficiencies through the development and management of three interconnected facilities, the Venetian Casino Resort, the Sands Expo Center and the Palazzo Casino Resort, which were originally designed to complement each other and form the largest integrated hotel and convention facility in the world.

Global Expansion Strategy

•	Our global expansion strategy is to aggressively pursue development opportunities in gaming markets worldwide with attractive growth prospects. To implement this strategy, we intend to:

•	showcase our successful Las Vegas properties to position ourselves as a casino developer and operator of choice and win new development opportunities in jurisdictions that are turning to large-scale casino resorts projects as catalysts for economic expansion;

•	take full advantage of our “first mover” status in Macau to fine-tune the appeal of our offerings to the Asian mass-market and our marketing methods in support of further development in the region;

•	leverage Macau’s position as the only legalized gaming locale in China and its proximity to densely populated, wealthy and rapidly developing regions;

•	position the Sands Macao as a day-trip mass-market product and the Venetian Macao Casino Resort and the Cotai Strip resorts as destination resorts that promote multi-day visits;

•	deliver the Las Vegas experience to the Asian marketplace to satisfy the largely untapped high demand for Las Vegas-style gaming facilities in the region;

•	aggressively pursue development opportunities in other emerging markets with attractive growth prospects, including the United Kingdom where the legislative process for the expansion of casino gaming is currently underway; and

•	extend our successful “Sands,” “Venetian” and “Palazzo” brands worldwide and cross-market our Las Vegas offerings as international opportunities arise.

Competitive Risks

As further described in “Risk Factors” beginning on page 21 of this prospectus, we operate in a highly competitive industry that is particularly sensitive to consumer spending, economic downturns and terrorist acts, and our planned construction project for the Palazzo Casino Resort is subject to substantial risks. Also, our international operations are subject to certain political and economic risks. We have substantial investment obligations in Macau which we must fulfill by agreed-upon deadlines or we may lose the right to operate the Sands Macao and our other Macau properties. Competition in Macau is intense and is expected to intensify as the other concessionaires, including our competitor Wynn Resorts, open new properties and could intensify further if additional gaming concessions and subconcessions are granted by the Macau government.

Experienced Management Team

Our senior management team has an average of approximately 30 years of experience in the hotel, gaming and convention industries. The team is significantly incentivized through its ownership in our company. We also have a 24-person in-house development and construction staff, the senior management of which averages more than 35 years of experience, including an average of six years with our company.

Refinancing Transactions

We entered into the following financing transactions in connection with the offering of the initial notes:

Amendment to Las Vegas Sands Opco’s existing senior secured credit facility. On February 22, 2005, Las Vegas Sands Opco amended and restated its existing senior secured credit facility to increase borrowings by $400.0 million of additional term loans, expand its revolving credit facility from $125.0 million to $450.0 million, lower its interest costs and revise some of its covenants to provide greater operational flexibility. As amended and restated, this facility provides for aggregate borrowings of up to $1.620 billion, consisting of a $1.170 billion term loan facility and a $450.0 million revolving credit facility.

Redemption of 11% Mortgage Notes due 2010 with IPO Proceeds. On February 1, 2005, Las Vegas Sands Opco and Venetian Casino Resort, LLC redeemed $291.1 million in aggregate principal amount of their 11% mortgage notes due 2010 (or 11% mortgage notes), at a redemption price of 111% of the principal amount of the 11% mortgage notes, plus accrued and unpaid interest. We used a portion of the proceeds from our initial public offering to pay the redemption price of those 11% mortgage notes.

Retirement of remaining 11% Mortgage Notes. On February 22, 2005, we repurchased an additional $542.3 million of the outstanding 11% mortgage notes in a tender offer, and on March 24, 2005, redeemed the remaining $10.2 million of the outstanding 11% mortgage notes. We used the $244.8 million net proceeds from the initial notes offering, $106.6 million of cash on hand and $311.7 million of term loan borrowings under Las Vegas Sands Opco’s amended and restated senior secured credit facility to retire the $552.5 million in aggregate principal amount of 11% mortgage notes and pay all fees and expenses associated with these transactions.

The offering of initial notes, the amendments to Las Vegas Sands Opco’s existing senior secured credit facility (including the additional borrowings thereunder), the retirement of the 11% mortgage notes described above and the payment of fees and expenses associated therewith are referred to in this prospectus as the refinancing transactions.

Recent Developments

Initial Public Offering

On December 20, 2004, we issued 27,380,953 shares of our common stock in our initial public offering at an offering price of $29.00 per share, resulting in net proceeds of approximately $740.4 million to us after deducting underwriting discounts and commissions and related offering expenses payable by us. As of May 16, 2005, our common stock share price as of closing was $33.95 per share, resulting in an equity market capitalization of approximately $12.0 billion. Immediately prior to the consummation of our initial public offering, we acquired 100% of the capital stock of Las Vegas Sands Opco by merging Las Vegas Sands Opco with and into our wholly-owned subsidiary, with Las Vegas Sands Opco as the surviving subsidiary. This transaction is referred to as the parent company merger in this prospectus.

Construction of the Palazzo Casino Resort and Related Financing Transactions

The Palazzo Casino Resort is expected to cost us approximately $1.6 billion (exclusive of land and certain incentive payments to executives made in July 2004). In addition, we expect tenants will make significant additional expenditures to build out stores and restaurants in the Palazzo Casino Resort. The Palazzo Casino Resort is expected to open during the second quarter of 2007. As of March 31, 2005, Las Vegas Sands Opco had incurred approximately $253.7 million in design, pre-development and construction costs for the Palazzo Casino Resort.

On August 20, 2004, Las Vegas Sands Opco and Venetian Casino Resort entered into a $1.010 billion senior secured credit facility and on September 30, 2004, subsidiaries of Las Vegas Sands Opco entered into a $250.0 million construction loan to, among other things, finance the Palazzo Casino Resort construction costs. Las Vegas Sands Opco used a portion of the proceeds from its $1.010 billion existing senior secured credit facility to repay in full its prior senior secured credit facility and pay for transaction costs. On February 22, 2005, this facility was amended and restated to provide for increased aggregate borrowings of up to $1.620 billion, consisting of a $1.170 billion term loan facility and a $450.0 million revolving credit facility. We intend to fund the development and construction of the Palazzo Casino Resort at its current budget of $1.6 billion (exclusive of land and certain incentives) with a combination of the remaining net proceeds from the sale of The Grand Canal Shops mall, cash on hand and operating cash flow, proceeds from Las Vegas Sands Opco’s amended and restated senior secured credit facility, proceeds from the Phase II mall construction loan and other debt financings. The entry into Las Vegas Sands Opco’s amended and restated senior secured credit facility and the use of proceeds therefrom described above to pay down its prior senior secured credit facility and fund a portion of the costs of the Palazzo Casino Resort are collectively referred to throughout this prospectus as the Palazzo financing transactions.

Acquisition of Sands Expo Center

On July 29, 2004, Las Vegas Sands Opco acquired from our principal stockholder all of the capital stock of Interface Group Holding Company, Inc., which we refer to as Interface Holding, in exchange for shares of common stock of Las Vegas Sands Opco. At the time of the acquisition, Interface Holding indirectly owned the Sands Expo Center and directly held a redeemable preferred interest in Venetian Casino Resort, LLC. The acquisition of Interface Holding by Las Vegas Sands Opco has been accounted for as a reorganization of entities under common control, in a manner similar to a pooling-of-interests.

Following this acquisition, Las Vegas Sands Opco made an equity contribution of approximately $27.0 million to Interface Group-Nevada, Inc., the direct owner of the Sands Expo Center and a wholly-owned subsidiary of Interface Holding. On July 30, 2004, Interface Group-Nevada entered into a $100.0 million mortgage loan, which we refer to as the Interface mortgage loan. Interface Group-Nevada then used the proceeds from that loan and a portion of the approximately $27.0 million equity contribution to repay in full $124.3 million of outstanding notes payable under its prior mortgage loan from an unaffiliated entity, and to pay related fees and expenses. We refer to this refinancing as the Interface refinancing.

Sale of The Grand Canal Shops Mall and Lease of Restaurant and Retail Assets

On May 17, 2004, Las Vegas Sands Opco sold The Grand Canal Shops mall and leased certain restaurant and other retail assets of the Venetian Casino Resort for approximately $766.0 million in gross proceeds to a subsidiary of General Growth Properties (“GGP”). Las Vegas Sands Opco used a portion of the proceeds from the sale of The Grand Canal Shops mall to repay the $120.0 million secured loan facility relating to The Grand Canal Shops mall, which we refer to as the secured mall facility, repurchase $6.4 million in principal amount of its 11% mortgage notes pursuant to an asset sale offer, make tax distributions to all of its stockholders at the time in the aggregate amount of $100.0 million and make incentive payments to its executive officers, Messrs. Adelson, Weidner, Stone and Goldstein, in the aggregate amount of $62.2 million for the significant value they created for Las Vegas Sands Opco in connection with arranging for the sale of the Phase II mall. The tax distributions were made in order to provide these stockholders with funds to pay taxes attributable to taxable income of Las Vegas Sands Opco (including the taxable income of Las Vegas Sands Opco associated with the sale of The Grand Canal Shops mall) that flowed through to them by virtue of Las Vegas Sands Opco’s then status as a subchapter S corporation for income tax purposes. Las Vegas Sands Opco intends to use the remaining net proceeds from The Grand Canal Shops mall sale to finance a portion of the cost of constructing the Palazzo Casino Resort.

As part of The Grand Canal Shops mall sale, Las Vegas Sands Opco entered into an agreement with GGP to construct and sell the shopping, dining and entertainment complex of the Palazzo Casino Resort. The purchase price that GGP has agreed to pay for the Phase II mall is the greater of $250.0 million and the Phase II mall’s net operating income for months 19 through 30 of its operations (assuming that the rent due from all tenants in month 30 was actually due in each of months 19 through 30) divided by a capitalization rate. The capitalization rate is .06 for every dollar of net operating income up to and including $38.0 million and .08 for every dollar of net operating income above $38.0 million.

Redemption of Venetian Macau Floating Rate Senior Secured Notes

On May 23, 2005, Venetian Macau Finance Company redeemed the $120.0 million in aggregate principal amount of the outstanding Venetian Macau floating rate senior secured notes and paid accrued interest of $1.9 million, using $121.9 million of cash on hand.

Corporate and Ownership Structure

Our principal executive office is located at 3355 Las Vegas Boulevard South, Las Vegas, Nevada 89109. Our telephone number at that address is (702) 414-1000. Our website address is www.lasvegassands.com. The information on our web site is not part of this prospectus.

Sheldon G. Adelson and trusts for the benefit of Mr. Adelson and his family members beneficially own approximately 86.8% of our outstanding common stock. As a result, Mr. Adelson exercises significant influence over our business policies and affairs. In particular, Mr. Adelson controls the composition of our board of directors and any action requiring the approval of our stockholders, such as the adoption of amendments to our articles of incorporation and the approval of a merger or sale of substantially all of our assets.

Las Vegas Sands Opco’s subsidiary owns 90% of the capital stock and 100% of the economic interest in the capital stock of Venetian Macau S.A., the owner and operator of the Sands Macao casino. Venetian Macau, S.A. in turn owns 90% of the capital stock and 100% of the economic interest in the capital stock of Venetian Cotai S.A., the owner of the Venetian Macao Casino Resort and developer of the Cotai strip developments. Under the requirements of applicable Macau law, two individuals own 10% and 0.005%, respectively, of the capital stock of Venetian Macau S.A. and Venetian Cotai S.A. However, each of them has assigned all of his respective economic interest in the shares to Las Vegas Sands Opco’s subsidiary or Venetian Macau, S.A., as applicable.

Set forth on the following page is our ownership structure showing our principal subsidiaries.

Directors, Senior Management and others
Sheldon G. Adelson and Family Trusts
Public Stockholders
5.2% common stock (direct ownership)
86.8% common stock (direct ownership)
8.0% common stock
Las Vegas Sands Corp. (Issuer of notes)
(Nevada)
100% common stock (direct ownership)
Las Vegas Sands, Inc. (casino operator of the Venetian Casino Resort, Las Vegas) (borrower under amended and restated senior secured credit facility) (guarantor of notes)
(Nevada)
100% interest
100% interest (direct ownership)
Interface Group-Nevada, Inc. (owner of the Sands Expo Center) (borrower under Interface mortgage loan)
(Nevada)
Venetian Casino Resort, LLC (owner of the Venetian Casino Resort, Las Vegas) (borrower under amended and restated senior secured credit facility) (guarantor of notes)
(Nevada)
100% interest (indirect ownership)
Phase II Mall Subsidiary, LLC (owner of the Phase II Mall) (borrower under Phase II mall construction loan)
(Delaware)
Lido Casino Resort, LLC (owner of the Palazzo Casino Resort) (guarantor under amended and restated senior secured credit facility (guarantor of notes)
(Nevada)
Venetian Venture Development Intermediate Limited (holding company)
(Cayman Islands)
100% economic interest
Venetian Macau S.A. (owner and operator of the Sands Macau Casino, Macau)
(Macau)
100% economic interest
Venetian Cotai S.A. (owner of Venetian Macao Casino Resort and developer of Cotai Strip developments)

SUMMARY OF THE EXCHANGE OFFER

We are offering to exchange $250.0 million aggregate principal amount of our exchange notes for a like aggregate principal amount of our initial notes. In order to exchange your initial notes, you must properly tender them and we must accept your tender. We will exchange all outstanding initial notes that are validly tendered and not validly withdrawn.

Exchange Offer	We will exchange our exchange notes for a like aggregate principal amount at maturity of our initial notes.

Expiration Date	This exchange offer will expire at 5:00 p.m., New York City time, on July 21, 2005, unless we decide to extend it.

Conditions to the Exchange Offer	We will complete this exchange offer only if:

•	there is no change in the laws and regulations which, in our judgment, would impair our ability to proceed with this exchange offer,

•	there is no change in the current interpretation of the staff of the Commission which permits resales of the exchange notes,

•	there is no stop order issued by the Commission which would suspend the effectiveness of the registration statement which includes this prospectus or the qualification of the exchange notes under the Trust Indenture Act of 1939,

•	there is no litigation or threatened litigation which would impair our ability to proceed with this exchange offer, and

•	we obtain all the governmental approvals we deem necessary to complete this exchange offer, including that of the Nevada Gaming Commission.

Please refer to the section in this prospectus entitled “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Initial Notes

To participate in this exchange offer, you must complete, sign and date the letter of transmittal or its facsimile and transmit it, together with your initial notes to be exchanged and all other documents required by the letter of transmittal, to U.S. Bank National Association, as exchange agent, at its address indicated under “The Exchange Offer—Exchange Agent.” In the alternative, you can tender your initial notes by book-entry delivery following the procedures described in this prospectus. For more information on tendering your notes, please refer to the section in this prospectus entitled “The Exchange Offer—Procedures for Tendering Initial Notes.”

Special Procedures for Beneficial Owners

If you are a beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your initial notes in the exchange offer, you should contact the registered holder promptly and instruct that person to tender on your behalf.

Guaranteed Delivery Procedures

If you wish to tender your initial notes and you cannot get the required documents to the exchange agent on time, you may tender your notes by using the guaranteed delivery procedures described under the section of this prospectus entitled “The Exchange Offer—Procedures for Tendering Initial Notes—Guaranteed Delivery Procedure.”

Withdrawal Rights

You may withdraw the tender of your initial notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated under “The Exchange Offer—Exchange Agent” before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Acceptance of Initial Notes and Delivery of Exchange Notes

If all the conditions to the completion of this exchange offer are satisfied, we will accept any and all initial notes that are properly tendered in this exchange offer on or before 5:00 p.m., New York City time, on the expiration date. We will return any initial note that we do not accept for exchange to you without expense promptly after the expiration date. We will deliver the exchange notes to you promptly after the expiration date and acceptance of your initial notes for exchange. Please refer to the section in this prospectus entitled “The Exchange Offer—Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes.”

Federal Income Tax Considerations Relating to the Exchange Offer

Exchanging your initial notes for exchange notes will not be a taxable event to you for United States federal income tax purposes. Please refer to the section of this prospectus entitled “U.S. Federal Income Tax Considerations.”

Exchange Agent	U.S. Bank National Association is serving as exchange agent in the exchange offer.

Fees and Expenses	We will pay all expenses related to this exchange offer. Please refer to the section of this prospectus entitled “The Exchange Offer—Fees and Expenses.”

Use of Proceeds

We will not receive any proceeds from the issuance of the exchange notes. We are making this exchange offer solely to satisfy certain of our obligations under our registration rights agreement entered into in connection with the offering of the initial notes.

Consequences to Holders Who Do Not Participate in the Exchange Offer	If you do not participate in this exchange offer:

•	except as set forth in the next paragraph, you will not necessarily be able to require us to register your initial notes under the Securities Act of 1933, as amended which we refer to as the Securities Act,

•	you will not be able to resell, offer to resell or otherwise transfer your initial notes unless they are registered under the Securities Act or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act, and

•	the trading market for your initial notes will become more limited to the extent other holders of initial notes participate in the exchange offer.

•	You will not be able to require us to register your initial notes under the Securities Act unless:

•	the initial purchasers request us to register initial notes that are not eligible to be exchanged for exchange notes in the exchange offer; or

•	you are not eligible to participate in the exchange offer or do not receive freely tradable exchange notes in the exchange offer.

In these cases, the registration rights agreement requires us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described above in this paragraph. We do not currently anticipate that we will register under the Securities Act any notes that remain outstanding after completion of the exchange offer.

Please refer to the section of this prospectus entitled “Risk Factors—Your failure to participate in the exchange offer will have adverse consequences.”

Resales

It may be possible for you to resell the notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to the conditions described under “—Obligations of Broker-Dealers” below.

To tender your initial notes in this exchange offer and resell the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, you must make the following representations:

•	you are authorized to tender the initial notes and to acquire exchange notes, and that we will acquire good and unencumbered title thereto,

•	the exchange notes acquired by you are being acquired in the ordinary course of business,

•	you have no arrangement or understanding with any person to participate in a distribution of the exchange notes and are not participating in, and do not intend to participate in, the distribution of such exchange notes,

•	you are not an “affiliate,” as defined in Rule 405 under the Securities Act, of ours, or you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

•	if you are not a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of exchange notes, and

•	if you are a broker-dealer, initial notes to be exchanged were acquired by you as a result of market-making or other trading activities and you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.

Please refer to the sections of this prospectus entitled “The Exchange Offer—Procedure for Tendering Initial Notes—Proper Execution and Delivery of Letters of Transmittal,” “Risk Factors—Risks Relating to the Exchange Offer—Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes” and “Plan of Distribution.”

Obligations of Broker-Dealers

If you are a broker-dealer (1) that receives exchange notes, you must acknowledge that you will deliver a prospectus in connection with any resales of the exchange notes, (2) who acquired the initial notes as a result of market making or other trading activities, you may use the exchange offer prospectus as supplemented or amended, in connection with resales of the exchange notes, or (3) who acquired the initial notes directly from the issuers in the initial offering and not as a result of market making and trading activities, you must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with resales of the exchange notes.

Summary of Terms of the Exchange Notes

Issuer	Las Vegas Sands Corp.

Exchange Notes

$250.0 million aggregate principal amount of 6.375% Senior Notes due 2015. The forms and terms of the exchange notes are the same as the form and terms of the initial notes except that the issuance of the exchange notes is registered under the Securities Act, the exchange notes will not bear legends restricting their transfer and the exchange notes will not be entitled to registration rights under our registration rights agreement. The exchange notes will evidence the same debt as the initial notes, and both the initial notes and the exchange notes will be governed by the same indenture.

Maturity	February 15, 2015.

Interest Rate	6.375% per year.

Interest Payment Dates	February 15 and August 15 of each year, commencing August 15, 2005.

Ranking	The exchange notes and the guarantees will be unsecured senior obligations and will rank:

•	equally in right of payment with any of our and the guarantors’ existing and future unsecured senior indebtedness;

•	senior in right of payment to any of our and the guarantors’ existing and future subordinated indebtedness;

•	effectively junior to our and the guarantors’ secured indebtedness to the extent of the value of the collateral securing such indebtedness; and

•	effectively junior in right of payment to any existing and future liabilities of our subsidiaries that do not guarantee the notes.

As of March 31, 2005, on a pro forma basis after giving effect to the refinancing transactions and the redemption of the Venetian Macau floating rate senior secured notes and assuming all term borrowings under Las Vegas Sands Opco’s amended and restated senior secured credit facility and the Phase II mall construction loan had been fully drawn, we and the guarantors would have had approximately $1.828 billion of debt outstanding, including $1.580 billion of secured debt. We would also have had approximately $390.0 million of available borrowings under the $450.0 million revolving credit facility of Las Vegas Sands Opco’s amended and restated senior secured credit facility.

For the three months ended March 31, 2005, our non-guarantor subsidiaries generated 48% of our consolidated revenues. As of March 31, 2005, our non-guarantor subsidiaries had total liabilities of $437.1 million and held 20% of our consolidated assets.

Guarantees

The exchange notes will be guaranteed by each of our existing and future domestic subsidiaries that guarantees or is a borrower under Las Vegas Sands Opco’s amended and restated senior secured credit facility and each of our existing subsidiaries that owns assets or operations that comprise any part of the Venetian Casino Resort or the Palazzo Casino Resort (other than the Sands Expo Center and any HVAC assets and certain other assets, including assets with a value not in excess of $25.0 million in the aggregate).

Optional Redemption

Prior to February 15, 2010, we may redeem the exchange notes, in whole or in part, at a “make-whole” redemption price as set forth in this prospectus. On or after February 15, 2010, we can redeem all or a portion of the exchange notes at the redemption prices set forth in this prospectus, plus accrued and unpaid interest and special interest, if any. See “Description of Notes—Optional Redemption.”

Optional Redemption After Equity Offerings

At any time before February 15, 2008, on one or more occasions, we can choose to redeem up to 35% of the aggregate principal amount of the notes, including any additional notes, with the proceeds of one or more equity offerings, so long as:

•	we pay holders of the exchange notes a redemption price of 106.375% of the principal amount thereof, plus accrued and unpaid interest and special interest, if any;

•	we redeem the exchange notes within 60 days of any such equity offering; and

•	at least 65% of the aggregate principal amount of notes, including any additional notes issued in the future but excluding notes held by us, remains outstanding immediately after each such redemption.

Change of Control

If we experience specific kinds of change of control events, we must offer to repurchase the exchange notes at 101% of the principal amount of the exchange notes, plus accrued and unpaid interest and special interest, if any, to the date of purchase as set forth in “Description of Notes—Repurchase at the Option of Holders—Change of Control.”

Certain Covenants	The indenture governing the notes contains covenants that limit our ability and that of the guarantors to:

•	enter into sale and lease-back transactions in respect of our and the guarantors’ principal properties;

•	create liens on our and the guarantors’ principal properties; and

•	consolidate, merge or transfer all or substantially all of our assets.

These covenants are subject to a number of important limitations, exceptions and qualifications. See “Description of Notes—Certain Covenants.”

Remedies

Subject to certain exceptions, the trustee, and each noteholder by accepting an exchange note, agrees that in the event that the outstanding principal amount of the exchange note becomes due and payable (whether at maturity, by acceleration or otherwise) and is not paid when due, then, before seeking, directly or indirectly through any court, the sale, liquidation or seizure of the capital stock of any direct or indirect subsidiary of the Company, the trustee and such noteholder will (for the 60-day period beginning on the date when the outstanding principal amount of the exchange note first became due and payable) seek first to sell, liquidate or seize other assets of the Company or any of the guarantors.

Use of Proceeds

We will not receive any proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making this exchange solely to satisfy our obligations under the registration rights agreement entered into in connection with the offering of the initial notes.

Absence of a Public Market for the Exchange Notes

The exchange notes are new securities with no established market for them. We cannot assure you that a market for these exchange notes will develop or that this market will be liquid. Please refer to the section of this prospectus entitled “Risk Factors—Risks Relating to the Exchange Offer—There may be no active or liquid market for the exchange notes.”

Form of the Exchange Notes

The exchange notes will be represented by one or more permanent global securities in registered form deposited on behalf of The Depository Trust Company with U.S. Bank National Association, as custodian. You will not receive exchange notes in certificated form unless one of the events described in the section of this prospectus entitled “Description of Notes—Book Entry, Delivery and Form—Exchange of Book-Entry Notes for Certificated Notes” occurs. Instead, beneficial interests in the exchange notes will be shown on, and transfers of these exchange notes will be effected only through, records maintained in book entry form by The Depository Trust Company with respect to its participants.

Risk Factors

Investing in the exchange notes involves substantial risk. See the “Risk Factors” section of this prospectus for a description of certain of the risks you should consider before investing in the exchange notes.

Summary Historical and Pro Forma Financial and Other Data

The historical statement of operations and other financial data of Las Vegas Sands Corp. for the years ended December 31, 2002, 2003 and 2004 are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this prospectus. The historical statement of operations and other financial data of Las Vegas Sands Corp. for the three months ended March 31, 2004 and 2005 and the balance sheet data of Las Vegas Sands Corp. at March 31, 2005 are derived from, and are qualified by reference to, the unaudited consolidated financial statements of Las Vegas Sands Corp. for these periods included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results of operations of Las Vegas Sands Corp. for those periods. The results of operations of Las Vegas Sands Corp. for the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for the full year or for any future period.

The unaudited pro forma statement of operations and balance sheet data of Las Vegas Sands Corp. is derived from the unaudited condensed consolidated pro forma financial statements appearing elsewhere in this prospectus and give effect to the refinancing transactions, the Grand Canal Shops mall sale, the retirement of the Venetian Macau floating rate senior secured notes and certain other transactions described under “Unaudited Pro Forma Condensed Consolidated Financial Statements.” The other operating data for all periods presented have been derived from our internal records. The following information should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Selected Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements, the related notes and other financial information included elsewhere in this prospectus.

Pro Forma Financial Data

	Year Ended December 31, 2004		Three Months Ended March 31, 2005
	(dollars in thousands)
Statement of Operations Data
Revenues
Casino	$708,564		$265,786
Rooms	312,003		86,077
Food and beverage	121,566		43,489
Retail and other	99,658		28,454

	1,241,791		423,806
Promotional allowances	(61,509)		(20,012)

Net revenues	1,180,282		403,794

Operating expenses
Casino	340,241		131,953
Rooms	77,249		21,115
Food and beverage	64,176		20,965
Retail and other	57,804		14,376
Provision for doubtful accounts	7,959		3,386
General and administrative	172,385		45,773
Corporate expense(1(b))	126,356		10,882
Rental expense	11,147		3,705
Pre-opening and developmental expense	33,926		5,175
Depreciation and amortization	67,608		19,965
Loss on disposal of assets(1(b))	31,649		1,163

	990,500		278,458

Operating income	189,782		125,336
Interest income	7,057		6,683
Interest expense, net	(64,992)		(16,671)
Other income	(122)		—

Income before provision for income taxes	131,725		115,348
Provision for income taxes	(16,628)		(15,024)

Net income	$115,097		$100,324

Other Financial Data
EBITDA(1)	$257,268		$145,301
Ratio of earnings to fixed charges(2)	2.9	x	6.2	x

	As of March 31, 2005
	Actual		Pro Forma(3)
	(dollars in thousands)
Balance Sheet Data
Cash and cash equivalents	$799,611		$678,181
Restricted cash and cash equivalents	$381,955		$381,955
Total assets	$3,297,920		$3,172,114
Total debt	$1,497,709		$1,377,709
Stockholders’ equity	$1,330,050		$1,325,674

Summary Historical Financial and Operating Data

Year Ended December 31,	Three Months Ended March 31,
2002	2003	2004	2004	2005
(dollars in thousands except operating data)
Statement of Operations Data
Revenues
Casino	$256,484	$272,804	$708,564	$94,708	$265,786
Rooms	206,706	251,397	312,003	85,367	86,077
Food and beverage	67,645	80,207	121,566	32,655	43,489
Retail and other	126,709	132,202	116,437	40,216	28,454

657,544	736,610	1,258,570	252,946	423,806
Less—Promotional allowances	(34,208)	(44,856)	(61,514)	(13,760)	(20,012)

Net revenues	623,336	691,754	1,197,056	239,186	403,794

Operating expenses
Casino	118,843	128,170	340,241	36,591	131,953
Rooms	53,435	64,819	77,249	20,041	21,115
Food and beverage	35,144	40,177	64,176	15,493	20,965
Retail and other	51,332	53,556	60,055	16,043	14,376
Provision for doubtful accounts	21,393	8,084	7,959	3,244	3,386
General and administrative	112,913	126,134	173,088	36,393	45,773
Corporate expense	10,114	10,176	126,356	2,501	10,882
Rental expense	7,640	10,128	12,033	2,654	3,705
Pre-opening and developmental expense	5,925	10,525	33,926	8,379	5,175
Depreciation and amortization	46,662	53,859	69,432	15,527	19,965
Loss on disposal of assets	—	—	31,649	24	1,163
Gain on sale of The Grand Canal Shops	—	—	(417,576)	—	—

463,401	505,628	578,588	156,890	278,458

Operating income	159,935	186,126	618,468	82,296	125,336
Interest income	3,027	2,125	7,740	456	7,394
Interest expense, net	(124,459)	(122,442)	(138,077)	(32,827)	(27,083)
Other income (expense)	1,045	825	(131)	(9)	—
Loss on early retirement of debt(4)	(51,392)	—	(6,553)	—	(132,834)

Income (loss) before income taxes	(11,844)	66,634	481,447	49,916	(27,187)
Benefit for income taxes	—	—	13,736	—	34,299

Net income (loss)	$(11,844)	$66,634	$495,183	$49,916	$7,112

Other Financial Data
Net cash provided by operating activities	$86,842	$137,116	$373,369	$61,300	$79,123
Net cash used in investing activities	$(240,237)	$(298,326)	$(51,650)	$(54,465)	$(156,645)
Net cash provided by (used in) financing activities	$194,119	$207,520	$820,386	$937	$(417,765)
Capital expenditures	$136,740	$279,948	$465,748	$91,856	$152,164
EBITDA(1)	$156,250	$240,810	$681,216	$97,814	$12,467
Ratio of earnings to fixed charges(2)	—	1.5	x	4.3	x	2.4	x	—

Other Las Vegas Properties Operating Data
Occupancy(5)(6)	95.6%	96.0%	97.0%	98.9%	97.8%
Average daily room rate(5)(7)	$196	$204	$220	$236	$243
Revenue per available room(5)(8)	$187	$195	$213	$233	$237
Average number of table games(5)(9)	126	126	135	130	134
Table games drop per unit per day(5)(10)	$18,808	$17,969	$20,776	$21,939	$25,603
Average number of slot machines(5)(11)	2,036	1,995	2,001	2,002	1,993
Slot machine win per unit per day(5)(12)	$136	$165	$191	$173	$176
Number of Sands Expo Center visitors per day(5)(13)	7,707	7,709	5,617	5,233	4,215
Number of show days at Sands Expo Center(13)	121	116	143	58	47

Three Months Ended March 31, 2005
(dollars in thousands)
Macau Property Data(14)
Net income	$56,182
EBITDA	$62,584
Aggregate table games drop	$1,105,990

(1)	EBITDA consists of net income before interest, taxes, depreciation and amortization. EBITDA is a supplemental non-GAAP financial measures used by management, as well as industry analysts, to evaluate operations. In particular, management utilizes EBITDA to compare the operating profitability of its casino operations with those of its competitors. We are also presenting EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported EBITDA as a supplemental performance measure to GAAP financial measures. When evaluating EBITDA, investors should consider, among other factors, (1) increasing or decreasing trends in EBITDA and (2) how EBITDA compares to levels of debt and interest expense. However, EBITDA should not be interpreted as an alternative to income from operations (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity) as determined in accordance with generally accepted accounting principles. We have significant uses of cash flow, including capital expenditures, interest payments and debt principal repayments, which are not reflected in EBITDA. All companies do not calculate EBITDA in the same manner. As a result, EBITDA as presented by us may not be comparable to similarly titled measures presented by other companies.

The following is a reconciliation of net income to EBITDA (in thousands):

	Year Ended December 31,				Pro Forma Year Ended December 31, 2004		Three Months Ended March 31,		Pro Forma Three Months Ended March 31, 2005
	2002	2003	2004				2004	2005
Net income (loss)	$(11,844)	$66,634	$495,183	(a)	$115,097		$49,916	$7,112	$100,324
Interest income	(3,027)	(2,125)	(7,740)		(7,057)		(456)	(7,394)	(6,683)
Interest expense	124,459	122,442	138,077		64,992		32,827	27,083	16,671
Provision (benefit) for income taxes	—	—	(13,736)		16,628		—	(34,299)	15,024
Depreciation and amortization	46,662	53,859	69,432		67,608		15,527	19,965	19,965

EBITDA	$156,250	$240,810	$681,216	(b)	$257,268	(b)	$97,814	$12,467	$145,301

(a)	Includes the impact of the $417.6 million gain on the sale of the Grand Canal Shops.
(b)	Includes in corporate expense the impact of incentive payments of $62.2 million related to arranging for the sale of the Phase II mall that were made to certain of our executives in July 2004 and a $49.2 million stock-based compensation charge in the third quarter of 2004. Included in loss on disposal of assets is a $30.6 million loss accrued in the third quarter of 2004. These charges are not expected to occur again in the same magnitude in the near future.
(2)	For the purpose of calculating the historical and pro forma ratios of earnings to fixed charges, “earnings” represents pre-tax income plus amortization of capitalized interest and fixed charges, and less interest capitalized. “Fixed charges” consists of interest expense, whether expensed or capitalized, amortization of debt discount and debt financing costs, and one-third of lease expense, which we believe is representative of the interest component of lease expense, primarily comprised of rent expense associated with the heating and air conditioning provider. For the historical year ended 2002 and the historical three months ended March 31, 2005, earnings were insufficient to cover fixed charges by $12.5 million and $30.7 million, respectively. Accordingly, this ratio has not been presented for these periods.
(3)	Pro forma information gives effect to the retirement of the $120.0 million Venetian Macau floating rate senior secured notes and the payment of $1.4 million of accrued interest from cash and cash equivalents.
(4)	In April 2002, the Financial Accounting Standards Board (“FASB”) issued Statement No. 145 (“SFAS 145”) “Rescission of FASB Statements Nos. 4, 44 and 64 and Amendment of FASB Statement No. 13.” SFAS 145 addresses the presentation for losses on early retirements of debt in the statement of operations to the extent they do not meet the requirements of APB Opinion No. 30. We have adopted SFAS 145 and no longer present losses on early retirements of debt as an extraordinary item. Accordingly, prior period losses on early retirement of debt have been reclassified to other income (expense) to conform to this new presentation in the accompanying table.
(5)	Operating data represents the average for the respective periods.

(6)	Occupancy represents the percentage of total occupied rooms to total available rooms. An occupied room is a rented room for one night. Available rooms represents the number of total rooms less off-the-market rooms and out-of-order rooms. On average, during 2004, 35 rooms per day (1,057 rooms per month) were off-the-market and 0 rooms per day (3 rooms per month) were out-of-order, and during the three months ended March 31, 2005, 29 rooms per day (869 rooms per month) were off-the-market and 0 rooms per day (0 rooms per month) were out-of-order. Total occupancy uses this formula for every day in a period cited while mid-week occupancy period uses the same formula described above for the period Sunday night through Thursday night for the total period cited.
(7)	Average daily room rate (“ADR”) is total room revenue divided by total occupied rooms.
(8)	Revenue per available room (“RevPAR”) is total room revenue divided by total available rooms.
(9)	Average number of table games represents the number of table games on the casino floor each day divided by the number of days.
(10)	Table games drop per unit per day represents the total table games drop divided by average number of tables divided by number of days. Table games drop represents the sum of markers issued (credit instruments) less markers repaid at the table by customers, plus cash deposited in the table drop box.
(11)	Average number of slot machines represents the number of slot machines on the casino floor each day divided by the number of days.
(12)	Slot machine win per unit per day represents the daily average of slot machine win divided by the number of slot machines in service. Win is the excess of the amount of money deposited by the player into the slot machine over the amount of money paid out of the slot machine to the player and is recorded by us as revenue.
(13)	This data is based on actual days during which a convention trade show or similar event is ongoing at the Sands Expo Center. This data excludes move-in and move-out days.
(14)	Reflects operations of the Sands Macao for the three month period ended March 31, 2005.

The following is a reconciliation of the Sands Macao net income to EBITDA for the three months ended March 31, 2005 (in thousands):

Three Months Ended March 31, 2005
Net income	$56,182
Interest income	(1,647)
Interest expense	2,225
Depreciation and amortization	5,824

EBITDA	$62,584

RISK FACTORS

Our business, operations and financial condition are subject to various risks. Some of these risks are described below, and you should take these risks into account in evaluating us or any investment decision involving us.

Risks Relating to Our Indebtedness, the Notes and the Exchange Offer

We are a parent company and our primary source of cash is and will be distributions from our subsidiaries.

We are a parent company with limited business operations of our own. Our limited operations consist of providing management to our subsidiaries, new business development investigation and implementation and the provision of certain aviation and hotel maintenance and operations services to our Las Vegas based subsidiaries. Our main asset is the capital stock of our subsidiaries. We conduct most of our business operations through our direct and indirect subsidiaries. Accordingly, our primary sources of cash are dividends and distributions with respect to our ownership interests in our subsidiaries that are derived from the earnings and cash flow generated by our operating properties. Our subsidiaries might not generate sufficient earnings and cash flow to pay dividends or distributions in the future. Our subsidiaries are separate and distinct legal entities.

Our subsidiaries that are not guarantors of the notes have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. Payments to us by our non-guarantor subsidiaries will be contingent upon their earnings and business considerations. In addition, our subsidiaries’ debt instruments and other agreements, including Las Vegas Sands Opco’s amended and restated senior secured credit facility, limit or prohibit certain payment of dividends or other distributions to us. See “Description of Other Indebtedness and Operating Agreements.”

The notes and the guarantees are effectively subordinated to our and the guarantors’ secured indebtedness and to the indebtedness of our non-guarantor subsidiaries.

The notes and the guarantees will be effectively subordinated to the existing and future secured indebtedness of us and our guarantor subsidiaries to the extent of the value of the collateral securing such indebtedness. In particular, the notes and the guarantees will be effectively subordinated to the indebtedness under Las Vegas Sands Opco’s amended and restated senior secured credit facility which is secured by substantially all of the assets of the guarantors. If we or a guarantor become insolvent or are liquidated, the lenders under our or the guarantors’ secured indebtedness will have a claim on the assets securing their indebtedness and will have priority over any claim for payment under the notes or the guarantees to the extent of such security. In the event of a bankruptcy or insolvency, it is possible that there would be no assets remaining after repayment of our secured indebtedness from which claims of the holders of the notes could be satisfied or, if any assets remained, they might be insufficient to satisfy such claims fully.

The notes and the guarantees will also be effectively subordinated to the existing and future unsecured indebtedness of all our non-guarantor subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. As of March 31, 2005, on a pro forma basis after giving effect to the refinancing transactions and the redemption of the Venetian Macau floating rate senior secured notes, assuming all term borrowings under Las Vegas Sands Opco’s amended and restated senior secured credit facility and the Phase II mall construction loan had been fully drawn, we and the guarantors would have had $1.828 billion of debt outstanding, including $1.580 billion of secured debt. In addition, the notes and the guarantees would have been effectively subordinated to $148.0 million of liabilities of our non-guarantor subsidiaries.

Our substantial debt could impair our financial condition and prevent us from fulfilling our obligations under the notes.

We are highly leveraged and have substantial debt service obligations. As of March 31, 2005, on a pro forma basis after giving effect to the refinancing transactions, the redemption of the Venetian Macau floating rate senior secured notes and assuming all term borrowings under Las Vegas Sands Opco’s amended and restated senior secured credit facility and the Phase II mall construction loan had been fully drawn, we and the guarantors would have had approximately $1.828 billion of indebtedness outstanding. We had approximately $390.0 million of available borrowings under the $450.0 million revolving credit facility of Las Vegas Sands Opco’s amended and restated senior secured credit facility.

This substantial indebtedness could have important consequences to us. For example, it could:

•	make it more difficult for us to satisfy our debt obligations, including with respect to these notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, development projects, acquisitions or general corporate purposes;

•	require us to dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds available for our operations;

•	limit our flexibility in planning for, or reacting to, changes in the business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	subject us to higher interest expense in the event of increases in interest rates to the extent a portion of our debt is and will continue to be at variable rates of interest.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the notes permits us to incur additional debt. In addition, Las Vegas Sands Opco’s amended and restated senior secured credit facility permits borrowings in addition to the available revolving credit facility of up to $100.0 million, subject to certain conditions, which borrowings will be secured. We expect that our Macau subsidiaries will incur substantial additional indebtedness to construct various projects in Macau, including the Venetian Macao Casino Resort. See “Note 7—Long-Term Debt” to our consolidated financial statements. If new debt is added to our or our subsidiaries’ current debt levels, the related risks that we and they now face could intensify. See “Description of Other Indebtedness.”

The terms of our debt instruments may restrict our current and future operations, particularly our ability to finance additional growth, respond to changes or take certain actions.

Our and our subsidiaries’ current debt instruments, and any future debt instruments likely would, contain a number of restrictive covenants that impose significant operating and financial restrictions on us or our subsidiaries. Las Vegas Sands Opco’s amended and restated senior secured credit facility includes covenants restricting, among other things, Las Vegas Sands Opco’s ability to:

•	incur additional debt, including guarantees or credit support;

•	incur liens securing indebtedness;

•	dispose of assets;

•	make certain acquisitions;

•	pay dividends or make distributions and make other restricted payments, such as purchasing equity interests, repurchasing junior indebtedness or making investments in third parties;

•	enter into sale and leaseback transactions;

•	engage in any new businesses;

•	issue preferred stock; and

•	enter into transactions with our stockholders and our affiliates.

Las Vegas Sands Opco’s amended and restated senior secured credit facility also includes financial covenants, including requirements that Las Vegas Sands Opco satisfy:

•	a minimum consolidated net worth test;

•	a maximum consolidated capital expenditure test;

•	a minimum consolidated interest coverage ratio; and

•	a maximum consolidated leverage ratio.

The indenture governing the notes also restricts, among other things, our ability and that of the guarantors to incur liens and enter into certain sale and lease-back transactions.

In addition, our other debt and future debt or other contracts could contain financial or other covenants more restrictive than those applicable to the above instruments.

Our failure to comply with the covenants contained in our and our subsidiaries’ debt instruments, including our failure as a result of events beyond our control, could result in an event of default which could materially and adversely affect our operating results and our financial condition.

If there were an event of default under one of our debt instruments, the holders of the defaulted debt may be able to cause all amounts outstanding with respect to that debt to be due and payable immediately. This, in turn, would cause all amounts outstanding under certain of our other debt instruments to be due and payable immediately. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments, either upon maturity or if accelerated upon an event of default, or that we would be able to refinance or restructure the payments on those debt securities. Further, if we are unable to repay, refinance or restructure our indebtedness under the amended and restated senior secured credit facility, the lenders under that facility could proceed against the collateral securing that indebtedness. In that event, any proceeds received upon a realization of the collateral would be applied first to amounts due under the contemplated amended and restated senior secured credit facility before any proceeds would be available to make payments to others, including holders of the notes. See “—The notes and the guarantees are effectively subordinated to our and the guarantors’ secured indebtedness and to the indebtedness of our non-guarantor subsidiaries.” In addition, any event of default or declaration of acceleration under one debt instrument could result in an event of default under one or more of our other debt instruments, including the notes.

Other than covenants limiting liens, certain sale and lease-back transactions and certain corporate transactions, the indenture governing the notes does not contain restrictive covenants.

The indenture governing the notes does not contain restrictive covenants that would protect you from many kinds of transactions that may adversely affect you. In particular, the indenture does not contain covenants limiting any of the following:

•	the incurrence of additional indebtedness by us or our subsidiaries;

•	the issuance of stock of our subsidiaries;

•	the payment of dividends and certain other payments by us and our subsidiaries;

•	our creation of restrictions on the ability of our subsidiaries to make payments to us; or

•	our ability to enter into certain transactions with affiliates.

Although the terms of some of our subsidiaries’ debt instruments, including the Las Vegas Sands Opco’s amended and restated senior secured credit facility, contain a number of restrictive covenants, these covenants could cease to apply to us if we retire or amend any of these debt instruments or obtain waivers thereunder.

We may not be able to generate sufficient cash flow to meet our debt service obligations, including payments due on the notes, because our ability to generate cash depends on many factors beyond our control.

Our ability to make scheduled payments due on our debt obligations, including the notes, and to fund planned capital expenditures and development efforts will depend on our ability to generate cash in the future. To a certain extent, this is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are outside of our control. If we do not generate sufficient cash flow from operations to satisfy our debt obligations, including payments due on the notes, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or raising additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our failure to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations on the notes.

We may not be able to fulfill our repurchase obligations in the event of a change of control. We may also enter into important corporate transactions that will not constitute a change of control.

If we experience certain specific change of control events, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount of the notes plus accrued and unpaid interest and special interest, if any, to the date of repurchase. Any change of control would also constitute a default under Las Vegas Sands Opco’s amended and restated senior secured credit facility. Therefore, upon the occurrence of a change of control, the lenders under the amended and restated senior secured credit facility would have the right to accelerate their loans and we would be required to prepay all outstanding obligations under the amended and restated senior secured credit facility. We cannot assure you that we will have available funds sufficient to pay the change of control purchase price for any or all of the notes that might be delivered by holders of the notes seeking to accept the change of control offer. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “change of control” under the indenture governing the notes. See “Description of Notes—Repurchase at the Option of Holders—Change of Control.”

Federal and state statutes allow courts, under specific circumstances, to void the guarantees and require noteholders to return payments received from us or the guarantors.

Our creditors or the creditors of our guarantors could challenge the guarantees as fraudulent conveyances or on other grounds. Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the delivery of the guarantees could be found to be a fraudulent transfer and declared void if a court determined that the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	delivered the guarantee with the intent to hinder, delay or defraud its existing or future creditors; or

•	received less than reasonably equivalent value or did not receive fair consideration for the delivery of the guarantee and any of the three following conditions apply:

•	was insolvent or rendered insolvent at the time it delivered the guarantee;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

If a court declares the guarantees to be void, or if the guarantees must be limited or voided in accordance with their terms, any claim you may make against us for amounts payable on the notes would, with respect to amounts claimed against the guarantors, be subordinated to the debt of our guarantors, including trade payables. The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of the notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

The terms of the indenture governing the notes limit the ability of the trustee and the holders of the notes to exercise certain remedies to seek or request a sale or liquidation of capital stock of our subsidiaries under certain circumstances. This may result in holders of the notes receiving less in a liquidation or sale of our assets and the assets of the guarantors than they otherwise would in the absence of such restrictions.

Subject to certain exceptions, the trustee and each noteholder, by accepting a note, agrees that in the event that the outstanding principal amount of the notes becomes due and payable (whether at maturity, by acceleration or otherwise) and is not paid when due, then, before seeking, directly or indirectly through any court, the sale, liquidation or seizure of the capital stock of any of our direct or indirect subsidiaries, the trustee and such noteholder will (for the 60-day period beginning on the date when the outstanding principal amount of the notes first becomes due and payable) seek first to sell, liquidate or seize other assets of ours or any of the guarantors. The provisions of the indenture do not otherwise limit the rights of the trustee and the noteholders to exercise remedies. As a result of these restrictions, the trustee and the noteholders may not take any action to seek or request us or any guarantor of the notes to sell or liquidate the capital stock of any subsidiary for 60 days in order to pay the notes after they become due and payable. During such 60-day period, the value of the capital stock of our subsidiaries may decline and the noteholders could recover less on their notes than they would otherwise be entitled in the absence of such restrictions.

There is no established trading market for the exchange notes, and you may not be able to sell them quickly or at the price that you paid.

The exchange notes are a new issue of securities and there is no established trading market for the notes. We do not intend to apply for the exchange notes to be listed on any securities exchange or to arrange for quotation on any automated dealer quotation systems. As a result, any trading market for the exchange notes may not be very liquid. If no active trading market develops, you may not be able to resell your exchange notes at their fair market value or at all.

We cannot assure you that you will be able to sell your exchange notes at a particular time or that the prices that you receive when you sell will be favorable. The trading market for the exchange notes or, in the case of any holders of notes that do not exchange them, the trading market for the initial notes following the offer to exchange the initial notes for exchange notes may not be very liquid. Future trading prices of the initial notes and exchange notes will depend on many factors, including:

•	our operating performance and financial condition;

•	the interest of securities dealers in making a market; and

•	the market for similar securities.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the initial notes and the exchange notes will be subject to disruptions. Any disruptions may reduce the value of the notes, regardless of our prospects and financial performance.

The issuance of the exchange notes may adversely affect the market for the initial notes.

To the extent the initial notes are tendered and accepted in the exchange offer, the trading market for the untendered and tendered but unaccepted initial notes could be adversely affected. Because we anticipate that most holders of the initial notes will elect to exchange their initial notes for exchange notes due to the absence of restrictions on the resale of exchange notes under the Securities Act, we anticipate that the liquidity of the market for any initial notes remaining after the completion of this exchange offer may be substantially limited. Please refer to the section in this prospectus entitled “The Exchange Offer—Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences.”

Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes.

Based on interpretations of the staff of the Commission contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your exchange notes. In these cases, if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes under the Securities Act, you may incur liability under this act. We do not and will not assume, or indemnify you against, this liability.

Risks Related to Our Business

Our business is particularly sensitive to reductions in discretionary consumer spending as a result of downturns in the economy.

Consumer demand for hotel casino resorts, trade shows and conventions and for the type of luxury amenities we offer is particularly sensitive to downturns in the economy. Changes in consumer preferences or discretionary consumer spending brought about by factors such as fears of war, future acts of terrorism, general economic conditions, disposable consumer income, fears of recession and changes in consumer confidence in the economy could reduce customer demand for the luxury products and leisure services we offer, thus imposing practical limits on pricing and harming our operations.

Our business is sensitive to the willingness of our customers to travel. Acts of terrorism and developments in the conflict in Iraq could cause severe disruptions in air travel that reduce the number of visitors to our facilities, resulting in a material adverse effect on our financial condition, results of operations and cash flows.

We are dependent on the willingness of our customers to travel. A substantial number of our customers for the Venetian Casino Resort use air travel to come to Las Vegas. On September 11, 2001, acts of terrorism occurred in New York City, Pennsylvania and Washington, D.C. As a result of these terrorist acts, domestic and international travel was severely disrupted, which resulted in temporarily decreased customer visitation to Las Vegas, including to the Venetian Casino Resort and the Sands Expo Center. In addition, developments in the conflict in Iraq could have a similar effect on domestic and international travel. Most of our customers travel to reach either the Venetian Casino Resort or the Sands Macao. Only a small amount of our business is generated by local residents. Management cannot predict the extent to which disruptions in air travel as a result of any further terrorist act, outbreak of hostilities or escalation of war would adversely affect our financial condition, results of operations or cash flows.

An outbreak of severe acute respiratory syndrome or other highly infectious disease could adversely affect the number of visitors to our facilities and disrupt our operations, resulting in a material adverse effect on our financial condition, results of operations and cash flows.

In 2003, Taiwan, China, Hong Kong, Singapore and certain other regions experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome. As a result of the outbreak, there was a decrease in travel to and from, and economic activity in, affected regions, including Macau. If an outbreak recurs or if an outbreak of another highly infectious disease occurs, it may adversely affect the number of visitors to the Sands Macao, the Venetian Casino Resort or the Sands Expo Center and our business and prospects. Furthermore, an outbreak might disrupt our ability to adequately staff our business and could generally disrupt our operations. If any of our customers or employees is suspected of having contracted severe acute respiratory syndrome or such other disease, we may be required to quarantine such customers or employees or the affected areas of our facilities and temporarily suspend part or all of our operations at affected facilities. Any new outbreak of severe acute respiratory syndrome or other infectious diseases could have a material adverse effect on our financial condition, results of operations and cash flows.

There are significant risks associated with our planned construction projects, which could adversely affect our financial condition, results of operations or cash flows from these planned facilities.

Our ongoing and future construction projects, such as the Palazzo Casino Resort and the Venetian Macao Casino Resort, entail significant risks. Construction activity requires us to obtain qualified contractors and subcontractors, the availability of which may be uncertain. Construction projects are subject to cost overruns and delays caused by events not within our control or, in certain cases, our contractors’ control, such as shortages of materials or skilled labor, unforeseen engineering, environmental and /or geological problems, work stoppages, weather interference, unanticipated cost increases and unavailability of construction materials or equipment. Construction, equipment or staffing problems or difficulties in obtaining any of the requisite materials, licenses, permits, allocations and authorizations from governmental or regulatory authorities could increase the total cost, delay, jeopardize or prevent the construction or opening of such projects or otherwise affect the design and features of the Palazzo Casino Resort and the Venetian Macao Casino Resort or other projects.

We have not entered into a fixed-price or guaranteed maximum price contract with a construction manager or general contractor for the construction of the Palazzo Casino Resort and do not expect to do so for the Venetian Macao Casino Resort. As a result, we will rely heavily on our in-house development and construction team to manage construction costs and coordinate the work of the various trade contractors. The lack of any fixed-price contract with a construction manager or general contractor will put more of the risk of cost-overruns on us. If we are unable to manage costs or we are unable to raise additional capital required to complete the

Palazzo Casino Resort or the Venetian Macao Casino Resort, we may not be able to open or complete these projects, which may have an adverse impact on our business and prospects for growth.

The anticipated costs and completion date for the Palazzo Casino Resort are based on a budget, design, development and construction documents and schedule estimates that we have prepared with the assistance of architects and are subject to change as the design, development and construction documents are finalized and more actual construction work is performed. The completion date for the Venetian Macao Casino Resort is management’s current estimate based on the development work done to date. A failure to complete the Palazzo Casino Resort or the Venetian Macao Casino Resort on budget or on schedule may adversely affect our financial condition, results of operations or cash flows. Also see “—Risks Associated with Our International Operations—We are required to make substantial additional investments in Macau and build and open the Venetian Macao Casino Resort by June 2006 and a convention center by December 2006. Unless we obtain an extension, we will lose our right to continue to operate the Sands Macao or any other facilities developed under the subconcession.”

We currently have no financing commitments for the Venetian Macao Casino Resort. In addition, the debt agreements into which Las Vegas Sands Opco and its subsidiaries have entered to fund the construction of the Palazzo Casino Resort contain significant conditions that must be satisfied in order for Las Vegas Sands Opco and its subsidiaries to be able to use the proceeds available under these facilities, including:

•	using the remaining proceeds from the sale of The Grand Canal Shops mall and cash on hand in an aggregate amount of $552.0 million for construction costs before any borrowings under Las Vegas Sands Opco’s amended and restated senior secured credit facility are used for construction costs, and a cash equity investment of approximately $25.0 million before any borrowings under the Phase II mall construction loan are used;

•	having sufficient funds available so that construction costs of the Palazzo Casino Resort are “in balance” for purposes of the debt instruments;

•	obtaining various consents and other agreements from third parties, including trade contractors; and

•	other customary conditions.

The failure to obtain the necessary financing, or satisfy these funding conditions, could adversely affect our ability to construct the Palazzo Casino Resort or the Venetian Macao Casino Resort.

Because we are currently dependent upon three properties in two markets for all of our cash flow, we will be subject to greater risks than a gaming company with more operating properties or that operates in more markets.

We currently do not have material assets or operations other than the Venetian Casino Resort, the Sands Expo Center and the Sands Macao. As a result, we will be entirely dependent upon these properties for all of our cash flow until we develop other properties.

Given that our operations are currently conducted at one property location in Las Vegas and one property location in Macau and that a large portion of our planned future development is in Las Vegas and Macau, we will be subject to greater degrees of risk than a gaming company with more operating properties in more markets. The risks to which we will have a greater degree of exposure include the following:

•	local economic and competitive conditions;

•	inaccessibility due to inclement weather, road construction or closure of primary access routes;

•	decline in air passenger traffic due to higher ticket costs or fears concerning air travel;

•	changes in local and state governmental laws and regulations, including gaming laws and regulations;

•	natural and other disasters, including the risk of typhoons in the South China region or outbreaks of infectious diseases;

•	an increase in the cost of electrical power for the Venetian Casino Resort/Sands Expo Center complex as a result of, among other things, power shortages in California or other western states with which Nevada shares a single regional power grid;

•	a decline in the number of visitors to Las Vegas or Macau; and

•	a decrease in gaming and non-gaming activities at the Venetian Casino Resort and the Sands Macao.

Our insurance coverage may not be adequate to cover all possible losses that the Venetian Casino Resort, the Sands Expo Center or the Sands Macao could suffer. In addition, our insurance costs may increase and we may not be able to obtain the same insurance coverage in the future.

We currently own and operate the Venetian Casino Resort and the Sands Expo Center in Las Vegas, Nevada, and the Sands Macao in Macau, China. Although we have all-risk property insurance for each such property covering damage caused by a casualty loss (such as fire and natural disasters), each such policy has certain exclusions. In addition, our property insurance coverage for the Venetian Casino Resort and the Sands Expo Center is in an amount that is significantly less than the expected replacement cost of rebuilding the complex if there was a total loss. Our level of insurance coverage for the Venetian Casino Resort and the Sands Expo Center may not be adequate to cover all losses in the event of a major casualty. In addition, certain casualty events, such as labor strikes, nuclear events, acts of war, loss of income due to cancellation of room reservations or conventions due to fear of terrorism, deterioration or corrosion, insect or animal damage and pollution, might not be covered at all under our policies. Therefore, certain acts could expose us to heavy, uninsured losses.

In addition, although we currently have certain insurance coverage for occurrences of terrorist acts with respect to the Venetian Casino Resort, the Sands Expo Center and the Sands Macao and certain losses that could result from these acts, our terrorism coverage is subject to the same risks and deficiencies as those described above for our all risk property coverage. The lack of sufficient insurance for these types of acts could expose us to heavy losses in the event that any damages occur, directly or indirectly, as a result of terrorist attacks, which could have a significant negative impact on our operations.

In addition to the damage caused to our property by a casualty loss (such as fire, natural disasters, acts of war or terrorism), we may suffer disruption of our business as a result of these events or be subject to claims by third parties injured or harmed. While we carry business interruption insurance and general liability insurance, such insurance may not be adequate to cover all losses in such event.

We renew our insurance policies on an annual basis. The cost of coverage may become so high that we may need to further reduce our policy limits or agree to certain exclusions from our coverage. Among other factors, it is possible that the situation in Iraq, homeland security concerns, other catastrophic events or any change in the current U.S. statutory requirement that insurance carriers offer coverage for certain acts of terrorism could materially adversely affect available insurance coverage and result in increased premiums on available coverage (which may cause us to elect to reduce our policy limits) and additional exclusions from coverage. Among other potential future adverse changes, in the future we may elect to not, or may not be able to, obtain any coverage for losses due to acts of terrorism.

Our debt instruments and other material agreements require us to maintain a certain minimum level of insurance. Failure to satisfy these requirements could result in an event of default under our debt instruments. Also see “—Risks Associated with Our International Operations—The Macau government can terminate our subconcession under certain circumstances without compensation to us, which could have a material adverse effect on our operations and financial condition.”

We depend on the continued services of key managers and employees. If we do not retain our key personnel or attract and retain other highly skilled employees, our business will suffer.

Our ability to maintain our competitive position is dependent to a large degree on the services of our senior management team, including Mr. Adelson. Each of Mr. Adelson, William Weidner, Bradley Stone, Robert Goldstein, Scott Henry and Brad Serwin have entered into employment agreements. However, we cannot assure you that any of these individuals will remain with us. We currently do not have a life insurance policy on any of the members of the senior management team. The death or loss of the services of any of our senior managers or the inability to attract and retain additional senior management personnel could have a material adverse effect on our business.

We are controlled by a principal stockholder whose interest in our business may be different than yours.

Mr. Adelson and trusts for the benefit of Mr. Adelson and his family members beneficially own approximately 86.8% of our outstanding common stock. Accordingly, Mr. Adelson exercises significant influence over our business policies and affairs, including the composition of our board of directors and any action requiring the approval of our stockholders, including the adoption of amendments to our articles of incorporation and the approval of a merger or sale of substantially all of our assets. The concentration of ownership may also delay, defer or even prevent a change in control of our company and may make some transactions more difficult or impossible without the support of Mr. Adelson. Because Mr. Adelson and trusts for the benefit of Mr. Adelson and his family members own more than 50% of the voting power of our company, we are considered a controlled company in connection with the New York Stock Exchange (the “NYSE”) listing standards. As such, the NYSE corporate governance requirements that our board of directors and our compensation committee be independent do not apply to us. As a result, the ability of our independent directors to influence our business policies and affairs may be reduced. The interests of Mr. Adelson may conflict with your interests.

For additional information regarding the share ownership of, and our relationship with, Mr. Adelson, you should read the information under the headings “Principal Stockholders” and “Certain Relationships and Related Party Transactions.”

We are currently in the development stage of several projects that are subject to a variety of contingencies that may ultimately prevent the realization of such plans.

We have several new projects in development, including building and operating the Venetian Macao Casino Resort and a collection of Las Vegas-style casino and showroom facilities under leases with third parties along the Cotai Strip, exploring opportunities for casino gaming operations into certain other domestic and foreign jurisdictions, including the United Kingdom, Singapore, Japan and Thailand and certain other foreign jurisdictions, participating in a joint venture to develop a gaming and retail complex in Bethlehem, Pennsylvania. In a number of jurisdictions, such as the United Kingdom and Japan, current laws do not permit casino gaming of the type we propose to develop. These projects are subject to a number of contingencies, including, but not limited to, adverse developments in applicable legislation, our inability to reach satisfactory, final agreements with necessary third parties or meet the conditions provided for thereunder, and our inability to raise sufficient financing to fund such projects. In addition, luxury casino resort projects require substantial amounts of capital. As a result, our various plans for the development of our operations may not ultimately be realized as currently planned, or at all. Even if we are successful in launching any of these ventures, we cannot assure you that any of these projects would be successful, or that their operations would not have a material adverse effect on our financial position, results of operations or cash flows.

An unaffiliated party may not have paid the same consideration that we paid to acquire Interface Holding. As a result, Las Vegas Sands Opco might have paid higher consideration for these assets than the fair market value of such assets to an unaffiliated party that does not also own the Venetian Casino Resort.

Because the Interface Holding acquisition transactions were reorganization transactions which Las Vegas Sands Opco consummated in anticipation of entering into financing agreements for the Palazzo Casino Resort, this acquisition was not conducted by means of a bidding or other marketing process and Las Vegas Sands Opco did not obtain an independent appraisal for the determination of the private company stock price of Interface Holding in these transactions. Furthermore, because of the unique nature of these properties and the fact that they constitute part of an integrated complex, it is difficult to compare this acquisition to other similar transactions. We cannot assure you that an unaffiliated third party would have paid the same consideration for these assets. As a result, Las Vegas Sands Opco might have paid higher consideration for these assets than the fair market value of such assets to an unaffiliated party that does not also own the Venetian Casino Resort.

Risks Associated with Our Las Vegas Operations

We face significant competition in Las Vegas which could materially adversely affect our financial condition, results of operations or cash flows. Some of our competitors have substantially greater resources and access to capital than we have. In addition, any significant downturn in the trade show and convention business would significantly and adversely affect our mid-week occupancy rates and business.

The hotel, resort and casino business in Las Vegas is highly competitive. See “Business—The Las Vegas Market—Competition in Las Vegas.” The Venetian Casino Resort competes with a large number of major hotel-casinos and a number of smaller casinos located on and near the Strip and in and near Las Vegas. Competitors of the Venetian Casino Resort include major resorts on the Strip, such as the Wynn Las Vegas Resort, which opened on April 28, 2005, the Bellagio, the Mandalay Bay Resort & Casino and Paris Las Vegas. Wynn Resorts Ltd. has recently announced plans to add a second hotel tower at Wynn Las Vegas which is expected to include 2,000 – 2,300 suites and additional casino, retail and convention space. The new project is tentatively called Encore at Wynn Las Vegas and is expected to open in 2008. Caesars expects its approximately 1,000 hotel room addition which was announced in 2003, to be completed in the second half of 2005. In December 2004, the new 928-room Bellagio spa tower opened. In addition, a renovation and rebranding of the approximately 2,600-room Aladdin has been announced. The Aladdin opened in August 2000 and later filed for bankruptcy. We also compete, to some extent, with other hotel-casino facilities in Nevada and in Atlantic City, as well as hotel-casinos and other resort facilities and vacation destinations elsewhere in the United States and around the world. Many of our competitors are subsidiaries or divisions of large public companies and may have greater financial and other resources than we have. In particular, the merger of Mandalay Resort Group, the operator of the Mandalay Bay Resort & Casino, with MGM Mirage, the operator of the MGM Grand Hotel and Casino, the Mirage and Treasure Island Hotel and Casino which was completed on April 25, 2005, and the proposed acquisition of Caesar’s Entertainment Inc. by Harrah’s Entertainment resulted, or are expected to result, in the creation of the world’s two largest gaming companies. Additionally, MGM Mirage has recently announced plans to develop and build a multi-billion dollar urban complex consisting of hotels and condominium towers, currently known as Project CityCenter. The first phase of Project CityCenter, which will include a casino resort, three “boutique” hotels, retail, dining and entertainment venues, luxury condominium, hotel/condominium and private residence clubs is expected to open in 2009. A newly formed company, Fontainebleau Resorts, plans to build a 4,000-room hotel and casino on the north end of the strip. The $1.5 billion project is expected to open in 2008.

According to the LVCVA, there were approximately 131,119 hotel and motel rooms in Las Vegas as of March 31, 2005. Various competitors on the Strip have announced several expansions and renovations of existing facilities. If demand for hotel rooms does not keep up with the increase in the number of hotel rooms, competitive pressures may cause reductions in average room rates. In addition, several of our competitors have announced or completed the construction of all-suites products, including an approximately 1,100 room all-suites tower at the Mandalay Bay Resort & Casino which was completed in December 2003, and a 928-room tower at Bellagio, which was completed in December 2004.

We also compete with legalized gaming from casinos located on Native American tribal lands. Native American tribes in California are permitted to operate casinos with video gaming machines, black jack and house-banked card games. The governor of California has entered into compacts with numerous tribes in California and has recently announced the execution of a number of new compacts with no limits on the number of gaming machines, which was limited under the prior compacts. The federal government has approved numerous compacts in California and casino-style gaming is now legal on those tribal lands. While the competitive impact on our operations in Las Vegas from the continued growth of Native American gaming establishments in California remains uncertain, the proliferation of gaming in California and other areas located near the Venetian Casino Resort could have an adverse effect on our results of operations.

In addition, certain states have legalized, and others may legalize, casino gaming in specific areas, including metropolitan areas from which we traditionally attract customers, such as New York, Los Angeles, San Francisco and Boston. In October 2001, the New York legislature approved a bill for expanded casino gaming on Native American reservations and video lottery terminals at certain race tracks. In 2003 and 2004, Maine and Pennsylvania, respectively, approved legislation legalizing slot machines or similar electronic gaming devices at certain locations, although such legislation has not been implemented yet. A number of states have permitted or are considering permitting gaming at “racinos,” on Native American reservations and through expansion of state lotteries. The current global trend toward liberalization of gaming restrictions and resulting proliferation of gaming venues could result in a decrease in the number of visitors to our Las Vegas facilities by attracting customers close to home and away from Las Vegas, which could adversely affect our financial condition, results of operations or cash flows.

As a result of the large number of trade shows and conventions held in Las Vegas, the Sands Expo Center and the Congress Center provide recurring demand for mid-week room nights for business travelers who attend these events. The attendance level at the trade shows and conventions that we host contribute to our higher-than-average mid-week occupancy rates. The Sands Expo Center and Congress Center presently compete with other large convention centers, including convention centers in other cities. Competition will be increasing for the Congress Center and the Sands Expo Center as a result of certain planned additional convention and meeting facilities as well as the enhancement or expansion of existing convention and meeting facilities in Las Vegas. With the expansion of their facilities, the Las Vegas Convention Center, an approximately 3.2 million square foot convention and exhibition space facility, and the Mandalay Bay Convention Center, an approximately 1.8 million square foot convention center opened in 2003, will continue to be major competitors of the Sands Expo Center and will be able to solely host many large trade shows which had previously split space between the Las Vegas Convention Center and the Sands Expo Center. The Las Vegas Convention Center has also announced a major upgrade of its facilities. Because large convention and trade shows are often booked more than one year in advance, the competition from new or expanded facilities may not yet be fully realized. Moreover, management anticipates increased competition from the MGM Grand Hotel and Casino and the Mirage, which have significant conference and meeting facilities. Also, cities such as Boston, Orlando and Pittsburgh are in the process of developing, or have announced plans to develop, convention centers and other meeting, trade and exhibition facilities that may materially adversely affect us. To the extent that these competitors are able to capture a substantially larger portion of the trade show and convention business, there could be a material adverse impact on our financial position, results of operations or cash flows.

The loss of our gaming license or our failure to comply with the extensive regulations that govern our operations could have an adverse effect on our financial condition, results of operations or cash flows.

Our gaming operations and the ownership of our securities are subject to extensive regulation by the Nevada Gaming Commission, the Nevada State Gaming Control Board and the Clark County Liquor and Gaming Licensing Board. These gaming authorities have broad authority with respect to licensing and registration of our business entities and individuals investing in or otherwise involved with us.

Although we currently are registered with, and Las Vegas Sands Opco currently holds gaming licenses issued by, the Nevada gaming authorities, these authorities may, among other things, revoke the gaming license of any corporate entity or the registration of a registered corporation or any entity registered as a holding company of a corporate licensee for violations of gaming regulations.

In addition, the Nevada gaming authorities may, under certain conditions, revoke the license or finding of suitability of any officer, director, controlling person, stockholder, noteholder or key employee of a licensed or registered entity. If our gaming licenses were revoked for any reason, the Nevada gaming authorities could require the closing of the casino, which would have a material adverse effect on our business. In addition, compliance costs associated with gaming laws, regulations or licenses are significant. Any change in the laws, regulations or licenses applicable to our business or gaming licenses could require us to make substantial expenditures or could otherwise have a material adverse effect on our operations.

The Nevada State Gaming Control Board investigates or reviews the records of gaming companies for compliance with gaming regulations as part of its regular oversight functions. Las Vegas Sands Opco has been investigated for thirteen violations, which resulted in a penalty of $663,000 and regulatory investigation costs of $337,000 being assessed by and paid to the Nevada gaming authorities during March 2004. The violations included a drawing for prizes in Chinese New Year celebrations where an executive pre-selected the grand prize winners, a few instances of non-compliance with procedures governing promotional disbursements before June 2001, two instances of improper handling of imported wine, a few instances of non-compliance with procedures governing voiding of credit instruments during the period shortly after the opening of the Venetian Casino Resort, inadequate training and reporting of a cash payment at a branch office, a prohibited sports wager by an employee and the failure to prevent a credit scheme including nine patrons, which resulted in unpaid credit obligations.

For a more complete description of the gaming regulatory requirements affecting our business, see “Business—Regulation and Licensing.”

Beneficial owners of our debt securities may be required to file an application with and be investigated by the Nevada gaming authorities, and the Nevada Gaming Commission may restrict the ability of a beneficial owner to receive any benefit from our debt securities and may require the disposition or redemption of our debt securities, if a beneficial owner is found to be unsuitable.

Any person who acquires beneficial ownership of any of our debt securities, including the notes, may be required on a discretionary basis to apply to the Nevada Gaming Commission for a finding of suitability within 30 days after the Nevada Gaming Commission requires such filing. A finding of suitability is comparable to licensing and the applicant must pay all costs of investigation incurred by such Nevada gaming authorities in conducting such investigation.

Any person who fails or refuses to apply for a finding of suitability as a beneficial owner of our debt securities within 30 days after being ordered to do so by the Nevada gaming authorities may be found to be unsuitable. Any person found to be unsuitable by the Nevada Gaming Commission to be a beneficial owner of our debt securities and who continues to hold, directly or indirectly, beneficial ownership of our voting securities beyond such period of time as may be prescribed by the Nevada Gaming Commission, may be guilty of a criminal offense. We will be subject to disciplinary action if, after we receive notice that a person is unsuitable to be a beneficial owner of our debt securities or to have any other relationship with us, we:

•	pay that person any dividend, interest or any distribution whatsoever upon our debt securities;

•	allow that person to exercise, directly or indirectly, any voting right conferred through our debt securities held by that person;

•	pay that person any remuneration in any form; or

•	make any payment to that person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

The indenture for the notes includes provisions intended to help us comply with these requirements. See “Description of Notes—Mandatory Gaming Redemption.”

For a more complete description of the Nevada gaming regulatory requirements applicable to beneficial owners of our debt securities, see “Business—Regulation and Licensing—State of Nevada.”

We are involved in a lawsuit with the construction manager regarding the original construction of the Venetian Casino Resort, which could have an adverse impact on our financial condition, results of operations or cash flows.

The construction of the principal components of the Venetian Casino Resort was undertaken by Lehrer McGovern Bovis, Inc. which we refer to as “Bovis” pursuant to a construction management agreement, as amended. Bovis’ obligations were guaranteed by its corporate parent companies. In 1999, Venetian Casino Resort, LLC filed a complaint against Bovis in the United States District Court for the District of Nevada relating to the construction of the Venetian Casino Resort. In response, Bovis filed a complaint against Venetian Casino Resort, LLC in the District Court of Clark County, Nevada state court action. Commencing in 2000, the construction manager and we engaged in certain arbitration proceedings ordered by the federal court.

In connection with these disputes, Bovis and its subcontractors filed certain mechanics liens against the Venetian Casino Resort. We have purchased surety bonds for virtually all of the claims underlying these liens. As a result, there can be no foreclosure of the Venetian Casino Resort in connection with the claims of the construction manager and its subcontractors. However, we will be required to pay or immediately reimburse the bonding company if and to the extent that the underlying claims are judicially determined to be valid. It is likely to take a significant amount of time for their validity to be judicially determined.

We have purchased an insurance policy for loss coverage in connection with all litigation relating to the construction of the Venetian Casino Resort. Under the insurance policy, we will self-insure the first $45.0 million of covered losses (excluding defense costs) and the insurer will insure defense costs and other covered losses up to the next $80.0 million. Approximately $26.6 million of the $80.0 million of policy limits has been utilized to date in connection with the litigation. The Insurance Policy provides coverage (subject to certain exceptions) for amounts determined in the construction litigation to be owed to Bovis or its subcontractors, and lien claims of, or acquired by, Bovis as well as any defense costs. The principal exclusions from coverage are lien claims of Bovis’ subcontractors against us which we refer to as direct claims and certain claims relating to infrastructure for the Palazzo, which is currently under construction which we refer to as Lido claims. Up to $36.5 million in direct claims and $8.5 million in Lido claims can be applied to satisfaction of the $45 million self-insured retention under the Insurance Policy.

After trial in the state court action, the jury awarded Bovis approximately $44.0 million in damages and awarded us approximately $2.0 million in damages. We have filed a notice of appeal to the Nevada Supreme Court and several motions for reconsideration to the trial court, which have not yet been ruled upon by the state court judge.

In May 2005, we entered into a settlement agreement with Midwest Drywall Company, one of the sub-contractors, which brought a direct claim. Upon satisfaction of certain conditions, including the Bovis state court trial judge agreeing to offset the principal and interest payments made by us to Midwest against the Bovis jury award and interest thereon, respectively, in the state court action, we will pay Midwest $5.3 million cash in full settlement of the claims against us by the sub-contractor. On June 2, 2005, the State Court trial judge rendered an oral ruling refusing to grant the offset, but no order has been entered yet. This payment, if made, will be credited toward our self-insured retention under the insurance policy, along with other payments for direct claims, up to an aggregate of $36.5 million. If the total amount paid by the Company to settle direct claims exceeds the final judgment in favor of Bovis at the conclusion of all arbitrations and appeal, the Nevada lien statutes would entitle us to recover back from Bovis that portion of the direct claim payments in excess of the amounts determined to be owed to Bovis. Bovis’ obligations to pay back these amounts to the Company is guaranteed by its former parent company, the Peninsular and Oriental Steam Navigation Company.

Notwithstanding the entry of judgment in the state court action, we have continued to pursue certain claims in the arbitration proceedings, which we believe may provide a basis for reducing the amount awarded to Bovis in the state court action. Because of the magnitude of the remaining open items in the arbitration proceedings, which we believe must be considered in any ultimate award between the parties; we are not able to determine with any reasonable certainty the value of such claims or the probability of success on such claims at this time. Accordingly, no accrual for a liability has been reflected in the accompanying financial statements for this matter, other than approximately $7.2 million, which we had previously accrued for unpaid construction costs and which have not yet been paid pending outcome of the litigation.

Based on the judgment in the state court action and the remaining open items in the arbitration proceedings, we estimate that our range of loss in this matter is from zero (or a gain if all remaining matters are determined in our favor and considering the existing accrual of approximately $7.2 million for unpaid construction costs) to approximately $70.0 million (the original verdict of $42.0 million plus $28.0 million, representing all remaining indemnity claims and arbitration matters) if we were to lose all remaining arbitration matters and related pending actions and appeals that counsel has advised are possible of loss, and that are not already included in the state court action. Such range of loss is before attorneys’ fees, costs and interest, which were awarded by the Court by Orders in March 2005 in the amount of $19.7 million in prejudgment interest, $9.2 million in costs and $9.6 million in attorneys’ fees. Substantially all of our attorneys’ fees and costs related to the defense and prosecution of claims arising out of this matter are being paid by the insurance policy.

There are three ways the state court judgment may change before it can be executed on by Bovis. First, if we are successful in proving our remaining claims in the federal court ordered arbitrations, the arbitration credit awards, in total, could, in our opinion, offset up to $28.0 million of the verdict. Second, we believe that certain elements of the verdict should be preempted because they are duplicative of items ordered to arbitration by federal court before the state court jury trial began. It is our position that the arbitration awards should be substituted for the portions of the verdict which overlap. In a March 2004 hearing, the state court judge acknowledged that the verdict and the judgment on the verdict will need to be adjusted after the completion of the arbitrations. Third, any amounts of principal and interest which we are obligated to pay to Bovis’ sub-contractors as a result of the direct claims for which we do not receive indemnity from Bovis should, in our opinion, be offset against principal and interest awarded in the state court judgment.

From the summer of 2000 to the present, we actively defended approximately 25 direct claims lawsuits in Nevada State Court brought by various Bovis sub-contractors, which brought claims directly against us for monies due the sub-contractors from Bovis as permitted by Nevada lien law, pre- and post-judgment interest on such amounts and related claims. Four direct claim trials ended in judgments in favor of the sub-contractors in the aggregate amounts of approximately $15.2 million including awarded interest, costs and attorneys’ fees, but not inclusive of post judgment interest which continues to accrue, but if paid, should be deductible from any post judgment interest due Bovis on its judgment. We are appealing all of these judgments. We cannot predict the outcomes of our appeals at this time. Our costs of appeal are being paid by the insurance policy and payments, if any, we make following the conclusion of the appeals will be credited toward our self-insured retention under the insurance policy, along with other payments relating to direct claims, up to an aggregate of $36.5 million.

A number of additional direct claims are scheduled for trial in the next 12 months. We intend to vigorously defend against each of these claims and cannot predict the outcomes of these matters at this time. Our defense costs in these matters are being paid by the insurance policy.

Because of the possibility of offsetting credits that may be awarded in the arbitrations described above and the elimination of duplicative claims through the substitution of arbitration awards, and/or payments in connection with the direct claims, for the state court action verdict, no single amount within our estimated range of any loss from this matter can be reasonably determined as an estimated loss. If there is a loss, such loss could be material to our results of operations in the period that the estimate is recorded. See “Business—Legal Proceedings.”

The construction and operation of the Palazzo Casino Resort could have an adverse effect on the Venetian Casino Resort.

We have commenced construction on the Palazzo Casino Resort, which will consist of a hotel, casino, restaurant, dining and entertainment complex, and meeting and conference center space on an approximately 15-acre site adjacent to the Venetian Casino Resort. Although we intend to construct the Palazzo Casino Resort with minimal impact on the Venetian Casino Resort, we cannot guarantee that the construction will not disrupt the operations of the Venetian Casino Resort or that it will be implemented as planned. Therefore, the construction of the Palazzo Casino Resort may adversely impact the businesses, operations and revenues of the Venetian Casino Resort. We also cannot assure you that the Palazzo Casino Resort will be as financially successful as the Venetian Casino Resort. If demand for the additional hotel rooms at the Palazzo Casino Resort is not strong, the lack of demand may adversely affect the occupancy rates and room rates realized by us. In addition, because the business concept for the Palazzo Casino Resort is very similar to that of the Venetian Casino Resort, there may not be enough demand to fill the combined hotel room capacity of the Palazzo Casino Resort and the Venetian Casino Resort.

Our failure to substantially complete construction of the Phase II mall by an agreed-upon deadline will result in our having to pay substantial liquidated damages and cause an event of default under our debt instruments.

Under our agreement with GGP, we have agreed to substantially complete construction of the Phase II mall before the earlier of 36 months after the date on which sufficient permits are received to begin construction of the Phase II mall and March 1, 2008. These dates may be extended due to force majeure or certain other delays. In the event that we do not substantially complete construction of the Phase II mall on or before the earlier of these two dates (as such dates may be extended as described in the preceding sentence), we must pay liquidated damages of $5,000 per day, for up to six months, until substantial completion (increasing to $10,000, for up to the next six months, per day if substantial completion does not occur by the end of six months after the completion deadline). If substantial completion has not occurred on or before one year after the deadline, we will be required to pay total liquidated damages in the amount of $100.0 million. In addition, failure to substantially complete construction of the Phase II mall before the agreed-upon deadline would constitute an event of default under Las Vegas Sands Opco’s amended and restated senior secured credit facility and related disbursement agreement. See “Description of Other Indebtedness and Operating Agreements—Indebtedness of Las Vegas Sands Opco—Amended and Restated Senior Secured Credit Facility—Events of Default” and “Description of Other Indebtedness and Operating Agreements—Indebtedness of Las Vegas Sands Opco—Disbursement Agreement.”

If we are unable to maintain an acceptable working relationship with GGP and/or if GGP breaches any of its material agreements with us, there could be a material adverse effect on our operations and financial condition.

We have entered into agreements with GGP under which, among other things:

•	GGP has agreed to purchase the Phase II mall from us;

•	GGP has agreed to operate The Grand Canal Shops mall subject to and in accordance with the cooperation agreement;

•	leases for the Phase II mall, a joint opening date of the Phase II mall and the Palazzo Casino Resort and certain aspects of the design of the Phase II mall must be jointly approved by us and GGP; and

•	we lease from GGP certain office space and space located within The Grand Canal Shops mall in which we are currently building the Blue Man Group theater, which is scheduled to open in September 2005, the canal and the gondola retail store.

•	each of the above-described agreements with GGP could be adversely affected, in ways that could have a material adverse effect on our operations and financial condition, if we do not maintain an acceptable working relationship with GGP. For example:

•	if we are unable to agree with GGP on leases for the Phase II mall, the purchase price we will ultimately be paid for the Phase II mall could be substantially reduced, and there would, at least for a certain period of time, be an empty or partially empty mall within the Palazzo Casino Resort;

•	the success of the opening of the Palazzo Casino Resort may be adversely affected if there is not an agreed-upon joint opening date for the Palazzo Casino Resort and the Phase II mall;

•	completion of the construction of the Phase II mall would be delayed during any period of time that we are not in agreement with GGP as to certain design elements of the Phase II mall; and

•	the cooperation agreement requires that the owner of the Phase II mall and the owner of the Palazzo Casino Resort cooperate in various ways and take various joint actions, which will be more difficult to accomplish, especially in a cost-effective manner, if the parties do not have an acceptable working relationship.

There could be similar material adverse consequences to us if GGP breaches any of its agreements to us, such as its agreement to purchase the Phase II mall from us, its agreement under the cooperation agreement to operate The Grand Canal Shops mall consistent with the standards of first-class restaurant and retail complexes and the overall Venetian theme, and its various obligations as our landlord under the leases described above. Although the various agreements with GGP do provide us with various remedies in the event of any breaches by GGP and also include various dispute-resolution procedures and mechanisms, these remedies, procedures and mechanisms may be inadequate to prevent a material adverse effect on our operations and financial condition if breaches by GGP occur or if we do not maintain an acceptable working relationship with GGP.

We extend credit to a large portion of our customers, and we may not be able to collect gaming receivables from our credit players.

We conduct our gaming activities on a credit basis as well as a cash basis. This credit is unsecured. Table games players typically are extended more credit than slot players, and high-stakes players typically are extended more credit than patrons who tend to wager lower amounts. High-end gaming is more volatile than other forms of gaming, and variances in win-loss results attributable to high-end gaming may have a positive or negative impact on cash flow and earnings in a particular quarter.

At the Venetian Casino Resort, credit play is significant while at the Sands Macao table games play is primarily cash play. We extend credit to those customers whose level of play and financial resources warrant, in the opinion of management, an extension of credit. Generally our table games drop at the Venetian Casino Resort is approximately 55% from credit-based guest wagering. The default rate on credit extended to our table gaming customers at the Venetian Casino Resort was approximately 1.5% of the total amount of credit for the three years ended December 31, 2004. Certain individual gaming receivables range as high as $10.0 million for a single player and could have a significant impact on our operating results if deemed uncollectible.

While gaming debts evidenced by a credit instrument, including what is commonly referred to as a “marker,” and judgments on gaming debts are enforceable under the current laws of Nevada, and Nevada judgments on gaming debts are enforceable in all states under the Full Faith and Credit Clause of the U.S. Constitution, other jurisdictions may determine that enforcement of gaming debts is against public policy. Although courts of some foreign nations will enforce gaming debts directly and the assets in the United States of foreign debtors may be reached to satisfy a judgment, judgments on gaming debts from U.S. courts are not binding on the courts of many foreign nations. While gaming debts are enforceable in Macau, they are not enforceable in Mainland China where a substantial portion of the higher-wagering players in our Sands Macao Casino originate. We cannot assure you that we will be able to collect the full amount of gaming debts owed to us, even in jurisdictions that enforce gaming debts. Our inability to collect gaming debts could have a material adverse impact on our operating results.

Risks Associated with Our International Operations

Conducting business in Macau has certain political and economic risks which may affect the results of operations and financial condition of our Asian operations.

We currently own and operate a casino in Macau and are developing and plan to operate one or more hotels, additional casinos and convention centers in Macau, including the Venetian Macao Casino Resort. Accordingly, our business development plans, results of operations and financial condition may be materially and adversely affected by significant political, social and economic developments in Macau and throughout the rest of China and by changes in policies of the government or changes in laws and regulations or the interpretations thereof. Our operations in Macau are also exposed to the risk of changes in laws and policies that govern operations of Macau-based companies. Tax laws and regulations may also be subject to amendment or different interpretation and implementation, thereby adversely affecting our profitability after tax. Further, the variable portion of the premium we pay under our subconcession is subject to renegotiation in 2005 and the percentage of our gross gaming revenues that we must contribute annually to the Macau authorities is subject to change in 2010. These changes may have a material adverse effect on our results of operations and financial condition.

As we expect a significant number of consumers to come to the Sands Macao and the Venetian Macao Casino Resort from China, general economic conditions and policies in China could have a significant impact on our financial prospects. Any slowdown in economic growth or reversal of China’s current policies of liberalizing restrictions on travel and currency movements could adversely impact the number of visitors from China to our Macau properties as well as the amounts they are willing to spend in the casino.

Current Macau laws and regulations concerning gaming and gaming concessions are, for the most part, fairly recent and there is little precedent on the interpretation of these laws and regulations. We believe that our organizational structure and operations are in compliance with all applicable laws and regulations of Macau. However, these laws and regulations are complex and a court or an administrative or regulatory body may in the future render an interpretation of these laws and regulations, or issue regulations, that differ from our interpretation, which could have a material adverse effect on our results of operations or financial condition.

In addition, our activities in Macau are subject to administrative review and approval by various agencies of the Macau government. We cannot assure you that we will be able to obtain all necessary approvals, which may materially affect our long-term business strategy and operations. Macau law permits redress to the courts with respect to administrative actions. However, such redress is largely untested in relation to gaming issues.

We are required to make substantial additional investments in Macau and build and open the Venetian Macao Casino Resort by June 2006 and a convention center by December 2006. Unless we obtain an extension, we will lose our right to continue to operate the Sands Macao or any other facilities developed under the subconcession.

Under our subconcession agreement, we are obligated to develop and open the Venetian Macao Casino Resort by June 2006 and a convention center by December 2006 and invest, or cause to be invested, at least 4.4 billion patacas (approximately $547.7 million at exchange rates in effect on March 31, 2005) in various development projects in Macau by December 2009. The construction and development costs of the Sands Macao will be applied to the fulfillment of this total investment obligation. After applying all of the current estimated construction and development costs of the Sands Macao towards fulfilling our investment obligations under our subconcession, our remaining investment obligations under our subconcession will be approximately 2.22 billion patacas (approximately $276.4 million at exchange rates in effect on March 31, 2005).

We expect that the construction and development costs of the Venetian Macao Casino Resort and additional capital improvements of the Sands Macao will satisfy the remainder of this obligation, including our obligation to build a convention center. The construction and development of the Venetian Macao Casino Resort will require significant additional debt and/or equity financing. Our ability to incur additional debt or to make investments in the entity constructing the Venetian Macao Casino Resort is limited under the terms of our debt instruments and may prevent us from fulfilling our remaining investment obligations. See “—The terms of our debt instruments may restrict our current and future operations, particularly our ability to finance additional growth, respond to changes or take some actions.” In addition, we may not be able to obtain such additional debt or equity financing on commercially reasonable terms or at all. The Macau government has the right, after consultation with Galaxy Casino Company Limited (which we refer to as Galaxy), to unilaterally terminate our subconcession without compensation to us if we fail to invest 4.4 billion patacas in Macau by December 2009.

We are currently scheduled to open the Venetian Macao Casino Resort in the second quarter of 2007. Construction of the Venetian Macao Casino Resort is subject to significant development and construction risks, including construction, equipment and staffing problems or delays and difficulties in obtaining required materials, licenses, permits and authorizations from governmental regulatory authorities, not all of which have been obtained. Construction projects are subject to cost overruns and delays caused by events not within our control or, in certain cases, our contractors’ control, such as shortages of materials or skilled labor, unforeseen engineering, environmental and/or geological problems, work stoppages, weather interference, unanticipated cost increases and unavailability of construction materials or equipment. The planning, development and construction of a hotel casino resort is difficult and time consuming. As a result, we cannot assure you that we will be able to complete the development of the Venetian Macao Casino Resort on schedule. See “—Risks Related to Our Business—There are significant risks associated with our planned construction projects, which could adversely affect our financial condition, results of operations or cash flows from these planned facilities.”

We are required under our subconcession to complete the Venetian Macao Casino Resort by June 2006. Although we believe that we will be able to obtain an extension of the June 2006 deadline under our subconcession for the completion of this project, the Macau government has the right, after consultation with Galaxy, to unilaterally terminate our subconcession to operate the Sands Macao or any of our other casino operations in Macau, without compensation to us, if we fail to develop and open the Venetian Macao Casino Resort by June 2006 and are not successful in obtaining an extension of this deadline. The loss of our subconcession would prohibit us from conducting gaming operations in Macau, which could have a material adverse effect on our results of operations and financial condition.

The Macau government can terminate our subconcession under certain circumstances without compensation to us, which would have a material adverse effect on our operations and financial condition.

The Macau government has the right, after consultation with Galaxy, to unilaterally terminate our subconcession in the event of serious non-compliance by Venetian Macau S.A. with its basic obligations under the subconcession and applicable Macau laws. The following reasons for termination are included in the subconcession:

•	the operation of gaming without permission or operation of business which does not fall within the business scope of the subconcession;

•	suspension of operations of our gaming business in Macau without reasonable grounds for more than seven consecutive days or more than 14 non-consecutive days within one calendar year;

•	unauthorized transfer of all or part of our gaming operations in Macau;

•	failure to pay taxes, premiums, levies or other amounts payable to the Macau government;

•	failure to resume operations following the temporary assumption of operations by the Macau government;

•	repeated failure to comply with decisions of the Macau government;

•	failure to provide or supplement the guarantee deposit or the guarantees specified in the subconcession within the prescribed period;

•	bankruptcy or insolvency by Venetian Macau S.A.;

•	fraudulent activity by Venetian Macau S.A.;

•	serious and repeated violation by Venetian Macau S.A. of the applicable rules for carrying out casino games of chance or games of other forms or the operation of casino games of chance or games of other forms;

•	the grant to any other person of any managing power over Venetian Macau S.A.; or

•	failure by a controlling shareholder in Venetian Macau S.A. to dispose of its interest in Venetian Macau S.A. following notice from the gaming authorities of another jurisdiction in which such controlling shareholder is licensed to operate casino games of chance to the effect that such controlling shareholder can no longer own shares in Venetian Macau S.A.

These events could lead to the termination of our subconcession without compensation to us regardless of whether they occurred with respect to us or with respect to our affiliates who will operate our Macau properties. Upon such termination, all of our casino gaming operations and related equipment in Macau would be automatically transferred to the Macau government without compensation to us and we would cease to generate any revenues from these operations. In many of these instances, the subconcession agreement does not provide a specific cure period within which any such events may be cured and, instead, we would be relying on consultations and negotiations with the Macau government to give us an opportunity to remedy any such default. In addition, the subconcession agreement contains various general covenants and obligations and other provisions, the determination as to compliance with which is subjective. We cannot assure you that we will perform such covenants in a way that satisfies the requirements of the Macau government and, accordingly, we will be dependent on our continuing communications and good faith negotiations with the Macau government to ensure that we are performing our obligations under the subconcession in a manner that would avoid a default thereunder.

Our subconcession also allows the Macau government to request various changes in the plans and specifications of our Macau properties and to make various other decisions and determinations that may be binding on us. For example, the Macau government has the right to require that additional capital be contributed to our Macau subsidiaries or that we provide certain deposits or other guarantees of performance in any amount determined by the Macau government to be necessary. Our Macau subsidiary, Venetian Macau S.A., is limited in its ability to raise additional capital by the need to first obtain the approval of the Macau gaming and governmental authorities before raising certain debt or equity. As a result, we cannot assure you that we will be able to comply with these requirements or any other requirements of the Macau government or with the other requirements and obligations imposed by our subconcession. In addition, the subconcession agreement provides that the annual fees which we pay to keep our subconcession in effect will be renegotiated at the third year of the subconcession. We cannot assure you that we will be able to reach an acceptable agreement regarding such fees with the Macau government or that the renegotiated fees will not be in an amount that materially and adversely affects our financial condition.

Furthermore, pursuant to the subconcession agreement, we are obligated to comply not only with the terms of that agreement, but also with laws and regulations that the Macau government might promulgate in the future. We cannot assure you that we will be able to comply with any such order or that any such order would not adversely affect our ability to construct or operate our Macau properties. If any disagreement arises between us and the Macau government regarding the interpretation of, or our compliance with, a provision of the subconcession agreement, we will be relying on the consultation process with the applicable Macau governmental agency described above. During any such consultation, however, we will be obligated to comply with the terms of the subconcession agreement as interpreted by the Macau government.

Our failure to comply with the subconcession in a manner satisfactory to the Macau government could result in the termination of the subconcession. Under our subconcession, we would not be compensated if the Macau government decided to terminate the subconcession because of our failure to perform. The loss of our subconcession would prohibit us from conducting gaming operations in Macau, which could have a material adverse effect on our operations and financial condition.

We will stop generating any revenues from our Macau gaming operations if we cannot secure an extension of our subconcession in 2022 or if the Macau government exercises its redemption right in 2017.

Our subconcession agreement expires on June 26, 2022. Unless our subconcession is extended, on that date, all of our casino operations and related equipment in Macau will be automatically transferred to the Macau government without compensation to us and we will cease to generate any revenues from these operations. Beginning on December 26, 2017, the Macau government may redeem the subconcession agreement by providing us at least one year prior notice. In the event the Macau government exercises this redemption right, we are entitled to fair compensation or indemnity. The amount of such compensation or indemnity will be determined based on the amount of revenue generated during the tax year prior to the redemption. We cannot assure you that we will be able to renew or extend our subconcession agreement on terms favorable to us or at all. We also cannot assure you that if our subconcession is redeemed, the compensation paid will be adequate to compensate us for the loss of future revenues.

Our Macau operations face intense competition, which could have a material adverse effect on our financial condition, results of operations or cash flows.

The hotel, resort and casino businesses are highly competitive. See “Business—The Macau Market—Competition in Macau.” Our Macau operations currently compete with approximately 17 smaller casinos located in Macau. In addition, we expect competition to increase in the near future from local and foreign casino operators. Sociedade de Jogos de Macau (which we refer to as SJM), which currently operates 16 of these 17 other gaming facilities in Macau, had a commitment to invest at least 4.7 billion patacas (approximately $585.1 million at exchange rates in effect on March 31, 2005) in gaming, entertainment and related projects in Macau by December 2004. These projects include the upgrade of the Lisboa Hotel, Macau’s largest hotel with approximately 1,000 rooms, the development of a multimillion dollar Fisherman’s Wharf entertainment complex and a potential new casino hotel project. According to press reports, the managing director of SJM, Stanley Ho, has entered into an agreement with Publishing and Broadcasting Ltd., Australia’s biggest casino owner, under which Publishing and Broadcasting Ltd. will own a minority stake in Mr. Ho’s Park Hyatt hotel and casino development in Macau. In addition, MGM Mirage has recently announced that it has entered into a joint venture agreement with Mr. Ho’s daughter, Pansy Ho Chiu-king, to develop, build and operate a major hotel-casino resort in Macau. In April 2005, MGM obtained a subconcession allowing it to conduct gaming operations in Macau. Construction on MGM Grand Macau, which is budgeted to cost $975 million, began in May 2005 and the resort is scheduled to open in 2007. Other recently announced projects include Melco International Development Ltd.’s $1.0 billion “City of Dreams” project, which will include casino, hotel, retail, entertainment and apartment space, adjacent to the Cotai Strip and SJM’s Oceanus, an $800.0 million casino complex near the ferry terminal in Macau. The projects are scheduled to open in 2008 and 2009, respectively.

In addition, a subsidiary of our competitor, Wynn Resorts, Ltd., a Las Vegas casino operation headed by Steve Wynn, has also received a concession from the Macau government, which requires it to construct and operate one or more casino gaming properties in Macau, including a full-service casino resort by the end of 2006, and to invest at least 4.0 billion patacas (approximately $497.9 million at exchange rates in effect on March 31, 2005) in Macau-related projects by June 27, 2009. Wynn Resorts, Ltd. has recently begun construction of a facility that would be comprised of an approximately 580-room hotel, a casino and other non-gaming amenities with a total estimated cost of $705.0 million as reported in its public filings. Wynn Resorts recently announced plans to expand the property to include additional gaming space. The expansion is scheduled to open in 2007. SJM and Wynn Resorts, Ltd. compete directly with our Macau operations.

Under its concession, Galaxy is also obligated to invest 4.4 billion patacas (approximately $547.7 million at exchange rates in effect on March 31, 2005) in development projects in Macau by June 2012. Galaxy recently opened a small casino in Macau.

We will also compete to some extent with casinos located elsewhere in Asia, such as Malaysia’s Genting Highlands, as well as gaming venues in Australia, New Zealand and elsewhere in the world, including Las Vegas. In addition, certain countries have legalized and others may in the future legalize casino gaming, including Hong Kong, Singapore, Japan, Taiwan and Thailand. We also expect competition from cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The proliferation of gaming venues in Southeast Asia could significantly and adversely affect our financial condition, results of operations or cash flows.

The Macau government could grant additional rights to conduct gaming in the future, which could have a material adverse effect on our financial condition, results of operations and cash flows.

We hold a subconcession under one of only three gaming concessions authorized by the Macau government to operate casinos in Macau, and the Macau government is precluded from granting any additional gaming concessions until 2009. However, we cannot assure you that the laws will not change and permit the Macau government to grant additional gaming concessions before 2009. In April 2005, MGM Mirage’s joint venture obtained a subconcession under SJM’s existing concession allowing it to conduct gaming operations in Macau. If the Macau government were to allow additional competitors to operate in Macau through the grant of additional concessions or subconcessions, we would face additional competition, which could have a material adverse effect on our financial condition and results of operations.

Our business could be adversely affected by the limitations of the pataca exchange markets and restrictions on the export of the renminbi.

Our revenues in Macau are denominated in patacas, the legal currency of Macau, and Hong Kong dollars. Although currently permitted, we cannot assure you that patacas will continue to be freely exchangeable into U.S. dollars. Also, because the currency market for patacas is relatively small and undeveloped, our ability to convert large amounts of patacas into U.S. dollars over a relatively short period may be limited. As a result, we may experience difficulty in converting patacas into U.S. dollars.

We are currently prohibited from accepting wagers in renminbi, the currency of China. There are currently restrictions on the export of the renminbi outside of mainland China, including to Macau. Restrictions on the export of the renminbi may impede the flow of gaming customers from China to Macau, inhibit the growth of gaming in Macau and negatively impact our gaming operations.

The Macau pataca is pegged to the Hong Kong dollar. Certain Asian countries have publicly asserted their desire to eliminate the peg of the Hong Kong dollar and the Chinese renminbi to the U.S. dollar. As a result, we cannot assure you that the Hong Kong dollar, the Chinese renminbi and the Macau pataca will continue to be pegged to the U.S. dollar, which may result in severe fluctuations in the exchange rate for these currencies. We also cannot assure you that the current peg rate for these currencies will remain at the same level. Any change in such peg rate could have a material adverse effect on our ability to make payments on certain of our debt instruments. We do not currently hedge for foreign currency risk.

Certain gaming laws apply to our planned gaming activities and associations in other jurisdictions where we operate or plan to operate.

Certain Nevada gaming laws also apply to our gaming activities and associations in jurisdictions outside the state of Nevada. We are required to comply with certain reporting requirements concerning our proposed gaming activities and associations occurring outside the state of Nevada, including Macau, Alderney and other jurisdictions. We will also be subject to disciplinary action by the Nevada Gaming Commission if we:

•	knowingly violate any laws of the foreign jurisdiction pertaining to the foreign gaming operation;

•	fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations;

•	engage in any activity or enter into any association that is unsuitable for us because it poses an unreasonable threat to the control of gaming in Nevada, reflects or tends to reflect discredit or disrepute upon the State of Nevada or gaming in Nevada, or is contrary to the gaming policies of Nevada;

•	engage in any activity or enter into any association that interferes with the ability of the State of Nevada to collect gaming taxes and fees; or

•	employ, contract with or associate with any person in the foreign gaming operation who has been denied a license or a finding of suitability in Nevada on the ground of personal unsuitability, or who has been found guilty of cheating at gambling.

In addition, if the Nevada State Gaming Control Board determines that one of our actual or intended activities or associations in a foreign gaming operation may violate one or more of the foregoing, we can be required by it to file an application with the Nevada Gaming Commission for a finding of suitability of such activity or association. If the Nevada Gaming Commission finds that the activity or association in the foreign gaming operation is unsuitable or prohibited, we will either be required to terminate the activity or association, or will be prohibited from undertaking the activity or association. Consequently, should the Nevada Gaming Commission find that our gaming activities or associations in Macau or certain other jurisdictions where we operate are unsuitable, we may be prohibited from undertaking our planned gaming activities or associations in those jurisdictions.

The Macau gaming authorities exercise similar powers for purposes of assessing suitability in relation to our activities in jurisdictions outside of Macau.

Macau is susceptible to severe typhoons that may disrupt operations.

Macau is susceptible to severe typhoons. Macau consists of a peninsula and two islands off the coast of mainland China. On some occasions, typhoons have caused a considerable amount of damage to Macau’s infrastructure and economy. In the event of a major typhoon or other natural disaster in Macau, our business may be severely disrupted and our results of operations could be adversely affected. Although we own insurance coverage with respect to these events, we cannot assure you that our coverage will be sufficient to fully indemnify us against all direct and indirect costs, including loss of business, that could result from substantial damage to, or partial or complete destruction of, our Macau properties or other damages to the infrastructure or economy of Macau.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements,” as defined by federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Such forward-looking statements include the discussions of the business strategies of our company and expectations concerning future operations, margins, profitability, liquidity, and capital resources. In addition, in certain portions of this prospectus, the words: “anticipates,” “believes,” “estimates,” “seeks,” “expects,” “plans,” “intends” and similar expressions, as they relate to our company or its management, are intended to identify forward-looking statements. Although we believe that such forward-looking statements are reasonable, we cannot assure you that any forward-looking statements will prove to be correct. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risks associated with:

•	entering into new development and construction and new ventures, including our new Palazzo Casino Resort in Las Vegas and Venetian Macao Casino Resort in Macau, China;

•	increased competition and other planned construction in Las Vegas, including the opening of the Wynn Las Vegas Resort on the site of the former Desert Inn and upcoming increases in hotel rooms, meeting and convention space and retail space;

•	increased competition and other planned construction projects in Macau, including from SJM, MGM Mirage, Wynn Resorts, Ltd. and Galaxy;

•	the completion of infrastructure projects in Las Vegas and Macau;

•	government regulation of the casino industry, including gaming license approvals and regulation in foreign jurisdictions, the legalization of gaming in certain domestic jurisdictions, including Native American reservations, and regulation of gaming on the Internet;

•	passage of new legislation and receipt of governmental approvals for our proposed developments in Macau, in the United Kingdom and other jurisdictions where we are planning to operate;

•	leverage and debt service (including sensitivity to fluctuations in interest rates and other capital markets trends);

•	uncertainty of tourist behavior related to spending and vacationing at casino resorts in Las Vegas and Macau;

•	disruptions or reductions in travel due to conflicts with Iraq and any future terrorist incidents;

•	outbreaks of infectious diseases, such as severe acute respiratory syndrome, in our market areas;

•	new taxes or changes to existing tax rates;

•	fluctuations in occupancy rates and average daily room rates in Las Vegas or Macau;

•	demand for all-suites rooms;

•	the popularity of Las Vegas as a convention and trade show destination;

•	insurance risks, including the risk that we have not obtained sufficient coverage against acts of terrorism or will only be able to obtain additional coverage at significantly increased rates;

•	litigation risks, including the outcome of the pending disputes with our Venetian Casino Resort construction manager and its subcontractors; and

•	general economic and business conditions which may impact levels of disposable income, consumer spending and pricing of hotel rooms.

All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We assume no obligation to update any forward-looking statements after the date of this prospectus as a result of new information, future events or developments, except as required by federal securities laws.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making this exchange solely to satisfy our obligations under the registration rights agreements entered into in connection with the offering of the initial notes. In consideration for issuing the exchange notes, we will receive initial notes in like aggregate principal amount.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, restricted cash and cash equivalents and capitalization as of March 31, 2005 on an actual basis and on an as adjusted basis to give effect to the redemption of the Venetian Macau floating rate senior secured notes as if it had occurred on that date. You should read this information in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Selected Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements, the related notes and other financial information included elsewhere in this prospectus.

	As of March 31, 2005
	Actual	As Adjusted
Cash and cash equivalents(1)	$799,611	$678,181

Restricted cash and cash equivalents	$381,955	$381,955

Debt of Las Vegas Sands Corp.:
Senior Notes	$247,754	$247,754
Debt of Las Vegas Sands Opco and its subsidiaries other than Phase II mall subsidiaries, the Macau subsidiaries and the Interface subsidiaries:
Amended and restated senior secured credit facility(2)	970,000	970,000
Venetian Casino Resort FF&E credit facility	12,000	12,000
Debt of the Macau subsidiaries:
Venetian Macau senior secured notes(3)	120,000	—
Venetian Intermediate credit facility	50,000	50,000
Debt of Interface subsidiaries:
Interface mortgage loan	97,955	97,955

Total debt(4)	1,497,709	1,377,709

Shareholders’ equity:
Common stock (par value $0.001 per share: 1,000,000 shares authorized; 354,160,692 shares issued and outstanding	354	354
Capital in excess of par value	963,322	963,322
Retained earnings(5)	366,374	361,998

Total shareholders’ equity	1,330,050	1,325,674

Total capitalization	$2,827,759	$2,703,383

(1)	Reflects the redemption of $120.0 million in aggregate principal amount of Venetian Macau floating rate senior secured notes with cash and the payment of $1.4 million of accrued interest with cash.
(2)	The amended and restated senior secured credit facility of Las Vegas Sands Opco consists of (a) a $1.170 billion term loan B, of which $200.0 million has a delayed draw period up to August 20, 2005 and (b) a $450.0 million revolving credit facility. As of March 31, 2005, the only amounts borrowed under that facility are $970.0 million under the term loan B, of which $665.0 million was used to pay the existing senior secured credit facility term B loans and $305.0 million was used to retire a portion of the 11% mortgage notes. In addition, $60.0 million of letters of credit were outstanding as of March 31, 2005, which reduces the amount available for borrowing under the revolving facility.
(3)	The Venetian Macau senior secured notes tranche A and the Venetian Macau senior secured notes tranche B were redeemed on May 23, 2005 at 100% of their principal amounts plus accrued and unpaid interest to the date of redemption.
(4)

On September 30, 2004, subsidiaries of Las Vegas Sands Opco entered into the Phase II mall construction loan agreement, which allows Phase II Mall Holding, LLC and Phase II Mall Subsidiary, LLC to borrow up to $250.0 million on a senior secured delayed draw basis to fund a portion of the Phase II mall construction costs. Due to the delayed draw nature of Phase II mall construction loan, it has not been included in the table.

(5)	Retained earnings reflects the write-off of $4.4 million of unamortized debt offering costs related to the Venetian Macau floating rate senior secured notes.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA

Set forth in the following table are certain historical financial and other data of Las Vegas Sands Corp. as of and for each of the periods specified. The balance sheet and statement of operations and other financial data as of December 31, 2002, 2003 and 2004 and for each of the years ended December 31, 2001, 2002, 2003 and 2004 have been derived from the audited consolidated financial statements of Las Vegas Sands Corp. The consolidated financial statements as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 are included elsewhere in this prospectus. The historical statement of operations and other financial data of Las Vegas Sands Corp. for the three months ended March 31, 2004 and 2005 and the balance sheet data as of March 31, 2005 for Las Vegas Sands Corp. have been derived from the unaudited consolidated financial statements of Las Vegas Sands Corp. for these periods included elsewhere in this prospectus. The balance sheet data as of December 31, 2000 and 2001 and the statement of operations and other financial data for the years ended December 31, 2000 have been derived from the unaudited consolidated financial information of Las Vegas Sands Corp. The historical results are not necessarily indicative of the results of operations to be expected in the future. In the opinion of management, the unaudited financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results of operations of Las Vegas Sands Corp. for these periods. The results of operations of Las Vegas Sands Corp. for the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for the full year or for any future period. The other operating data for all periods presented have been derived from our internal records. The following information should be read in conjunction with “Prospectus Summary—Summary Historical and Pro Forma Financial and Other Data,” “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements, the related notes and other financial information included elsewhere in this prospectus.

Year Ended December 31,	Three Months Ended March 31,
2000	2001	2002	2003	2004	2004	2005
(dollars in thousands, except operating and per share data)
Statement of Operations Data
Revenues:
Casino	$299,083	$227,240	$256,484	$272,804	$708,564	$94,708	$265,786
Rooms	192,327	204,242	206,706	251,397	312,003	85,367	86,077
Food and beverage	63,362	59,490	67,645	80,207	121,566	32,655	43,489
Retail and other	132,723	138,595	126,709	132,202	116,437	40,216	28,454

687,495	629,567	657,544	736,610	1,258,570	252,946	423,806
Promotional allowances	(46,296)	(42,594)	(34,208)	(44,856)	(61,514)	(13,760)	(20,012)

Net revenues	641,199	586,973	623,336	691,754	1,197,056	239,186	403,794

Operating expenses:
Casino	162,617	139,223	118,843	128,170	340,241	36,591	131,953
Rooms	49,618	50,039	53,435	64,819	77,249	20,041	21,115
Food and beverage	32,556	29,391	35,144	40,177	64,176	15,493	20,965
Retail and other	53,938	54,377	51,332	53,556	60,055	16,043	14,376
Provision for doubtful accounts	19,252	20,198	21,393	8,084	7,959	3,244	3,386
General and administrative	111,596	105,063	112,913	126,134	173,088	36,393	45,773
Corporate expense	5,655	6,079	10,114	10,176	126,356	2,501	10,882
Rental expense	8,727	8,074	7,640	10,128	12,033	2,654	3,705
Pre-opening and developmental expense	—	355	5,925	10,525	33,926	8,379	5,175
Loss on disposal of assets	—	—	—	—	31,649	15,527	19,965
Depreciation and amortization	46,280	43,972	46,662	53,859	69,432	24	1,163
Gain on sale of The Grand Canal Shops mall	—	—	—	—	(417,576)	—	—

490,239	456,771	463,401	505,628	578,588	156,890	278,458

Operating income	150,960	130,202	159,935	186,126	618,468	82,296	125,336
Interest expense, net of interest income and capitalized interest expense	(131,313)	(119,007)	(121,432)	(120,317)	(130,337)	(32,371)	(19,689)
Other income (expense)	—	(1,938)	1,045	825	(131)	(9)	—
Loss on early retirement of debt(1)	(2,785)	(1,383)	(51,392)	—	(6,553)	—	(132,834)

Income (loss) before income taxes	16,862	7,874	(11,844)	66,634	481,447	49,916	(27,187)
Benefit for income taxes	—	—	—	—	13,736	—	34,299

Net income (loss)	$16,862	$7,874	$(11,844)	$66,634	$495,183	$49,916	$7,112

Per share data:
Basic earnings (loss) per share(2)	$.05	$.02	$(.04)	$.21	$1.52	$.15	$.02
Diluted earnings (loss) per share(2)	$.05	$.02	$(.04)	$.20	$1.52	$.15	$.02
Dividends declared per share(2)	$—	$—	$—	$.01	$.44	$.02	—
Weighted average shares outstanding (basic)(2)	324,658,394	324,658,394	324,658,394	324,658,394	326,486,740	324,658,394	354,160,692
Weighted average shares outstanding (diluted)(2)	324,658,394	324,658,394	324,658,394	325,190,459	326,848,911	325,190,459	355,029,968
Other Financial Data
Net cash provided by operating activities	$109,608	$65,752	$86,842	$137,116	$373,369	$61,300	$79,123
Net cash used in investing activities	$(19,987)	$(60,291)	$(240,237)	$(298,326)	$(51,650)	$(54,465)	$(156,645)
Net cash provided by (used in) financing activities	$(62,023)	$(66)	$194,119	$207,520	$820,386	$937	$(417,765)
Capital expenditures	$30,677	$56,025	$136,740	$279,948	$465,748	$91,856	$152,164
Ratio of earnings to fixed charges(3)	1.1	x	1.1	x	—	1.5	x	4.3	x	2.4	x	—
Other Operating Data
Occupancy %(4)(5)	95.2%	94.6%	95.6%	96.0%	97.0%	98.9%	97.8%
Average daily room rate(4)(6)	$182	$196	$196	$204	$220	$236	$243
Revenue per available room(4)(7)	$174	$185	$187	$195	$213	$233	$237
Average number of table games(4)(8)	122	123	126	126	135	130	134
Table games drop per unit per day(4)(9)	$25,241	$21,560	$18,808	$17,969	$20,776	$21,939	$25,603
Average number of slot machines(4)(10)	2,159	2,159	2,036	1,995	2,001	2,002	1,993
Slot machine win per unit per day(4)(11)	$129	$130	$136	$165	$191	$173	$176
Number of Sands Expo Center visitors per day(4)(12)	9,526	9,815	7,707	7,709	5,617	5,233	4,215
Number of show days at Sands Expo Center(12)	141	107	121	116	143	58	47

	As of December 31,					As of March 31, 2005
	2000	2001	2002	2003	2004
	(dollars in thousands)
Balance Sheet Data
Cash and cash equivalents	$60,364	$65,759	$106,483	$152,793	$1,294,898	$799,611
Restricted cash and cash equivalents	$17,771	$22,037	$124,854	$141,799	$377,474	$381,955
Total assets	$1,327,050	$1,363,555	$1,606,762	$1,917,035	$3,601,478	$3,297,920
Long-term debt	$1,000,672	$945,431	$1,343,762	$1,525,116	$1,485,064	$1,433,676
Stockholders’ equity (deficit)	$103,594	$112,187	$100,384	$162,108	$1,316,001	$1,330,050

(1)	In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements Nos. 4, 44 and 64 and Amendment of FASB Statement No. 13.” SFAS 145 addresses the presentation for losses on early retirements of debt in the statement of operations to the extent they do not meet the requirements of APB Opinion No. 30. We have adopted SFAS 145 and no longer present losses on early retirements of debt as an extraordinary item. Accordingly, prior period losses on early retirement of debt have been reclassified to other income (expense) to conform to this new presentation in the accompanying table.
(2)	The impact of outstanding options to purchase 1,463,181 shares of common stock of Las Vegas Sands Corp. has not been included in the computation of diluted earnings (loss) per share for the year ended December 31, 2002, as their impact would have been antidilutive. There were no options outstanding for the years 2000 and 2001.
(3)	For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represents pre-tax income plus amortization of capitalized interest and fixed charges, and less interest capitalized. “Fixed charges” consists of interest expense, whether expensed or capitalized, amortization of debt financing costs, and one-third of lease expense, which we believe is representative of the interest component of lease expense, primarily comprised of rent expense associated with the heating and air conditioning provider. For the year ended 2002 and the three months ended March 31, 2005, earnings were insufficient to cover fixed charges by $12.5 million and $30.7 million, respectively. Accordingly, this ratio has not been presented for these periods.
(4)	Operating data represents the average for the respective periods.
(5)	Occupancy represents the percentage of total occupied rooms to total available rooms. An occupied room is a rented room for one night. Available rooms represents the number of total rooms less off-the-market rooms and out-of-order rooms. On average, during the fiscal year ended December 31, 2004, 35 rooms per day (1,057 rooms per month) were off-the-market and 0 rooms per day (3 rooms per month) were out-of-order, and during the three months ended March 31, 2005, 29 rooms per day (869 rooms per month) were off-the-market and 0 rooms per day (0 rooms per month) were out-of-order. Total occupancy uses this formula for every day in a period cited while mid-week occupancy period uses the same formula described above for the period Sunday night through Thursday night for the total period cited.
(6)	Average daily room rate is total room revenue divided by total occupied rooms.
(7)	Revenue per available room is total room revenue divided by total available rooms.
(8)	Average number of table games represents the number of table games on the casino floor each day divided by the number of days.
(9)	Table games drop per unit per day represents the total table games drop divided by average number of tables divided by number of days. Table games drop represents the sum of markers issued (credit instruments) less markers repaid at the table by customers, plus cash deposited in the table drop box.
(10)	Average number of slot machines represents the number of slot machines on the casino floor each day divided by the number of days.
(11)	Slot machine win per unit per day represents the daily average of slot machine win divided by the number of slot machines in service. Win is the excess of the amount of money deposited by the player into the slot machine over the amount of money paid out of the slot machine to the player and is recorded by us as revenue.
(12)	This data is based on actual days during which a convention trade show or similar event is ongoing at the Sands Expo Center. This data excludes move-in and move-out days.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma condensed consolidated statements of operations have been prepared by management and give effect to the following items as if they had occurred on January 1, 2004:

•	The Grand Canal Shops mall sale;

•	the borrowing of $665.0 million under Las Vegas Sands Opco’s existing senior secured credit facility of which $290.0 million was used to repay in full its prior senior secured credit facility and $19.5 million was used to pay transaction costs in connection with Palazzo financing transactions;

•	an approximately $15.2 million distribution of cash and assets unrelated to the Sands Expo Center by Interface Holding to Mr. Adelson immediately prior to Las Vegas Sands Opco’s acquisition of the Interface Holding;

•	an equity contribution of approximately $27.0 million to Interface Group-Nevada, Inc. by Las Vegas Sands Opco following Las Vegas Sands Opco’s acquisition of Interface Holding;

•	the use of proceeds from a $100.0 million mortgage loan entered into by Interface Group-Nevada on July 30, 2004 and a portion of the approximately $27.0 million equity contribution to repay in full $124.3 million of outstanding notes payable under Interface Group-Nevada’s prior mortgage loan from an unaffiliated entity and to pay related fees and expenses;

•	the conversion of Las Vegas Sands Opco from a subchapter S corporation to a taxable ”C” corporation for income tax purposes and the payment of a $21.1 million tax distribution;

•	the offering of the initial notes;

•	the use of $323.2 million in proceeds from our initial public offering to redeem $291.1 million in aggregate principal amount of the 11% mortgage notes called for redemption and pay related redemption costs;

•	the amendment and restatement of Las Vegas Sands Opco’s existing senior secured credit facility to, among other things, increase borrowings by $305.0 million of additional term loans and lower interest costs;

•	the use of the proceeds from the initial notes offering, available cash and borrowings under Las Vegas Sands Opco’s amended and restated senior secured credit facility for the retirement of the remaining $552.5 in aggregate principal amount of the 11% mortgage notes and for the payment of all fees and expenses associated with the refinancing transactions; and

•	the use of $121.4 million of available cash to redeem the Venetian Macau floating rate senior secured notes and pay $1.4 million of accrued interest.

The unaudited pro forma condensed consolidated balance sheet has been prepared by management and gives effect to the following item as if it had occurred on March 31, 2005:

•	the use of $121.4 million of available cash to redeem the Venetian Macau floating rate senior secured notes and pay $1.4 million of accrued interest and the write-off of $4.4 million of unamortized deferred offering costs related to such notes.

Due to their delayed draw terms, the unaudited pro forma data does not give effect to other borrowings under the amended and restated senior secured credit facility or the Phase II mall construction loan.

The pro forma adjustments, which are based on available information and certain assumptions that we believe are reasonable under the circumstances, are applied to the historical consolidated financial statements. The unaudited pro forma condensed consolidated financial statements are provided for informational purposes only and do not purport to represent what our financial position or results of operations would actually have been had the transactions described above occurred on such dates or to project our results of operations or financial position for any future period.

The accompanying unaudited pro forma condensed consolidated financial statements should be read in conjunction with “Summary Historical and Pro Forma Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” “Selected Historical Financial and Other Data” and the historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS

	For the three months ended March 31, 2005
	Las Vegas Sands Corp. Historical	Equity Clawback			Initial Notes Proceeds			Bank Refinancing			Retirement of 11% Mortgage Notes			Redemption of Macau Notes			Pro Forma
	(dollars in thousands, except per share data)
Revenues:
Casino	$265,786	$			$			$			$			$			$265,786
Rooms	86,077																86,077
Food and beverage	43,489																43,489
Retail and other	28,454																28,454

Total revenues	423,806																423,806
Less promotional allowances	(20,012)																(20,012)

Net revenues	403,794																403,794

Operating expenses:
Casino	131,953																131,953
Rooms	21,115																21,115
Food and beverage	20,965																20,965
Retail and other	14,376																14,376
Provision for doubtful accounts	3,386																3,386
General and administrative	45,773																45,773
Corporate expense	10,882																10,882
Rental expense	3,705																3,705
Pre-opening and development expense	5,175																5,175
Depreciation and amortization	19,965																19,965
Loss on disposal of assets	1,163																1,163

	278,458																278,458

Operating income	125,336																125,336
Other income (expense):
Interest income	7,394		(275)									(136	)(6)		(300	)(8)	6,683
Interest expense, net of amounts capitalized	(27,083)		2,829	(1)		(1,803	)(4)		(1,927	)(5)		9,123	(7)		2,190	(9)	(16,671)
Loss on early retirement of debt	(132,834)		32,025	(2)								100,809	(2)

Income before provision for income taxes	(27,187)		34,579			(1,803)			(1,927)			109,796			1,890		115,348
Income tax benefit (expense)	34,299		(12,103	)(3)		631	(3)		578	(3)		(38,429	)(3)				(15,024)

Net income	$7,112		$22,476			$(1,172)			$(1,349)			$71,367			$1,890		$100,324

Basic earnings per share	$0.02																$0.28

Diluted earning per share	$0.02																$0.28

Weighted average shares outstanding:
Basic	354,160,692																354,160,692

Diluted	355,029,968																355,029,968

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS

	For the year ended December 31, 2004
	Las Vegas Sands Corp. Historical	Grand Canal Shops Transaction			Financing Transactions(10), Interface Refinancing and Distribution			Conversion to “C” Corporation			Equity Clawback			Initial Notes Proceeds			Bank Refinancing			Retirement of 11% Mortgage Notes			Redemption of Macau Notes			Pro Forma
	(dollars in thousands, except per share data)
Revenues:
Casino	$708,564	$			$			$			$			$			$			$			$			$708,564
Rooms	312,003																									312,003
Food and beverage	121,566																									121,566
Retail and other	116,437		(16,779	)(11)																						99,658

Total revenues	1,258,570		(16,779)																							1,241,791
Less—promotional allowances	(61,514)		5	(12)																						(61,509)

Net revenues	1,197,056		(16,774)																							1,180,282

Operating expenses:
Casino	340,241																									340,241
Rooms	77,249																									77,249
Food and beverage	64,176																									64,176
Retail and other	60,055		(2,251	)(13)																						57,804
Provision for doubtful accounts	7,959																									7,959
General and administrative	173,088		(703	)(12)																						172,385
Corporate expense	126,356																									126,356
Rental expense	12,033		(886	)(12)																						11,147
Pre-opening and development expense	33,926																									33,926
Depreciation and amortization	69,432		(1,824	)(12)																						67,608
Loss on disposal of assets	31,649																									31,649
Gain on sale of Grand Canal Shops	(417,576)		417,576	(14)

	578,588		411,912																							990,500

Operating income	618,468		(428,686)																							189,782
Other income (expense):
Interest income	7,740		(67	)(12)		(300	)(15)					(96)									(28	)(6)		(192	)(8)	7,057
Interest expense, net of amounts capitalized	(138,077)		2,056	(12)		(2,542	)(16)					33,304	(1)		(16,496	)(4)		(11,561	)(5)		63,208	(7)		5,116	(9)	(64,992)
Other income (expense)	(131)		9	(12)																						(122)
Loss on early retirement of debt	(6,553)		1,147	(12)		5,406	(10)

Income before provision for income taxes	481,447		(425,541)			2,564						33,208			(16,496)			(11,561)			63,180			4,924		131,725
Income tax benefit (expense)	13,736								(6,448	)(17)		(11,623	)(3)		5,774	(3)		4,046	(3)		(22,113	)(3)				(16,628)

Net income	$495,183		$(425,541)			$2,564			$(6,448)			$21,585			$(10,722)			$(7,515)			$41,067			$4,924		$115,097

Basic earnings per share	$1.52																									$0.34

Diluted earning per share	$1.52																									$0.34

Weighted average shares outstanding:
Basic	326,486,740											11,609,619	(18)											2,515,460	(19)	340,611,819

Diluted	326,848,911											11,609,619	(18)											2,515,460	(19)	340,973,990

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

BALANCE SHEET

	March 31, 2005
	Las Vegas Sands Corp. Historical	Redemption of Macau Notes			Pro Forma
	(dollars in thousands)
Assets
Current assets:
Cash and cash equivalents	$799,611		$(121,430	)(20)	$678,181
Restricted cash and cash equivalents	22,771				22,771
Accounts receivable, net	75,759				75,759
Inventories	8,334				8,334
Deferred income taxes	47,131				47,131
Prepaid expenses and other current assets	14,434				14,434

Total current assets	968,040		(121,430)		846,610
Property and equipment, net	1,889,251				1,889,251
Deferred offering costs, net	40,877		(4,376	)(20)	36,501
Restricted cash and cash equivalents	359,184				359,184
Deferred income taxes	8,328				8,328
Other assets, net	32,240				32,240

	$3,297,920		$(125,806)		$3,172,114

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$26,527	$			$26,527
Construction payables	89,501				89,501
Construction payables-contested	7,232				7,232
Accrued interest payable	4,492		(1,430	)(20)	3,062
Other accrued liabilities	156,589				156,589
Current maturities of long term debt	64,033				64,033

Total current liabilities	348,374		(1,430)		346,944
Other long term liabilities	8,173				8,173
Deferred gain on sale of Grand Canal Shopes	70,727				70,727
Deferred rent from Grand Canal Shopes transaction	106,920				106,920
Long term debt	1,433,676		(120,000	)(20)	1,313,676

	1,967,870		(121,430)		1,846,440

Stockholders’ equity
Common stock (par value $0.001 per share, 1,000,000,000 shares authorized, 354,160,692 and 324,658,394 shares issued and outstanding	354				354
Capital in excess of par value	963,322				963,322
Retained earnings	366,374		(4,376	)(20)	361,998

	1,330,050		(4,376)		1,325,674

	$3,297,920		$(125,806)		$3,172,114

Notes to Unaudited Pro Forma

Condensed Consolidated Financial Statements

(1)	Reflects the effect on interest expense of the redemption of $291.1 million in aggregate principal amount of the 11% mortgage notes on February 1, 2005:

	Year Ended December 31, 2004	Three Months Ended March 31, 2005
	(In thousands)
Deductions to historical interest expense:
Interest expense related to the redemption of 11% mortgage notes using proceeds of our initial public offering, at actual historical amounts	$(32,025)	$(2,720)
Interest expense related to amortization of deferred offering costs of the 11% mortgage notes, at actual historical amounts	(1,279)	(109)

Net pro forma decrease to historical interest expense	$(33,304)	$(2,829)

(2)	Reflects the elimination of the related loss on early retirement of debt for $291.1 million and $552.5 million of 11% mortgage notes, respectively.

(3)	Reflects the tax benefit (expense) of the related pro forma adjustment assuming a 35% statutory tax rate for Las Vegas Sands Corp.

(4)	Reflects the effect on interest expense of the initial notes offering:

	Year Ended December 31, 2004	Three Months Ended March 31, 2005
	(In thousands)
Additions to historical interest expense:
Pro forma interest expense of initial notes offering	$15,982	$1,747
Pro forma amortization of deferred offering costs and original issue discount using a life of 10 years	514	56

Net pro forma increase to historical interest expense	$16,496	$1,803

(5)	Reflects the effect on interest expense of $305.0 million of additional borrowings related to the amendment and restatement of the existing senior secured credit facility:

	Year Ended December 31, 2004	Three Months Ended March 31, 2005
	(In thousands)
Deductions to historical interest expense:
Interest expense related to the reduction of the contractual spread for the existing $665.0 million senior secured credit facility from 250 basis points to 175 basis points	$(4,988)	$(831)
Additions to historical interest expense:
Pro forma interest expense on the $305.0 million of additional borrowings under the term B loan of the amended and restated senior secured credit facility (interest rate of 5.0%)(a)	15,250	2,542
Pro forma amortization of deferred offering costs related to the amended and restated senior secured credit facility (weighted average life of 6 years)	1,299	216

Net pro forma increase to historical interest expense	$11,561	$1,927

(a)	Based upon the three-month LIBOR rate on May 9, 2005 of 3.25% plus the contractual spread for the new indebtedness.

Had interest rates been 0.125% higher during the year ended December 31, 2004 and the three months ended March 31, 2005, the impact on the variable rate indebtedness would have caused pro forma interest expense to increase by $381,000 and $64,000, respectively.

(6)	Reflects the elimination of interest income earned in relation to the assumed utilization of $94.9 million of existing cash balances by Las Vegas Sands Opco to retire 11% mortgage notes tendered.

(7)	Reflects the effect on interest expense of the retirement of the 11% mortgage notes:

	Year Ended December 31, 2004	Three Months Ended March 31, 2005
	(In thousands)
Deductions to historical interest expense:
Interest expense related to retirement of 11% mortgage notes repaid from proceeds from initial notes offering, proceeds from $970.0 million term B loan of amended and restated senior secured credit facility and $95.0 million from cash on hand, at actual historical amounts	$(60,775)	$(8,824)
Interest expense related to amortization of deferred offering costs of the 11% mortgage notes, at actual historical amounts	(2,433)	(299)

Net pro forma decrease to historical interest expense	$(63,208)	$(9,123)

(8)	Reflects the elimination of interest income earned in relation to $120.0 million of existing cash balances used to redeem $120.0 million in aggregate principal amount of Venetian Macau floating rate senior secured notes.

(9)	Reflects the effect on interest expense of the redemption of $120.0 million in aggregate principal amount of Venetian Macau floating rate senior secured notes.

	Year Ended December 31, 2004	Three Months Ended March 31, 2005
	(In thousands)
Adjustments to historical interest expense:
Interest expense related to the $120.0 million in Venetian Macau floating rate senior secured notes redeemed from cash on hand, at actual historical amounts	$(6,081)	$(1,825)
Capitalized interest expense related to Venetian Macau floating rate senior secured notes, at actual historical amounts	2,383	—
Interest expense related to amortization of deferred offering costs of the Venetian Macau senior secured notes, at actual historical amounts	(1,418)	(365)

Net pro forma decrease to historical interest expense	$(5,116)	$(2,190)

(10)	Financing transactions reflects borrowings of $665.0 million under Las Vegas Sands Opco’s existing senior secured credit facility in August 2004 and the use of a portion of the borrowings to repay in full its prior senior secured credit facility and pay transaction costs in connection with the refinancing and the elimination of the related loss on early retirement of debt.

(11)	Reflects the elimination of The Grand Canal Shops revenues for the year ended December 31, 2004 of $14.0 million and the elimination of revenues associated with the leased shops of $3.4 million, offset by the recognition of deferred rent income associated with The Grand Canal Shops sale transaction of $0.6 million.

(12)	Reflects the elimination of The Grand Canal Shops income and expenses for the year ended December 31, 2004.

(13)	Reflects the elimination of The Grand Canal Shops expenses for the year ended December 31, 2004 of $4.7 million and the addition of $4.2 million of rent associated with certain lease backs from GGP, offset by the amortization of the deferred gain from The Grand Canal Shops sale of $1.7 million.

(14)	Reflects the elimination of the gain on sale of The Grand Canal Shops for purposes of the pro forma statement of operations because it is a non-recurring item directly related to the transaction.

(15)	Reflects the elimination of interest income earned in relation to the utilization of $61.1 million of existing cash balances by Las Vegas Sands Opco to complete the Interface refinancing of $27.1 million, to make the Interface distribution of $12.9 million and to pay the January 10, 2005 tax distribution of $21.1 million.

(16)	Reflects the effect on interest expense of the following debt transactions:

Year Ended December 31, 2004
(In thousands)
Deductions to historical interest expense:
Interest expense related to indebtedness repaid with proceeds from the financing transactions and the Interface refinancing at actual historical amounts	$(13,157)
Interest expense related to amortization of deferred offering costs, at actual historical amounts	(1,666)

Additions to historical interest expense:
Pro forma interest expense on $295.7 million on the existing senior secured credit facility which was used to repay the $290.0 million outstanding under the prior senior secured credit facility and to pay $5.7 million of deferred offering costs (interest rate of 5.75%)(a)	10,792
Pro forma interest expense on $100.0 million new Interface mortgage loan which was used to repay outstanding notes payable under the prior Interface Group-Nevada mortgage loan (interest rate of 7.0%)(a)	4,142
Pro forma interest expense for letters of credit fees under existing senior secured credit facility (2.5% fixed rate)	952
Pro forma interest expense for undrawn fees on revolver under existing senior secured credit facility (0.5% fixed rate)	206
Pro forma amortization of estimated deferred offering costs and commitment fees using a weighted average life of 4 years	1,273

Net pro forma increase to historical interest expense	$2,542

(a)	Based on the three-month LIBOR rate on May 9, 2005 of 3.25% plus the contractual spread for the new indebtedness.

Had interest rates been 0.125% higher during the year ended December 31, 2004, the impact on the variable rate indebtedness would have caused pro forma interest expense to increase by $309,000.

(17)	Reflects our conversion from a subchapter S Corporation to a taxable ”C” Corporation for income tax purposes and the associated impact of the elimination of the Grand Canal Shops and financing transactions on our pro forma tax benefit (provision).

(18)	Reflects the impact in computing pro forma earnings per share for the portion of common shares issued in connection with our December 2004 initial public offering for which a portion of the proceeds received therefrom were used to repay a portion of the 11% Mortgage Notes in the equity clawback transaction.

(19)	Reflects the impact in computing pro forma earnings per share for the portion of common shares issued in connection with our December 2004 initial public offering for which a portion of the proceeds received therefrom were used to repay a portion of the redemption of the Venetian Macau floating rate senior secured notes.

(20)	Reflects the utilization of $121.4 million from cash on hand to redeem $120.0 million in Venetian Macau floating rate senior secured notes and pay $1.4 million of accrued interest, and the write-off of $4.4 million of unamortized deferred offering costs in connection with the redemption of the Venetian Macau floating rate senior secured notes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements, and the notes thereto and other financial information included in this prospectus. Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements. See “—Disclosure Regarding Forward-Looking Statements.”

General

We own and operate the Venetian Casino Resort and the Sands Expo and Convention Center in Las Vegas, Nevada, and the Sands Macao Casino in Macau, a special Administrative Region of the People’s Republic of China. We are also developing two additional casino resorts: the Palazzo Casino Resort, which will be adjacent to and connected with the Venetian Casino Resort, and the Venetian Macao Casino Resort in Macau.

We currently offer hotel, gaming, dining, entertainment, retail, and spa and other amenities at the Venetian Casino Resort and convention and trade show space at the Sands Expo Center in Las Vegas and gaming, dining and VIP suites at the Sands Macao. Approximately 56.3% of our gross revenues in 2004 were derived from gaming and 24.8% of our gross revenues in 2004 were derived from hotel rooms. Approximately 42.7% of our gross revenues at the Venetian Casino Resort in the first three months of 2005 were derived from gaming and 38.5% was derived from hotel rooms. The percentage of gaming revenue for the Venetian Casino Resort is one of the lowest on the Las Vegas Strip, which refers to the area of Las Vegas where most of the major resort hotels are located, because of our emphasis on the group convention and trade show business and the resulting higher occupancy and room rates during mid-week periods. From its opening through December 31, 2004 and for the first three months of 2005, 95.6% and 94.5%, respectively of the Sands Macao’s gross revenue was derived from gaming activities with the remainder primarily derived from food and beverage.

Las Vegas has continued to experience an upward trend in total visitation, convention, and trade show attendees, as well as gaming win, hotel occupancy and hotel average daily room rates. In particular, Las Vegas has experienced an increase in visitors arriving by air. The population in the southwest area of the United States, including Las Vegas, has also grown. The population of Clark County has doubled in the last fourteen years, from approximately 770,280 in 1990 to approximately 1,715,337 in 2004. The Venetian Casino Resort/Sands Expo Center complex has benefited from these trends along with low interest rates since 2003.

The Macau gaming market has continued to benefit from a combination of macroeconomic and demographic drivers and government-sponsored infrastructure and visitation programs in China, Macau’s key feeder market. The Chinese economy has grown at a compounded annual growth rate of 8.95% between 1993 and 2004, which has resulted in significant growth in wealth throughout the country, especially in the country’s expanding middle class. In addition, domestic travel within China, including its Special Administrative Regions, continues to grow substantially as the country continues to liberalize its travel laws. For example, Chinese visitation to Macau has grown from approximately 245,300 visitors in 1994 to 9.5 million visitors in 2004.

Las Vegas Projects

We completed an addition to the Venetian Casino Resort during the second quarter of 2003, which we refer to as the Phase IA addition. The Phase IA addition opened for business on June 26, 2003. The Phase IA addition included the 1,013-room Venezia hotel tower on top of the Venetian Casino Resort’s existing parking garage, an approximately 1,000-parking space expansion to the existing parking garage and approximately 150,000 square feet of additional meeting and conference space as an expansion of our Congress Center meeting and conference facility. The total construction cost of the Phase IA addition was approximately $275.0 million, excluding $9.0 million to expand the Venetian Casino Resort’s heating, ventilation and air conditioning facility (the “HVAC plant”) to accommodate the Phase IA addition.

We have begun extensive design and planning work for, and have completed demolition and commenced excavation on the site of, the Palazzo Casino Resort. As of March 31, 2005, we had paid approximately $253.7 million in design, development and construction costs for the Palazzo Casino Resort and the Phase II mall. The Palazzo Casino Resort is expected to open during the second quarter of 2007 and is expected to cost us approximately $1.6 billion, (exclusive of land) of which the Phase II mall is expected to cost us approximately $280.0 million (exclusive of certain incentive payments to executives made in July 2004). In addition, we expect tenants will make significant additional capital expenditures to build out stores and restaurants in the Palazzo Casino Resort. On August 20, 2004, Las Vegas Sands Opco and Venetian Casino Resort, LLC entered into a $1.010 billion senior secured credit facility to, among other things, finance the Palazzo Casino Resort construction costs, and on September 30, 2004, our subsidiaries entered into a $250.0 million construction loan to fund a portion of the Phase II mall construction costs. The senior secured credit facility was amended on February 22, 2005 in order to enhance our financial flexibility. We intend to fund the development and construction of the Palazzo Casino Resort at its current budget of $1.6 billion (exclusive of land and certain incentives) with a combination of the remaining $308.3 million of net proceeds from the sale of The Grand Canal Shops mall, cash on hand and operating cash flow, $359.2 million remaining proceeds from the amended and restated senior secured credit facility, including the $200.0 million delayed draw Term B loan, $250.0 million of proceeds from the Phase II mall construction loan and other debt financings.

Macau Projects

We own and operate the Sands Macao Casino, a Las Vegas-style casino in Macau. We opened the main portion of the Sands Macao on May 18, 2004 and opened the remainder of the Sands Macao, including 42 additional table games, four restaurants, two spas, entertainment venues, and 49 high-end suites, during late August 2004. The total cost of developing, constructing, and operating the Sands Macao, including design costs, construction costs, equipment costs, working capital and pre-opening expenses, was approximately $265.0 million. In February 2005, we opened the Pearl Room, transforming unfinished space adjacent to the Sands Macao casino floor into approximately 17,000 square feet of additional casino space that includes 40 additional tables and 180 additional slot machines.

In addition to the Sands Macao, we also plan to build the Venetian Macao Casino Resort, an all-suites hotel, casino and convention center complex with a Venetian-style theme similar to that of our Las Vegas property. We currently estimate that the cost for the Venetian Macao Casino Resort will be approximately $1.8 billion. Under the subconcession agreement, we are obligated to develop and open the Venetian Macao Casino Resort by June 2006 and a convention center by December 2006, and invest, or cause to be invested, at least 4.4 billion patacas (approximately $547.7 million at exchange rates in effect on March 31, 2005) in various development projects in Macau by June 2009. We expect that the cost of the Sands Macao and the construction of the Venetian Macao Casino Resort will satisfy these investment obligations, but we will need an extension of the June 2006 construction deadline for the Venetian Macao Casino Resort, which we currently expect to open in the second quarter of 2007. See “—Capital and Liquidity” and “Risk Factors—”. We are required to make substantial additional investments in Macau and build and open the Venetian Macao Casino Resort by June 2006 and a convention center by December 2006. Unless we obtain an extension, we will lose our right to continue to operate the Sands Macao or any other facilities developed under the subconcession”. We currently plan to seek an extension of this deadline. Through March 31, 2005, we paid capital expenditures of $48.6 million in connection with our Macao projects.

The Grand Canal Shops Mall

On April 12, 2004, we entered into an agreement with GGP to sell The Grand Canal Shops mall and lease certain restaurant and other retail assets of the Venetian Casino Resort for approximately $766.0 million. The Grand Canal Shops mall sale was completed on May 17, 2004 and Las Vegas Sands Opco realized a net gain of $417.6 million in connection with the sale. We used a portion of the proceeds from the sale of The Grand Canal Shops mall to repay all of our outstanding indebtedness under our $120.0 million secured mall facility, repurchase $6.4 million in principal amount of the outstanding 11% mortgage notes pursuant to an asset sale offer, make a tax distribution of $100.0 million to our stockholders and make incentive payments of $63.2 million to our executive officers, Messrs. Adelson, Weidner, Stone and Goldstein. We were required to defer a portion of the gain from the sale of The Grand Canal Shops mall. First, we deferred $109.2 million of the gain from the transaction deemed prepaid operating lease payments. This deferral related to 19 spaces currently occupied by various tenants and which we leased to GGP for an annual rent of one dollar per year under an 89-year operating lease. GGP assumed, and is entitled to rent payments under, the tenant leases for these 19 spaces. This deferred amount is amortized over the 89-year lease term on a straight-line basis. Second, we deferred $77.2 million, which constitutes the estimated net present value of payments we make to GGP under three lease back arrangements. Under these arrangements we:

•	leased the C2K Showroom space in which we are currently building the Blue Man Group theater (which is scheduled to open in September 2005) located within The Grand Canal Shops mall from GGP for a period of 25 years, subject to an additional 50 years of extension options, with initial annual fixed minimum rent of $3.3 million per year;

•	leased the gondola retail store and the canal space located within The Grand Canal Shops mall from GGP for a period of 25 years, subject to an additional 50 years of extension options, with initial annual fixed minimum rent of $3.5 million; and

•	leased certain office space from GGP for a period of 10 years, subject to an additional 65 years of extension options, with initial annual fixed minimum rent of $860,350.

The three lease payments described above are subject to automatic increases of 5% beginning on the sixth lease year and each subsequent fifth lease year thereafter. The net present value of these lease payments is $77.2 million. Under GAAP, a portion of the transaction must be deferred in an amount equal to the present value of the minimum lease payments set forth in the lease back agreements. This deferred gain will be amortized to reduce lease expense on a straight-line basis over the life of the leases.

We are party to three tenant lease termination and asset purchase agreements. The total remaining payment obligations under these arrangements was $12.2 million as of March 31, 2005. Under The Grand Canal Shops mall sale agreement, we continue to be obligated to fulfill the lease termination and asset purchase agreements. Our remaining obligations under the first agreement required us to pay a tenant 27 annual payments of $400,000 beginning in 2004. Our remaining obligations under the second agreement required us to pay 15 monthly payments totaling $10.0 million beginning January 1, 2004 plus interest at 6% per annum. Our remaining obligations under the third agreement required us to pay quarterly payments of $62,500 beginning in 2004 for ten years.

As part of The Grand Canal Shops mall sale, we entered into an agreement with GGP to construct and sell the Phase II mall. The purchase price that GGP has agreed to pay for the Phase II mall is the greater of (i) $250.0 million and (ii) the Phase II mall’s net operating income for months 19 through 30 of its operations (assuming that the rent due from all tenants in month 30 was actually due in each of months 19 through 30) divided by a capitalization rate. The capitalization rate is .06 for every dollar of net operating income up to $38.0 million and .08 for every dollar of net operating income above $38.0 million. On the date the Phase II mall opens to the public, GGP will be obligated to make an initial purchase price payment based on projected net operating income for the first 12 months of operations (but in no event less than $250.0 million). Every six months thereafter until the 24 month anniversary of the opening date, the required purchase price will be adjusted (up or down, but never to less than $250.0 million) based on projected net operating income for the upcoming 12 months. The “final” purchase price adjustment (subject to audit thereafter) will be made on the 30-month anniversary of the Phase II mall’s opening date based on the formula described in the first two sentences of this paragraph. For all purchase price and purchase price adjustment calculations, “net operating income” will be calculated by using the “accrual” method of accounting and, for purposes of calculating the final purchase price adjustment, by applying the base rent payable by all tenants in the last month of the applicable 12-month period to the entire 12-month period. We have formed a separate subsidiary to develop and own the Phase II mall, which we refer to as the Phase II Mall Subsidiary. The Phase II mall is expected to cost approximately $280.0 million (excluding incentive payments to certain of our executives described below). In addition, we expect tenants will make significant additional expenditures to build out stores and restaurants in the Palazzo Casino Resort. On September 30, 2004, subsidiaries of the Company entered into a $250.0 million construction loan to finance the construction of the Phase II mall. We expect to finance the Phase II mall construction costs with the proceeds from that loan and an approximately $25.0 million investment from us.

In July 2004, the Phase II Mall Subsidiary paid one-time incentive payments to certain of our executives in the aggregate amount of $63.2 million. These incentive payments were paid to our executives for the significant value they created for our company in connection with securing the financing of the Phase II mall and arranging for the sale of the Phase II mall.

Interface Holding Acquisition

On July 29, 2004, we acquired all of the capital stock of Interface Holding from our principal stockholder in exchange for 220,370 shares of Las Vegas Sands Opco common stock (58,625,638 shares of our common stock after our initial public offering stock split). At the time of the acquisition, Interface Holding indirectly owned the Sands Expo Center and directly held a redeemable preferred interest in Venetian Casino Resort, LLC, which had a balance of $255.2 million as of July 29, 2004. We ceased accrual of the redeemable preferred return as of July 29, 2004 and retired the redeemable preferred interest in February 2005. Following this acquisition, we made an equity contribution of approximately $27.0 million to Interface Group-Nevada, the direct owner of the Sands Expo Center. On July 30, 2004, Interface Group-Nevada entered into a $100.0 million mortgage loan and used proceeds from the loan and a portion of the equity contribution to repay in full the amounts outstanding under its $124.3 million prior mortgage loan and to pay related fees and expenses.

Our historical financial statements have been restated due to the acquisition on July 29, 2004 of all of the common stock of Interface Holding from the principal stockholder. We have accounted for this acquisition as a reorganization of entities under common control, in a manner similar to pooling-of-interests.

Other Potential Development Projects

We have entered into agreements to develop and lease gaming and entertainment facilities with two prominent football clubs in the United Kingdom, subject to the award of a gaming license for the applicable facility, and are in discussion with several others to build entertainment and gaming facilities in major cities. During the twelve months ended December 31, 2004 and the three months ended March 31, 2005, we incurred and expensed $11.2 million and $2.1 million, respectively, in relation to our subsidiary in the United Kingdom for development activities in the United Kingdom.

We are currently exploring the possibility of operating casino resorts in certain additional Asian jurisdictions, including Singapore, Japan and Thailand. On February 28, 2005, we submitted to the government of Singapore our comments to the government’s “Request for Proposal” setting forth the procedures for an auction process for a mixed use gaming, convention and entertainment resort.

On December 3, 2004, following the recent enactment of legislation legalizing slot machine gaming in Pennsylvania, our subsidiary Las Vegas Sands Opco entered into a contribution agreement with Bethworks Now, LLC. Bethworks is the current fee owner of an approximately 124 acre site located in Bethlehem, Pennsylvania. If a slot machine license under the new legislation is granted for the site, the parties intend to jointly own and develop the property for use as a casino complex and, potentially, a hotel with meeting rooms and retail, restaurant, movie theater, office and other commercial uses.

Simultaneously with the execution of the contribution agreement, Las Vegas Sands Opco paid approximately $2.25 million to Bethworks to partially reimburse Bethworks for property-related expenses previously incurred by Bethworks. Until the gaming license is obtained, Las Vegas Sands Opco will pay all ongoing operating expenses with respect to the property. When and if the license is obtained, Las Vegas Sands Opco is required to make a $2.0 million payment to Bethworks and the entire property will be contributed by Bethworks to a Bethworks-Las Vegas Sands Opco subsidiary joint venture.

The Bethlehem development is subject to a number of conditions, including obtaining the gaming license.

Initial Public Offering

On December 20, 2004, we issued 27,380,953 shares of our common stock in an initial public offering at an offering price of $29.00 per share. Our initial public offering resulted in net proceeds of approximately $739.2 million to us after deducting underwriting discounts and commissions and related offering expenses payable by us.

Debt Refinancing

During February 2005, we refinanced a significant portion of our indebtedness, including issuing $250.0 million of initial notes, amending and restating the Las Vegas Sands Opco senior secured credit facility to increase term loans by $400.0 million, and to increase the size of the revolving loan facility to $450.0 million among other changes. We used $327.3 million of proceeds from our initial public offering, $244.8 million of net proceeds from the initial notes offering, a portion of the increase in the amended and restated senior secured credit facility and $106.6 million of available cash to retire all of the $843.6 million principal amount of 11% mortgage notes. These transactions resulted in a pre-tax charge from loss on early retirement of indebtedness of approximately $132.6 million during the first quarter of 2005. See “Note 15—Subsequent Events” to our consolidated financial statements included elsewhere in this prospectus.

Critical Accounting Policies and Estimates

Management has identified the following critical accounting policies that affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on going basis, management evaluates those estimates, including those related to asset impairment, accruals for slot marketing points, self-insurance, compensation and related benefits, revenue recognition, allowance for doubtful accounts, contingencies, and litigation. We state these accounting policies in the notes to the consolidated financial statements and in relevant sections in this discussion and analysis. These estimates are based on the information that is currently available to us and on various other assumptions that management believes to be reasonable under the circumstances. Actual results could vary from those estimates and we may change our estimates and assumptions in future evaluations. Changes in these estimates and assumptions may have a material effect on our results of operations and financial condition.

We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

•	We maintain an allowance, or reserve, for doubtful accounts at our operating casino resorts, the Venetian and the Sands Macao. The provision for doubtful accounts, an operating expense, increases the allowance for doubtful accounts, while specific write-offs decrease and recoveries increase the allowance for doubtful accounts respectively. We regularly evaluate the allowance for doubtful accounts. At the Venetian where credit or marker play is significant we apply standard reserve percentages to aged account balances under a specified dollar amount and specifically analyze the collectibility of each account with a balance over the specified dollar amount, based upon the age of the account, the customers financial condition, collection history and any other known information. We also monitor regional and global economic conditions and forecasts to determine if reserve levels are adequate. At the Sands Macao where credit or marker play is not significant, we apply a standard reserve percentage to aged account balances. The mix of credit play as a percentage of total casino play has decreased significantly during 2005 because the Sands Macao table games play is primarily cash play, while the Venetian credit table games play represents approximately 59% of total table games play. Our estimate of the provision for doubtful accounts was $8.0 million as of December 31, 2004 as compared to $8.1 million and $21.4 million for 2003 and 2002, respectively and $3.4 million as of March 31, 2005 as compared to $3.2 million as of March 31, 2004.

•	We maintain accruals for health and workers compensation self-insurance, slot club point redemption and group sales commissions, which are classified in other accrued liabilities in the consolidated balance sheets. Management determines the adequacy of these accruals by periodically evaluating the historical experience and projected trends related to these accruals. If such information indicates that the accruals are overstated or understated, or if business conditions indicate we should adjust the assumptions utilized, we will reduce or provide for additional accruals as appropriate.

•	We are subject to various claims and legal actions, including lawsuits with our construction manager, Lehrer McGovern Bovis, Inc., for the original construction of the Venetian Casino Resort. Some of these matters relate to personal injuries to customers and damage to customers’ personal assets. Management has established no accrual for any gain or loss in connection with the construction litigation because such gain or loss while reasonably possible has not been determined to be probable, nor can it be measured with any reasonable certainty. It is reasonably possible that this position could change in the near term as arbitration proceedings are concluded, and the amount of any such change could be material. Management estimates guest claims expense and accrues for such liabilities based upon historical experience in the other accrued liability category in its consolidated balance sheet.

•	At March 31, 2005, we had net property and equipment of $1.9 billion, representing 57.3% of our total assets. We depreciate property and equipment on a straight-line basis over their estimated useful lives. The estimated useful lives are based on the nature of the assets as well as current operating strategy and legal considerations such as contractual life. Future events, such as property expansions, property developments, new competition or new regulations, could result in a change in the manner in which we use certain assets requiring a change in the estimated useful lives of such assets. In assessing the recoverability of the carrying value of property and equipment if events and circumstance warrant such an assessment, we must make assumptions regarding estimated future cash flows and other factors. If these estimates or the related assumptions change, we may be required to record an impairment loss for these assets. Such an impairment loss would be recognized as a non-cash component of operating income.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which supersedes FASB Opinion No. 25, “Accounting for Stock Issued to Employees”. This statement requires compensation costs related to share based payment transactions to be recognized in financial statements. The provisions of this statement are effective as of the first interim or annual reporting period that begins after January 1, 2006. This statement requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). This cost will be recognized over the period during which an employee is required to provide service in exchange for the award. This statement also addresses the accounting for the tax effects of share-based compensation awards. We currently expect to adopt this standard on that date using a Black-Scholes model. Under the Black-Scholes model, we expect to expense the cost of share-based compensation awards issued after January 1, 2006. Additionally, we expect to recognize compensation costs for the portion of awards outstanding on January 1, 2006 for which the requisite service has not been rendered as the requisite service is rendered on or after January 1, 2006. We are currently evaluating the provisions of SFAS 123R to determine its impact on our future financial statements.

Summary Financial Results

The following table summarizes our results of operations:

	Year Ended December 31,					Three Months Ended March 31,
	2004	Percent Change	2003	Percent Change	2002	2005	2004	Percent Change
	(in thousands except percentages)
Net revenues	$1,197,056	73.0%	$691,754	11.0%	$623,336	$403,794	$239,186	68.8%
Operating income	618,468	232.3%	186,126	16.4%	159,935	125,336	82,296	52.3%
General and administrative expenses	173,088	37.2%	126,134	11.7%	112,913	45,773	36,393	25.8%
Income (loss) before income taxes	481,447	622.5%	66,634	662.6%	(11,844)	(27,187)	49,916	-154.5%
Net income (loss)	495,183	643.1%	66,634	662.6%	(11,844)	7,112	49,916	-85.8%

	Percent of Net Revenues Year Ended December 31,			Percent of Net Revenues Three Months Ended March 31,
	2004	2003	2002	2005	2004
Operating income	51.7%	26.9%	25.7%	31.0%	34.4%
General and administrative expenses	14.5%	18.2%	18.1%	11.3%	15.2%
Income (loss) before income taxes	40.2%	9.6%	-1.9%	-6.3%	-12.4%
Net income (loss)	41.4%	9.6%	-1.9%	1.8%	20.9%

Our historical financial results during the twelve months ended December 31, 2004 and the three months ended March 31, 2005 will not be indicative of our future results, among other things, for the following items which are not anticipated to occur to this magnitude in the near future: we sold The Grand Canal Shops mall on May 17, 2004; we paid incentive payments of $62.2 million related to the Phase II Mall sale to certain of our executives in July 2004; we incurred a loss on disposal of assets of $31.6 million; incurred a stock-based compensation charge of $49.2 million related to our initial public offering and incurred a loss on early retirement of indebtedness of $132.8 million as a result of the refinancing transactions.

Key Operating Revenue Measurements

The Venetian Casino Resort’s operating revenue is dependent upon the volume of customers that stay at the hotel, which affects the price that can be charged for hotel rooms and the volume of table games and slot machine play. The Sands Macao is almost wholly dependent on casino customers that visit the casino on a daily basis. Hotel revenues are not expected to be material for the Sands Macao. Sands Macao visitors arrive by ferry, automobile, airplane, or helicopter from Hong Kong, cities in China, and other Southeast Asian cities in close proximity to Macao.

The following are the key measurements we use to evaluate operating revenue.

Hotel revenue measurements include hotel occupancy rate, which is the average percentage of available hotel rooms occupied during a period, and average daily room rate, which is the average price of occupied rooms per day. Revenue per available room represents a summary of hotel average daily room rates and occupancy.

Casino revenue measurements for Las Vegas: table games drop and slot handle, are volume measurements. Win or hold percentage represents the percentage of drop or handle that is won by the casino and recorded as casino revenue. Table games drop represents the sum of markers issued (credit instruments) less markers paid at the table, plus cash deposited in the table drop box. Slot handle is the gross amount wagered or coin placed into slot machines in aggregate for the period cited. Drop and handle are abbreviations for table games drop and slot handle. Based upon our mix of table games, our table games produce a statistical average table win percentage as measured as a percentage of table game drop of 19.0% to 21.0% and slot machines produce a statistical average slot machine win percentage as measured as a percentage of slot machine handle generally between 6.0% and 7.0%.

Casino revenue measurements for Macau: We view Macau table games as being segregated into two groups, consistent with the Macau market’s convention: 1) rolling chip play (all VIP play) and 2) non-rolling chip play, (mostly non-VIP players). The volume measurement for rolling chip play is gaming chips wagered. The volume measurement for non-rolling chip is table games drop as described above. rolling chip volume and non-rolling chip volume are not equivalent; because rolling chip volume is a measure of amounts wagered versus dropped, rolling chip volume is substantially higher than drop. Slot handle at the Sands Macao is the gross amount wagered or coin placed into slot machines in aggregate for the period cited.

We view rolling chip table games win as a percentage of rolling chip volume and we view non-rolling chip table games win as a percentage of drop. Win or hold percentage represents the percentage of rolling chip volume, non-rolling chip drop or slot handle that is won by the casino and recorded as casino revenue. Based upon our mix of table games in Macao, our rolling chip table games win percentage (calculated before discounts and commissions) as measured as a percentage of rolling chip volume is expected to be approximately 2.5% and our non-rolling chip play table games are expected to produce a statistical average table win percentage as measured as a percentage of table game drop of 15.0% to 16.0%. Like in Las Vegas, our Macau slot machines produce a statistical average slot machine win percentage as measured as a percentage of slot machine handle generally between 8.0% and 9.0%.

Actual win may vary from the statistical average. Generally, slot machine play at the Venetian Casino Resort and the Sands Macao is conducted on a cash basis. The Venetian Casino Resort’s table games revenue is approximately 59.0% from credit based guests wagering and the Sands Macao table game and slot machine play is conducted primarily on a cash basis.

Three Months Ended March 31, 2005 compared to the Three Months Ended March 31, 2004

Operating Revenues

Our net revenues consisted of the following:

	Three Months Ended March 31,
	2005	2004	Percent Change
	(in thousands, except for percentages)
Net Revenues
Casino	$265,786	$94,708	180.6%
Rooms	86,077	85,367.8%
Food and beverage	43,489	32,655	33.2%
Sands Expo Center	18,833	19,185	-1.8%
Grand Canal Shops	—	10,621	—
Retail and other	9,621	10,410	-7.6%

	423,806	252,946	67.5%
Less—Promotional Allowances	(20,012)	(13,760)	45.4%

Total net revenues	$403,794	$239,186	68.8%

(1)	The Grand Canal Shops mall was sold on May 17, 2004 and certain other retail venues were leased to GGP in The Grand Canal Shops mall sale.

Consolidated net revenues were $403.8 million for the three months ended March 31, 2005; representing an increase of $164.6 million compared to $239.2 million for the three months ended March 31, 2004. The increase in net revenues was due to an increase of casino revenue of $171.1 million, primarily due to the opening of the Sands Macao. We do not believe this level of percentage increase is a trend because it was primarily related to the opening of the Sands Macao. The table games win was above the statistically expected range during the three months ended March 31, 2005, as compared to the average since the opening of the Venetian Casino Resort during 1999. In our experience, average win percentages remain steady when measured over extended periods of time but can vary considerably within shorter time periods as a result of the statistical variances that are associated with games of chance in which large amounts are wagered;

This increase was offset by a decrease in retail and other revenue of $11.7 million as a result of the sale of The Grand Canal Shops mall and lease of certain other retail and restaurant venues on May 17, 2004.

Casino revenues were $265.8 million for the three months ended March 31, 2005; an increase of $171.1 million compared to $94.7 million for the three months ended March 31, 2004. The increase was attributable to the opening of the Sands Macao on May 18, 2004.

The Venetian Casino Resort maintained an average daily room rate of $243 for the three months ended March 31, 2005 as compared to $235 for the three months ended March 31, 2004. The Venetian Casino Resort generated revenue per available room of $237 for the three months ended March 31, 2005 as compared to $233 for the three months ended March 31, 2004. Average daily room rate is the total room rental revenue divided by the number of occupied rooms, and revenue generated per available room is the total room rental revenue divided by the number of available rooms. Because not all available rooms are occupied, average daily room rates are higher than revenue per available room.

Room revenues for the three months ended March 31, 2005 were $86.1 million, as compared to $85.4 million for the three months ended March 31, 2004. Food and beverage revenues were $43.5 million for the three months ended March 31, 2005, representing an increase of $10.8 million compared to $32.7 million for the three months ended March 31, 2004. The increase was primarily attributable to the opening of the Sands Macao.

Retail and other revenues were $28.5 million for the three months ended March 31, 2005, representing a decrease of $11.7 million compared to $40.2 million for the three months ended March 31, 2004. The decrease was primarily due to the sale of The Grand Canal Shops, and the lease of retail outlets in the Venetian Casino Resort.

Operating Expenses

The breakdown of operating expenses is as follows:

	Three Months Ended March 31,
	2005	2004	Percentage Change
Operating Expenses
Casino	$131,953	$36,591	260.6%
Rooms	21,115	20,041	5.4%
Food and beverage	20,965	15,493	35.3%
Retail and other	14,376	16,043	-10.4%
Provision for doubtful accounts	3,386	3,244	4.4%
General and administrative	45,773	36,393	25.8%
Corporate	10,882	2,501	335.1%
Rental expense	3,705	2,654	39.6%
Pre-opening expense	—	7,843	—
Development expense	5,175	536	865.5%
Loss on disposal of assets	1,163	24	4,745.8%
Depreciation and amortization	19,965	15,527	28.6%

Total operating expenses	$278,458	$156,890	77.5%

(1)	The Grand Canal Shops mall was sold on May 17, 2004 and certain other retail and restaurant venues were leased to GGP in The Grand Canal Shops mall sale.

Operating expenses (including pre-opening, development, and corporate expenses) were $278.5 million for the three months ended March 31, 2005, representing an increase of $121.6 million or 77.5% compared to $156.9 million for the three months ended March 31, 2004. The increase in operating expenses was primarily attributable to the higher operating revenues and business volumes associated with the opening and operations of the Sands Macao.

Casino department expenses increased $95.4 million primarily as a result of the additional casino expenses related to the opening of the Sands Macao and as a result of increased slot machine volume and increased table games volume at the Venetian Casino Resort. Of the $95.4 million increase in casino expenses, $72.1 million was due to the 39.0% gross win tax on casino revenues in Macao. We expect that future casino expenses will continue to be higher than before the opening of the Sands Macao particularly because of the higher gross win tax. Despite the higher gross win tax, casino operating margins at the Sands Macao are similar to those at the Venetian Casino Resort primarily because of lower labor, marketing and sales expenses in Macao. Food and beverage expense increased $5.5 million as a result of the opening of the Sands Macao. General and administrative cost increased $9.4 million primarily as the result of the opening of the Sands Macao.

The provision for doubtful accounts was $3.4 million for the three months ended March 31, 2005, compared to $3.2 million for the three months ended March 31, 2004. The amount of this provision can vary over short periods of time because of factors specific to the customers who owe us money from gaming activities at any given time. We believe that the amount of our provision for doubtful accounts in the future will depend upon the state of the economy, our credit standards, our risk assessments and the judgment of our employees responsible for granting credit. Certain individual gaming receivables range as high as $10.0 million for a single player and could have a significant impact on our operating results if deemed uncollectible.

Pre-opening and development expenses were $0.0 million and $5.2 million, respectively, for the three months ended March 31, 2005, compared to $7.8 million and $0.5 million, respectively, for the three months ended March 31, 2004. The decrease was primarily a result of $6.9 million of pre-opening expenses in Macao during the first quarter of 2004 partially offset by increased development expenses in the United Kingdom and Singapore.

Corporate expense for the three months ended March 31, 2005 was $10.9 million as compared to $2.5 million for the quarter ended March 31, 2005. The increase primarily the result of a $5.0 million charitable contribution to the Solomon R. Guggenheim Museum and the addition of corporate staff in the 2005 period.

Depreciation expense for the three months ended March 31, 2005 was $20.0 million as compared to $15.5 million for the three months ended March 31, 2004. The increase was primarily the result of placing into service the Sands Macao during the second quarter of 2004 and the commencing of depreciation expense.

Interest Expense

The following table summarizes information related to interest expense on long-term debt:

	Three Months Ended March 31,
	2005	2004
	(in thousands, except for percentages)
Interest cost	$31,188	$34,037
Less: Capitalized interest	(4,105)	(1,210)

Interest expense, net	$27,083	$32,827

Cash paid for interest, net of amounts capitalized	$33,139	$7,719
Average total debt balance	$1,625,309	$1,574,542
Weighted average interest rate	5.6%	7.1%

Interest expense, net of amounts capitalized was $27.1 million for the three months ended March 31, 2005, compared to $32.8 million for the three months ended March 31, 2004. Of the net interest expense incurred for the three months ended March 31, 2005, $23.1 million was related to the Venetian Casino Resort, $2.2 million was related to the Sands Macao and $1.8 million was related to the Sands Expo Center. The decrease in interest expense was attributable to the redemption of the 11% mortgage notes during the quarter ended March 31, 2005 offset by increases related to the amendment and restatement of the Senior Secured Credit Agreement and the issuance of the initial notes. The decrease was also due to the capitalization of $4.1 million of interest during the first quarter of 2005 compared to $1.2 million of capitalized interest in the first quarter of 2004.

Other Factor Effecting Earnings

Loss on early retirement of debt of $132.8 million during the three months ended March 31, 2005 was the result of the redemption of the 11% mortgage notes.

Year Ended December 31, 2004 compared to the Year Ended December 31, 2003

Operating Revenues

The breakdown of our net revenues is as follows:

	Year Ended December 31,
	2004	2003	Percent Change
	(in thousands, except percentages)
Net Revenues
Casino	$708,564	$272,804	159.7%
Rooms	312,003	251,397	24.1%
Food and beverage	121,566	80,207	51.6%
Sands Expo Center	57,691	52,960	8.9%
Grand Canal Shops	15,977	39,374	-59.4%
Retail	9,068	8,623	5.2%
Other	33,701	31,245	7.9%

	$1,258,570	$736,610	70.9%
Less—Promotional Allowances	(61,514)	(44,856)	37.1%

Total net revenues	$1,197,056	$691,754	73.0%

Consolidated net revenues in 2004 were $1.197 billion, representing an increase of $505.3 million or 73.0% when compared with $691.8 million of consolidated net revenues during 2003. The increase in net revenues primarily was due to:

•	an increase of casino revenue of $435.8 million, primarily due to the opening of the Sands Macao. We do not think the magnitude of this increase is a trend because it was related to the opening of the Sands Macao. The table games win percentage was within the statistically expected range during the twelve months ended December 31, 2004 and 2003, as compared to the average since the opening of the Venetian Casino Resort during 1999. In our experience, average win percentages remain steady when measured over extended periods of time but can vary considerably within shorter time periods as a result of the statistical variances that are associated with games of chance in which large amounts are wagered;

•	an increase in room revenue of $60.6 million as a result of adding an additional 1,013 new hotel rooms during June 2003 as part of the Phase IA addition project, an increase in average daily hotel room rates and a slight increase in hotel room occupancy; and

•	an increase in food and beverage revenue of $41.4 million, which resulted from increased banquet revenues at the Venetian Casino Resort.

These increases were offset by:

•	a decrease in Grand Canal Shops mall revenues to $16.0 million during 2004 as compared to $39.4 million during 2003 due to the sale of The Grand Canal Shops mall and lease of certain other retail and restaurant venues on May 17, 2004; and

•	an increase in promotional allowances from $44.9 million during 2003 to $61.5 million in 2004, as a result of opening of the Sands Macao.

Casino revenues were $708.6 million in the year ended December 31, 2004, an increase of $435.8 million or 159.7% from 2003. The increase was attributable to several factors, including:

•	the opening of the Sands Macao on May 18, 2004, table games drop (volume) at the Sands Macao for the period open during 2004 of $2.387 billion, Sands Macau casino win for the period open during 2004 of $362.6 million;

•	an increase in table games drop (volume) at the Venetian Casino Resort to $1.023 billion for the twelve months ended December 31, 2004 from $829.0 million for the twelve months ended December 31, 2003, primarily as a result of increased casino marketing efforts. Future increases will depend on growth in visitors to Las Vegas and marketing efforts aimed at high-end gaming customers; and

•	an increase in slot handle (volume) at the Venetian Casino Resort in the twelve months ended December 31, 2004 to $2.085 billion from $1.902 billion during the same period of 2003 (slot machine win percentage at the Venetian Casino Resort as a percentage of slot handle was within the statistically expected range during both 2004 and 2003).

The Venetian Casino Resort maintained an average daily room rate of $220 in 2004 as compared to $204 in 2003. The Venetian Casino Resort generated revenue per available room of $213 during 2004 as compared to $195 during 2003. Room revenues during 2004 were $312.0 million, representing an increase of $60.6 million or 24.1% when compared to $251.4 million during 2003. The increase in room revenues was the result of an increase in the number of hotel rooms after the opening of the Venezia tower on June 26, 2003, an increase in the average daily room rate and a slight increase in room occupancy from 96.0% to 97.0% in 2003 and 2004, respectively.

Food and beverage revenues were $121.6 million during 2004, representing an increase of $41.4 million or 51.6% compared to $80.2 million for 2003. The increase was attributable to the additional hotel rooms, higher room occupancy, and increased banquet spaces.

Retail and other revenues increased $2.9 million or 7.3% to $42.8 million in 2004 from $39.9 million in 2003. The increase was primarily attributable to the new hotel rooms at the Venetian Casino Resort.

Operating Expenses

Variations in our operating expenses are generally based upon volume of guests staying in the hotel and utilizing the Venetian Casino Resort’s amenities, including the casino, food and beverage, spa and retail outlets. Operating expenses not related to the operations of the Venetian Casino Resort, such as corporate, pre-opening and pre-developmental expenses are not based upon guests of the Venetian Casino Resort but on strategic decisions related to new opportunities for our company such as in Macau and other jurisdictions.

The breakdown of operating expenses is as follows:

	Year Ended December 31,
	2004	2003	Percent Change
	(in thousands, except percentages)
Operating Expenses
Casino	$340,241	$128,170	165.5%
Rooms	77,249	64,819	19.2%
Food and beverage	64,176	40,177	59.7%
Retail and other	60,055	53,556	12.1%
Provision for doubtful accounts	7,959	8,084	-1.5%
General and administrative	173,088	126,134	37.2%
Corporate	126,356	10,176	1,141.7%
Rental expense	12,033	10,128	18.8%
Pre-opening and developmental expense	33,926	10,525	222.3%
Depreciation and amortization	69,432	53,859	28.9%
Loss on disposal of assets	31,649	—	—
Gain on sale of Grand Canal Shops	(417,576)	—	—

Total operating expenses	$578,588	$505,628	14.4%

The increase in operating expenses was attributable to the higher operating revenues and business volumes associated with the opening and operations of the Sands Macao, increased pre-opening and developmental expense associated with developmental activities in the United Kingdom and Macau, increased general and administrative costs, partially offset by the sale of The Grand Canal Shops mall. Development expenses in the United Kingdom primarily consisted of legal and consulting fees, travel, and preliminary design costs related to our agreements to develop and lease gaming entertainment facilities with two prominent football clubs in the United Kingdom, subject to the award of a gaming license for the applicable facility, and discussions with several others to build entertainment and gaming facilities in major cities.

Casino department expenses increased $212.1 million or 165.5% primarily as a result of the additional casino expenses related to the opening of the Sands Macao and as a result of increased slot machine volume and increased table games marketing cost at the Venetian Casino Resort. Of the $212.1 million increase in casino expenses, $157.1 million was due to the 39.0% gross win tax on casino win in Macau. We expect that future casino expenses will continue to be higher than before the opening of the Sands Macao particularly because of the higher gross win tax. Despite the higher gross win tax, casino operating margins at the Sands Macao are similar to those at the Venetian Casino Resort primarily because of lower labor, marketing and sales expenses in Macau. Room department expense increased $12.4 million or 19.2% as a result of slightly higher room occupancy costs. Food and beverage expense increased $24.0 million or 59.7% as a result of increased food and beverage sales at the Venetian Casino Resort and the opening of the Sands Macao. General and administrative cost increased $47.0 million or 37.2% primarily as the result of the opening of the Sands Macao and increased utility costs, legal expenses, management bonus program and property taxes at the Venetian Casino Resort.

Pre-opening and developmental expense was $33.9 million for the twelve months ended December 31, 2004, representing an increase of $23.4 million or 222.3% compared to $10.5 million for the twelve months ended December 31, 2003. The increase was primarily a result of our developmental activities in Macau and the United Kingdom.

Depreciation and amortization expense increased from $53.9 million in 2003 to $69.4 million during 2004. As the result of placing into service the Venezia tower at the Venetian Casino Resort and the Sands Macao.

Corporate expenses increased $116.2 million, primarily as a result of the payment of incentive payments of $63.2 million to certain of our executives in July 2004 paid from the Phase II Mall Subsidiary and $49.2 million of stock-based compensation expense resulting from the grant of 3,052,460 stock options with an exercise price of $5.64 per share during July 2004. The fair value of the common stock at the dates of grant for these stock options was originally estimated by management based principally upon a May 31, 2004 valuation of the fair value of the common stock of the Company by an unaffiliated valuation specialist. We did not deem it necessary to obtain an additional third party valuation at the time of the option grants in July because we had already received an independent valuation as of a date (May 31) very close in time to the option grant dates. However, in retrospective review and given the proximity of the July 2004 grant dates to our initial public offering date, we believed at the time we prepared our third quarter financial statements that the fair value of the common stock of $21.77 per share, based upon the mid-point of a preliminary estimated range for the proposed valuation in connection with our initial public offering, was the best estimate of the fair value of the common stock underlying the options at their date of grant. As a result, the intrinsic value of the 3,052,460 fully vested options granted during the year ended December 31, 2004 of $49.2 million ($16.13 per share) was recorded as corporate expense. The principal factors used to determine the mid-point of the preliminary estimated range of the shares sold in our initial public offering were (i) the projections of our three operating properties, the Venetian Casino Resort, the Sands Macao and the Sands Expo Center, and two future projects, the Macau Venetian Casino Resort and the Palazzo Casino Resort, (ii) the trading multiples of gaming, hospitality and other leisure industry companies and (iii) discount rates appropriate for comparable projects. The preliminary estimated mid-point of the range of $21.77 per share was updated to be $29.00 per share in conformity with the final price per share for the initial public offering of our common stock. Such update for the finial price had no impact on the compensation expense charge previously taken by us.

Fixed payment obligations (rent expense) primarily related to the HVAC Plant for 2004 were $12.0 million, including $9.9 million for the Venetian Casino Resort, $0.8 million for the Sands Expo Center, $0.5 million for the Sands Macao and $0.8 million for The Grand Canal Shops mall. Fixed payment obligations were $10.1 million during 2003, including $7.6 million for the Venetian Casino Resort, and $2.5 million for The Grand Canal Shops mall.

Interest Expense

The following table summarizes information related to interest expense on long-term debt:

	Year Ended December 31,
	2004	2003
	(in thousands, except percentages)
Interest cost	$142,678	$128,082
Less: Capitalized interest	(4,601)	(5,640)

Interest expense, net	$138,077	$122,442

Cash paid for interest, net of amounts capitalized	$128,641	$118,030
Average total debt balance	$1,620,134	$1,465,908
Weighted average interest rate	7.4%	8.4%

Interest expense net of amounts capitalized was $138.1 million for 2004, compared to $122.4 million in 2003. Of the net interest expense incurred during 2004, $120.3 million was related to the Venetian Casino Resort (excluding The Grand Canal Shops mall), $2.7 million was related to The Grand Canal Shops mall, $7.0 million for the Sands Expo Center and $8.1 million was related to the Sands Macao. The increase in interest expense was attributable to increased borrowings associated with the construction of the Sands Macao and the Palazzo Casino Resort in Las Vegas.

Interest income was $7.7 million and $2.1 million for the years ended December 31, 2004 and 2003, respectively. The increase was due to an increase in cash balances, a portion of which resulted from the completion of the initial public offering in December 2004.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

Operating Revenues

The breakdown of our net revenues is as follows:

	Year Ended December 31,
	2003	2002	Percent Change
	(in thousands, except percentages)
Net Revenues
Casino	$272,804	$256,484	6.4%
Rooms	251,397	206,706	21.6%
Food and beverage	80,207	67,645	18.6%
Sands Expo Center	52,960	54,314	-2.5%
Grand Canal Shops	39,374	36,493	7.9%
Retail	8,623	8,030	7.4%
Other	31,245	27,872	12.1%

	$736,610	$657,544	12.0%
Less—Promotional Allowances	(44,856)	(34,208)	31.1%

Total net revenues	$691,754	$623,336	11.0%

Consolidated net revenues in 2003 were $691.8 million, representing an increase of $68.4 million or 11.0% when compared with $623.3 million of consolidated net revenues during 2002. The increase in net revenues was due to:

•	an increase of casino revenue of $16.3 million, primarily as a result of increased table game and slot machine revenue due to the addition of 1,013 new hotel rooms at the Venetian Casino Resort during June 2003. We do not think this increase is a trend because it was related to the addition of hotel room capacity. Until the opening of the Palazzo Casino Resort, future increases will more closely track visitor growth to Las Vegas and growth in the number of convention and trade show attendees at the Venetian Casino Resort;

•	an increase in room revenue of $44.7 million as a result of adding an additional 1,013 new hotel rooms during June 2003 as part of the Phase IA addition project, an increase in average daily hotel room rates and a slight increase in hotel room occupancy;

•	an increase in food and beverage revenue of $12.6 million from the additional rooms and the associated increased banquet revenues; and

•	an increase in other revenues to $132.2 million during 2003 as compared to $126.7 million during 2002.

Casino revenues were $272.8 million in the year ended December 31, 2003, an increase of $16.3 million or 6.4% from 2002. The increase was attributable to several factors, including that the slot handle (volume) at the Venetian Casino Resort in 2003 increased to $1.902 billion from $1.658 billion during 2002, primarily as a result of adding 1,013 new hotel rooms (slot machine win percentage as a percentage of slot handle was within a normal range during 2003 and 2002); offset by more stringent table games marketing parameters during 2003 that resulted in decreased table games volume. We use marketing parameters to determine to whom we extend invitations and discounts and complimentaries to participate in table games. We extend invitations, discounts, and complimentaries after considering marketing parameters such as past history with us and collection history at other casinos, other research as to credit worthiness, such as credit rating agencies and bank accounts as well as the length of time a customer is expected to play at the casino during any one visit, the type of game played, the customer’s previous gaming history with the casino and the customer’s skill level. In 2003, we made our table games marketing parameters more stringent to reduce lower margin table game business. Table games drop

(volume) decreased to $829.0 million in 2003 from $867.3 million during 2002. Table game win as a percentage of table games drop was within a normal range during both 2003 and 2002 (table games and slot machine win percentage is reasonably predictable over time, but may vary considerably during shorter periods).

The Venetian Casino Resort maintained an average daily room rate of $204 in 2003 as compared to $196 in 2002. The Venetian Casino Resort generated revenue per available room of $195 during 2003 as compared to $187 during 2002. Room revenues during 2003 were $251.4 million, representing an increase of $44.7 million or 21.6% when compared to $206.7 million during 2002. The increase in room revenues was the result of an increase in the number of hotel rooms, after the opening of the Venezia tower on June 26, 2003, an increase in the average daily room rate and a slight increase in room occupancy from 95.6% to 96.0% in 2002 and 2003, respectively.

Food and beverage revenues were $80.2 million during 2003, representing an increase of $12.6 million or 18.6% compared to $67.6 million for 2002. The increase was attributable to the additional hotel rooms and higher room occupancy.

The Sands Expo Center revenues were $53.0 million during 2003, compared to $54.3 million during 2002.

The Grand Canal Shops mall revenues were $39.4 million during 2003, compared to $36.5 million during 2002. The 7.9% increase was attributable to higher foot traffic, additional tenants and increased proceeds from rents calculated on tenant gross revenues.

Retail and other revenues increased $4.0 million or 11.1% to $39.9 million in 2003 from $35.9 million in 2002. The increase was primarily attributable to the new hotel rooms.

Operating Expenses

Variations in our operating expenses are generally based upon volume of guests staying in the hotel and utilizing the Venetian Casino Resort’s amenities, including the casino, food and beverage, spa and retail outlets. Operating expenses not related to the operations of the Venetian Casino Resort, such as corporate, pre-opening and pre-developmental expenses are not based upon guests of the Venetian Casino Resort but on strategic decisions as to new opportunities for our company such as in Macau.

The breakdown of operating expenses is as follows:

	Year Ended December 31,
	2003	2002	Percent Change
	(in thousands, except percentages)
Operating Expenses
Casino	$128,170	$118,843	7.8%
Rooms	64,819	53,435	21.3%
Food and beverage	40,177	35,144	14.3%
Retail and other	53,556	51,332	4.3%
Provision for doubtful accounts	8,084	21,393	-62.2%
General and administrative	126,134	112,913	11.7%
Corporate	10,176	10,114	0.6%
Rental expense	10,128	7,640	32.6%
Pre-opening and developmental expense	10,525	5,925	77.6%
Depreciation and amortization	53,859	46,662	15.4%

Total operating expenses	$505,628	$463,401	9.1%

Operating expenses (including pre-opening, developmental and corporate expenses) were $505.6 million during 2003, representing an increase of $42.2 million or 9.1% when compared to $463.4 million during 2002.

The increase in operating expenses was primarily attributable to higher operating revenues and business volumes in all departments of the Venetian Casino Resort due to the completion of the Phase IA addition, increased pre-opening and development expense associated with the construction of the Sands Macao and increased general and administrative costs, partially offset by a decrease in the provision for doubtful accounts. Casino department expenses increased $9.3 million or 7.8% as a result of increased slot machine volume and increased table games marketing cost. Room department expense increased $11.4 million or 21.3% as a result of the addition of 1,013 hotel rooms and slightly higher room occupancy. Food and beverage expense increased $5.0 million or 14.3% as a result of increased food and beverage sales. General and administrative cost increased $13.2 million primarily as the result of increased utility cost, legal expense, management bonus program and property taxes.

The provision for doubtful accounts was $8.1 million in 2003, representing a decrease of $13.3 million when compared to the $21.4 million increase during 2002. The decrease was primarily the result of improved collections of table games receivables during 2003 due to an improvement in the world economy since the terrorist attacks on September 11, 2001, our improved collection efforts and more stringent credit parameters. We do not believe that the improved collections of receivables represent a trend and believe that collections of receivables are significantly affected by changes in the United States and the world economy as well as other factors such as the accuracy of our risk assessment when granting credit. Net casino receivables were $28.6 million in 2003 as compared to $37.8 million in 2002. Net hotel receivables were $21.0 million in 2003 as compared to $11.9 million in 2002. The $9.1 million increase in hotel receivables was the result of the increase in the number of hotel rooms and group convention and banquet business. Hotel receivables are generally secured by credit cards or cash deposits and therefore rarely have significant allowances associated with outstanding balances.

Pre-opening and developmental expense was $10.5 million as compared to $5.9 million during 2002, an increase of $4.6 million or 77.6%. The increase was primarily as a result of our pre-development activity associated with the development of the Sands Macao and the opening of the Phase IA addition to the Venetian Casino Resort.

Fixed payment obligations (rent expense) primarily related to the HVAC plant for 2003 were $10.1 million, including $7.5 million for the Venetian Casino Resort and $2.6 million for The Grand Canal Shops mall. Fixed payment obligations were $7.6 million during 2002, including $5.2 million for the Venetian Casino Resort and $2.4 million for The Grand Canal Shops mall.

Interest Expense

The following table summarizes information related to interest expense on long-term debt:

	Year Ended December 31,
	2003	2002
	(in thousands, except percentages)
Interest cost	$128,082	$127,015
Less: Capitalized interest	(5,640)	(2,556)

Interest expense, net	$122,442	$124,459

Cash paid for interest, net of amounts capitalized	$118,030	$122,293
Average total debt balance	$1,465,908	$1,301,420
Weighted average interest rate	8.4%	9.6%

Interest expense net of amounts capitalized was $122.4 million for 2003 compared to $124.5 million in 2002. Of the net interest expense incurred during 2003, $107.3 million was related to the Venetian Casino Resort (excluding The Grand Canal Shops mall), $5.3 million was related to The Grand Canal Shops mall, $2.3 million was related to the Sands Macao and $7.5 million was related to the Sands Expo Center. The increase in interest expense was attributable to increased borrowings associated with the construction of the Phase IA addition and the Sands Macao, partially offset by decreases in interest rates on our variable rate debt and higher capitalized interest during 2003.

Interest income was $2.1 million and $3.0 million for the years ended December 31, 2003 and 2002, respectively. The decrease was due to a decline in restricted cash balances for the Phase IA addition and Sands Macao construction and declining interest rates on investments.

Liquidity and Capital Resources

Cash Flows—Summary

Our cash flows consist of the following:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2003	2002	2005	2004
	(dollars in thousands)
Net cash provided by operations	$373,369	$137,116	$86,842	$79,123	$61,300

Investing cash flows:
Proceeds from disposition of The Grand Canal Shops mall, net of transaction costs	649,568	—	—
Capital expenditures	(465,748)	(279,948)	(136,740)	(152,164)	(91,856)
Increase in restricted cash	(235,675)	(16,945)	(102,817)	(4,481)	37,587
Net (increase) decrease in notes receivable from shareholders	205	(1,433)	(680)	—	(196)

Net cash used in investing activities	(51,650)	(298,326)	(240,237)	(156,645)	(54,465)

Financing cash flows:
Proceeds from initial public offering of common stock, net of transactions costs	739,193	—	—
Dividends to shareholders	(125,027)	—	—	(21,052)	(5,003)
Exercise of stock options	11,964	—	—	—	—
Repayments of long term debt	(561,566)	(11,287)	(972,263)	(844,974)	(3,872)
Issuance of long term debt	785,000	225,470	1,241,000	552,754	10,000
Other	(29,178)	(6,663)	(74,618)	(104,493)	(188)

Net cash provided by financing activities	820,386	207,520	194,119	(417,765)	937

Net increase in cash and cash equivalents	$1,142,105	$46,310	$40,724	$(495,287)	$7,772

Cash Flows—Operating Activities

The Venetian Casino Resort’s slot machine and retail hotel rooms businesses are generally conducted on a cash basis, its table games and group hotel businesses are conducted on a cash and credit basis and its banquet business is conducted primarily on a credit basis resulting in operating cash flows being generally affected by changes in operating income and accounts receivables. The Sands Macao table games and slot machine play is currently conducted primarily on a cash basis. As of March 31, 2005, December 31, 2004 and December 31, 2003, we held unrestricted cash and cash equivalents of $799.6 million, $1.295 billion and $152.8 million, respectively. Net cash provided by operating activities for 2004 was $373.4 million, compared with $137.1 million for 2003 and $79.1 million for the first three months of 2005 compared to $61.3 million for the first three months of 2004. Factors contributing to the increase in cash flow provided by operating activities were the receipt of prepaid rent from GGP under The Grand Canal Shops mall sale agreement, positive operating results associated with the opening of the Sands Macao, an increase in the Venetian Casino Resort’s room division operating profit during 2004 as compared to 2003, and certain positive changes in our working capital assets and liabilities.

Cash Flows—Investing Activities

Capital expenditures during the first three months of 2005 were $152.2 million, of which $48.6 million was attributable to the Macao projects, $77.5 million for the Palazzo Casino Resort, with the balance having been incurred for capital expenditures at the Venetian Casino Resort and the Sands Expo Center. Capital expenditures during 2004 totaled $465.7 million, including $118.4 million on improvements and maintenance capital expenditures at the Venetian Casino Resort and the Sands Expo Center in Las Vegas; $197.8 million for the development and construction of the Sands Macao and other development activities in Macau (including the Venetian Macao Casino Resort on the Cotai Strip); and $149.5 million for the Palazzo Casino Resort.

On April 12, 2004, we entered into an agreement with GGP to sell The Grand Canal Shops mall and lease certain restaurant and other retail assets of the Venetian Casino Resort for approximately $766.0 million. The Grand Canal Shops mall sale was completed on May 17, 2004 and Las Vegas Sands Opco realized a net gain of $417.6 million in connection with the sale. We used a portion of the proceeds from the sale of The Grand Canal Shops mall to repay all of our outstanding indebtedness under our $120.0 million secured mall facility, repurchase $6.4 million in principal amount of the outstanding 11% mortgage notes pursuant to an asset sale offer, make a tax distribution of $100.0 million to our stockholders and make incentive payments of $63.2 million to our executive officers, Messrs. Adelson, Weidner, Stone and Goldstein. Under GAAP, we deferred a portion of the gain from the sale of The Grand Canal Shops mall. First, we deferred $109.2 million of the gain from the transaction deemed prepaid operating lease payments. This deferral related to 19 spaces currently occupied by various tenants and which we leased to GGP for an annual rent of one dollar per year under an 89-year operating lease. GGP assumed, and is entitled to rent payments under, the tenant leases for these 19 spaces. This deferred amount is amortized over the 89-year lease term on a straight-line basis. Second, we deferred $77.2 million, which constitutes the estimated net present value of payments we make to GGP under three lease back arrangements.

We held restricted cash balances of $382.0 million as of March 31, 2005. Of this amount, $360.4 million was held in restricted accounts and invested in cash or permitted investments by a disbursement agent for the lenders of the amended and restated senior secured credit facility, until required for the Palazzo Casino Resort costs under the disbursement terms of the senior secured credit facility and $21.6 million was held by an agent for the Interface mortgage loan for various reserves.

We have commenced design, demolition, and construction work for the Palazzo Casino Resort and plan to continue development work on the Palazzo Casino Resort during 2005. We currently estimate that construction will be completed in the second quarter of 2007 and that the cost to develop and construct the Palazzo Casino Resort will be approximately $1.6 billion (exclusive of land), of which the Phase II mall is expected to cost us approximately $280.0 million (exclusive of certain incentive payments to executives made in July 2004). On August 20, 2004, Las Vegas Sands Opco and Venetian Casino Resort, LLC entered into a $1.010 billion senior secured credit facility, and on September 30, 2004, our subsidiaries entered into a $250.0 million construction loan to, among other things, finance the construction costs of the Palazzo Casino Resort and the Phase II mall. On February 22, 2005 the senior secured credit facility was amended and restated in order to enhance our financial flexibility. As amended and restated, this facility provides for aggregate borrowings of up to $1.620 billion, consisting of a $1.170 billion term loan facility and a $450.0 million revolving credit facility. As of March 31, 2005, we had incurred $253.7 million in design, development and construction costs for the Palazzo Casino Resort and the Phase II mall. We expect that the development and construction of the Venetian Macao Casino Resort will require significant capital expenditures.

Cash Flows—Financing Activities

Our subsidiary Las Vegas Sands Opco paid $125.0 million of dividends during 2004, including $109.8 million representing tax distributions to shareholders of Las Vegas Sands Opco and $15.2 million of distributions from Interface Holding prior to our acquisition during July 2004.

On December 20, 2004, we issued 27,380,953 shares of our common stock in an initial public offering at an offering price of $29.00 per share. Our initial public offering resulted in net proceeds of approximately $739.2 million to us after deducting underwriting discounts and commissions and related offering expenses payable by us. Shares of our common stock are traded on the NYSE under the symbol “LVS.”

On February 10, 2005, we issued $250.0 million in a private placement of 6.375% senior notes due 2015. On February 22, 2005, we amended and restated the existing senior secured credit facility to increase borrowings by $400.0 million of additional term loans, expand its revolving credit facility from $125.0 million to $450.0 million, lower its interest costs, and revise some of its covenants to provide greater operational flexibility. As amended and restated, this facility provides for aggregate borrowings of up to $1.620 billion, consisting of a $1.170 billion term loan facility and a $450.0 million revolving credit facility. On February 1, 2005, Las Vegas Sands Opco and Venetian Casino Resort, LLC redeemed $291.1 million in aggregate principal amount of their 11% mortgage notes at a redemption price of 111% of the principal amount of the notes plus accrued and unpaid interest. We used a portion of the proceeds from our initial public offering to pay the redemption price of these notes. On February 22, 2005, we repurchased an additional $542.3 million of the outstanding 11% mortgage notes in a tender offer, and on March 24, 2005, redeemed the remaining $10.2 million. We used the $244.8 million net proceeds from the initial notes offering, $106.6 million of cash on hand and $311.7 million of term loan borrowings under the amended and restated senior secured credit facility to retire the remaining outstanding $552.5 million in aggregate principal amount of 11% mortgage notes and pay all fees and expenses associated with these transactions.

Aggregate Indebtedness and Other Known Contractual Obligations

Our total long-term indebtedness and other known contractual obligations are summarized below as of December 31, 2004:

	Payments due by Period				Total
	Less than 1 Year	1-3 Years	3-5 Years	Thereafter
	(dollars in thousands)
Long-Term Indebtedness
11% Mortgage Notes due 2010(1)	$291,140	$—	$—	$552,500	$843,640
Senior Secured Credit Facility—Term B(2)	—	4,988	13,300	646,712	665,000
FF&E Credit Facility(3)	1,800	4,800	5,400	—	12,000
Venetian Macau Senior Secured Notes Tranche A(4)	7,500	30,000	37,500	—	75,000
Venetian Macau Senior Secured Notes Tranche B(4)	—	—	45,000	—	45,000
Venetian Intermediate Credit Facility(5)	—	50,000	—	—	50,000
Interface mortgage loan(6)	4,424	8,683	86,181	—	99,288

Other Contractual Obligations
HVAC Provider fixed payments(7)	6,828	13,656	10,242	—	30,726
Former Tenants(8)	2,650	1,300	1,300	9,390	14,640
Employment Agreements	4,465	8,805	7,930	—	21,200
Macau subsidiary land lease(9)	2,830	5,817	1,691	2,762	13,100
Mall Leases(10)	7,660	15,320	15,320	154,560	192,860
Macau Fixed Gaming Tax(11)	9,100	18,200	18,200	104,650	150,150
Macau Subsidiary Operating Leases	2,966	1,783	412	—	5,161

Total	$341,363	$163,352	$242,476	$1,470,574	$2,217,765

(1)

On February 1, 2005, Las Vegas Sands Opco and Venetian Casino Resort, LLC redeemed $291.1 million in aggregate principal amount of their 11% mortgage notes at a redemption price of 111% of the principal amount of the notes plus accrued and unpaid interest. We used a portion of the proceeds from our initial public offering to pay the redemption price of these notes. On February 22, 2005, we repurchased an additional $542.3 million of the outstanding 11% mortgage notes in a tender offer, and on March 24, 2005, redeemed the remaining $10.2 million. We used proceeds from the offering of $250.0 million in aggregate principal amount of initial notes and borrowings under the amended and restated senior secured credit facility to pay the repurchase and redemption price for these 11% mortgage notes.
(2)	The senior secured credit facility prior to its amendment and restatement in February 2005 consisted of (a) a $115.0 million term loan A, which has a delayed draw period up to February 20, 2006, (b) a $770.0 million term loan B, of which $105.0 million has a delayed draw period up to February 20, 2005 and (c) a $125.0 million revolving credit facility. At December 31, 2004, the only amounts borrowed under that facility were $665.0 million under the term loan B, of which $290.0 million was used to pay the prior senior secured credit facility, $1.0 million was used to pay accrued interest and $19.5 million was used to pay transaction costs, and $354.5 million was deposited into a restricted cash account to pay for certain development and construction costs of the Palazzo Casino Resort. The term loan B was to mature June 15, 2011 and was subject to quarterly amortization payments commencing on the first quarter after substantial completion of the Palazzo Casino Resort. In addition, $60.0 million of letters of credit were outstanding as of December 31, 2004, which reduces the amount available for borrowing under the revolving facility. We amended and restated this senior secured credit facility in February 2005 to provide for aggregate borrowings of up to $1.620 billion, consisting of a $1.170 billion term loan facility and a $450.0 million revolving credit facility.
(3)	The $15.0 million FF&E credit facility will mature on July 1, 2008 and is subject to quarterly amortization payments.
(4)	The Venetian Macau senior secured notes tranche A and the Venetian Macau senior secured notes tranche B were redeemed on May 23, 2005 at 100% of their principal amounts plus accrued and unpaid interest to the date of redemption.
(5)	The Venetian Intermediate credit facility will mature on March 27, 2006, with no amortization.
(6)	Principal payments will increase should Interface Group-Nevada achieve certain cash flow levels as defined in the loan agreement. The Interface mortgage loan will mature on February 10, 2009 if renewal options are exercised with monthly amortization payments.
(7)	We are party to a services agreement with a third party for HVAC services for the Venetian Casino Resort. The total remaining payment obligation under this arrangement was $30.7 million as of December 31, 2004, payable in equal monthly installments through July 1, 2009. We have the right to terminate the agreement based upon the failure of the HVAC provider under this agreement to provide HVAC services. Upon the sale of the Grand Canal Shops mall on May 17, 2004, GGP assumed the responsibility for $1.6 million of annual payments to this HVAC provider.
(8)	We are party to tenant lease termination and asset purchase agreements. The total remaining payment obligations under these arrangements was $14.6 million as of December 31, 2004. Under the agreement for the Grand Canal Shops mall sale, we are obligated to fulfill the lease termination and asset purchase agreements.
(9)	Venetian Macau is party to a long-term land lease of 25 years. The total remaining payment obligation under this lease is $13.1 million as of December 31, 2004.
(10)	We are party to certain leaseback agreements for the showroom, gondola and certain office space related to the Grand Canal Shops mall sale. The total remaining payments due as of December 31, 2004 is $192.9 million.
(11)	We are required to pay an annual fixed gaming tax of $9.1 million per year to the government of Macau through the termination of the gaming concession.

Our total long-term indebtedness and other known contractual obligations are summarized below as of March 31, 2005:

	Payments due by Period				Total
	Less than 1 Year	1-3 Years	3-5 Years	Thereafter
	(dollars in thousands)
Long-Term Debt Obligations
Senior Secured Credit Facility—Term B(1)	$—	$7,500	$15,000	$947,500	$970,000
FF&E Credit Facility(2)	2,400	4,800	4,800	—	12,000
Venetian Macao Senior Secured Notes Tranche A(3)	7,500	30,000	37,500	—	75,000
Venetian Macao Senior Secured Notes Tranche B(3)	—	—	45,000	—	45,000
Venetian Intermediate Credit Facility(4)	50,000	—	—	—	50,000
Interface mortgage loan(5)	4,133	8,820	85,002	—	97,955
6.375% Senior Notes	—	—	—	247,754	247,754
Fixed interest payments	15,938	31,876	31,876	79,690	159,380
Variable interest payments(6)	61,236	119,998	101,216	56,372	338,822

Contractual Obligations
HVAC Provider fixed payments(7)	6,828	13,656	8,535	—	29,019
Former Tenants(8)	650	1,300	1,300	8,927	12,177
Employment Agreements(9)	4,465	8,805	6,814	—	20,084
Macao subsidiary land lease(10)	2,800	5,756	1,673	2,694	12,923
Mall Leases(11)	7,660	15,320	15,320	152,645	190,945
Macao Fixed Gaming Tax(12)	9,100	18,200	18,200	102,375	147,875
Macao Subsidiary Operating Leases	2,129	1,754	245	—	4,128

Total	$174,839	$267,785	$372,481	$1,597,957	$2,413,062

(1)	The senior secured credit facility was amended and restated on February 22, 2005 and consists of (a) a $970.0 million term loan B, (b) a $200.0 million Term B Delayed Draw Facility that has a delayed draw period up to August 22, 2005 and (c) a $450.0 million revolving credit facility. At March 31, 2005, the only amounts borrowed under that facility were $970.0 million under the term loan B. The term loan B will mature June 15, 2011 and is subject to quarterly amortization payments commencing on the first quarter after substantial completion of the Palazzo Casino Resort. In addition, $60.0 million of letters of credit were outstanding as of March 31, 2005, which reduces the amount available for borrowing under the revolving facility.
(2)	The $15.0 million FF&E credit facility will mature on July 1, 2008 and is subject to quarterly amortization payments.
(3)	The Venetian Macau senior secured notes tranche A and the Venetian Macau senior secured notes tranche B were redeemed on May 23, 2005 at 100% of their principal amounts plus accrued and unpaid interest to the date of redemption.
(4)	The Venetian Intermediate credit facility will mature on March 27, 2006, with no amortization.
(5)	Principal payments will increase should Interface Group-Nevada achieve certain cash flow levels as defined in the loan agreement. The Interface mortgage loan will mature on February 10, 2009 if renewal options are exercised with monthly amortization payments.
(6)	Based on March 31, 2005 LIBOR rates of 3.06% plus the applicable interest rate spread per the respective debt agreements.
(7)

We are party to a services agreement with a third party for HVAC services for the Venetian Casino Resort. The total remaining payment obligation under this arrangement was $29.0 million as of March 31, 2005, payable in equal monthly installments through July 1, 2009. We have the right to terminate the agreement based upon the failure of the HVAC provider under this agreement to provide HVAC services. Upon the sale of The Grand Canal Shops mall on May 17, 2004, GGP assumed the responsibility for $1.6 million of annual payments to this HVAC provider.

(8)	We are party to tenant lease termination and asset purchase agreements. The total remaining payment obligations under these arrangements was $12.2 million as of March 31, 2005. Under the agreement for The Grand Canal Shops mall sale, we are obligated to fulfill the lease termination and asset purchase agreements.
(9)	We are party to employment agreements with six of our senior executive, with terms of three to five years.
(10)	Venetian Macau is party to a long-term land lease of 25 years. The total remaining payment obligation under this lease is $12.9 million as of March 31, 2005.
(11)	We are party to certain leaseback agreements for the showroom, gondola and certain office space related to The Grand Canal Shops mall sale. The total remaining payments due as of March 31, 2005 is $190.9 million.
(12)	In addition to the 39.0% gross gaming win tax in Macau (which is not included in this table as the amount we pay is variable in nature), we are required to pay an annual fixed gaming tax of $9.1 million per year to the government of Macau through the termination of the gaming concession.

In addition, under the terms of our subconcession agreement, we are obligated to make investments of at least 4.4 billion patacas (approximately $547.7 million at exchange rates in effect on March 31, 2005) in various development projects in Macau by June 2009. We had made investments of approximately 2.18 billion patacas (approximately $271.4 million at exchange rates in effect on March 31, 2005) as of March 31, 2005 in satisfaction of these obligations.

Pursuant to a recently entered into contribution agreement with Bethworks Now, LLC for the Bethlehem, Pennsylvania development, we (a) paid approximately $2.25 million to Bethworks to partially reimburse Bethworks for property-related expenses during 2004, (b) are required to pay all operating expenses of the property, which is expected to be approximately $1.0 million per year and (c) are required to make an additional $2.0 million payment to Bethworks when and if a gaming license for the Bethlehem property is obtained. See “—Business—Other Business Opportunities.”

Off-Balance Sheet Arrangements

During 1997, we entered into off-balance sheet arrangements with the HVAC provider. Under the terms of these energy service agreements, we will purchase HVAC energy and services over initial terms expiring in 2009 with an option to collectively extend the terms of these agreements for two consecutive five-year periods. We have fixed payments obligations due during the next twelve months of $6.8 million under the energy services agreements with the HVAC provider. The total remaining payment obligations under these arrangements were $29.0 million as of March 31, 2005, payable in equal monthly installments through July 1, 2009. We have the right to terminate the agreement based upon the failure of the HVAC provider to provide HVAC services. Upon the sale of The Grand Canal Shops mall on May 17, 2004, GGP assumed the responsibility for $1.6 million of annual payments to the HVAC provider. We have no other off-balance sheet arrangements.

Capital and Liquidity

We expect to fund our operations, capital expenditures (other than the Sands Macao construction, the Palazzo Casino Resort, Venetian Macao Casino Resort and related Cotai Strip infrastructure development and construction costs) and debt service requirements from existing cash balances, operating cash flow, borrowings under our revolving facility and additional borrowings expected to be incurred by our Macau subsidiaries. In addition to having all of the $200.0 million term loan B delayed draw facility available, we have a $450.0 million revolving facility available for working capital needs of which $390.0 million was available, as of March 31, 2005.

On December 20, 2004, we issued 27,380,953 shares of our common stock in our initial public offering at an offering price of $29.00 per share, resulting in proceeds of approximately $738.7 million to us after deducting underwriting discounts and commissions and related offering expenses payable by us. We used a portion of these net proceeds to pay the redemption price of the $291.1 million in aggregate principal amount of the 11% mortgage notes (plus premiums and accrued interested of $36.2 million), which we redeemed on February 1, 2005. We intend to use the remaining net proceeds from our initial public offering for working capital purposes and other general corporate purposes, which may include for the construction of the Palazzo Casino Resort and our Macau projects.

On May 17, 2004, we consummated the sale of The Grand Canal Shops mall pursuant to which we received approximately $766.0 million of cash proceeds. We used a portion of these proceeds to repay in full the $120.0 million of indebtedness under our prior secured mall facility, make a $100.0 million tax distribution to stockholders, make a $63.2 million one time incentive payment to key executives and repurchase $6.4 million in aggregate principal amount of 11% mortgage notes pursuant to an asset sale offer. We expect to use the remaining proceeds for general corporate purposes, including for the construction of the Palazzo Casino Resort.

In order to finance the construction of the Palazzo Casino Resort and the Phase II mall, subsidiaries of the Company entered into a $1.010 billion senior secured credit facility and into a $250.0 million construction loan facility. We drew down $665.0 million under the senior secured credit facility’s tranche B term loan on August 20, 2004 to repay $290.0 million of indebtedness under the prior senior secured credit facility and to fund expenses related to the Palazzo Casino Resort and the Phase II mall. The remaining $354.5 million of borrowings under the tranche B term loan were placed in escrow. The Phase II mall construction loan facility allows our subsidiaries to borrow up to $250.0 million on a senior secured delayed draw basis to fund a portion of the Phase II mall construction costs.

On February 10, 2005, we issued $250.0 million in a private placement of initial notes due 2015. On February 22, 2005, we amended and restated the senior secured credit facility to increase borrowings by $400.0 million of additional term loans, expand the revolving credit facility from $125.0 million to $450.0 million, lower interest costs, and revise some of the covenants to provide greater operational flexibility. As amended and restated, this facility provides for aggregate borrowings of up to $1.620 billion, consisting of a $1.170 billion term loan facility and a $450.0 million revolving credit facility. The amended and restated senior secured credit facility also terminated the delayed-draw term A loan facility. On February 1, 2005, Las Vegas Sands Opco and Venetian Casino Resort, LLC redeemed $291.1 million in aggregate principal amount of their 11% mortgage notes at a redemption price of 111% of the principal amount of the notes plus accrued and unpaid interest. We used a portion of the proceeds from our initial public offering to pay the redemption price of these notes. On February 22, 2005, we repurchased an additional $542.3 million of the outstanding 11% mortgage notes in a tender offer, and on March 24, 2005, redeemed the remaining $10.2 million. We used the $244.8 million net proceeds from the initial notes offering, $106.6 million of cash on hand and $311.7 million of term loan borrowings under the amended and restated senior secured credit facility to retire the remaining outstanding $552.5 million in aggregate principal amount of 11% mortgage notes and pay all fees and expenses associated with these transactions. As of March 31, 2005, assuming all term borrowings under the amended and restated senior secured credit facility and the Phase II mall construction loan had been fully drawn, we would have had approximately $1.949 billion of indebtedness outstanding. We would also have had approximately $390.0 million of borrowing availability under the revolving facility. See note 15—“Subsequent Events” to our consolidated financial statements included elsewhere in this prospectus.

On May 23, 2005, Venetian Macau Finance Company redeemed $120 million in aggregate principal amount of the outstanding Venetian Macau floating rate senior secured notes using cash on hand.

As of March 31, 2005, we had $799.6 million in cash and cash equivalents (including $382.0 million in restricted cash for the Palazzo Casino Resort, and the Sands Expo Center). Of this amount, $360.4 million was held in restricted accounts. The use of these funds and the funding of loans under the amended and restated senior secured credit facility and the Phase II mall construction loan are subject to significant conditions, including:

•	using the remaining proceeds from the sale of The Grand Canal Shops mall and operating cash flow in an aggregate amount of $552.0 million for construction costs before any borrowings under the amended and restated senior secured credit facility are used for construction costs, and a cash equity investment of approximately $25.0 million before any borrowings under the Phase II mall construction loan are used;

•	having sufficient funds available so that construction costs of the Palazzo Casino Resort are “in balance” for purposes of the debt instruments; and

•	obtaining various consents and other agreements from third parties, including trade contractors and GGP; and other customary conditions.

We currently estimate that the cost for the Venetian Macao Casino Resort will be approximately $1.8 billion and that we will need to arrange additional debt financing to finance these costs.

Litigation Contingencies and Available Resources

Las Vegas Sands Opco is a party to certain litigation matters and claims related to the construction of the Venetian Casino Resort and subject to a $42.0 million net verdict along with interest and costs of $38.5 million to Lehrer McGovern Bovis, Inc., the construction manager of the Venetian Casino Resort, subject to adjustments based on the outcome of remaining arbitration and various appeals. We are also subject to verdicts with interest and costs of $15.2 million to certain sub-contractors of Bovis arising from the same matter, which amounts, if paid, we believe will be offset against the net verdict and costs awarded to Bovis, subject to certain expectations. We are also involved in other litigation including, without limitation, with Richard Suen and Round Square Company Limited. If we are required to pay any of the construction manager’s verdict or contested construction costs that are not covered by our insurance policy, including the sub-contractor awards, under the Bovis matter, or pay any amounts under any of our other litigation, we may use cash from the following sources to fund such costs:

•	borrowings under the revolving facility of Las Vegas Sands Opco’s amended and restated senior secured credit facility;

•	cash on hand;

•	additional debt or equity financing; and

•	operating cash flow.

See note 12—“Commitments and Contingencies” to our consolidated financial statements included elsewhere in this prospectus.

Dividends

Our subsidiary Las Vegas Sands Opco declared and accrued dividends of $144.2 million in 2004 and $4.2 million during 2003. These dividends included $129.0 million and $4.2 million of tax distributions to shareholders during 2004 and 2003, respectively. The tax distributions were permitted under existing debt instruments while Las Vegas Sands Opco was a subchapter S corporation. As a result of the conversion to a taxable “C” corporation for income tax purposes, Las Vegas Sands Opco no longer makes such tax distributions. These dividends also included the distribution immediately prior to the July 29, 2004 acquisition of Interface

Holding by the Company, of approximately $15.2 million to our principal shareholder who was also principal shareholder of Interface Holding at the time. The distribution was comprised of $12.9 million of cash, $1.9 million of receivables due from the shareholder and $0.4 million of certain fixed and other assets.

Restrictions on Distributions

We are a parent company with limited business operations. Our main asset is the stock of our subsidiaries. The debt instruments of Las Vegas Sands Opco contain significant restrictions on the payment of dividends and distributions to us by Las Vegas Sands Opco. In particular, the amended and restated senior secured credit facility prohibits Las Vegas Sands Opco from paying dividends or making distributions to us, or investing in us, with limited exceptions. Las Vegas Sands Opco may distribute to us up to $25.0 million or $50.0 million in dividend payments in a twelve-month period after the substantial completion of the Palazzo Casino Resort, depending on whether certain financial tests are met.

In addition, the debt instruments of the Phase II Mall Subsidiary also restrict the payment of dividends and distributions to us. The Phase II mall construction loan prohibits the Phase II Mall Subsidiary from paying dividends or making distributions to us, or making investments in us, other than tax distributions and a limited basket amount.

The debt instruments of our subsidiaries also contain certain restrictions that, among other things, limit the ability of our company and/or certain subsidiaries to incur additional indebtedness, issue disqualified stock or equity interests, pay dividends or make other distributions, repurchase equity interests or certain indebtedness, create certain liens, enter into certain transactions with affiliates, enter into certain mergers or consolidations or sell our assets of our company without prior approval of the lenders or noteholders. Financial covenants included in the amended and restated senior secured credit facility include a minimum interest coverage ratio, a maximum leverage ratio, a minimum net worth covenant and maximum capital expenditure limitations. See note 7—“Long-Term Debt” to our consolidated financial statements included elsewhere in this prospectus.

Inflation

We believe that inflation and changing prices have not had a material impact on our net sales, revenues or income from continuing operations during the past year.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is interest rate risk associated with our long-term debt. We attempt to manage our interest rate risk by managing the mix of our long-term fixed-rate borrowings and variable rate borrowings, and by use of interest rate cap agreements. The ability to enter into interest rate cap agreements allows us to manage our interest rate risk associated with our variable rate debt. We do not hold or issue financial instruments for trading purposes and do not enter into derivative transactions that would be considered speculative positions. Our derivative financial instruments consist exclusively of interest rate cap agreements, which do not qualify for hedge accounting. Interest differentials resulting from these agreements are recorded on an accrual basis as an adjustment to interest expense.

To manage exposure to counterparty credit risk in interest rate cap agreements, we enter into agreements with highly rated institutions that can be expected to fully perform under the terms of such agreements. Frequently, these institutions are also members of the bank group providing our credit facility, which management believes further minimizes the risk of nonperformance.

The table below provides information about our financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents notional amounts and weighted average interest rates by contractual maturity dates for the twelve month periods ended March 31:

	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value(1)
	(dollars in millions)
LIABILITIES
Short-term debt
Variable rate	$64.0	—	—	—	—	—	$64.0	$64.0
Average interest rate(2)	4.9%	—	—	—	—	—	4.9%	4.9%
Long-term debt
Fixed rate	—	—	—	—	—	247.7	247.7	247.7
Average interest rate(2)	—	—	—	—	—	6.4%	6.4%	6.4%
Variable rate	—	17.9	33.3	179.8	7.5	947.5	1,186.0	1,186.0
Average interest rate(2)	—	5.0%	5.0%	4.6%	4.8%	4.8%	4.8%	4.8%
Cap Agreement(3)	—	—	—	.2	—	—	.2	.2
Average Interest rate	—	—	—	—	—	—	—	—

(1)	The fair values are based on the borrowing rates currently available for debt instruments with similar terms and maturities and market quotes of our publicly traded debt.
(2)	Based upon contractual interest rates for fixed rate indebtedness or current LIBOR rates for variable rate indebtedness.
(3)	As of March 31, 2005, we have one interest rate cap agreement with a fair value of $0.2 million based on a quoted market value from the institution holding the agreement.

Borrowings under the amended and restated senior secured credit facility bear interest at our election at either LIBOR plus 1.75% or the base rate plus 0.75% per annum, subject to downward adjustments based upon our credit rating. Borrowings under the $250.0 million construction loan facility bear interest at our election at either a base rate plus 0.75% per annum or at LIBOR plus 1.75% per annum.

Foreign currency translation gains and losses were not material to our results of operations for the three months ended March 31, 2005, but may be in future periods in relation to activity associated with our Macao subsidiaries.

We do not hedge our exposure to foreign currency.

See also “—Liquidity and Capital Resources” and note 7—“Long Term Debt” to our consolidated financial statements included elsewhere in this prospectus.

BUSINESS

Overview

We own and operate the Venetian Casino Resort and the Sands Expo Center in Las Vegas, Nevada, and the Sands Macao Casino in Macau, China. We are also in the process of developing two additional casino resorts: the Palazzo Casino Resort, which will be adjacent to and connected with the Venetian Casino Resort, and the Venetian Macao Casino Resort in Macau. We have also entered into certain agreements to develop gaming properties in the United Kingdom and Pennsylvania and are exploring other gaming entertainment opportunities in Asia, Europe, and the United States.

Our Las Vegas Properties

The Venetian Casino Resort is one of the largest and most luxurious casino resorts in the world. It is a Renaissance Venice-themed casino resort situated at one of the premier locations on the Las Vegas Strip, across from the Mirage and the Treasure Island Hotel and Casino and next to the Wynn Las Vegas Resort. Since its opening, the Venetian Casino Resort has been a “must-see” destination that provides visitors with first-class accommodations, gaming, entertainment, dining, meeting facilities, and shopping at the first all-suites hotel on the Strip. This unique combination of attributes has made the Venetian Casino Resort one of the most productive properties on the Strip, having an occupancy rate of 97.0% during 2004 and 97.8% during the three months ended March 31, 2005, and an average daily room rate of $220 during 2004 and $243 during the three months ended March 31, 2005.

We opened the first phase of the Venetian Casino Resort in May 1999, which originally consisted of 3,036 suites though the number of suites was reduced over time to 3,014 based on renovations and remodeling. The Venezia tower, a 1,013 hotel suite expansion of the Venetian Casino Resort, was completed and opened for business on June 26, 2003. The Venetian Casino Resort now includes a total of 4,027 suites; a gaming facility of approximately 116,000 square feet consisting of approximately 2,000 slot machines and 139 table games; and the Congress Center, a meeting and conference facility with approximately 650,000 square feet. In addition, The Grand Canal Shops mall is located within the Venetian Casino Resort and offers approximately 440,000 square feet of shopping, dining and entertainment space directly accessible from the Strip. The Grand Canal Shops mall will also connect directly to the main shopping and dining complex of the Palazzo Casino Resort, which will in turn connect through a walkover bridge to the Wynn Las Vegas Resort. In May 2004, we sold The Grand Canal Shops mall and leased certain restaurant and other retail assets of the Venetian Casino Resort to a subsidiary of GGP for approximately $766.0 million in gross proceeds. We believe that The Grand Canal Shops mall generates significant foot traffic through our facilities as a result of its premium dining, retail offerings, other attractions and amenities, such as its Venice-themed streetscapes, costumed street performers and gondola rides along the canal with singing gondoliers. In 2004, management estimates that there were over approximately 35,000 visitors per day to The Grand Canal Shops mall. The Grand Canal Shops mall includes seven restaurants, eight food court outlets, three specialty food shops and approximately 60 high- and mid-end retail stores.

The Venetian Casino Resort is connected directly to the Sands Expo Center, a premier facility and, at approximately 1.15 million square feet, one of the largest convention and trade show destinations in the United States. This direct connection to the Sands Expo Center, combined with our ability to attract and accommodate trade show and convention business with our 4,027 suites and diverse amenities, has been a key contributor to our success and the cornerstone of our convention-driven business model. Management believes that the Venetian Casino Resort and the Sands Expo Center, with 4,027 suites and a combined 1.8 million square feet of meeting and convention facilities, together comprise one of the largest hotel and meeting complexes in the world. This complex benefits from its prime location in Las Vegas, which is one of the most visited convention and trade show destinations in the United States. During 2004, approximately 5.7 million visitors attended trade shows and conventions in Las Vegas, with approximately 14.0% of these visitors attending events at the Sands Expo Center. The demand for rooms generated by visitors at our convention facilities contributed to our 97.0%

occupancy rate during 2004, including a mid-week occupancy rate of 95.5%, which compare favorably to the Las Vegas average overall occupancy rate of 88.6% and mid-week average occupancy rate of 85.8% during the same period.

In August 2004, one of our subsidiaries began construction of the Palazzo Casino Resort. Like the Venetian Casino Resort, the Palazzo Casino Resort will be situated at one of the premier locations on the Strip, on approximately 15 acres of land that we own adjacent to the Venetian Casino Resort and the Sands Expo Center, and across Sands Avenue from the Wynn Las Vegas Resort. The Palazzo Casino Resort will be a world-class luxury hotel, casino and resort and will have a design and ambience reminiscent of high-end locales such as Beverly Hills, Bel Air, and Rodeo Drive. The Palazzo Casino Resort will consist of an all-suite 50-floor luxury hotel tower with approximately 3,025 rooms; a gaming facility of approximately 105,000 square feet, consisting of approximately 1,700 slot machines and 120 table games; an enclosed shopping, dining and entertainment complex of approximately 400,000 square feet, which is expected to include approximately 80 high- and mid-end retailers; and additional meeting and conference space of approximately 450,000 square feet (which will comprise an addition to the Congress Center). Upon completion of the Palazzo Casino Resort, our combined Las Vegas meeting and convention facilities will have approximately 2.25 million gross square feet. The Palazzo Casino Resort is scheduled to open during the second quarter of 2007.

Our Macau Properties

In addition to our Las Vegas operations, one of our subsidiaries, Venetian Macau, is currently one of two subconcessionaires approved by the Macau government under one of only three government-granted concessions to operate casinos in Macau. Macau is a special administrative region of China and the only location in China that permits casino gaming. The three gaming concessionaires in Macau are Wynn Resorts (Macau) Limited, owned by the Las Vegas casino operator Wynn Resorts, Ltd., the Macau casino operator SJM and Galaxy. China currently has a population of 1.29 billion and approximately 1.0 billion people live within a three-hour flight of Macau. One of the world’s largest gaming markets with approximately $5.3 billion in gaming revenue in the twelve months ended December 31, 2004, Macau is located in a highly-populated region of the world that we believe is currently underserved by its regional gaming facilities. The government of Macau has expressed its goal of transforming Macau into the tourism destination of choice in Asia. The Chinese government has recently removed certain internal travel restrictions, allowing mainland Chinese from certain urban centers and economically developed regions to visit Macau without joining a tour group, and has also recently increased the amount of renminbi that Chinese citizens are permitted to bring into Macau. We expect tourism in Macau to continue to grow as the Chinese government continues to implement its policy of liberalizing historical restrictions on travel and currency movements. In 2004, there were approximately 16.7 million visitors to Macau according to the Macau Statistics and Census Service. We expect that these high visitation levels will drive the growth of Macau tourism and its casino market in the future.

On May 18, 2004, Venetian Macau opened a portion of the Sands Macao, the first Las Vegas-style casino to open in Macau, located at the heart of Macau’s gaming district. In 2004, the Sands Macao had 6.7 million visits. We opened the remaining initial phase of the Sands Macao during late August 2004 including the fine dining venues and the private Paiza Club facilities. We have opened the Pearl Room in space adjacent to the main lobby in the Sands Macao with 17,000 square feet of additional mass gaming space, adding 40 table games and 180 additional slot machines. The property now offers approximately 348 table games, such as baccarat, Pai Gow, Pai Gow Poker, blackjack and roulette, and approximately 860 slot machines or similar electronic gaming devices. The Sands Macao also includes numerous restaurants, a spacious Paiza Club offering services and amenities to premium customers, luxurious VIP suites and spa facilities, private VIP gaming room facilities and other high-end services and amenities. The dining venues emphasize the most popular regional cuisine and include a Cantonese restaurant, a Shanghai-style restaurant, a Macanese restaurant, a Las Vegas-style steakhouse and a Las Vegas-Style buffet. Management believes that the Sands Macao is the premier facility in the region, with a quality of construction, first-class accommodations and high-end amenities not available at competing facilities.

Venetian Macau also intends to build, own and operate under its subconcession the Venetian Macao Casino Resort, an all-suites hotel, casino and convention center complex with a Venetian style theme similar to that of our Las Vegas property, in Cotai (an area of reclaimed land between the islands of Taipei and Coloane in Macau). In connection with this development, we are sponsoring a plan for the development of a “Cotai Strip™” designed to meet the demand generated by the rapidly-growing Asian gaming market.

We have submitted to the Macau government a development plan that comprises seven resort hotel developments (including the Venetian Macao Casino Resort), to be constructed on an area of about 80 hectares (about 200 acres) in Cotai. The proposed development is currently planned to include seven hotels, exhibition and conference facilities, seven casinos (all of which we plan to operate), showrooms, shopping malls, spas, world-class restaurants and entertainment facilities and other attractions.

As the anchor property at the corner of entry to the Cotai Strip, the Venetian Macao Casino Resort is expected to include approximately 3,000 suites (with 1,500 suites fully completed at opening and another 1,500 suites to be completed at a future date depending upon market conditions and demand), 546,000 square feet of gaming facilities, 1.0 million square feet of gross retail space and 1.8 million square feet of meeting and convention facilities. The completion of the Venetian Macao Casino Resort is not dependent upon governmental approval of the Cotai development plan and construction has begun with a scheduled opening date in the second quarter of 2007.

In addition to the Venetian Macao Casino Resort, it is currently contemplated that there will be six other resort hotel developments on the Cotai Strip. One of these developments will be an approximately 400 room Four Seasons hotel and casino which will be owned, developed and constructed by Venetian Macao. This hotel will be operated by Four Seasons Hotels and Resorts under a management agreement with us and will be connected to the Venetian Macao Casino Resort. At least two other hotel developments on the Cotai Strip will be developed, constructed and financed by independent lodging companies and investor groups. We have entered into non-binding letters of intent with third-parties with respect to two of these resort hotel developments and we are negotiating the definitive, binding agreements with each of them. We are negotiating a non-binding letter of intent with another third party to develop a third hotel development. With respect to the remaining two developments on the Cotai Strip, it is undetermined whether we will own all or a portion of these developments. Regardless of the ownership structure of these remaining two developments, after construction they will be operated by international lodging chains under one of their flagship brands.

We will operate the casino and showroom in the Venetian Macao Casino Resort under our gaming subconcession and, subject to Macau government approval, we plan to lease and operate the casinos and showroom portions of each of the other hotel resort developments on the Cotai Strip. An affiliate of another Macau based casino operator has announced plans to build a casino resort adjacent to the Cotai Strip. That resort, if developed, will not be associated with us or governed by our Cotai development plan.

Other Business Opportunities

Our operations in Las Vegas and Macau provide us with a platform for worldwide growth during what we believe to be the beginning of a period of domestic and international gaming expansion. As the first Las Vegas operator to open a casino in Macau, we believe we have a “first-mover” advantage to capitalize on the growing demand for casino gaming in China and throughout Asia. We are currently exploring the possibility of operating casino resorts in certain additional Asian jurisdictions, including Singapore, Japan and Thailand. On February 28, 2005, we submitted to the government of Singapore our comments to the government’s “Request for Proposal” setting forth the procedures for an auction process for a mixed use gaming, convention and entertainment resort. On April 18, 2005, the Singapore government announced its decision to move forward with gaming legislation. The Singapore government is expected to publish formal “Request for Proposal” documents by the end of June 2005 and make a selection among bidders by the end of 2005.

We are also well-positioned to capitalize on the expansion, and are currently pursuing the operation of, casino gaming in other domestic and international jurisdictions, such as the United Kingdom, which has passed legislation allowing one Las Vegas style casino. We have entered into agreements to develop and lease gaming entertainment facilities with three prominent football clubs in the United Kingdom, subject to the award of a gaming license for the applicable facility, and are in discussions with several others to build entertainment and gaming facilities in major cities subject to the award of additional gaming licences.

On December 3, 2004, following the recent enactment of legislation legalizing slot machine gaming in Pennsylvania, our subsidiary Las Vegas Sands Opco entered into a contribution agreement with Bethworks Now, LLC. Bethworks is the current fee owner of an approximately 124 acre site located in Bethlehem, Pennsylvania. If a slot machine license under the new legislation is granted for the site, the parties intend to jointly own and develop the property for use as a casino complex and, potentially, a hotel with meeting rooms and retail, restaurant, movie theater, office and other commercial uses.

Simultaneously with the execution of the contribution agreement, Las Vegas Sands Opco paid approximately $2.25 million to Bethworks to partially reimburse Bethworks for property-related expenses previously incurred by Bethworks. Until the gaming license is obtained, Las Vegas Sands Opco will pay all ongoing operating expenses with respect to the property. When and if the license is obtained, Las Vegas Sands Opco is required to make a $2.0 million payment to Bethworks and the entire property will be contributed by Bethworks to a Bethworks-Las Vegas Sands Opco subsidiary joint venture.

The Bethlehem development is subject to a number of conditions, including obtaining the gaming license.

Business and Marketing Strategy

Our primary business objective is to become the leading worldwide operator of premium destination casino resorts and uniquely branded gaming entertainment properties in order to drive superior returns on invested capital, increase asset value and maximize value for our stockholders. We intend to meet this objective by leveraging the premium character and quality of our existing casino resort offerings, the success of our unique convention-driven business model, our “first-mover” advantage in Asia, the size and scale of our broad-based international operations and the experience of our management team in developing and operating large, profitable properties worldwide. Accordingly, we have developed distinct but inter-related strategies for our Las Vegas operations and our global expansion plan.

Las Vegas Strategy

To implement this strategy in Las Vegas, we intend to:

•	expand on our operation of uniquely-themed “must-see” destination resorts facilities in Las Vegas;

•	drive hotel occupancy and casino use, especially during mid-week periods, through the link to our Sands Expo Center and Congress Center;

•	capture superior hotel room rates through a differentiated all-suites product;

•	cater to a higher-budget hotel customer mix by offering a unique combination of exceptional hospitality, restaurant, shopping and gaming facilities;

•	leverage our premium co-branding strategy to drive revenues across our facilities;

•	target and attract high-end gaming clientele; and

•	capture operating efficiencies through coordinated management of several interconnected facilities within a single complex.

Expand on our operation of uniquely-themed “must-see” destination resort facilities in Las Vegas. Centrally located at the heart of the Strip, across from the Mirage and the Treasure Island Hotel and Casino, next to the Wynn Las Vegas Resort and adjacent to our approximately 1.15 million square foot Sands Expo Center, our resort facility complex is unlike any other in the world. We believe that our prime location and the upscale design and Renaissance-Venice theming of the Venetian Casino Resort represent a compelling, “must-see” Las Vegas offering that attracts visitors to our facilities. Through our combination of all-suites hotel rooms, first-class amenities, vast meeting spaces, world-class retail shops and signature restaurants, we are able to provide our customers with a comprehensive set of products and services at a scale and of a quality that differentiate us from our competitors. The Venezia tower addition, completed in June 2003, proved that the Venetian strategy can be successfully extended; despite adding over 1,000 rooms, facility-wide occupancy and average daily room rates increased following the addition. The Palazzo Casino Resort, with its 3,025 all-suites hotel rooms, 105,000 square foot gaming floor, 400,000 square foot enclosed retail and entertainment facility having first-class shopping and dining attractions, and 450,000 square feet of meeting space (which will comprise an addition to the Congress Center), will further expand upon this strategy. We believe that the high-end amenities and first-class offerings at the Palazzo Casino Resort will complement our Venetian offerings by generating additional demand for our Las Vegas product and further differentiate us from our competitors. At the same time, the Palazzo Casino Resort will stand on its own as a “must-see” destination with design elements reminiscent of high-end locales such as Beverly Hills, Bel Air and Rodeo Drive.

Drive hotel occupancy and casino use, especially during mid-week periods, through the link to our Sands Expo Center and Congress Center. Management believes that the Venetian Casino Resort’s all-suites product and premium amenities appeal to the high-budget and weekend leisure market segments, as well as travelers traveling without a group, who we refer to as free and independent travelers in this prospectus. Moreover, the Venetian Casino Resort is the first themed entertainment resort in Las Vegas designed specifically to accommodate large-scale trade shows, conventions, conferences and meetings. During mid-week periods, these events often generate more room night demand than the Venetian Casino Resort can accommodate during certain periods of time. Moreover, these events generate significant additional non-hotel foot traffic, which drives incremental casino, food and beverage and other revenues. Accordingly, the Sands Expo Center and the Congress Center help drive recurring, predictable demand for our casino offerings as well as mid-week room nights. The Venetian Casino Resort had a mid-week average occupancy rate of 95.5% in 2004 (compared to an 85.8% mid-week average occupancy rate for Las Vegas during that period) due in large part to our trade show and convention-driven business model. We believe that the Palazzo Casino Resort with its 3,025 all-suites rooms will allow us to expand upon this strategy by capturing a larger percentage of excess room night demand generated by trade shows, conventions, conferences and meetings taking place at both the Sands Expo Center and the Congress Center. We also expect further convention business to be generated by our Congress Center, which was recently increased by 150,000 square feet as part of our Venezia expansion and which will be increased again by another 450,000 square feet in conjunction with the construction of the Palazzo Casino Resort.

Capture superior hotel room rates through a differentiated all-suites product. The Venetian hotel, with typical suite sizes ranging from approximately 655 square feet to 735 square feet, was the first all-suites product on the Strip and provides first-class services and high-end resort facilities. As a result, the Venetian hotel has been recognized numerous times for the excellence of its offerings. The Venetian Resort Hotel Casino is a multiple recipient of AAA’s Four Diamond Award, including in 2001, 2003 and 2004. In addition, The Venetian Casino Resort has been named as one of the “Top 100 Hotels in the World,” by Travel & Leisure, “Top 50 Hotels in North America” and “Best of the Best,” by Condé Nast Traveler, “Best Resort Hotel-Casino” by Opulence, and among the “Ultimate 10 Hotels in the World” by The Learning Channel. It has also received Meetings and Conventions Magazine’s prestigious “Gold Key Award” and Corporate and Incentive Travel Magazine’s “Award of Excellence.” While the Palazzo hotel will also offer an all-suites product and first-class amenities that will be comparable to those offered at the Venetian hotel, the average room size will be even larger than at the Venetian. We believe that our all-suites format, together with the many other unique attributes that the Venetian Casino Resort has and the Palazzo Casino Resort will have, results in a highly-differentiated destination resort product that attracts both business and leisure customers, allows for premium pricing on rooms and provides us with a competitive advantage over other properties on the Strip. In 2004, the Venetian Casino Resort’s average daily room rate was approximately $220 (compared to an average daily room rate of $89.78 for Las Vegas during that period) and $243 during the three months ended March 31, 2005 (compared to an average daily room rate of $107.34 for Las Vegas during that period).

Cater to a higher-budget hotel customer mix by offering a unique combination of exceptional hospitality, restaurant, shopping and gaming facilities. On both weekdays and weekends, our hospitality offerings are designed to appeal to leisure travelers and “high-roller” gaming customers, both segments of the travel market that spend more on hotel rooms and entertainment than other travelers. We believe that our prime location, all-suites hotel product, world class restaurant, spa and retail offerings and gaming facilities provide a powerful combination of attributes that allows us to compete effectively for the higher-budget trade show, convention and free and independent traveler market segments. These travelers at our facilities help drive revenues by spending more on products and services than other travel market segments. As a result, we have consistently captured occupancies and hotel room rates that exceed the Las Vegas average. Management expects that the Palazzo Casino Resort, with its all-suites rooms, high-end gaming facilities and upscale dining, spa and shopping facilities, will also appeal to higher-budget customers by replicating this strategy.

Leverage our premium co-branding strategy to drive revenues across our facilities. We believe that the Venetian Casino Resort’s premier location on the Strip, its extensive theming and demonstrated ability to draw visitors has enabled us to attract within our properties an established and growing concentration of “signature” restaurant concepts from internationally recognized chefs and premier global retail and entertainment brands. Building awareness of the Venetian brand and providing other well known branded offerings within our properties have become important and effective components of our strategy for driving room rates and enhancing foot traffic to generate casino and other revenues. World-famous chefs such as Emeril Lagasse, Wolfgang Puck and Thomas Keller have opened restaurants, prestigious art institutions such as the Guggenheim and Hermitage museums have opened a museum, premium retailers such as Mikimoto, Jimmy Choo, Sephora and Burberry have opened stores, and first-class leisure facilities such as the Canyon Ranch Spa operate within the Venetian Casino Resort, all of which enjoy a sophisticated level of international brand affiliation that complements our premium hotel and casino amenities. We expect to build upon the Venetian’s brand awareness both domestically and internationally through its association with premier retail and restaurant brands to provide continued revenue growth opportunities across our facilities. Our strategy for the Venetian Casino Resort will be extended to the Palazzo Casino Resort, which will have a design and ambience reminiscent of high-end locales such as Beverly Hills, Bel Air and Rodeo Drive. We expect this theming to be similarly attractive to premier and globally-recognized retailers and restaurateurs, which will enable us to build worldwide recognition for the “Palazzo®” brand as we have done for our “Sands®” and “Venetian®” brands.

Target and attract high-end gaming clientele. The Venetian Casino Resort has facilities and amenities designed to attract premium gaming customers, such as expansive, lavishly appointed hotel suites, high-limit table offerings, world-class gaming salons and first-class dining accommodations. Moreover, certain aspects of our table games, restaurant offerings and amenities, such as our recently-renovated and expanded Baccarat pit, our recently opened Asian-themed Paiza Club and our recently opened Chairman suites, have been specifically tailored to meet the expectations of high-budget Asian customers, an important segment of the premium gaming customer base that we expect to become even more significant as the Asian market grows and our Macau operations expand. We believe this unmatched combination of Asian-focused offerings and amenities provides us with a competitive advantage in the market for premium Asian gaming customers by allowing us to offer and attract them to a unique Las Vegas experience. The Palazzo Casino Resort has been designed to advance this strategy further by offering its own Paiza Club and amenities similar to those of the Venetian to cater to the Asian customer. We expect that cross-marketing opportunities between our Las Vegas and Macau properties will enable us to enhance this strategy by targeting and more effectively marketing to high-budget Asian customers who are introduced to our company through our Macau operations and local Asian market presence.

Capture operating efficiencies through coordinated management of several interconnected facilities within a single complex. We believe that the combined Venetian-Palazzo-Sands Expo Center complex will constitute the largest integrated hotel and convention facility in the world. With over 7,000 all-suites hotel rooms and a combined 2.25 million square feet of meeting and convention space, we will be able to provide large-group accommodations and a unique product offering that we believe will provide us with a competitive advantage and create operational synergies. A key component of our strategy has been to focus consistently on the highest-margin aspects of the casino resort business. Our critical mass of hotel and convention capacity will continue to focus on the highest margin aspects of our business, including hotel room revenues and high-margin food and beverage offerings, such as banquet and bar services—all of which will be key drivers for the Palazzo Casino Resort as they have been and will continue to be for the Venetian Casino Resort. Moreover, the Venetian Casino Resort was originally designed in contemplation of the eventual construction of the Palazzo Casino Resort. Many aspects of the Venetian Casino Resort’s infrastructure were specifically engineered to interface seamlessly with the Palazzo Casino Resort, including connecting bridges and walkways, contiguous retail and restaurant offerings that drive foot traffic between the properties and a single, continuous “back-of-house” capable of servicing all three facilities. As a result of these design features, we are able to construct the Palazzo Casino Resort with less capital, and will be able to operate the two facilities together with less overhead expense, than would otherwise be required if these facilities were operated separately.

Global Expansion Strategy

Our global expansion strategy is to pursue development opportunities aggressively in gaming markets worldwide with attractive growth prospects. To implement this strategy, we intend to:

•	showcase our successful Las Vegas-style casinos and destination resorts as a platform for worldwide growth;

•	take full advantage of our “first-mover” status in Macau as a foundation for further opportunities in the region;

•	leverage China’s economic growth and recent liberalization policies designed to foster tourism;

•	deliver the Las Vegas experience to the Asian marketplace;

•	aggressively pursue development opportunities in other emerging gaming markets with attractive growth prospects; and

•	extend our successful brands worldwide and cross-market our Las Vegas offerings as international opportunities arise.

Showcase our successful Las Vegas-style casinos and destination resorts as a platform for worldwide growth. We believe that our combined Venetian Casino Resort and Palazzo Casino Resort facilities in Las Vegas will be the largest destination casino resort complex in the world. Our demonstrated achievements in developing multi-faceted “must-see” destination casino resorts of powerful scale and scope and successfully integrating non-casino attractions and amenities into our properties all combine to provide a showcase of success to the world of our abilities as the casino developer and operator of choice. We believe this showcase of success will allow us to win new development opportunities from governments and other corporate partners as jurisdictions, both foreign and domestic, turn to large-scale casino resort projects as catalysts for economic expansion. We believe that the attractiveness, prominence and success of our Las Vegas operations were instrumental in leading the Macau government ultimately to select us over numerous other applicants as a casino operator in Macau, and we expect to win further opportunities worldwide on this basis.

Take full advantage of our “first-mover” status in Macau as a foundation for further opportunities in the region. In May 2004, we became the first Las Vegas operator to conduct business in Macau by opening our Sands Macao property, located at the heart of Macau’s gaming district. We plan to build upon the success of our Sands Macao property by utilizing it to develop more sophisticated operational and marketing practices, including databases of premium players, offerings that appeal to the Asian mass market and cross-marketing methods designed to expand our high-end Asian player base for our operations. We also intend to use our “first-mover” status in Macau as a platform for growth by expanding to other properties in Macau and additional regions of Asia as gaming expands throughout the region. Just as our Las Vegas operations served as a showcase of our capabilities to the government of Macau, we believe that our Macau operations will serve as a showcase of our capabilities to nations throughout Asia, such as Singapore, Japan and Thailand, as they consider casino development to attract foreign investment, create additional sources of tax revenue and improve their domestic economies.

Leverage China’s economic growth and recent liberalization policies designed to foster tourism. We believe that Macau’s gaming sector is in the early stages of a period of rapid growth. As the only legalized gaming locale in China, Macau benefits from its location adjacent to densely populated mainland regions, such as the Guangdong province, and is less than an hour away from Hong Kong. China’s emerging economic status has generated an increase in disposable income among China’s population and coincided with the recent liberalization of travel and currency-movement restrictions. These trends have fueled the growth of Macau as a tourist destination for China’s middle class, and we expect they will continue to do so. We intend to capitalize on these trends through our existing operations at the Sands Macao by positioning that property as a day-trip mass-market product and a “convenience” buy for high-end customers who use the Macau ferry and helicopter terminals and travel through the primary gateway to mainland China at nearby Zhuhai. We also expect that these trends will draw off-shore investment for the development of a cluster of casino resort properties along the Cotai Strip, which will cater to destination resort tourists and higher-budget gaming customers. Our current plan is to own and operate the Venetian Macao Casino Resort as an anchor property at the gateway corner of the Cotai Strip, while, with approval from the Macau government, also operating other casino and showroom portions of hotel resorts to be developed by independent lodging companies and investor groups along the Cotai Strip. Unlike the day-trip focus of the Sands Macao, the Cotai Strip will be designed to offer destination-resort facilities that promote multi-day visits.

Deliver the Las Vegas experience to the Asian marketplace. Our customers expect and respond well to premium services and amenities. While there is a large demand for an Asian gaming environment with these qualities, the Macau casino properties existing before the opening of the Sands Macao were outdated and substandard. Market-based research and customer feedback studies have led us to attribute the successful opening of the Sands Macao to it being the only authentic Las Vegas-style casino in Macau, complete with high-end services and premium amenities above and beyond those previously available in Macau. Our strategy combined basic features, such as professional staff and numerous table game offerings, with Asian customer preferences such as private gaming suites, a Paiza Club, regional and international cuisine offerings, free tea service and feng shui-inspired designs. The strong growth in the Macau gaming market provides us with the opportunity to export the Las Vegas Strip experience and transform Macau into a world-class gaming destination. We believe that Macau will become the center of Asian gaming and have a reputation similar to the one Las Vegas enjoys in the United States. As gaming continues to expand throughout Asia, we intend to leverage our Macau operations into further opportunities for growth in the region by delivering the Las Vegas experience to the Asian market.

Aggressively pursue development opportunities in other emerging gaming markets with attractive growth prospects. The popularity of gaming and its increased acceptance around the world provide us with exciting opportunities for global expansion beyond Las Vegas and Macau. Numerous jurisdictions, both domestic and international, are currently considering creating or expanding their gaming offerings due to their ability to attract foreign investment, drive domestic employment, promote new business and create tax revenues. We intend to capitalize on these trends by pursuing attractive development opportunities in order to expand our operations into jurisdictions that have legalized or will soon legalize casino gaming. We are actively looking at opportunities beyond Macau in a number of emerging or expanding gaming markets that have attractive growth prospects, such as Singapore, Japan, Thailand, the United Kingdom and certain U.S. states, in anticipation of the enactment of proposed changes to, or the enactment of, the gaming laws of these jurisdictions. We have also entered into certain development agreements in the United Kingdom where the legislative process for the expansion of casino gaming is currently underway.

Extend our successful brands worldwide and cross-market our Las Vegas offerings as international opportunities arise. Our plan to extend our “Sands®” and “Venetian®” brands is well underway. Our first international market is Macau, where we recently opened the Sands Macao and are in the development stages for the Venetian Macao Casino Resort, and we intend to adopt a similar strategy for extending the “Palazzo” brand following the opening of the Palazzo Casino Resort. We have developed databases with information on our gaming customers that allow us to target more effectively our marketing efforts towards premium gaming players. We expect that our ability to extend our recognized brands globally, including through our databases of premium players, will give rise to significant cross-marketing opportunities. The high-end Asian gaming customer is an important segment of the Venetian Casino Resort’s customer base, comprising approximately 40% of our 2004 rated table win. Marketing programs and promotions provided through our casinos in Macau will expand our ability to market effectively to Asian customers to build upon this important market segment. We are already benefiting in Las Vegas from changes that are designed to accommodate the preferences of Asian clients, such as the recent expansion and renovation of our high-end gaming salon, which emphasizes décor and amenities targeted to our Asian customers. We recently opened five new Asian-influenced Chairman suites adjacent to a Paiza Club designed to service the needs of Asian clientele and which will provide traditional Asian cuisine. We expect to benefit further from these changes as our Macau operations and marketing efforts develop and we enter into additional jurisdictions.

Experienced Management Team

We have a proven, experienced senior management team, many of whom have been with our company since 1995. This team is responsible for adopting and implementing our successful business strategy, including the development, construction and operation of the Venetian Casino Resort, the Sands Macao and the Sands Expo Center, all of which have contributed to our strong financial performance. The team has an average of approximately 30 years of experience in the hotel, gaming and convention industries. The senior management team is significantly incentivized through its ownership in our company. We also have a 24-person in-house development and construction staff, the senior management of which averages more than 35 years of experience, including an average of six years with us. This staff also includes an eight-person project management team with significant expertise in all major construction disciplines.

Our Subsidiaries

We were incorporated in Nevada in August 2004. On December 20, 2004, we issued 27,380,953 shares of our common stock in our initial public offering at an offering price of $29.00 per share, resulting in net proceeds of approximately $739.2 million to us. Our shares of common stock are traded on the NYSE under the symbol “LVS.” Immediately prior to the consummation of our initial public offering, we acquired 100% of the capital stock of Las Vegas Sands Opco, a Nevada corporation and the owner and operator of the Venetian Casino Resort, the Sands Expo Center and the Sands Macao, by merging Las Vegas Sands Opco with and into our wholly-owned subsidiary, with Las Vegas Sands Opco as the surviving subsidiary. Las Vegas Sands Opco was incorporated in Nevada in April 1988. We intend to convert Las Vegas Sands Opco from a Nevada Corporation into a Nevada limited liability company.

Our other material subsidiaries include Venetian Casino Resort, LLC (Nevada, 1997), Lido Casino Resort Holding Company, LLC (Delaware, 1997), Lido Casino Resort, LLC (Nevada, 1997), Phase II Mall Subsidiary, LLC (Delaware, 2004), Phase II Mall Holding, LLC (Nevada, 2004), Interface Group-Nevada, Inc. (Nevada, 1971), Venetian Macau Finance Company (Cayman Islands, 2003), Venetian Macau S.A. (Macau, 2002), Venetian Venture Development Intermediate Limited (Cayman Islands, 2002) and Venetian Cotai S.A. (Macau 2004).

Our principal executive office is located at 3355 Las Vegas Boulevard South, Las Vegas, Nevada 89109. Our telephone number at that address is (702) 414-1000. Our website address is www.Lasvegassands.com. The information on our website is not part of this prospectus.

The Venetian Casino Resort

The Venetian Hotel

The Venetian hotel presently has 4,027 single and multiple bedroom suites situated in a 3,014 suite 35-story, three-winged tower rising above the casino and the 1,013 suite 12-story Venezia tower situated above a parking garage. The hotel lobby features a 65-foot domed ceiling decorated with Venetian-themed, fresco-style paintings, a main passageway formed by a barrel-vaulted ceiling carried on ornamental columns, and a replica of the unique three-dimensional-style marble floors found in Venetian palaces.

A typical hotel suite approximates 655 to 735 square feet, consisting of a raised sleeping area and bathroom and a sunken living/working area. The suite’s bi-level configuration creates a multi-function living space in which guests can sleep, work and entertain and includes two queen-size beds or one king-size bed, a writing desk, dual-line speakerphones, a fax machine, a pullout sofa, sitting chairs and a dining table. A large number of our suites are of a larger size for use by high-end gaming customers and VIPs associated with group and trade show business.

The first phase of the Venetian Casino Resort opened in May 1999, consisting of 3,036 suites though the number of suites was reduced over time to 3,014 based on renovations and remodeling. A major expansion of the hotel was completed during the second quarter of 2003 and opened for business on June 26, 2003. The expansion included the 1,013-suite Venezia tower on top of the Venetian Casino Resort’s existing parking garage, an approximately 1,000-parking space expansion to the existing parking garage and approximately 150,000 square feet of additional meeting and conference space added to the Congress Center. Average daily room rates increased from $204 in 2003 to $220 in 2004, and occupancy increased from 96.0% to 97.0%, respectively, in each case including the impact of the Venezia tower that opened in mid-2003.

As part of the Venezia tower expansion, we introduced 122 concierge level suites, which have been popular with customers and very successful for us, generating above average margins. Customers who stay on the concierge levels receive additional services such as a free breakfast in the morning, free cocktails and hors d’oeuvres in the evening, a 24-hour concierge service and upgraded room amenities. In 2004, the average daily room rate for these concierge level suites was $334, which exceeded the Venetian hotel’s overall average daily room rate by $114 or 52%.

The Venetian Casino Resort contains 17 restaurants and two food courts (the majority of which were sold to GGP as part of The Grand Canal Shops mall sale), and a theater/entertainment complex. We recently entered into long term contracts to bring the popular Andrew Lloyd Webber Broadway musical “The Phantom of the Opera” to our stage in a new production and to bring the Blue Man Group performance art production in our former C2K nightclub space. In addition, the hotel provides a variety of amenities for its guests, including a state-of-the-art health spa operated by Canyon Ranch, with massage and treatment rooms and exercise and fitness areas. The Canyon Ranch Spa Club has been named one of the Top 25 Resort Spas in North America by Condé Nast Traveler. The hotel features an outdoor swimming complex (including four pools, as well as spas, pool bars and cabanas) surrounded by gardens, fountains and sculptures.

The Venetian hotel has an exhibition space that houses the Guggenheim Hermitage Museum, an art museum featuring masterpiece collections from the Guggenheim Museum in New York, the Hermitage museum in Saint Petersburg, Russia and other museums. The Guggenheim/Hermitage Museum was named the “Best Museum in Las Vegas” by the Las Vegas Review Journal.

The Venetian Casino

The Venetian casino has 116,000 square feet of gaming space and is situated adjacent to the hotel lobby. The Venetian casino floor is accessible from each of the hotel, The Grand Canal Shops mall, the Congress Center, the Sands Expo Center and the Strip. The Venetian casino is marketed to attract a broad base of patrons, with a focus on targeted slot customers and high-end table customers. We market the Venetian casino directly to this gaming market segment using database-marketing techniques, slot clubs and traditional incentives such as reduced room rates and complimentary meals and suites. Slot clubs refer to a system that allows slot machine customers to apply for and receive a slot magnetic card. When players insert their cards into the card readers, the system records the volume of each customer’s slot machine wagering. Slot club participants qualify for cash returns or other complimentary hotel amenities such as rooms and restaurant meals in exchange for points earned based on the slot machine wagering amounts recorded. We offer “high-roller” gaming customers premium suites and special hotel and casino services. Additionally, we have marketing executives located in offices throughout North America, Europe and Asia who source high-end players for the Las Vegas operation.

The Venetian casino and its adjacent amenities are stylized with architectural and interior design features reminiscent of Venice’s Renaissance era. The ceiling in the table games area features fresco-style paintings of Venetian palaces. The gaming facilities include approximately 2,000 slot machines of various denominations, including popular multi-property, linked progressive games. A high-end slot area, with a private lounge, provides slot customers with premium slot products and services. The Venetian casino’s 139 table games feature the traditional games of blackjack, craps, baccarat and roulette, Asian games such as Pai Gow and Pai Gow Poker, and popular progressive table games such as Caribbean Stud and Let It Ride. In addition, the Venetian casino offers gaming customers an upscale sportsbook room. For its premium customers, the Venetian Casino Resort recently expanded its gaming salon, which includes baccarat, blackjack and roulette. This facility provides Asian influenced private dining rooms, direct access to private cash-out windows at the casino cage and direct access to the casino’s credit department.

The Sands Expo Center and the Congress Center

With over 1.15 million gross square feet of exhibit and meeting space, including four exhibit halls and approximately 20 meeting rooms, the Sands Expo Center is one of the largest overall trade show and convention facilities in the United States (as measured by net leasable square footage). We also own and operate the Congress Center, an approximately 650,000 gross square foot meeting and conference facility that links the Sands Expo Center and the rest of the Venetian Casino Resort. The Congress Center includes an approximately 85,000 square foot column-free “Venetian Ballroom,” an approximately 13,500 square foot “Palazzo Ballroom,” a meeting complex of 42 individual rooms which can be combined to create three additional ballrooms, a complex of 64 meeting rooms which can be combined into an additional three ballrooms and four boardrooms and an approximately 105,000 square foot exhibition hall. Together, the Sands Expo Center and the Congress Center offer nearly 1.8 million square feet of state-of-the-art exhibition and meeting facilities, which can be configured to provide small, mid-size or large meeting rooms and/or accommodate large-scale multi-media events. As part of the Palazzo Casino Resort, we will add an additional 450,000 gross square feet of meeting and conference facilities for a combined 2.25 million of gross square feet of convention and trade show space. Management believes that this combined facility, together with the on-site amenities offered by the Venetian Casino Resort, offers the most flexible and expansive space for large-scale trade shows and conventions both in Las Vegas, a fast-growing convention market, and in the United States.

Management markets the Congress Center to complement the operations of the Sands Expo Center by target marketing the Congress Center for business conferences and upscale business events typically held during the mid-week period, thereby generating room-night demand and driving average daily room rates during the weekday move-in/move-out phases of Sands Expo Center events. Our goal is to draw from attendees and exhibitors at Sands Expo Center events and from attendees of Congress Center events to maintain mid-week demand at the hotel from this higher budget market segment, when room demand would otherwise be derived from the lower-budget tour and travel group market segment.

In 2004, approximately 803,000 visitors attended trade shows and conventions at the Sands Expo Center during 143 show days. The Sands Expo Center hosted 15 events on the 2003 Tradeshow Week 200 list of the largest trade shows in the United States in 2003 by net square footage of paid exhibit space (the last year for which data is available). These events include the Spring and Fall Western Shoe Show and JCK Jewelry Show, as well as the Automotive Aftermarket Products Expo, each of which were multiple-location events.

Major events at the Sands Expo Center and the Congress Center in 2004 have brought and are expected to continue to bring thousands of potential shoppers, diners and gaming customers through the Venetian Casino Resort on a daily basis. This customer base is expected to drive occupancy and average daily room rates by maximizing hotel revenue during Sands Expo Center and Congress Center events, which are typically the mid-week period, when, unlike weekends and holidays during which occupancy and room rates are at their peak, Las Vegas hotels and casinos experience less demand.

The Palazzo Casino Resort

Building on the success of the Venetian Casino Resort, we are developing and constructing the Palazzo Casino Resort, a high-end sister property to the Venetian Casino Resort. The Palazzo Casino Resort will be situated adjacent to and north of the Venetian Casino Resort. Projected opening to the general public is scheduled for the second quarter of 2007. The Palazzo Casino Resort will be directly connected to both the Venetian Casino Resort and the Sands Expo Center and also connected to the Wynn Las Vegas Resort via a walk-over bridge.

The Palazzo Casino Resort will consist of approximately 3,025 luxury hotel suites in a 50-floor tower, making the combined Venetian/Palazzo the largest hotel complex in the world with a total of over 7,000 rooms; approximately 105,000 square feet of casino space; approximately 450,000 square feet of additional meeting space (which will comprise an addition of the Congress Center); a showroom; and the Phase II mall (which we have pre-sold to GGP).

This world-class luxury property in Las Vegas will have a design and ambience reminiscent of high-end locales such as Beverly Hills, Bel Air and Rodeo Drive. The Palazzo Casino Resort’s luxury theme is intended to be complementary to the Venetian Casino Resort’s Venice theme. Similar to the Venetian Casino Resort, the Palazzo Casino Resort will feature several spectacular “must-see” architectural elements.

Palazzo Hotel

The Palazzo hotel will be a 50-floor luxury tower with approximately 3,025 luxury suites consistent with those contained in the Venetian hotel. The hotel lobby will feature a 60-foot glass dome, multiple two story fountains, imported marble, bronze case columns and special custom wall finishes. Guests arriving from the street will enter the domed entry lobby while those approaching from the Venetian Casino Resort will make the transition through a towering octagonal structure, itself topped by a glass and decorative iron dome. The floors throughout will complement the spaces with numerous interlocking patterns of polished veined marbles and colorful inlay strips. Landscaping will be in the form of palm trees, tailored paintings and exotically shaped topiaries.

The Palazzo Casino Resort will include over 375 concierge-level suites, which will offer additional services similar to those currently offered at the concierge level suites in the Venetian Casino Resort. Based on our success at the Venetian Casino Resort, management believes that these concierge level suites will be popular with customers (especially higher-budget customers) and result in significantly higher average daily room rates and profitability versus standard suites. The Palazzo hotel will also include six villas (up to 11,000 square feet each) which will have 3-4 bedrooms, 3.5-4.5 baths, extensive living areas, media rooms, private pools, private jacuzzis, private salons, massage areas, heated spas, personal gyms and, in some cases, private putting greens. The presidential suites and the villas will also offer private butler services. The Palazzo hotel will have 296 multi-room suites, including six presidential suites. All of these facilities will be targeted at high-end gaming customers. The Palazzo hotel will also have an elaborate pool deck (with seven pools, gardens, sculptures, cabanas and fountains) and an adjacent spa facility.

A typical hotel suite will be approximately 655 to 735 square feet, consisting of a raised sleeping area and bathroom and a sunken living/working area. The suite’s bi-level configuration creates a multi-function living space in which guests can sleep, work and entertain and includes two queen-size beds or one king-size bed, a writing desk, dual-line speaker phones, a fax machine, a pullout sofa, sitting chairs and a dining table. The Palazzo Casino Resort will likely feature premium, signature restaurants owned and operated by well-known restaurateurs. We are in active discussions with several such restaurateurs at this time.

The Palazzo hotel will also include a theater that is expected to host a major production or Broadway show. We expect to commence discussions with interested parties shortly to occupy such space upon opening.

Palazzo Casino

The Palazzo casino, anticipated to be approximately 105,000 square feet, will have approximately 120 table games and 1,700 slots and will include an exclusive gaming salon comprised of approximately 25 gaming tables (including baccarat, blackjack and roulette), a noodle bar, a spa and private dining rooms. Management believes the exclusive gaming salon will compete with the best facilities in the market and is designed to appeal to high-end customers from Asia. The Palazzo casino will be differentiated from the Venetian casino in terms of look, feel and experience. The Palazzo casino’s design is also expected to attract a large number of walk-in players given its proximity to both the Wynn Las Vegas Resort and the Venetian Casino Resort. The Palazzo casino’s table games will feature the traditional games of blackjack, craps, baccarat and roulette, Asian games such as Pai Gow and Pai Gow Poker, and popular progressive tables games such as Caribbean Stud and Let It Ride. The Palazzo casino will target high-end table games customers and premium slot customers, and will feature a high-end slot area with special products and services.

The Palazzo casino will be accessible from each of the Palazzo hotel, the Phase II mall, the Congress Center, the Sands Expo Center and the Strip. The Palazzo casino will be marketed to a broad base of patrons with a specific focus on high-end and premium gaming customers. Marketing for the Palazzo casino will be done in conjunction with the Venetian casino, including the benefits of immediate use of the existing customer databases, slot clubs and our marketing offices throughout North America, Europe and Asia. Management also expects significant benefits from cross-marketing between our Las Vegas and Macau operations.

Phase II Mall

The Phase II mall (which we have pre-sold to GGP) will connect directly with The Grand Canal Shops mall and will offer approximately 400,000 net leasable square feet of shopping, dining and entertainment space in two levels located within the Palazzo Casino Resort’s main structure, between the casino level and the hotel tower and an interconnected six-story structure. The Phase II mall is expected to include approximately seven dining establishments and 80 high-end and mid-level retail stores. Visitors and guests will also be able to access the Phase II mall from several different locations, including from the Strip, the Palazzo hotel, the Palazzo casino, the Sands Expo Center and the Congress Center.

The Phase II mall will offer a lively array of high quality dining experiences. The Phase II mall also is expected to include exclusive showcase and high-end boutiques, popular brand names, mid-priced stores and themed entertainment concepts. We expect that a major nationally-known retailer will anchor one end of the Phase II mall in a six-story structure that will interconnect with the rest of the Phase II mall and adjoin Las Vegas Boulevard, and is expected to create significant foot traffic to the Phase II mall as well as to provide a marketing benefit to other potential tenants. Based on the significant success of The Grand Canal Shops mall, we have received significant interest from potential tenants. Leases with potential tenants will be marketed during the construction period, with our goal being to have the Phase II mall substantially occupied at its opening. The restaurants and stores will be set along a “high-end” streetscape reminiscent of Beverly Hills and Rodeo Drive. We believe that the Phase II mall will have all the essential elements for success: outstanding design, premium restaurants and well-known retailers to draw on brand name awareness, all offered at various price points in order to appeal to a broad market. The success of brand name and boutique retailers and restaurants at The Grand Canal Shops mall as well as the Forum Shops at Caesars and The Fashion Show Mall on the Strip has demonstrated the demand in Las Vegas for quality shopping and dining.

Meeting Space

The construction of the Palazzo Casino Resort will include the completion of a 450,000 square foot meeting and ballroom space, which was partially constructed in conjunction with the Venezia tower expansion. This meeting space will be comprised of approximately 200 meeting rooms of approximately 1,500 square feet each on three levels; a ballroom of approximately 75,000 square feet; pre-function and back-of-house spaces to service the meeting facilities; loading, service and mechanical facilities; and a bus parking area. The new meeting room facility will be part of the Congress Center and connected to the Sands Expo Center.

Macau Casinos

Concession/Subconcession

In June 2002, the Macau government granted a concession to operate casinos in Macau to Galaxy. Macau, the former Portuguese colony located near Hong Kong, had annual gaming revenues of approximately $5.3 billion in the twelve months ended December 31, 2004 and is one of the largest and fastest growing gaming markets in the world. Approximately 16.7 million visitors arrived in Macau during 2004, according to the Macau Statistics and Census Service. The following factors are expected to continue to significantly improve Macau’s status as a world-class gaming and resort destination:

•	the increased ease of access from Hong Kong, China and Taiwan and other Asian regional gaming markets (Macau is the only location in regions where Chinese is the predominant language that has legalized gambling);

•	significant foreign and domestic investment in new and expanded gaming products; and

•	the development of Hong Kong Disneyland and other new resort developments in the region.

We believe that the Macau opportunity provides an international platform to expand our premier Sands and Venetian brand and create increased diversification of, and a new source of significant growth for, our revenue and cash flow base.

Galaxy was one of three entities to be granted a casino license in Macau. During December 2002, we entered into a subconcession agreement with Galaxy, which was approved by the Macau government. The subconcession agreement allows us to develop and operate certain casino projects in Macau, including the Sands Macao, separately from Galaxy. Under the subconcession agreement, we are obligated to develop and open the Venetian Macao Casino Resort by June 2006 and a convention center by December 2006. We are also obligated to operate casino games of chance or games of other forms in Macau and to invest, or cause to be invested, at least 4.4 billion patacas (approximately $547.7 million at exchange rates in effect on March 31, 2005) in various development projects in Macau by June 2009. If the Galaxy concession is terminated for any reason, the subconcession will remain in effect, including Venetian Macau’s obligation to invest 4.4 billion patacas in development projects. The subconcession may be terminated by agreement between ourselves and Galaxy. Galaxy is not entitled to terminate the subconcession unilaterally. However, the Macau government, with the consent of Galaxy, may terminate the subconcession under certain circumstances. See “—Regulation and Licensing—Macau.” Galaxy will develop hotel and casino projects separately from us. Galaxy recently completed and opened a small casino in Macau under its concession.

Macau Casinos

We own and operate the Sands Macao, the first Las Vegas-style casino situated in Macau, pursuant to the 20-year gaming subconcession described above.

The Sands Macao is situated approximately 0.3 miles from the Macau Hong Kong Ferry Terminal. It is situated on a waterfront parcel centrally located at the heart of Macau’s gaming district, which provides the Sands Macao primary access to a large customer base, particularly the annual average of 5.5 million visitors who arrive to Macau by ferry. The Sands Macao includes approximately 152,000 gross square feet of gaming facilities, including the new Pearl Room casino in space adjacent to the main lobby in the Sands Macao, which opened in February 2005, comprised of approximately 348 table games, including baccarat, Pai Gow, Pai Gow Poker, blackjack and roulette, and approximately 860 slot machines or similar electronic gaming devices. The Sands Macao also includes numerous restaurants, a spacious Paiza Club offering services and amenities to premium customers, luxurious VIP suites and spa facilities, private VIP gaming room facilities and other high end services and amenities.

The first phase of the Sands Macao opened on May 18, 2004 and the remaining portion opened in late August 2004. The final development cost of the Sands Macao was approximately $265.0 million.

Venetian Macau also intends to build, own and operate under its subconcession the Venetian Macao Casino Resort, an all-suites hotel, casino and convention center complex with a Venetian style theme similar to that of our Las Vegas property in Cotai (an area of reclaimed land between the islands of Taipei and Coloane in Macau). In connection with this development, we are sponsoring a plan for the development of a “Cotai Strip™” designed to meet the demand generated by the rapidly-growing Asian gaming market.

We have submitted to the Macau government a development plan that comprises seven resort hotel developments (including the Venetian Macao Casino Resort), to be constructed on an area of about 80 hectares (about 200 acres) in Cotai. The proposed development is currently planned to include seven hotels, exhibition and conference facilities, seven casinos (all of which we plan to operate), showrooms, shopping malls, spas, world-class restaurants and entertainment facilities and other attractions.

As the anchor property at the corner of entry to the Cotai Strip, the Venetian Macao Casino Resort is expected to include approximately 3,000 suites (with 1,500 suites fully completed at opening and another 1,500 suites to be completed at a future date depending upon market conditions and demand), 546,000 square feet of gaming facilities, 1.0 million square feet of gross retail space and 1.8 million square feet of meeting and convention facilities. The completion of the Venetian Macao Casino Resort is not dependent upon governmental approval of the Cotai development plan and construction has begun with a scheduled opening date in the second quarter of 2007.

In addition to the Venetian Macao Casino Resort, it is currently contemplated that there will be six other resort hotel developments on the Cotai Strip. One of these developments will be an approximately 400 room Four Seasons hotel and casino which will be owned, developed and constructed by Venetian Macao. This hotel will be operated by Four Seasons Hotels and Resorts under a management agreement with us and will be connected to the Venetian Macao Casino Resort. At least two other hotel developments on the Cotai Strip will be developed, constructed and financed by independent lodging companies and investor groups. We have entered into non-binding letters of intent with third-parties with respect to two of these resort hotel developments and we are negotiating the definitive, binding agreements with each of them. We are negotiating a non-binding letter of intent with another third party to develop a third hotel development. With respect to the remaining two developments on the Cotai Strip, it is undetermined whether we will own all or a portion of these developments. Regardless of the ownership structure of these remaining two developments, after construction they will be operated by international lodging chains under one of their flagship brands.

We will operate the casino and showroom in the Venetian Macao Casino Resort under our gaming subconcession and, subject to Macau government approval, we plan to lease and operate the casinos and showroom portions of each of the other hotel resort developments on the Cotai Strip. An affiliate of another Macau based casino operator has announced plans to build a casino resort adjacent to the Cotai Strip. That resort, if developed, will not be associated with us or governed by our Cotai development plan.

Due to inherent risks in large construction projects overseas, we cannot assure you that the Venetian Macao Casino Resort will be constructed without substantial delays or cost increases. Under our subconcession, we are required to complete the Venetian Macao Casino Resort by June 2006. We will need an extension of this deadline under our subconcession and although we believe that we will obtain an extension, the Macau government has the right, after consultation with Galaxy, to unilaterally terminate our subconcession if we fail to meet this deadline and obtain an extension. See “—Risk Factors—Risks Related to Our Business—There are significant risks associated with our planned construction projects, which could adversely affect our financial condition, results of operations or cash flows from these planned facilities,” “Risk Factors—Related Associated with Our International Operations—We are required to make substantial additional investments in Macau and build and open the Venetian Macao Casino Resort by June 2006 and a convention center by December 2006. Unless we obtain an extension, we will lose our right to continue to operate the Sands Macao or any other facilities developed under the subconcession” and “Risk Factors—Risks Associated With Our Las Vegas Operations—The loss of our gaming license or our failure to comply with the extensive regulations that govern our operations could have an adverse effect on our financial condition, results of operations or cash flows.”

The Las Vegas Market

The Las Vegas market has shown consistent growth over both the near and long terms in both visitation and expenditures and has one of the highest hotel occupancy rates of any major market in the United States. According to the LVCVA, the number of visitors traveling to Las Vegas has increased at a steady and significant rate over the last ten years, from 28.2 million visitors in 1994 to 37.4 million visitors in 2004. In addition, the population of Clark County has doubled in the last fourteen years, from approximately 770,280 in 1990 to approximately 1,715,000 in 2004. We believe that the growth in the Las Vegas market has been enhanced by:

•	the introduction of large luxury and themed destination resorts in Las Vegas, such as the Venetian Casino Resort, the Bellagio and the Mandalay Bay Resort & Casino. These world class properties attract new visitors to Las Vegas while also gaining share from older, smaller and/or undifferentiated resorts;

•	the increased capacity to host large-scale trade shows and conventions; and

•	the increased capacity of McCarran International Airport.

Las Vegas as a Trade Show, Convention and Meeting Destination

According to the LVCVA, Las Vegas was the most popular trade show destination in the United States in 2003. In 2003, Las Vegas hosted 38 of the largest 200 trade shows in the United States in terms of net square footage and was one of the most popular convention destinations in the United States. The following table indicates the rise in number of trade show and convention attendees in Las Vegas and amounts spent by attendees between 1993 and 2004, according to the LVCVA.

Year	Attendees	Amount Spent
	(in millions)	(in billions)
1993	2.4	$2.3
1994	2.7	$3.0
1995	2.9	$3.4
1996	3.3	$3.9
1997	3.5	$4.4
1998	3.3	$4.3
1999	3.8	$4.1
2000	3.9	$4.3
2001(1)	5.0	$5.8
2002	5.1	$6.0
2003	5.7	$6.5
2004	5.7	$6.8

(1)	In 2001, the LVCVA changed its reporting methodology for conventions and trade shows to account for numerous smaller meetings not previously included in LVCVA counts.

The majority of the room demand from trade show and convention attendees is generated during weekdays while tourist visits to Las Vegas are higher on weekends. As a result, the trade show convention market segments have been specifically targeted as prime avenues for driving mid-week traffic to Las Vegas.

Trade shows are held for the purpose of getting sellers and buyers of products or services together in order to conduct business. Trade shows differ from conventions in that trade shows typically require substantial amounts of space for exhibition purposes and participant circulation. Conventions generally are gatherings of companies or groups that require less space for breakout meetings and general meetings of the overall group. Las Vegas offers trade shows and conventions a unique infrastructure for handling the world’s largest shows, including the concentration of 131,119 hotel rooms as of March 31, 2005, three convention centers (the Las Vegas Convention Center (the “LVCC”) with 3.2 million square feet, the Mandalay Bay Convention Center with 1.8 million square feet and the Sands Expo Center), convenient air service from major cities throughout the United States and other countries, and significant entertainment opportunities.

Expanding Hotel Market

In 2003, Las Vegas was among the most popular travel destinations in the United States with hotel occupancy rates among the highest of any major market in the country. To accommodate this popularity, Las Vegas has experienced a period of rapid hotel development, with the number of hotel and motel rooms in Las Vegas increasing from 86,053 in 1994 to 131,119 as of March 31, 2005, a 3.9% compound annual growth rate according to the LVCVA. The majority of this increase occurred in the late 1990s with the opening of the Venetian Casino Resort, the Bellagio, the Mandalay Bay Resort & Casino, Paris Las Vegas and Aladdin, among others. The concentration of luxury and themed casino hotels and resorts is expected to continue encouraging visitor interest in Las Vegas as a trade show, convention and vacation destination and, as a result, increase overall demand for hotel rooms, gaming and entertainment. In addition, management expects the development of the Wynn Las Vegas Resort across the street from our properties to improve foot traffic around and interest in the sections of the Strip between Flamingo Road and Sands Avenue, where our properties are located. Although Las Vegas was impacted by the events of September 11, 2001, with overall visitors down 2.3% and hotel occupancy down 3.6% from 2000, the market rebounded throughout 2002 - 2004, with the number of visitors in 2004 surpassing levels from 2000.

After years of significant capital investment, there is limited new supply expected to be introduced in Las Vegas over at least the next three years. We believe hotel occupancy rates in Las Vegas will remain high as a result of the sustained growth in the number of visitors traveling to Las Vegas and the lack of new construction in Las Vegas, other than the Wynn Las Vegas Resort and approximately 1,000 hotel room additions at each of the Bellagio and Caesars.

The Venetian Casino Resort has become a top performing property on the Strip in terms of occupancy and average daily room rates, primarily due to the execution of our business strategy, including the accommodation of mid-week convention and trade show attendees. These trends continued through the opening of the Venezia tower in June 2003.

Growth of Las Vegas Retail Sector and Non-Gaming Revenue Expenditures

An increasing number of destination resorts are developing non-gaming entertainment to complement their gaming activities in order to draw additional visitors. According to the LVCVA, while gaming revenues in Clark County have increased from $4.7 billion in 1993 to $8.7 billion in 2004 (a 5.8% compound annual growth rate), non-gaming tourist revenues increased from $10.4 billion in 1993 to $24.9 billion in 2003 (a 9.1% compound annual growth rate, 2003 being the last full year for which data is available). The newer, large luxury and themed Las Vegas destination resorts have been designed to capitalize on this growth by providing better quality hotel rooms at higher rates and by providing expanded shopping, dining and entertainment venues, as well as meeting facilities, to their patrons in addition to gaming.

Infrastructure Improvements

Clark County and metropolitan Las Vegas have completed several infrastructure improvements to accommodate the increase in travel to Las Vegas by all modes of transportation. According to the LVCVA, in 2004 (last full year for which data is available) visitors to Las Vegas arrived by the following methods of transportation: 47% by air; 43% by auto; 2% by recreational vehicle and 8% by bus.

McCarran International Airport Expansion

During the past five years, the facilities of McCarran International Airport have been expanded to accommodate the increased number of airlines and passengers that it services. The number of passengers traveling through McCarran International Airport has increased from approximately 30.0 million in 1996 to approximately 41.4 million in 2004. Long term expansion plans for McCarran International Airport provide for additional runway and related areas. An addition to the terminal is currently under construction and expected to be completed during 2006.

Competition in Las Vegas

The casino/hotel industry is highly competitive. Strip hotels compete with other hotels on the Strip and with other hotels in downtown Las Vegas. The Venetian Casino Resort also competes with a large number of hotels and motels near Las Vegas. Many of our competitors are subsidiaries or divisions of large public companies and may have greater financial and other resources than we have.

Hotel/Casino Properties

Competitors of the Venetian Casino Resort include themed resorts on the Strip, such as the Bellagio, the Mandalay Bay Resort & Casino and Paris Las Vegas. The Wynn Las Vegas Resort, an approximately 2,700 hotel-room resort and casino constructed on the site of the former Desert Inn located on Sands Avenue across from the site of the anticipated Palazzo Casino Resort, opened on April 28, 2005. Wynn Resorts Ltd. has recently announced plans to add a second hotel tower at Wynn Las Vegas, which is expected to include 2,000 – 2,300 suites and additional casino, retail and convention space. The new project is tentatively called Encore at Wynn Las Vegas and is expected to open in 2008. During 2003, the hotel at the Mandalay Bay Resort & Casino completed an approximately 1,000 hotel room addition. Caesars expects its approximately 1,000 hotel room addition, which was announced in 2003, to be completed in the second half of 2005. In December 2004, the new 928-room Bellagio spa tower opened. In addition, a renovation and rebranding of the approximately 2,600-room Aladdin has been announced. We also compete, to some extent, with other hotel-casino facilities in Nevada and in Atlantic City, as well as hotel-casinos and other resort facilities and vacation destinations elsewhere in the United States and around the world. Many of our competitors are subsidiaries or divisions of large public companies and may have greater financial and other resources than we have. In particular, the merger of Mandalay Resort Group, the operator of the Mandalay Bay Resort & Casino, with MGM Mirage, the operator of the MGM Grand Hotel and Casino, the Mirage and Treasure Island Hotel and Casino which was completed on April 25, 2005, and the proposed acquisition of Caesar’s Entertainment Inc. by Harrah’s Entertainment resulted, or are expected to result, in the creation of the world’s two largest gaming companies. Additionally, MGM Mirage has recently announced plans to develop and build a multi-billion dollar urban complex consisting of hotels and condominium towers, currently known as Project CityCenter. The first phase of Project CityCenter, which will include a casino resort, three “boutique” hotels, retail, dining and entertainment venues, luxury condominium, hotel/condominium and private residence clubs is expected to open in 2009. A newly formed company, Fontainebleau Resorts, plans to build a 4,000-room hotel and casino on the north end of the strip. The $1.5 billion project is expected to open in 2008. Management is not aware of any other new significant developments of casino properties in Las Vegas in the near future.

We believe that themed resorts are generally more successful at generating higher traffic volumes and higher revenues and operating income than the large-scale non-themed properties in Las Vegas. Themed resorts compete on the basis of the quality of theming, as well as on more traditional bases, such as quality of rooms, pricing and location. Themed resorts tend to be clustered on the Strip, which generate significant traffic for the themed resorts as a group, thereby capturing a larger portion of the Las Vegas hotel and gaming market than non-themed properties. Resorts located on or near the Strip compete with each other and with other hotel casinos in Las Vegas on the basis of overall atmosphere, range of amenities, level of service, price, location, entertainment, theme and size. Some of these facilities are operated by companies that have more than one operating facility and may have greater name recognition and financial and marketing resources than us and target the same demographic group as we do.

The Venetian Casino Resort is part of a cluster of themed properties, which includes the Mirage, the Treasure Island Hotel and Casino, the Bellagio, the Forum Shops at Caesars and the Wynn Las Vegas Resort and will in the future include the Palazzo Casino Resort.

In addition to the advantages of being a centrally-located, themed resort, the Venetian Casino Resort’s direct connection with the Sands Expo Center provides the Venetian Casino Resort with a unique tie-in to one of the premier trade show and convention facilities in the United States. With these competitive advantages, the Venetian Casino Resort is, and the Palazzo Casino Resort will be, positioned to appeal to the mid-week meeting, trade show and convention market comprised of customers who pay higher average room rates and have higher average travel budgets than other categories of weekday customers, such as tour groups.

We also compete with legalized gaming from casinos located on Native American tribal lands. Native American tribes in California are permitted to operate casinos with video gaming machines, black jack and house-banked card games. The governor of California has entered into compacts with numerous tribes in California and has recently announced the execution of a number of new compacts with no limits on the number of gaming machines, which was limited under the prior compacts. The federal government has approved numerous compacts in California and casino-style gaming is now legal on those tribal lands. While the competitive impact on our operations in Las Vegas from the continued growth of Native American gaming establishments in California remains uncertain, the proliferation of gaming in California and other areas located near the Venetian Casino Resort could have an adverse effect on our results of operations.

In addition, certain states have legalized, and others may legalize, casino gaming in specific areas. The passage of the Indian Gaming Regulatory Act in 1988, for example, has led to rapid increases in Native American gaming operations, particularly in California. The continued proliferation of gaming venues could significantly and adversely affect our business. In particular, the legalization of casino gaming in or near major metropolitan areas from which we traditionally attract customers, such as New York, Los Angeles, San Francisco and Boston, could have a material adverse effect on our business. In October 2001, the New York legislature approved a bill for expanded casino gaming on Native American reservations and video lottery terminals. In 2003 and 2004, Maine and Pennsylvania, respectively, approved legislation legalizing slot machines or similar electronic gaming devices at certain locations, although such legislation has not been implemented yet. A number of states have permitted or are considering permitting gaming at “racinos,” on Native American reservations and through expansion of state lotteries. The current global trend toward liberalization of gaming restrictions and the resulting proliferation of gaming venues could result in a decrease in the number of visitors at our Las Vegas facilities, by attracting customers close to home and away from Las Vegas, which could adversely affect our financial condition, results of operations or cash flows.

Trade Show and Convention Facilities

The Sands Expo Center, the Congress Center, and Las Vegas generally compete with trade show and convention facilities located in and around major U.S. cities, including Atlanta, Chicago, New York, and Orlando. Within Las Vegas, the Sands Expo Center and the Congress Center compete with the LVCC, which is located off the Strip and currently has approximately 3.2 million gross square feet of convention and exhibit facilities. In addition to the LVCC competition, the Mandalay Bay Resort & Casino has an approximately 1.8 million square foot convention center. The MGM Grand Hotel and Casino has a conference and meeting facility of approximately 380,000 square feet and the Mirage has approximately 170,000 gross square feet of meeting space. It is anticipated that the Wynn Las Vegas Resort will have over 200,000 square feet of meeting space as well as additional convention space at the recently announced Encore at Wynn Las Vegas. The conference and meeting facilities at these hotel/resorts are the Congress Center’s primary competition. The LVCC and the Mandalay Bay Convention Center are the primary competitors of the Sands Expo Center. The LVCVA has approved a plan to spend approximately $390.0 million to upgrade the LVCC, which we believe will make it more competitive with private convention and meeting providers like us. To the extent that any of the competitors of the Venetian Casino Resort can offer a hotel/casino experience that is integrated with substantial trade show and convention, conference and meeting facilities, the Venetian Casino Resort’s competitive advantage in attracting trade show and convention, conference and meeting attendees could be adversely affected. Other cities such as Boston, Orlando, and Pittsburgh are also in the process of developing, or have announced plans to develop, convention centers and other meeting, trade and exhibition facilities.

The Macau Market

Introduction

Management believes that Macau is located amidst one of the world’s largest pools of potential gaming patrons. Located less than an hour away from Hong Kong via a hydrofoil ferry system, Macau is regarded as one of the largest and fastest-growing gaming markets in the world. Macau also has the advantage of sharing a border with China’s Guangdong province, which has approximately 100 million residents and is one of the most populous and prosperous regions of China. Approximately 16.7 million visitors arrived in Macau during 2004, according to the Macau Statistics and Census Service. Macau benefits from being the only market in China to offer legalized casino gaming.

Since the reversion of Macau from Portugal to China, gaming revenue in Macau has grown from approximately $1.7 billion in 1999 to approximately $5.3 billion in the twelve months ended December 31, 2004, reflecting a 25.54% compound annual growth rate, and visitor volume has grown from approximately 7.4 million in 1999 to approximately 16.7 million in 2004, a 18.0% compound annual growth rate. While the effect of severe acute respiratory syndrome held visitor volume growth to 3.1% in 2003, 2004 shows 40.3% growth as compared to 2003 according to the Macau Statistics and Census Service. Gaming customers traveling to Macau generally come from nearby countries in Asia, such as mainland China, Hong Kong, Taiwan, South Korea and Japan. It is estimated that there are approximately 1.0 billion people living within a three-hour flight from Macau and approximately 3.0 billion people within a five-hour flight from Macau. According to the Macau Statistics and Census Service Monthly Bulletin of Statistics, 87.4% of the tourists who visited Macau in 2004 came from Hong Kong or mainland China and the dominant feeder markets to Macau have been and continue to be Hong Kong and China. Although the absolute number of visitors from Hong Kong continues to grow, that market has shrunk as a percentage of the total visitor distribution from 67.2% in 1997 to 30.3% in 2004, while mainland China made up 57.1% of total visitors in 2004. The number of visitors from China has exhibited consistent growth from 1997 to 2004, with a 51.1% compound annual growth rate in the number of visitors for that period. Until recently, mainland Chinese were only permitted to visit Macau as part of a tour group. Now that these travel restrictions have been removed with respect to mainland Chinese from certain urban centers and economically developed regions, individual travel to Macau is expected to generate increased demand for casino offerings.

Macau as a Gaming and Resort Destination

In May 2004, the Sands Macao became the first Las Vegas-style casino to open in Macau. Our superior gaming product is expected to enable us to capture a meaningful share of the overall growth of the market, including the VIP player market segment, in Macau. Although we believe that the continued improvement of the casino gaming regulations by the Macau government, including the enactment of casino credit and collection legislation effective July 1, 2004, will enable us to effectively compete in the VIP player market segment, our business in Macau may not be able to realize the full benefits of extending credit to our customers if laws are not changed.

Gaming revenues in Macau in 2004 reached a record $5.3 billion, a 44% increase over 2003. Gaming revenues are expected to reach yet another record in 2005 as gaming revenues for the three-month period ending March 31, 2005 totaled $1.4 billion. Visitation was up 40.3% in 2004 compared to 2003.

According to Macau Statistics and Census Service Monthly Bulletin of Statistics, in 2004, 23.7% of visitors traveling to Macau stayed overnight in hotels and guestrooms and, for those who stayed overnight in hotels and guestrooms, the average length of stay was only 1.15 nights. Management expects this length of stay to increase with increased visitation, the expansion of gaming and the addition of upscale hotel resort accommodations in Macau. According to the Macau Statistics and Census Service, in December 2004, there were 39 hotels and 31 guest houses in operation in Macau, of which nine were classified as “5-star”. These hotels and guest houses maintained 9,168 rooms and experienced approximately 75.6% occupancy rates in 2004.

Table games are the dominant form of gaming in Asia. Baccarat is by far the most popular game, followed by blackjack, “big and small,” roulette and other traditional U.S. and Asian games. Slot machines are offered in Macau, but they are few in number because the structure of the gaming market in Macau has historically favored table gaming. However, with the increase in the mass market gaming in Macau, this is changing and slot machines of international standards are becoming an important feature of the market. We believe the limited emphasis on slot machines in the past also reflects the market’s perception that slots offered in Macau were an inferior slot product. By contrast, in other gaming venues catering to an Asian clientele, slot machines are in high demand and profitable. We expect the slots business to grow in Macau and we intend to introduce more modern and popular products to appeal to the Asian marketplace.

We believe that as new facilities and standards of service are introduced, Macau will become an even more desirable tourist destination and has the potential to become a larger gaming market than Las Vegas. The improved experience of visitors to Macau should lead to longer stays and an increased number of return trips from existing feeder markets and the opening of several new feeder markets. The gaming licensees selected to invest in gaming facilities and foster the growth of the Macau gaming market have committed to invest in Macau a total of at least 17.5 billion patacas (approximately $2.2 billion at exchange rates in effect on March 31, 2005). The substantial financial commitment by these gaming licensees is expected to help boost future gaming revenue and stimulate investment in other Macau tourism and leisure activities. In 2004, China’s gross domestic product totaled $1.64 trillion compared to $605 billion in 1993. We believe that a wealthier Chinese middle class will lead to increased travel to Macau and generate increasing demand for gaming entertainment and casino resort offerings. We also believe that the combination of less onerous travel restrictions, greater ability of Chinese citizens to bring renminbi to Macau, increasing regional wealth and the build-out of world-class facilities will convert Macau from primarily a day-trip market to a multi-day travel destination similar to Las Vegas, where management estimates the average visitor stays approximately three nights.

Proximity to Major Asian Cities

Gaming customers from Hong Kong, southeast China, Taiwan and other locations in Asia can reach Macau in a relatively short period of time, using a variety of methods of transportation, and visitors from more distant locations in Asia can take advantage of short travel times by air to Macau or to Hong Kong (followed by a short water ferry or helicopter trip to Macau). The relatively easy access from major population centers promotes Macau as a popular gaming destination in Asia.

Macau draws a significant number of gaming customers from both visitors and residents of Hong Kong. One of the major methods of transportation to Macau from Hong Kong is the hydrofoil ferry service. The hydrofoil ferry offers service up to five times per hour, with trips to and from Macau taking under an hour. Macau is also accessible from Hong Kong by helicopter in approximately 20 to 30 minutes.

Macau completed construction of an international airport in 1995 that provides direct air service to many major cities in Asia, such as Manila, Singapore, Taipei, Bangkok, Beijing and Shanghai. The Macau International Airport can accommodate large commercial airliners and has regularly scheduled air service to approximately 20 cities, including at least 11 in China, with links to numerous other major Asian destinations.

The Macau pataca and the Hong Kong dollar are linked to each other and, in many cases, are used interchangeably in Macau. However, currency exchange controls and restrictions on the export of currency by certain countries may negatively impact the success of our operations. For example, there are currently existing currency exchange controls and restrictions on the export of the renminbi, the currency of China. Restrictions on the export of the renminbi may impede the flow of gaming customers from China to Macau, inhibit the growth of gaming in Macau and negatively impact our gaming operations.

Competition in Macau

Gaming in Macau is administered as a government-sanctioned concession awarded to three different concessionaires. We will face increased competition if any of the existing concessionaires constructs new, or renovates pre-existing casinos in Macau. The Macau government is precluded by contract from granting any additional gaming concessions until 2009. In addition, the current laws only permit three gaming concessions, although future subconcessions are permitted. However, the laws could change and permit the Macau government to grant additional gaming concessions before 2009. In April 2005, MGM Mirage’s joint venture obtained a subconcession under SJM’s existing concession allowing it to conduct gaming operations in Macau. If the Macau government were to allow additional competitors to operate in Macau through the grant of additional concessions or subconcessions, we would face additional competition, which could have a material adverse effect on our financial condition and results of operations.

SJM holds one of the three concessions. SJM currently operates 16 facilities throughout Macau. Historically, SJM was the only gaming operator in Macau, with over 40 years of operating experience in Macau. Most of its 16 casinos are relatively small facilities that are offered as amenities in hotels, however a few are large operations enjoying recognition by gaming customers. SJM was obligated to invest at least approximately 4.7 billion patacas (approximately $585.1 million at exchange rates in effect on March 31, 2005) Macau by December 2004 under its concession agreement with the government of Macau. SJM’s projects include the upgrade of the Lisboa Hotel, Macau’s largest hotel with approximately 1,000 rooms, the development of a multimillion dollar Fisherman’s Wharf entertainment complex and a potential new casino hotel project. According to press reports, the managing director of SJM, Stanley Ho, has entered into an agreement with Publishing and Broadcasting Ltd., Australia’s biggest casino owner, under which Publishing and Broadcasting Ltd. will own a minority stake in Mr. Ho’s Park Hyatt hotel and casino development in Macau. MGM has recently announced that it has entered into a joint venture agreement with Mr. Ho’s daughter, Pansy Ho Chiu-king, to develop, build and operate a major hotel-casino resort in Macau. In April 2005, MGM Mirage’s joint venture obtained a subconcession under the SJM concession allowing it to conduct gaming operations in Macau. Construction on MGM Grand Macau, which is budgeted to cost $975 million, began in May in 2005 and the resort is scheduled to open in 2007.

Galaxy holds a concession and has the ability to operate casino properties independent of us. Galaxy is obligated to invest at least 4.4 billion patacas (approximately $547.7 million at exchange rates in effect on March 31, 2005) by June 2012 under its concession agreement with the government of Macau. Galaxy currently operates one small casino in Macau.

Wynn Macau, a subsidiary of Wynn Resorts, Ltd., holds the third concession and is expected to open a facility in August 2006. Wynn Resorts, Ltd. is obligated to invest at least 4.0 billion patacas (approximately $497.9 million at exchange rates in effect on March 31, 2005) by June 27, 2009 under its concession agreement with the government of Macau. Wynn Resorts, Ltd. has recently begun construction of a facility that would be comprised of an approximately 580-room hotel, a casino and other non-gaming amenities with a total estimated cost of $705.0 million as reported in its public filings.

We will also face competition from casinos located in other areas of Asia, such as the major gaming and resort destination Genting Highlands Resort, located outside of Kuala Lumpur, Malaysia and casinos in South Korea and the Philippines, as well as pachinko and pachislot parlors in Japan. We will also encounter competition from other major gaming centers located around the world, such as Australia and Las Vegas, cruise ships in Asia that offer gaming, and illegal casinos throughout Asia.

United Kingdom

One of our subsidiaries has entered into agreements to develop and lease gaming entertainment facilities with three prominent football clubs in the United Kingdom, Rangers Football Club PLC Sheffield United Football Club Limited and Manchester United Football Club, and we are in discussions with several others to build entertainment and gaming facilities in major cities. Each of these agreements is subject to conditions, including the enactment of appropriate gaming legislation within the United Kingdom and the award of a gaming license for the applicable facility. If these conditions have not been satisfied by an agreed-upon deadline, which can be extended under certain circumstances, either party will be entitled to terminate the agreement at any time after that date.

The agreement with Rangers Football Club PLC relates to an island site very close to the current Glasgow Rangers Ibrox stadium. The agreement provides for the development of a gaming facility and includes a land lease, which will be for an initial period of 25 years with up to 25 options to renew for five years each. In addition, we will have the right to utilize certain trademarks held by Rangers Football Club PLC. Las Vegas Sands Opco has agreed to guarantee the development obligations of our subsidiary and certain base rent obligations under the land lease, subject to obtaining any necessary consent from its lenders.

The agreement with Sheffield United Football Club Limited provides for the development of a gaming facility and includes a land lease, which will be for an initial term of 35 years with 12 options to renew for five years each. Las Vegas Sands Opco has also agreed to enter into a guarantee in respect of the development obligations of our subsidiary only. This guarantee will not be effective unless it is permitted under the terms of its debt instruments.

The agreement with Manchester United provides for the parties to build a resort and casino near Manchester United’s Old Trafford stadium. The proposal includes plans for a five-star luxury hotel, restaurants, health club, sports bar and casino. The plans are conditional upon the project receiving a licence to include a casino as part of the complex.

Singapore

We are currently exploring the possibility of operating casino resorts in certain additional Asian jurisdictions, including Singapore, Japan and Thailand. In February 2005, we submitted to the government of Singapore our response to the government’s “Request for Concept.” On April 18, 2005, the Singapore government announced its decision to move forward with gaming legislation. In May 2005, we submitted to the government of Singapore comments to the government’s draft “Request for Proposal” documents setting forth the procedures for an auction process for a mixed use gaming, convention and entertainment resort. The Singapore government is expected to publish formal “Request for Proposal” documents by the end of June 2005 and make a selection among bidders by the end of 2005.

Bethlehem, Pennsylvania

On December 3, 2004, following the recent enactment of legislation legalizing slot machine gaming in Pennsylvania, our subsidiary Las Vegas Sands Opco entered into a contribution agreement with Bethworks Now, LLC. Bethworks is the current fee owner of an approximately 124 acre site located in Bethlehem, Pennsylvania. If a slot machine license under the new legislation is granted for the site, the parties intend to jointly own and develop the property for use as a casino complex and, potentially, a hotel with meeting rooms and retail, restaurant, movie theater, office and other commercial uses.

Simultaneously with the execution of the contribution agreement, Las Vegas Sands Opco paid approximately $2.25 million to Bethworks to partially reimburse Bethworks for property-related expenses previously incurred by Bethworks. Until the gaming license is obtained, Las Vegas Sands Opco will pay all ongoing operating expenses with respect to the property. When and if the license is obtained, Las Vegas Sands Opco is required to make a $2.0 million payment to Bethworks and the entire property will be contributed by Bethworks to a Bethworks-Las Vegas Sands Opco subsidiary joint venture.

The Bethlehem development is subject to a number of conditions, including obtaining the gaming license.

Advertising and Marketing

We advertise in many types of media, including television, radio, newspapers, magazines, and billboards, to promote general market awareness of the Venetian Casino Resort as a unique vacation, business and convention destination due to our first-class hotel, casino, retail stores, restaurants and other amenities. The Sands Macao also provides advertising and direct marketing of its casino. We actively engage in direct marketing, which is targeted at specific market segments, including the premium slot and table games markets and free and independent market. These direct marketing efforts involve our issuing invitations to the various parties hosted by the Venetian Casino Resort at peak periods, such as New Year’s Eve, Super Bowl Weekend, Final Four Weekend, Chinese New Years and when boxing matches are held in Las Vegas. We issue invitations by conducting direct mail and e-mail campaigns, as well as placing personal phone calls and making personal visits to select customers. Invitation lists are created by our casino-marketing department using a database containing information collected from our casino and hotel customers. We also engage in database marketing, which focuses on high frequency, high-margin market segments such as the high-roller gaming market.

Regulation and Licensing

State of Nevada

The ownership and operation of casino gaming facilities in the State of Nevada are subject to the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, the “Nevada Act”) and various local regulations. Our gaming operations are also subject to the licensing and regulatory control of the Nevada Gaming Commission (the “Nevada Commission”), the Nevada Gaming Control Board (the “NGCB”) and the Clark County Liquor and Gaming Licensing Board (the “CCLGLB” and, together with the Nevada Commission and the NGCB, the “Nevada Gaming Authorities”).

The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy that are concerned with, among other things:

•	the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;

•	the establishment and maintenance of responsible accounting practices and procedures;

•	the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record-keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;

•	the prevention of cheating and fraudulent practices; and

•	the establishment of a source of state and local revenues through taxation and licensing fees.

Any change in such laws, regulations and procedures could have an adverse effect on our gaming operations or on the operation of the Venetian Casino Resort and the Palazzo Casino Resort.

Las Vegas Sands Opco is licensed by the Nevada Gaming Authorities to operate a casino. The gaming license requires the periodic payment of fees and taxes and is not transferable. We are registered with the Nevada Commission as a publicly-traded corporation (“Registered Corporation”). As a Registered Corporation, all of the following Nevada gaming regulatory requirements described below are applicable to us. As such, we must periodically submit detailed financial and operating reports to the Nevada Gaming Authorities and furnish any other information that the Nevada Gaming Authorities may require. No person may become a stockholder of, or receive any percentage of the profits from, Las Vegas Sands Opco without first obtaining licenses and approvals from the Nevada Gaming Authorities. Las Vegas Sands Opco operates the Venetian casino and expects to operate the Palazzo casino pursuant to casino leases between Las Vegas Opco and Venetian Casino Resort, LLC and our subsidiary Lido Casino Resort, LLC, which we refer to as the Palazzo subsidiary. The lease for the Venetian casino provides and the lease for the Palazzo casino will provide for a fixed monthly rental payment. Las Vegas Sands Opco possesses all state and local government registrations, approvals, permits and licenses required in order for us to engage in gaming activities at the Venetian Casino Resort, and we will apply for all state and local government registrations, approvals, permits and licenses that may be required in order for us to engage in gaming activities at the Palazzo Casino Resort.

The Nevada Gaming Authorities may investigate any individual who has a material relationship to or material involvement with us or the Palazzo subsidiary to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Our officers, directors and certain of our key employees must file applications and be licensed by the Nevada Gaming Authorities.

The Nevada Gaming Authorities may deny an application for licensing or a finding of suitability for any cause they deem reasonable. A finding of suitability is comparable to licensing; both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability, or the gaming licensee by whom the applicant is employed or for whom the applicant serves, must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities, and in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position.

If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or to have an inappropriate relationship with us, we would have to sever all relationships with such person. In addition, the Nevada Commission may require us to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

We are required to submit periodic detailed financial and operating reports to the Nevada Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by us must be reported to or approved by the Nevada Commission.

If it were determined that the Nevada Act was violated by us, the registration and gaming licenses we then hold could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, we and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Further, a supervisor could be appointed by the Nevada Commission to operate the Venetian Casino Resort and the Palazzo Casino Resort and, under certain circumstances, earnings generated during the supervisor’s appointment (except for the reasonable rental value of the Venetian Casino Resort and the Palazzo Casino Resort) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming registration or license or the appointment of a supervisor could (and revocation of any gaming license would) materially adversely affect our gaming operations.

Any beneficial holder of our voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have its suitability as a beneficial holder of our voting securities determined if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

The Nevada Act requires any person who acquires more than 5% of our voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of our voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing.

Under certain circumstances, an “institutional investor” as defined in the Nevada Act, which acquires more than 10% but not more than 15% of our voting securities, may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities only for investment purposes. An institutional investor shall not be deemed to hold voting securities only for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investment and not for the purpose of causing, directly or indirectly, the election of a majority of the members of our board of directors, any change in our corporate charter, by-laws, management, policies or our operations or any of our gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding our voting securities only for investment purposes. Activities that are not deemed to be inconsistent with holding voting securities only for investment purposes include: (1) voting on all matters voted on by stockholders; (2) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in management, policies or operations; and (3) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners.

Under a provision of the Nevada Act, under certain circumstances, an “institutional investor” as defined in the Nevada Act, which intends to acquire not more than 15% of any class of securities of a privately-held corporation, limited partnership or limited liability company that is also a registered holder or intermediary company of the holder of a gaming license, may apply to the Nevada Commission for a waiver of the usual prior licensing or finding of suitability requirements if such institutional investor holds such securities only for investment purposes. An institutional investor shall not be deemed to hold securities only for investment purposes unless the securities were acquired and are held in the ordinary course of business as an institutional investor, do not give the institutional investor management authority, and do not, directly or indirectly, allow the institutional investor to vote for the election or appointment of members of the board of directors, a general partner or manager, cause any change in the articles of organization, operating agreement, other organic document, management, polices or operations, or cause any other action that the Nevada Commission finds to be inconsistent with holding securities only for investment purposes. Activities that are not deemed to be inconsistent with holding securities only for investment purposes include:

•	nominating any candidate for election or appointment to the entity’s board of directors or equivalent in connection with a debt restructuring;

•	making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in the entity’s management, polices or operations; and

•	such other activities as the Nevada Commission may determine to be consistent with such investment intent.

If the beneficial holder of securities who must be licensed or found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

Any person who fails or refuses to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board may be found to be unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found to be unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a Registered Corporation beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. We are subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us, we:

•	pay that person any dividend or interest upon voting securities of us;

•	allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person;

•	pay remuneration in any form to that person for services rendered or otherwise; or

•	fail to pursue all lawful efforts to require such unsuitable person to relinquish his or her voting securities for cash at fair market value.

Our charter documents include provisions intended to help us comply with these requirements.

Additionally, the CCLGLB has taken the position that it has the authority to approve all persons owning or controlling the stock of any corporation holding a gaming license.

The Nevada Commission may, in its discretion, require the holder of any debt security of a Registered Corporation to file an application, be investigated and be found suitable to own the debt security of such Registered Corporation. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it:

•	pays to the unsuitable person any dividend, interest, or any distribution whatsoever;

•	recognizes any voting right by such unsuitable person in connection with such securities;

•	pays the unsuitable person remuneration in any form; or

•	makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

We are required to maintain a current stock ledger in Nevada that may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities and we are also required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. We are also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to require our stock certificates to bear a legend indicating that such securities are subject to the Nevada Act. However, to date the Nevada Gaming Commission has not imposed such a requirement on us.

We cannot make a public offering of any securities without the prior approval of the Nevada Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. On October 21, 2004, the Nevada Commission granted us prior approval to make public offerings for a period of 2 years, subject to certain conditions (the “Shelf Approval”). The Shelf Approval includes prior approval by the Nevada Commission for us to place restrictions on the transfer of the equity securities of our corporate subsidiaries licensed in Nevada and to enter into agreements not to encumber such equity securities. However, the Shelf Approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the NGCB. This exchange offer is being made pursuant to the Shelf Approval. The Shelf Approval does not constitute a finding, recommendation, or approval by the Nevada Commission or the NGCB as to the investment merits of any securities offered under the Shelf Approval. Any representation to the contrary is unlawful.

Changes in our control through a merger, consolidation, stock or asset acquisition, management or consulting agreement, or any act or conduct by any person whereby he or she obtains control, shall not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and the Nevada Commission concerning a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process of the transaction.

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licensees, and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially-adverse effects of these business practices upon Nevada’s gaming industry and to further Nevada’s policy to:

•	assure the financial stability of corporate gaming operators and their affiliates;

•	preserve the beneficial aspects of conducting business in the corporate form; and

•	promote a neutral environment for the orderly governance of corporate affairs.

Approvals are, in certain circumstances, required from the Nevada Commission before we can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated.

The Nevada Act also requires prior approval of a plan of recapitalization proposed by the board of directors in response to a tender offer made directly to the Registered Corporation’s stockholders for the purposes of acquiring control of the Registered Corporation.

License fees and taxes, computed in various ways depending upon the type of gaming or activity involved, are payable to the State of Nevada and to Clark County, Nevada. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon:

•	a percentage of the gross revenues received;

•	the number of gaming devices operated; or

•	the number of table games operated.

In addition, an excise tax is paid by us on taxable admission charges and taxable sales of food, refreshments and merchandises in, any facility where certain forms of live entertainment are provided.

Any person who is licensed, required to be licensed, registered, required to be registered, or under common control with such persons (collectively, “Licensees”), and who proposes to become involved in a gaming operation outside of Nevada, is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of any investigation by the Nevada Board into their participation in such foreign gaming operation. The revolving fund is subject to increase or decrease at the discretion of the Nevada Commission. Thereafter, Licensees are also required to comply with certain reporting requirements imposed by the Nevada Act. Licensees are also subject to disciplinary action by the Nevada Commission if they knowingly violate any laws of any foreign jurisdiction pertaining to such foreign gaming operation, fail to conduct such foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engage in activities that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employ a person in such foreign operation who has been denied a license or a finding of suitability in Nevada on the ground of personal unsuitability or who has been found guilty of cheating at gambling.

The sale of alcoholic beverages by us on the premises of the Venetian Casino Resort, the Palazzo Casino Resort and the Sands Expo Center is subject to licensing, control, and regulation by the applicable local authorities. We have obtained Clark County gaming and liquor licenses. All licenses are revocable and are not transferable. The agencies involved have full power to limit, condition, suspend or revoke any such licenses, and any such disciplinary action could (and revocation of such licenses would) have a material adverse effect upon our operations.

The NGCB investigates or reviews the records of gaming companies for compliance with gaming regulations as part of its regular oversight functions. We have been investigated for thirteen violations, which resulted in a penalty of $663,000 and regulatory investigation costs of $337,000 being assessed by and paid to the NGCB during March 2004. The violations for which we were investigated include the following:

•	the drawing for prizes in Chinese New Year celebrations where an executive pre-selected the winner of a grand prize drawing for an automobile and also pre-determined two patrons to be the winners of two promotional chip prizes;

•	an instance where certain marketing executives extended credit to nine patrons with the knowledge that such patrons did not qualify for credit lines, resulting in unpaid credit obligations;

•	the mishandling of a cash payment received from a patron to be applied toward the patron’s credit balance. The NGCB found in this instance that we had not provided the employee training regarding proper procedures for depositing cash payments;

•	the placement of two bets at our sports book on behalf of a patron located outside Nevada;

•	certain instances of non-compliance with procedures to obtain documentation acknowledging receipt of promotional disbursements by patrons, non-compliance with procedures to create reliable documentation showing that promotional disbursements were authorized by our executives and certain instances of erroneous documentation of the method of payment to patrons of promotional gifts or disbursements during the period from May 1999 to January 2001;

•	certain instances of non-compliance with our procedures relating to the voiding of credit instruments during the period shortly after the opening of the Venetian Casino Resort; and

•	two instances of improper purchase of wine from a non-licensed distributor and the ensuing failure to suspend the distribution of this wine to tenant restaurants and their customers.

We self-reported the pre-selection of the grand-prize winner in the drawing and the extension of credit issue to the NGCB. In addition, to the extent applicable, we have modified our procedures and taken other remedial measures to prevent such violations from recurring.

Macau

We are subject to licensing and control under applicable Macau law. We are required to be licensed by the Macau gaming authorities to operate a casino. We must pay periodic fees and taxes, and our gaming license is not transferable. We must periodically submit detailed financial and operating reports to the Macau gaming authorities and furnish any other information that the Macau gaming authorities may require. No person may acquire any rights over the shares or assets of our subsidiary Venetian Macau without first obtaining the approval of the Macau gaming authorities. Similarly, no person may enter into possession of its premises or operate them through a management agreement or any other contract or through step in rights without first obtaining the approval of, and receiving a license from, the Macau gaming authorities. The transfer or creation of encumbrances over ownership of shares representing the share capital of Venetian Macau or other rights relating to such shares, and any act involving the granting of voting rights or other stockholders’ rights to persons other than the original owners, would require the approval of the Macau government and the subsequent report of such acts and transactions to the Macau gaming authorities.

Our subconcession agreement requires approval of the Macau Government for transfers of shares, or of any rights over such shares, in any of the direct or indirect stockholders in Venetian Macau, including us, provided that such shares or rights are directly or indirectly equivalent to an amount that is equal or higher than 5% of the share capital in Venetian Macau This approval requirement will not apply, however, if the securities are listed and tradable on a stock market. In addition, this agreement requires that the Macau government be given notice of the creation of any encumbrance or the grant of voting rights or other stockholder’s rights to persons other than the original owners on shares in any of the direct or indirect stockholders in Venetian Macau, including us, provided that such shares or rights are indirectly equivalent to an amount that is equal or higher than 5% of the share capital in Venetian Macau This notice requirement will not apply, however, to securities listed and tradable on a stock exchange.

The Macau gaming authorities may investigate any individual who has a material relationship to, or material involvement with, us to determine whether our suitability and/or financial capacity is affected by this individual. Our shareholders with 5% or more of the share capital, directors and some of our key employees must apply for and undergo a finding of suitability process and maintain due qualification during the subconcession term, and accept the persistent and long-term inspection and supervision exercised by the Macau government. Venetian Macau is required to immediately notify the Macau government should Venetian Macau become aware of any fact that may be material to the appropriate qualification of any shareholder who owns 5% of the share capital, or any director or key employee. Changes in licensed positions must be reported to the Macau gaming authorities, and in addition to their authority to deny an application for a finding of suitability or licensure, the Macau gaming authorities have jurisdiction to disapprove a change in corporate position. If the Macau gaming authorities were to find one of our officers, directors or key employees unsuitable for licensing, we would have to sever all relationships with that person. In addition, the Macau gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Macau.

Any person who fails or refuses to apply for a finding of suitability after being ordered to do so by the Macau gaming authorities may be found unsuitable. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a registered corporation beyond the period of time prescribed by the Macau gaming authorities may lose his rights to the shares. We will be subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us, we:

•	pay that person any dividend or interest upon its shares;

•	allow that person to exercise, directly or indirectly, any voting right conferred through shares held by that person;

•	pay remuneration in any form to that person for services rendered or otherwise; or

•	fail to pursue all lawful efforts to require that unsuitable person to relinquish its shares.

The Macau gaming authorities also have the authority to approve all persons owning or controlling the stock of any corporation holding a gaming license.

The Macau gaming authorities also require prior approval for the creation of liens and encumbrances over Venetian Macau’s assets and restrictions on stock in connection with any financing.

The Macau gaming authorities must give their prior approval to changes in control of Venetian Macau through a merger, consolidation, stock or asset acquisition, management or consulting agreement or any act or conduct by any person whereby he or she obtains control. Entities seeking to acquire control of a registered corporation must satisfy the Macau gaming authorities concerning a variety of stringent standards prior to assuming control. The Macau Gaming Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process of the transaction.

The Macau gaming authorities may consider that some management opposition to corporate acquisitions, repurchases of voting securities and corporate defense tactics affecting Macau gaming licensees, and registered corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming.

The Macau gaming authorities also have the power to supervise gaming licensees in order to:

•	assure the financial stability of corporate gaming operators and their affiliates;

•	preserve the beneficial aspects of conducting business in the corporate form; and

•	promote a neutral environment for the orderly governance of corporate affairs.

The subconcession agreement requires the Macau gaming authorities’ prior approval of any recapitalization plan proposed by Venetian Macau’s board of directors. The Chief Executive of Macau could also require Venetian Macau to increase its share capital if he deemed it necessary.

Non-compliance with these obligations could lead to the revocation of Venetian Macau’s gaming subconcession.

The Sands Macao was constructed and is operated, and the Venetian Macau Casino Resort will be constructed and operated, under our subconcession agreement. This subconcession excludes the following gaming activities: mutual bets, gaming activities provided to the public, interactive gaming and games of chance or other gaming, betting or gambling activities on ships or planes. Our subconcession is exclusively governed by Macau law. We are subject to the exclusive jurisdiction of the courts of Macau in case of any potential dispute or conflict relating to our subconcession.

Under the subconcession agreement, we are obligated to develop and open the Venetian Macao Casino Resort by June 2006 and a convention center by December 2006. We are also obligated to operate casino games of chance or games of other forms in Macau and to invest, or cause to be invested, at least 4.4 billion patacas (approximately $547.7 million at exchange rates in effect on March 31, 2005) in various development projects in Macau by June 2009. The construction and development costs of the Sands Macao will be applied to the fulfillment of this total investment obligation to the Macau government. It is expected that the construction and development costs of the Venetian Macao Casino Resort and additional capital improvements of the Sands Macao will satisfy the remainder of these obligations, including our obligation to build a convention center. However, we will need an extension of the June 2006 construction deadline for the Venetian Macao Casino Resort, which we currently expect to open in the second quarter of 2007. See “—Risk Factors—Risks Associated with Our International Operations—We are required to make substantial additional investments in Macau and build and open the Venetian Macao Casino Resort by June 2006 and a convention center by December 2006. Unless we obtain an extension, we will lose our right to continue to operate the Sands Macao or any other facilities developed under the subconcession.”

Our subconcession agreement expires on June 26, 2022. Unless our subconcession is extended, on that date, all our casino operations and related equipment in Macau will automatically be transferred to the Macau government without compensation to us and we will cease to generate any revenues from these operations. Beginning on June 27, 2017, the Macau government may redeem our subconcession by giving us at least one year prior notice and by paying us fair compensation or indemnity. The amount of such compensation or indemnity will be determined based on the amount of revenue generated during the tax year prior to the redemption. See “Risk Factors—Risks Associated with Our International Operations—We will stop generating any revenues from our Macau gaming operations if we cannot secure an extension of our subconcession in 2022 or if the Macau government exercises its redemption right in 2017.”

The Macau government also has the right, after consultation, to unilaterally terminate, without compensation to us, the subconcession at any time upon the occurrence of specified events of default. See “—Risk Factors—Risks Associated with Our International Operations—The Macau government can terminate our subconcession under certain circumstances without compensation to us, which could have a material adverse effect on our operations and financial condition.” The subconcession agreement does not provide a specific cure period within which any such events of default may be cured. We must rely on consultations and negotiations with the Macau government to give us an opportunity to remedy any such default. Accordingly, we are dependent on our continuing communications and good faith negotiations with the Macau government to ensure that we are performing our obligations under the subconcession in a manner that would avoid a default thereunder.

The subconcession agreement contains various general covenants and obligations and other provisions, the compliance with which is subjective. We have the following obligations under the subconcession agreement:

•	ensure the proper operation and conduct of casino games;

•	employ people with appropriate qualifications;

•	operate and conduct casino games of chance in a fair and honest manner without the influence of criminal activities; and

•	safeguard and ensure Macau’s interests in tax revenue from the operation of casinos and other gaming areas.

In addition, the subconcession agreement requires us to maintain a certain minimum level of insurance. Failure to satisfy these requirements could result in a default under the subconcession. We are also subject to certain reporting requirements in Macau, including to the Macau Gambling Inspection and Coordination Bureau.

Under the subconcession, we are obligated to pay to the Macau government an annual premium with a fixed portion and a variable portion based on the number and type of gaming tables employed and gaming machines operated by us. The fixed portion of the premium is equal to 30 million patacas (approximately $3.7 million at exchange rates in effect on March 31, 2005). The variable portion is equal to 300,000 patacas per gaming table reserved exclusively for certain kinds of games or players, 150,000 patacas per gaming table not so reserved and 1,000 patacas per electrical or mechanical gaming machine, including slot machines (approximately $37,346, $18,673 and $124.5, respectively, at exchange rates in effect on March 31, 2005), subject to a minimum of 45 million patacas (or $5.6 million at exchange rates in effect on March 31, 2005). The variable portion of our premium is subject to renegotiations in 2005. We also have to pay a special gaming tax of 35% of gross gaming revenues and applicable withholding taxes. We must also contribute 4% of our gross gaming revenue to utilities designated by the Macau government, a portion of which must be used for promotion of tourism in Macau. This percentage will be subject to change in 2010.

Currently, the gaming tax in Macau is calculated as a percentage of gross gaming revenue. However, unlike Nevada, gross gaming revenue does not include deductions for credit losses. As a result, if we extend credit to our customers in Macau and are unable to collect on the related receivables from them, we have to pay taxes on our winnings from these customers even though we were unable to collect on the related receivables from them. If the laws are not changed, our business in Macau may not be able to realize the full benefits of extending credit to our customers. Although there are proposals to revise the gaming tax laws in Macau, there can be no assurance that the laws will be changed.

We have received a concession from the Macau government to use a six-acre parcel of land for the Sands Macao. The land concession will expire in 2028 and is renewable. The land concession requires us to pay a premium which is payable over a number of years. In addition, we are also obligated to pay rent annually for the term of the land concession. The rent amount may be revised every five years by the Macau government. See the note entitled “Commitments and Contingencies—Macau Casino Projects” of our consolidated financial statements for more information on our payment obligation under this concession. We have applied to the Macau government for a land concession for the west side of the Cotai Strip, including the site of the Venetian Macao Casino Resort. The land concession will require us to pay certain premiums and rent.

We have received an exemption from Macau’s corporate income tax on profits generated by the operation of casino games of chance for the five-year period ending December 31, 2008.

Employees

We directly employ approximately 5,600 employees in connection with the Venetian Casino Resort, approximately 100 employees in connection with the Sands Expo Center and approximately 4,900 employees in connection with the Sands Macao. In addition, we hire temporary employees on an as needed basis at the Venetian Casino Resort. The Venetian Casino Resort’s employees are not covered by collective bargaining agreements. Most, but not all, major casino resorts situated on the Strip have collective bargaining contracts covering at least some of the labor force at such sites. We believe that we have good relations with our employees, as evidenced by the fact that we have been voted as the “Best Place to Work in Southern Nevada” by the Southern Nevada Human Resources Association.

The unions currently on the Strip include the Local 226 of the Hotel Employees and Restaurant Employees International Union, the Operating Engineers Union and the Teamsters Union. Local 226 has requested us to recognize it as the bargaining agent for employees of the Venetian Casino Resort. We have declined to do so, believing that current and future employees are entitled to select their own bargaining agent, if any. In the past, when other hotel-casino operators have taken a similar position, Local 226 has engaged in certain confrontational and obstructive tactics, including contacting potential customers, tenants, and investors, objecting to various administrative approvals and picketing. Local 226 has engaged in such tactics with respect to the Venetian Casino Resort and may continue to do so. Although we believe we will be able to operate despite such dispute, no assurance can be given that we will be able to do so or that the failure to do so would not result in a material adverse effect on our results of operations, cash flows, or financial position. Although no assurances can be given, if employees decide to be represented by labor unions, management does not believe that such representation would have a material impact upon our results of operations, cash flows, or financial position.

We are not aware of any union activity at the Sands Macao.

Certain casual culinary personnel are hired from time to time for trade shows and conventions at the Sands Expo Center and are covered under a collective bargaining agreement between the Local 226 and the Sands Expo Center. This collective bargaining agreement expired in December 2000. As a result, the Sands Expo Center is operating under the terms of the expired bargaining agreement with respect to these employees.

Properties

We own an approximately 60-acre parcel of land on which the Venetian Casino Resort and Sands Expo Center sit and on which the Palazzo Casino Resort will be constructed. We own this parcel of land in fee simple, subject to certain easements, encroachments and other non-monetary encumbrances and the security interests described below.

Las Vegas Sands Opco’s amended and restated senior secured credit facility is, subject to certain exceptions, secured by a first priority security interest (subject to permitted liens) in substantially all of Las Vegas Sands Opco’s property. The Phase II mall construction loan is secured by first priority security interests in substantially all of the assets of Phase II Mall Subsidiary, LLC and Phase II Mall Holding, LLC. The Interface mortgage loan is secured by a first priority mortgage on the Sands Expo Center and by certain other related collateral.

We have received a concession from the Macau government to use a six-acre land site for the Sands Macao. We do not own the land site in Macau, however, the land concession, which will expire in 2028 and is renewable, grants us exclusive use of the land. The land concession requires us to pay a premium which is payable over a number of years. In addition, we are also obligated to pay rent annually for the term of the land concession. The rent amount may be revised every five years by the Macau government. See the note entitled “Commitments and Contingencies—Macau Casino Projects” of our consolidated financial statements for more information on our payment obligation under this concession. We have applied for a land concession for the site on which the Venetian Macao Casino Resort will be constructed.

Intellectual Property

Our principal intellectual property consists of the “Sands,” “Venetian” and “Palazzo” trademarks, all of which have been registered in the United States. In addition, we have also made application to register the marks “Cotai Strip”, “Macau Strip”, and “Asia’s Las Vegas” among others, in connection with our development projects in Macau. These trademarks are brand names under which we market our properties and services. We consider these brand names to be important to our business since they have the effect of developing brand identification. We believe that the name recognition, reputation, and image that we have developed attract customers to our facilities. Once granted, our trademark registrations are of perpetual duration so long as they are periodically renewed. It is our intent to maintain our trademark registrations.

Legal Proceedings

In addition to the matters described below, we are party to various legal matters and claims arising in the ordinary course of business. We do not expect that the final resolution of these ordinary course matters will have a material adverse impact on our financial position, results of operations or cash flows.

Construction Litigation

The construction of the principal components of the Venetian Casino Resort was undertaken by Lehrer McGovern Bovis, Inc. which we refer to as “Bovis” pursuant to a construction management agreement, as amended. Bovis’ obligations were guaranteed by its corporate parent companies. In 1999, Venetian Casino Resort, LLC filed a complaint against Bovis in the United States District Court for the District of Nevada relating to the construction of the Venetian Casino Resort. In response, Bovis filed a complaint against Venetian Casino Resort, LLC in the District Court of Clark County, Nevada state court action. Commencing in 2000, the construction manager and we engaged in certain arbitration proceedings ordered by the federal court.

In connection with these disputes, Bovis and its subcontractors filed certain mechanics liens against the Venetian Casino Resort. We have purchased surety bonds for virtually all of the claims underlying these liens. As a result, there can be no foreclosure of the Venetian Casino Resort in connection with the claims of the construction manager and its subcontractors. However, we will be required to pay or immediately reimburse the bonding company if and to the extent that the underlying claims are judicially determined to be valid. It is likely to take a significant amount of time for their validity to be judicially determined.

We have purchased an insurance policy for loss coverage in connection with all litigation relating to the construction of the Venetian Casino Resort. Under the insurance policy, we will self-insure the first $45.0 million of covered losses (excluding defense costs) and the insurer will insure defense costs and other covered losses up to the next $80.0 million. Approximately $26.6 million of the $80.0 million of policy limits has been utilized to date in connection with the litigation. The Insurance Policy provides coverage (subject to certain exceptions) for amounts determined in the construction litigation to be owed to Bovis or its subcontractors, and lien claims of, or acquired by, Bovis as well as any defense costs. The principal exclusions from coverage are lien claims of Bovis’ subcontractors against us which we refer to as direct claims and certain claims relating to infrastructure for the Palazzo, which is currently under construction which we refer to as Lido claims. Up to $36.5 million in direct claims and $8.5 million in Lido claims can be applied to satisfaction of the $45 million self-insured retention under the Insurance Policy.

After trial in the state court action, the jury awarded Bovis approximately $44.0 million in damages and awarded us approximately $2.0 million in damages. We have filed a notice of appeal to the Nevada Supreme Court and several motions for reconsideration to the trial court, which have not yet been ruled upon by the state court judge.

In May 2005, we entered into a settlement agreement with Midwest Drywall Company, one of the sub-contractors, which brought a direct claim. Upon satisfaction of certain conditions, including the Bovis state court trial judge agreeing to offset the principal and interest payments made by us to Midwest against the Bovis jury award and interest thereon, respectively, in the state court action, we will pay Midwest $5.3 million cash in full settlement of the claims against us by the sub-contractor. The judge is expected to rule on the proposed offset in the next several weeks. This payment, if made, will be credited toward our self-insured retention under the insurance policy, along with other payments for direct claims, up to an aggregate of $36.5 million. If the total amount paid by the Company to settle direct claims exceeds the final judgment in favor of Bovis at the conclusion of all arbitrations and appeal, the Nevada lien statutes would entitle us to recover back from Bovis that portion of the direct claim payments in excess of the amounts determined to be owed to Bovis. Bovis’ obligations to pay back these amounts to the Company is guaranteed by its former parent company, the Peninsular and Oriental Steam Navigation Company.

Notwithstanding the entry of judgment in the state court action, we have continued to pursue certain claims in the arbitration proceedings, which we believe may provide a basis for reducing the amount awarded to Bovis in the state court action. Because of the magnitude of the remaining open items in the arbitration proceedings, which we believe must be considered in any ultimate award between the parties; we are not able to determine with any reasonable certainty the value of such claims or the probability of success on such claims at this time. Accordingly, no accrual for a liability has been reflected in the accompanying financial statements for this matter, other than approximately $7.2 million, which we had previously accrued for unpaid construction costs and which have not yet been paid pending outcome of the litigation.

Based on the judgment in the state court action and the remaining open items in the arbitration proceedings, we estimate that our range of loss in this matter is from zero (or a gain if all remaining matters are determined in our favor and considering the existing accrual of approximately $7.2 million for unpaid construction costs) to approximately $70.0 million (the original verdict of $42.0 million plus $28.0 million, representing all remaining indemnity claims and arbitration matters) if we were to lose all remaining arbitration matters and related pending actions and appeals that counsel has advised are possible of loss, and that are not already included in the state court action. Such range of loss is before attorneys’ fees, costs and interest, which were awarded by the Court by Orders in March 2005 in the amount of $19.7 million in prejudgment interest, $9.2 million in costs and $9.6 million in attorneys’ fees. Substantially all of our attorneys’ fees and costs related to the defense and prosecution of claims arising out of this matter are being paid by the insurance policy.

There are three ways the state court judgment may change before it can be executed on by Bovis. First, if we are successful in proving our remaining claims in the federal court ordered arbitrations, the arbitration credit awards, in total, could, in our opinion, offset up to $28.0 million of the verdict. Second, we believe that certain elements of the verdict should be preempted because they are duplicative of items ordered to arbitration by federal court before the state court jury trial began. It is our position that the arbitration awards should be substituted for the portions of the verdict which overlap. In a March 2004 hearing, the state court judge acknowledged that the verdict and the judgment on the verdict will need to be adjusted after the completion of the arbitrations. Third, any amounts of principal and interest which we are obligated to pay to Bovis’ sub-contractors as a result of the direct claims for which we do not receive indemnity from Bovis should, in our opinion, be offset against principal and interest awarded in the state court judgment.

From the summer of 2000 to the present, we actively defended approximately 25 direct claims lawsuits in Nevada State Court brought by various Bovis sub-contractors, which brought claims directly against us for monies due the sub-contractors from Bovis as permitted by Nevada lien law, pre- and post-judgment interest on such amounts and related claims. Four direct claim trials ended in judgments in favor of the sub-contractors in the aggregate amounts of approximately $15.2 million including awarded interest, costs and attorneys’ fees, but not inclusive of post judgment interest which continues to accrue, but if paid, should be deductible from any post judgment interest due Bovis on its judgment. We are appealing all of these judgments. We cannot predict the outcomes of our appeals at this time. Our costs of appeal are being paid by the insurance policy and payments, if any, we make following the conclusion of the appeals will be credited toward our self-insured retention under the insurance policy, along with other payments relating to direct claims, up to an aggregate of $36.5 million.

A number of additional direct claims are scheduled for trial in the next 12 months. We intend to vigorously defend against each of these claims and cannot predict the outcomes of these matters at this time. Our defense costs in these matters are being paid by the insurance policy.

Because of the possibility of offsetting credits that may be awarded in the arbitrations described above and the elimination of duplicative claims through the substitution of arbitration awards, and/or payments in connection with the direct claims, for the state court action verdict, no single amount within our estimated range of any loss from this matter can be reasonably determined as an estimated loss. If there is a loss, such loss could be material to our results of operations in the period that the estimate is recorded.

Litigation Relating to Sands Macao

On October 15, 2004, Richard Suen and Round Square Company Limited filed an action against us, Las Vegas Sands Opco, Mr. Adelson and William Weidner in the District Court of Clark County, Nevada. The suit asserts a cause of action for breach of an alleged agreement to pay a success fee of $5.0 million and 2% of the net profit from our Macau resort operations to the plaintiffs in connection with their alleged assistance in securing a gaming concession in Macau. This suit also alleges fraud and quantum meruit in connection with these allegations. The plaintiffs are seeking unspecified damages, punitive damages and other costs, although the plaintiffs claim that damages could be in excess of $100.0 million. This action is in a preliminary stage and our legal counsel is currently not able to determine the probability of the outcome of this action. We intend to defend it vigorously, and have filed a motion to dismiss the fraud and quantum meruit claims (the “Motion to Dismiss”) on behalf of all defendants and a motion for summary judgment on all claims on behalf of Las Vegas Sands Corp. but not Las Vegas Sands Opco. (the “Motion for Summary Judgment”). An order was entered on March 1, 2005, dismissing the Motion to Dismiss without prejudice, dismissing Las Vegas Sands Corp. as a party without prejudice based on a stipulation to do so between the parties, dismissing the Motion for Summary Judgment as moot, and requiring the filing of an answer by the remaining defendants within 30 days after service of an amended complaint by Plaintiffs. Plaintiffs served us with an amended complaint on May 18, 2005. This action is in a preliminary stage and our legal counsel is currently not able to determine the probability of the outcome of this action.

Interface Group-Nevada Litigation

On October 17, 2003, Bear Stearns Funding, Inc. filed a lawsuit against Interface Group-Nevada. The plaintiff is seeking damages against Interface Group-Nevada for alleged breach of contract in the amount of approximately $1.5 million, plus interest and costs. The claim asserts that the amount is due as an agreed-upon fee in connection with Interface Group-Nevada’s prior $141.0 million mortgage loan, which was paid off in July 2004. Interface Group-Nevada has asserted six counter-claims against the plaintiff. The counterclaims against Bear Stearns allege that Bear Stearns’ sale of a subordinated component of the loan to a competitor constituted a breach of the loan agreement and a related agreement, that its transmission of information in connection with that sale constituted a misappropriation of Interface Group-Nevada’s trade secrets, and that it misrepresented to Interface Group-Nevada certain facts regarding the purchaser of the subordinated component. The counterclaims also allege that the Bear Stearns’ demand that Interface Group-Nevada purchase insurance not required by the loan agreement was motivated by Bear Stearns’ exclusion from participating in another financing, and that this action constituted a prima facie tort under New York law, and together with the other actions alleged in the counterclaims, constituted a breach of Bear Stearns’ duty of good faith and fair dealing. The counterclaims seek damages in an amount to be determined at trial but not less than $1.5 million, plus punitive damages of not less than $3.0 million on the fraud and prima facie tort causes of action. Interface Group-Nevada and its legal counsel are currently not able to determine the probability of the outcome of these matters. Plaintiff filed a Motion for Summary Judgment on the complaint seeking (i) judgment on the complaint in the approximate amount of $1.5 million plus interest, costs and attorneys fees, and (ii) dismissal of the counterclaims other than the two breach of contract counterclaims (the “Motion”). By Opinion and Order dated March 21, 2005, the Motion was denied in part and granted in part. The Court denied the request for judgment on the complaint, granted the request to dismiss the counterclaims alleging misappropriation of trade secrets, prima facie tort, and fraud, and granted the request to dismiss one of the two bases of the counterclaim alleging a breach of the covenant of good faith and fair dealing. Discovery in this matter has commenced. We are currently not able to determine the probability of the outcome of this matter.

MANAGEMENT

The table below sets forth the executive officers and directors of our company as of March 31, 2005.

Name	Age	Position
Sheldon G. Adelson	71	Chairman of the Board, Chief Executive Officer, Treasurer and Director
William P. Weidner	60	President, Chief Operating Officer and Director
Bradley H. Stone	50	Executive Vice President
Robert G. Goldstein	50	Senior Vice President
Scott D. Henry	40	Senior Vice President and Chief Financial Officer
Harry D. Miltenberger	62	Chief Accounting Officer, Vice President—Finance
Bradley K. Serwin	44	General Counsel and Secretary
Irwin Chafetz	68	Director
Charles D. Forman	58	Director
Michael A. Leven	67	Director
James L. Purcell	75	Director
Irwin A. Siegel	64	Director

Sheldon G. Adelson has been the Chairman of the Board, Chief Executive Officer and a director of our company since August 2004. He has been Chairman of the Board, Chief Executive Officer and a director of Las Vegas Sands Opco since April 1988 when it was formed to own and operate the former Sands Hotel and Casino. Mr. Adelson has extensive experience in the convention, trade show, and tour and travel businesses. Mr. Adelson also has investments in other business enterprises. Mr. Adelson created and developed the COMDEX Trade Shows, including the COMDEX/Fall Trade Show, which was the world’s largest computer show in the 1990s, all of which were sold to Softbank Corporation in April 1995. Mr. Adelson also created and developed the Sands Expo Center, which he grew into one of the largest convention and trade show destinations in the United States before transferring it to us in July 2004. He has been President and Chairman of Interface Holding since the mid-1970s and Chairman of our affiliate Interface Group-Massachusetts Inc. since 1990.

William P. Weidner has been the President and Chief Operating Officer and a director of our company since August 2004. He has been the President and Chief Operating Officer of Las Vegas Sands Opco since December 1995 and a director of Las Vegas Sands Opco since August 2004. From 1985 to 1995, Mr. Weidner was President and Chief Operating Officer and served on the board of Pratt Hotel Corporation. From February 1991 to December 1995, Mr. Weidner was also the President of Pratt’s Hollywood Casino-Aurora subsidiary and from June 1992 until December 1995, he served on the board of the Hollywood Casino Corporation. Since September 1993, Mr. Weidner has served on the Board of Directors of Shorewood Packaging Corporation. Mr. Weidner directed the opening of Hollywood Casino, one of Chicago’s first riverboat casino hotels, New York City’s Maxim’s de Paris (now the Peninsula), and hotels in Orlando and Palm Springs.

Bradley H. Stone has been Executive Vice President of our company since August 2004. He has been Executive Vice President of Las Vegas Sands Opco since December 1995. From June 1984 through December 1995, Mr. Stone was President and Chief Operating Officer of the Sands Hotel in Atlantic City. Mr. Stone also served as an Executive Vice President of the parent Pratt Hotel Corporation from June 1986 through December 1995.

Robert G. Goldstein has been Senior Vice President of our company since August 2004. He has been Senior Vice President of Las Vegas Sands Opco since December 1995. From 1992 until joining our company in December 1995, Mr. Goldstein was the Executive Vice President of Marketing at the Sands in Atlantic City as well as an Executive Vice President of the parent Pratt Hotel Corporation.

Scott D. Henry has been Senior Vice President and Chief Financial Officer of our company since September 2004. From May 2001 until September 2004, Mr. Henry was a Managing Director in the Telecommunications,

Media and Technology Group at ABN AMRO Incorporated. From January 2000 to May 2001, he was a Managing Director in the Telecommunications Group at ING Barings in New York. Prior to joining ING Barings, Mr. Henry was a Managing Director in the Media, Entertainment and Communications Group at Prudential Securities and the head of Prudential’s Gaming and Leisure practice. Mr. Henry joined Prudential in March 1997.

Harry D. Miltenberger has been Chief Accounting Officer of our company since September 2004 and Vice President-Finance of our company since August 2004. He has been Chief Accounting Officer of Las Vegas Sands Opco since September 2004, and Vice President—Finance of Las Vegas Sands Opco since February 1997. He was Secretary of our company from August 2004 until January 2005.

Bradley K. Serwin has been the General Counsel and Secretary of our company since January 2005. From June 1999 until January 2005, Mr. Serwin served as Executive Vice President, General Counsel and Corporate Secretary of Ticketmaster, a ticketing and access company and its predecessors. Prior to joining Ticketmaster, Mr. Serwin served from March 1995 until May 1999 as Senior Vice President, General Counsel and Corporate Secretary of Paula Financial, a publicly-traded insurance and financial services company. From 1986 until March 1995, Mr. Serwin practiced law with Gibson Dunn & Crutcher.

Irwin Chafetz has been a director of the Company and of Las Vegas Sands Opco since March 2005. Mr. Chafetz is a director of The Interface Group, a Massachusetts business trust which controls Interface Group-Massachusetts, LLC, a company that owns and operates GWV Vacations, New England’s largest charter tour operator, and Sunburst Vacations LLC, a national scheduled tour operator. Mr. Chafetz has been associated with GWV Vacations and its predecessors since 1972. From 1989 to 1995, Mr. Chafetz was a vice president and director of Interface Group-Nevada, Inc., which owned and operated trade shows, including COMDEX, which at its peak was the largest American trade show with a presence in more than 20 countries, and also owned and operated the Sands Expo and Convention Center, the largest privately-owned convention center in the United States. From 1989 to 1995 Mr. Chafetz was also Vice President and a director of Las Vegas Sands Opco. Mr. Chafetz has served on the boards of directors of many charitable and civic organizations and is a member of the Dean’s Advisory Council at Boston University School of Management and the Board of Trustees at Suffolk University.

Charles D. Forman has been a director of our company since August 2004. He has been a director of Las Vegas Sands Opco since March 2004. Mr. Forman has served as Chairman and Chief Executive Officer of Centric Events Group, LLC, a trade show and conference business since 2002. From 2000 to 2002, he served as a director of a private company and participated in various private equity investments. From 1995 to 2000, he held various positions with subsidiaries of Softbank Corporation. During 2000, he was Executive Vice President of International Operations of Key3Media, Inc. From 1998 to 2000, he was Chief Legal Officer of ZD Events Inc., a tradeshow business that included COMDEX, which was the largest tradeshow in the United States in the 1990s. From 1995 to 1998, Mr. Forman was Executive Vice President, Chief Financial and Legal Officer of Softbank Comdex Inc. From 1989 to 1995, Mr. Forman was Vice President and General Counsel of Interface Group, Inc., a tradeshow and convention business that owned and operated COMDEX. Mr. Forman was in private law practice from 1972 to 1988.

Michael A. Leven has been a director of our company since August 2004. He has been a director of Las Vegas Sands Opco since May 2004. Mr. Leven has spent his entire 43-year career in the hotel industry. Mr. Leven is the founder, Chairman, Chief Executive Officer and President of U.S. Franchise Systems, Inc., which franchises the Microtel Inns & Suites, Hawthorn Suites and Best Inns & Suites hotel brands. Mr. Leven formed U.S. Franchise Systems, Inc. in 1995. From 1990 to 1995, Mr. Leven was President and Chief Operating Officer of Holiday Inns Worldwide. From 1985 to 1990, he was president of Days Inn of America. Mr. Leven serves as director of Hersha Hospitality Trust. Mr. Leven serves on many other business group boards.

James L. Purcell has been a director of our company and of Las Vegas Sands Opco since July 2004. Mr. Purcell was a partner at the law firm of Paul, Weiss, Rifkind, Wharton & Garrison from January 1964 through

December 1999. Mr. Purcell has practiced law in Boca Raton, Florida, since his retirement from Paul, Weiss, Rifkind, Wharton & Garrison. Mr. Purcell is a Director Emeritus of King’s College.

Irwin A. Siegel has been a director of the Company and of Las Vegas Sands Opco since February 2005. Mr. Siegel is a certified public accountant and was a partner (specializing in the hospitality industry) in the international accounting and consulting firm of Deloitte & Touche, LLP from 1973 to 2003, when he retired. From 1996 through 1999 Mr. Siegel served as the CEO of the Deloitte operations in the former Soviet Union. Mr. Siegel has been working as a business consultant since 2003. Mr. Siegel has served on the boards of directors of many charitable and civic organizations and is the incoming president of the Weinstein Hospice in Atlanta.

Board Structure and Compensation

Our board of directors currently consists of seven directors. Our board of directors is divided into three classes of directors, designated as Class I, Class II and Class III, with the directors in each class serving staggered three-year terms. Stockholders elect one class of directors at each annual meeting. Each class consists, as nearly as possible, of one-third of the directors constituting the entire board. Messrs. Forman and Siegel are currently serving as Class I directors, Messrs. Leven and Weidner are currently serving as Class II directors and Messrs. Adelson, Purcell and Chafetz are currently serving as Class III directors. At the first annual stockholders’ meeting following our initial public offering, the term of office of the Class I directors will expire and the current Class I directors will be re-elected for a full term of three years. The term of office for the Class I directors will be subject to renewal in 2008, the term of office for the Class II directors will be subject to renewal in 2006, the term of office for the Class III directors will be subject to renewal in 2007. Each director holds office until his or her successor has been duly elected and qualified or the director’s earlier resignation, death or removal.

Committees

Our board of directors has two standing committees: an audit committee and a compensation committee. We are a “controlled” company pursuant to the rules of the NYSE. As a result, we are not required to have a nominating committee and we are not required to have a majority of independent directors on our board of directors. We are required, however, until December 14, 2005 (the first anniversary of the date of effectiveness of the registration statement for our initial public offering) to have a majority of independent directors on our audit committee. Thereafter, we are required to have an audit committee comprised entirely of independent directors.

The primary purpose of the audit committee is to assist the board in monitoring the integrity of our financial statements, our independent public accounting firm’s qualifications and independence, the performance of our audit function and independent registered public accounting firm and our compliance with legal and regulatory requirements. Among other things, our audit committee selects our independent registered public accounting firm and reviews with such firm the plan, scope and results of such audit, and the fees for the services performed. The audit committee also reviews with the independent registered public accounting firm and internal auditors the adequacy of internal control systems, receives internal audit reports and reports its findings to the full Board. Messrs. Siegel, Forman, Leven and Purcell currently serve on the audit committee. Mr. Siegel currently serves as chairman of the audit committee and qualifies as an independent audit committee financial expert.

The compensation committee has the authority to approve salaries and bonuses and other compensation matters for our officers. In addition, the compensation committee has the authority to approve employee benefit plans as well as administer our 1997 Fixed Stock Option Plan and our 2004 Equity Award Plan. The compensation committee currently consists of Messrs. Forman (Chairman), Leven, Purcell and Chafetz. Because we are a controlled company, we are not required by the rules of the NYSE to have a compensation committee comprised entirely of independent directors.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee in 2004 were Messrs. Forman, Leven and Purcell. Mr. Forman was, from 1989 to 1995, an officer of Interface Group-Massachusetts, Inc. and Interface Group-Nevada, Inc., companies controlled by our principal stockholder. None of the other members of our Compensation Committee are, or have been, an employee or officer of the Company. None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Directors’ Compensation

Each non-employee director receives an annual cash retainer of $50,000 and an annual grant of restricted stock equal in value to $50,000. The restricted stock is subject to a one-year forfeiture period and may not be sold until the director retires from the board of directors. In addition, non- employee directors receive a one-time grant of options with an aggregate value of $100,000 on the date of grant (based on the Black-Scholes Option valuation model). These options will vest at a rate of 20% of the option grant each year over five years. Both the restricted stock grants and the options are granted to the directors pursuant to our 2004 Equity Award Plan. In 2004, each of Messrs. Forman, Leven and Purcell received options to purchase 8,349 shares of Common Stock. In 2005, Messrs. Siegel and Chafetz received options to purchase approximately 5,100 and 5,000 shares of common stock respectively. We pay non-employee directors $1,500 for each meeting of the board of directors that they attend ($750 for telephonic meetings) and $1,000 for each meeting of a committee of the board of directors that they attend ($500 for telephonic meetings). Annual retainers are paid to the chairperson of each committee of the board of directors as follows: $10,000 for the audit committee chairperson and $5,000 for the compensation committee chairperson. The above cash compensation may be deferred by directors into a deferred compensation plan that we have established. Directors are also be reimbursed for expenses incurred in connection with their service as directors, including travel expenses for meeting attendance. As a retired partner of Paul, Weiss, Rifkind, Wharton & Garrison, Mr. Purcell is obligated to turn over to his former law firm all consideration he receives as a director of our company.

Executive Compensation

Summary Compensation Table

The following table sets forth information concerning the compensation earned by or paid to the Chief Executive Officer and Treasurer), and the four other highest paid executive officers (the “named executive officers”) during each of the past three fiscal years.

Summary Compensation Table

	Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary($)	Bonus($)(1)	Securities Underlying Options(#)(2)	All Other Compensation ($)(3)
Sheldon G. Adelson Chairman of the Board, Chief Executive Officer and Treasurer	2004 2003 2002	1,557,692 1,500,000 3,000,000	30,000,000 750,000 —	91,843 — —	— — —

William P. Weidner President and Chief Operating Officer	2004 2003 2002	1,282,561 1,187,648 1,139,600	13,157,243 885,980 1,972,000	1,026,313 — 19,960	81,913 140,544 5,712

Bradley H. Stone Executive Vice President	2004 2003 2002	1,026,049 950,118 911,680	12,606,033 708,784 582,600	780,172 — 14,970	26,798 11,098 4,200

Robert G. Goldstein Senior Vice President	2004 2003 2002	961,921 890,736 854,700	11,944,122 664,485 504,000	484,030 — 9,980	52,430 76,582 4,200

Harry D. Miltenberger Vice President—Finance	2004 2003 2002	351,923 275,000 272,808	795,000 90,000 94,900	27,300 — —	7,091 6,954 5,692

(1)	In July 2004, we made one-time cash incentive payments to Messrs. Adelson, Weidner, Stone and Goldstein in the amounts of $30.0 million, $11.2 million, $10.2 million and $10.6 million, respectively. These incentive payments were paid to these executives for the significant value they created in connection with securing the financing of the Phase II mall and arranging for the sale of the Phase II mall.
(2)	Amounts reported include options granted in such years under our 1997 Plan and our 2004 Equity Award Plan.

The following table contains information concerning the stock option grants made to each of our named executive officers for the fiscal year ending December 31, 2004.

Option Table

Named Executive Officer	Number of securities underlying options granted		Percent of all options granted to employees in fiscal year 2004(a)		Exercise Price ($/share)	Expiration Date	Potential Realizable value at assumed annual rates of stock appreciation for option term
							5%($)	10%($)
Sheldon G. Adelson	91,843	(b)	1.7	5%	$29.00	12/14/14	$1,675,028	$4,244,849

William P. Weidner	942,820	(c)	1	8%	$5.64	7/30/14	$3,344,150	$8,474,733
	83,493	(b)	1.5	9%	$29.00	12/14/14	$1,522,741	$3,858,924
Total:			19.5	9%

Bradley H. Stone	707,115	(c)	13.	5%	$5.64	7/30/14	$2,508,113	$6,356,050
	73,057	(b)	1.3	9%	$29.00	12/14/14	$1,332,409	$3,376,587
Total:			14.8	9%

Robert G. Goldstein	471,410	(c)		9%	$5.64	7/30/14	$1,672,075	$4,237,367
	62,620	(b)	1.	2%	$29.00	12/14/14	$1,142,060	$2,894,204
Total:			10.	2%

Harry D. Miltenberger	27,300	(b)	.5	2%	$29.00	12/14/14	$497,896	$1,261,766

(a)	Options granted in 2004 include 3,052,460 options granted pursuant to our 1997 Plan, in respect of which Mr. Adelson was required to sell 931,115 of his shares of our common stock to satisfy the exercise of such options, and 2,185,783 options granted pursuant to our 2004 Equity Award Plan for a total of 5,238,243 options.
(b)	The options granted to Messrs. Adelson, Weidner, Stone and Goldstein vested as to 25% on January 1, 2005 and an additional 25% will vest on each of January 1, 2006, 2007 and 2008. The options granted to Mr. Miltenberger vest as to 25% on each of the first four anniversaries of the date of grant. Each of these options was granted on December 15, 2004.
(c)	These options were fully vested on the date of grant, which was July 30, 2004, and were all exercised prior to December 20, 2004.

(3)	Amounts included in “All Other Compensation” are detailed in the following table.

All Other Compensation

Named Executive Officer	Year	Matching Contribution under the Venetian Casino Resort, LLC 401(k) Plan ($)(i)	Group Term Life Insurance ($)(ii)	Airplane Use ($)(iii)	Other ($)(iv)	Total($)(v)
Sheldon G. Adelson(vi)	2004 2003 2002	— — —	— — —	— — —	— — —	— — —

William P. Weidner	2004 2003 2002	3,390 3,390 3,390	2,411 2,322 2,322	67,382 125,635 —	8,730 9,197 —	81,913 140,544 5,712

Bradley H. Stone	2004 2003 2002	3,390 3,390 3,390	841 810 810	16,020 — —	6,547 6,898 —	26,798 11,098 4,200

Robert G. Goldstein	2004 2003 2002	3,390 3,390 3,390	841 810 810	43,834 67,783 —	4,365 4,599 —	52,430 76,582 4,200

Harry D. Miltenberger	2004 2003 2002	3,390 3,390 3,390	3,701 3,564 2,302	— — —	— — —	7,091 6,954 5,692

(i)	Amounts listed are matching contributions made under the Venetian Casino Resort, LLC 401(k) Plan, which is a tax-qualified defined contribution plan that is generally available to our eligible employees.
(ii)	Amounts imputed as income in connection with our payment in the applicable year of a premium on group term life insurance, the insurance coverage being equal to two times base salary, up to a maximum of $500,000. This group term life insurance is generally available to all salaried employees.
(iii)	During 2003 and 2004, our executive officers were provided with the opportunity to use airplanes that we own or lease for personal use, but the officer is deemed to have received the value of the airplane use. This value was calculated as being equal to our incremental cost of such use. We discontinued this practice in early 2005.
(iv)	Value of imputed interest on a loan to the named executive officer.
(v)	During each of 2002, 2003 and 2004, the executive officers participated in a group supplemental medical and accidental death and disability insurance program available only to certain of our senior officers. The supplemental insurance coverage is in excess of that coverage provided by our group medical plan and the aggregate program cost to us during each of 2002, 2003 and 2004 was $54,781, $82,737 and $46,030, respectively.
(vi)	Mr. Adelson reimburses us for the portion of our cost to provide security and automobiles to Mr. Adelson and his immediate family which we have determined to be the personal value to him as opposed to a business expense for the Company. Accordingly, Mr. Adelson did not receive personal compensation for security or automobiles and no personal compensation is shown in the table.

Aggregated Option Exercises in 2004 and Option Values on December 31, 2004

The following table show stock options to purchase our Common Stock that our named executive officers exercised during 2004 and the number of shares and the value of grants outstanding as of December 31, 2004 for each named executive officer.

Named Executive Officer	Shares Acquired On Exercise	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End			Value of Unexercised In- the-Money Options/SARs at FY-End ($)(a)
			Exercisable		Unexercisable	Exercisable	Unexercisable
Sheldon G. Adelson	—	—	—		91,843	—	1,745,017
William P. Weidner	942,820	—	—		83,493	—	1,586,367
Bradley H. Stone	707,115	797,400	—		73,057	—	1,388,083
Robert G. Goldstein	471,410	531,600	—		62,620	—	1,189,780
Harry D. Miltenberger	212,826	983,168	53,207	(b)	27,300	2,499,618	518,700

(a)	Based on the per share price of our common stock at December 31, 2004 of $48.00.
(b)	Mr. Adelson, rather than the Company, is obligated to sell the common stock underlying these options to Mr. Miltenberger upon exercise. These options expire no later than August 11, 2005.

EQUITY COMPENSATION PLAN INFORMATION

The following table shows certain information with respect to our equity compensation plans as of December 31, 2004.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights		Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a))
	(a)		(b)	(c)
Equity compensation plans approved by security holders(1)	3,088,304	(2)	21.47	24,240,017
Equity compensation plans not approved by security holders	—		—	—

Total	3,088,304		21.47	24,240,017	(3)

(1)	Our 1997 Plan and our 2004 Equity Award Plan have each been approved by our stockholders prior to our initial public offering.
(2)	This includes 2,185,783 options granted pursuant to our 2004 Equity Award Plan and 984,322 options outstanding under our 1997 Plan (in respect of which Mr. Adelson was required to sell 984,322 of his shares of common stock to satisfy the exercise of such options).
(3)	This includes only securities available for issuance pursuant to our 2004 Equity Award Plan. As of December 20, 2004, no additional securities are available for grant under our 1997 Plan.

Employment Arrangements

Employment Agreements with Messrs. Weidner, Stone, Goldstein, Henry and Serwin. Messrs. Weidner, Stone and Goldstein each have entered into employment agreements with Las Vegas Sands Opco and Las Vegas Sands Corp. for a five-year term, commencing as of the consummation of our initial public offering on December 20, 2004, with automatic one-year extension rights. Messrs. Henry and Serwin have entered into an employment agreement with Las Vegas Sands Corp. and Las Vegas Sands Opco for a three-year term commencing as of September 13, 2004 for Mr. Henry and January 4, 2005 for Mr. Serwin, with automatic one-year extension rights.

Pursuant to these employment agreements, these executive officers have such powers, duties and responsibilities as are generally associated with their offices, as may be modified or assigned by our chief executive officer and the board of directors and subject to the supervision of our chief executive officer and the board of directors.

Under the employment agreements, Messrs. Weidner, Stone, Goldstein, Henry and Serwin receive annual base salaries of $1,000,000, $1,000,000, $965,000, $500,000 and $500,000 respectively. These executive officers also receive:

•	annual bonuses (in the form of both a base bonus and annual supplemental bonus) based on the attainment of certain performance targets pursuant to the Executive Cash Incentive Plan (as described below); and

•	annual grants of options and, subject to the attainment of certain performance targets, restricted stock awards, pursuant, in each case, to our 2004 Equity Award Plan (as described below).

These executive officers are also entitled to receive other employee benefits.

In the event of a termination of the employment of one of these executive officers for cause (as defined in the applicable employment agreement) or a voluntary termination by the executive officer (other than for good reason), all salary and benefits for the executive officer will immediately cease (subject to any requirements of law).

In the event of a termination of the employment of one of these executive officers by us without cause or a voluntary termination by the executive officer for good reason (as defined in the applicable employment agreement) other than during the two year period following a change in control (as defined in the 2004 Equity Award Plan), we will be obligated to pay or provide the executive officer with:

•	his salary and base bonus for the rest of the term of his employment agreement (if the officer becomes employed elsewhere, we are obligated to pay the difference, if any, between 50% of the salary and bonus compensation earned in such other employment and the salary and base bonus payable under his employment agreement with us);

•	a pro rata annual supplemental bonus at the time the bonus would normally be paid;

•	full vesting of all unvested options and restricted stock outstanding on the date of termination; and

•	continued health and welfare benefits for the remainder of the term of the employment agreement (or, if earlier, until the executive officer receives health and welfare coverage with a subsequent employer).

In the event of a termination of the employment of one of these executive officers by us without cause or a termination by the executive officer for good reason within the two-year period following a change in control, we will be obligated to pay or provide the executive officer with:

•	a lump sum payment of two times his salary plus base bonus for the year of termination;

•	full vesting of all unvested options and restricted stock awards outstanding on the date of termination;

•	a pro rata annual supplemental bonus for the year of termination; and

•	continued health and welfare benefits for two years following termination (or, if earlier, until the executive officer receives health and welfare coverage with a subsequent employer).

In the case of a termination of the employment of one of these executive officers due to his death or disability (as defined in the applicable employment agreement), the executive officer will be entitled to receive:

•	continued payments of salary and base bonus, less any applicable disability short term insurance payments, for a period of twelve months following the date of termination;

•	accelerated vesting of options and restricted stock awards such that all such options and awards that would have vested during the twelve month period following the date of termination will become vested as of the date of termination; and

•	a pro rata annual supplemental bonus payable at the time the bonus would normally be paid.

If one of these executive officers terminates employment on or after the last day of a fiscal year but before the actual grant date of the restricted stock award for that fiscal year, he will be granted a fully vested award for that fiscal year on the date the award would have otherwise been made (and subject to the applicable performance target being achieved) equal to the number of shares he would have been awarded multiplied by the following applicable percentage:

•	0% if the termination was for cause or a voluntary termination (other than for good reason or retirement);

•	33 1/3% if the termination was due to death or disability; and

•	100% if the termination is by us without cause or by the executive for good reason or due to retirement.

For additional information regarding the executive officer’s rights following termination, see “Certain Relationships and Related Party Transactions—Stock Option and Other Loans.” The employment agreements may not be amended, changed or modified except by a written document signed by each of the parties.

Employment Agreement with Mr. Adelson. Mr. Adelson entered into an employment agreement with Las Vegas Sands Corp. and Las Vegas Sands Opco for a five-year term, commencing as of the consummation of our initial public offering on December 20, 2004, with automatic one-year extension rights. Pursuant to his employment agreement, Mr. Adelson has such powers, duties and responsibilities as are generally associated with the position of chief executive officer, as may be modified or assigned by our board of directors and subject to the supervision of our board of directors. Mr. Adelson also serves as the Chairman of the board of directors of both Las Vegas Sands Corp. and Las Vegas Sands Opco during the term of his employment agreement except under specific circumstances.

Mr. Adelson will receive an annual base salary of $1,000,000. Mr. Adelson will also receive:

•	annual bonuses (in the form of both a base bonus and annual supplemental bonus) based on the attainment of certain performance targets pursuant to our Executive Cash Incentive Plan; and

•	annual grants of options and, subject to the attainment of certain performance targets, restricted stock awards, in each case, pursuant to our 2004 Equity Award Plan.

Mr. Adelson is also entitled to receive other employee benefits.

In the event of a termination of Mr. Adelson’s employment by us for cause (as defined in his employment agreement) or due to a voluntary termination by Mr. Adelson (other than a voluntary termination by Mr. Adelson during the one year period following a change in control), all salary and benefits for Mr. Adelson will immediately cease (subject to any requirements of law).

In the event of a termination of Mr. Adelson’s employment by us without cause or a termination by Mr. Adelson for good reason (as defined in his employment agreement) other than during the two year period following a change in control, we will be obligated to pay or provide Mr. Adelson with:

•	his salary and base bonus for the rest of the term of his employment agreement (if Mr. Adelson becomes employed elsewhere, we are obligated to pay the difference, if any, between 50% of the salary and bonus compensation earned in such other employment and the salary and base bonus payable under his employment agreement with us);

•	a pro rata annual supplemental bonus at the time the bonus would normally be paid;

•	full vesting of all unvested options and restricted stock awards outstanding on the date of termination; and

•	continued health and welfare benefits for the remainder of the term of the employment agreement (or, if earlier, until Mr. Adelson receives health and welfare coverage with a subsequent employer).

In the event of a termination of Mr. Adelson’s employment by us without cause or a termination by Mr. Adelson for good reason within the two-year period following a change in control or a voluntary termination by Mr. Adelson at any time during the one-year period following a change in control, we will be obligated to pay or provide Mr. Adelson with:

•	a lump sum payment of two times his salary plus base bonus for the year of termination;

•	full vesting of all unvested options and restricted stock awards outstanding on the date of termination;

•	a pro rata annual supplemental bonus for the year of termination; and

•	continued health and welfare benefits for two years following termination (or, if earlier, until Mr. Adelson receives health and welfare coverage with a subsequent employer).

In the case of a termination of Mr. Adelson’s employment due to his death or disability (as defined in his employment agreement), Mr. Adelson would be entitled to receive:

•	continued payment of his salary, less any applicable short term disability insurance payments, for a period of twelve months following the date of termination;

•	accelerated vesting of unvested options and restricted stock awards such that all such options and awards that would have vested during the twelve month period following the date of termination will become vested as of the date of termination; and

•	a pro rata annual supplemental bonus payable at the time the bonus would normally be paid.

If Mr. Adelson terminates employment on or after the last day of a fiscal year but before the actual grant date of the restricted stock award for that fiscal year, he will be granted a fully vested award for that fiscal year on the date the award would have otherwise been made (and subject to the applicable performance target being achieved) equal to the number of shares he would have been awarded multiplied by the following applicable percentage:

•	0% if the termination was for cause or a voluntary termination (other than for good reason, retirement or a voluntary termination during the one year period following a change in control);

•	33 1/3% if the termination was due to death or disability; and

•	100% if the termination is by us without cause or by Mr. Adelson for good reason, due to retirement or a voluntary termination during the one year period following a change in control.

Las Vegas Sands Opco 1997 Fixed Stock Option Plan

The Las Vegas Sands Opco 1997 Fixed Stock Option Plan (the “1997 Plan”) provides for 19,952,457 shares of common stock of Las Vegas Sands Opco to be reserved for issuance to officers and other key employees or consultants of our company or any of our Affiliates or Subsidiaries (each as defined in the 1997 Plan) pursuant to options granted under the 1997 Plan. We assumed the 1997 Plan and options awarded under the 1997 Plan were converted into options to purchase shares of our common stock prior to the consummation of our initial public offering. Until the consummation of our initial public offering, the issuance of shares of common stock in connection with the exercise of these options was subject to approval by the Nevada Gaming Authorities. The purpose of the 1997 Plan is to promote the interest of our company and our principal stockholder by (1) attracting and retaining exceptional officers and other key employees and consultants to our company and our affiliates and subsidiaries and (2) enabling such individuals to participate in the long term growth and financial success of our company. The board of directors has the authority to determine the participants to whom options are granted, the number of shares covered by each option or any repurchase or other disposition of shares thereunder, the exercise price therefore, and the conditions and limitations applicable to the exercise of the option. The board of directors is authorized to make adjustments in the terms and conditions of, and the criteria included in, options, in the case of certain unusual or nonrecurring events, whenever the board of directors determines that such adjustments are appropriate in order to prevent dilution or enlargement of benefits or potential benefits under the 1997 Plan. In the event of any “acceleration event” (as defined in the 1997 Plan), any outstanding options then held by the participants that are unexercisable or otherwise unvested, will automatically become fully vested and shall be exercisable pursuant to the applicable award agreement.

The board of directors may amend, alter, suspend, discontinue or terminate the 1997 Plan or any portion thereof at any time, provided that any such action may not be taken without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the 1997 Plan and provided that any such amendment, alteration, suspension, discontinuance or termination that would impair the rights of any holder of an option already granted will not be effective without the holder’s consent.

The 1997 Plan provides that the principal stockholder may, at any time, assume the 1997 Plan or certain obligations under the 1997 Plan, in which case the principal stockholder will have all the rights, powers, and responsibilities granted to us or the board of directors under the 1997 Plan with respect to such assumed obligations. The principal stockholder assumed Las Vegas Sands Opco’s obligations under the 1997 Plan to sell shares to optionees upon the exercise of their options with respect to options granted prior to July 15, 2004. Las Vegas Sands Opco is responsible for all other obligations under the 1997 Plan. We have assumed all of the obligations of Las Vegas Sands Opco and Mr. Adelson under the 1997 Plan (other than the obligation of Mr. Adelson to issue 53,207 shares under options granted prior to July 15, 2004). See “Certain Relationships and Related Party Transactions—Stock Option and Other Loans.”

We filed a registration statement under the Securities Act to register the resale of shares of common stock previously issued upon exercise of options granted under the 1997 Plan. We do not intend to grant any additional options under the 1997 Plan.

Las Vegas Sands Corp. 2004 Equity Award Plan

We have adopted the Las Vegas Sands Corp. 2004 Equity Award Plan (the “2004 Plan”) for grants of our common stock which were made to participants immediately prior to and following the consummation of our initial public offering. The purpose of our 2004 Plan is to give us a competitive edge in attracting, retaining and motivating employees, directors and consultants and to provide us with a stock plan providing incentives directly related to increases in our stockholder value.

Administration. Our compensation committee administers our 2004 Plan. Except in the case of awards to non-employee directors which are administered by our board of directors, the compensation committee has the authority to determine the terms and conditions of any agreements evidencing any awards granted under our 2004 Plan, and to adopt, alter and repeal rules, guidelines and practices relating to our 2004 Plan. Our compensation committee has full discretion to administer and interpret the 2004 Plan, to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine among other things the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility. Any of our, our subsidiaries’ or our affiliates’ employees, directors, officers or consultants are eligible for awards under our 2004 Plan. Our compensation committee has the sole and complete authority to determine who will be granted an award under the plan (except in the case of awards to non-employee directors, which are made by our board of directors).

Number of Shares Authorized. The 2004 Plan provides for an aggregate of 26,344,000 shares of our common stock to be available for awards. No participant may be granted awards of options and stock appreciation rights with respect to more than 3,000,000 shares of common stock in any one year. No more than 3,000,000 shares of common stock may be granted under our 2004 Plan with respect to performance compensation awards in any one year. If any award is forfeited, or if any option terminates, expires or lapses without being exercised, shares of our common stock subject to such award will again be available for future grant. If there is any change in our corporate capitalization, the compensation committee in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under our 2004 Plan, the number of shares covered by awards then outstanding under our 2004 Plan, the limitations on awards under our 2004 Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

The 2004 Plan has a term of ten years and no further awards may be granted after the expiration of the term.

Awards Available for Grant. The compensation committee may grant awards of nonqualified stock options, incentive (qualified) stock options, stock appreciation rights, restricted stock awards, restricted stock units, stock bonus awards, performance compensation awards or any combination of the foregoing.

Options. The compensation committee is authorized to grant options to purchase shares of common stock that are either “qualified,” meaning they satisfy the requirements of Section 422 of the Internal Revenue Code (the “Code”) for incentive stock options, or “nonqualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. These options are subject to the terms and conditions established by the compensation committee. Under the terms of our 2004 Plan, unless the compensation committee determines otherwise, the exercise price of the options will not be less than the fair market value of our common stock at the time of grant. Options granted under the 2004 Plan are subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by our compensation committee and specified in the applicable award agreement. The maximum term of an option granted under the 2004 Plan is ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder). Payment in respect of the exercise of an option may be made in cash or by check, by surrender of unrestricted shares (at their fair market value on the date of exercise) which have been held by the participant for at least six months or have been purchased on the open market, or the compensation committee may, in its discretion and to the extent permitted by law, allow such payment to be made through a broker-assisted cashless exercise mechanism or by such other method as our compensation committee may determine to be appropriate.

Stock Appreciation Rights. Our compensation committee is authorized to award stock appreciation rights (referred to in this prospectus as SARs) under the 2004 Plan. SARs are subject to the terms and conditions established by the compensation committee. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the 2004 Plan may include SARs. SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs. The terms of the SARs shall be subject to terms established by the compensation committee and reflected in the award agreement.

Restricted Stock. Our compensation committee is authorized to award restricted stock under the 2004 Plan. Awards of restricted stock are subject to the terms and conditions established by the compensation committee. Restricted stock is common stock that generally is non-transferable and is subject to other restrictions determined by the compensation committee for a specified period. Unless the compensation committee determines otherwise, or specifies otherwise in an award agreement, if the participant terminates employment during the restricted period, then any unvested restricted stock is forfeited.

Restricted Stock Unit Awards. Our compensation committee is authorized to award restricted stock units. Restricted stock unit awards are subject to the terms and conditions established by the compensation committee. Unless the compensation committee determines otherwise, or specifies otherwise in an award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited. At the election of the compensation committee, the participant will receive a number of shares of common stock equal to the number of units earned or, if specifically permitted in the applicable award agreement, an amount in cash equal to the fair market value of that number of shares, at the expiration of the period over which the units are to be earned, or at a later date selected by the compensation committee.

Stock Bonus Awards. Our compensation committee is authorized to grant awards of unrestricted shares, either alone or in tandem with other awards, under such terms and conditions as the compensation committee may determine.

Performance Compensation Awards. The compensation committee may grant any award under the 2004 Plan in the form of a performance compensation award by conditioning the vesting of the award on the satisfaction of certain performance goals. The committee may establish these performance goals with reference to one or more of the following:

•	net earnings or net income (before or after taxes);

•	basic or diluted earnings per share (before or after taxes);

•	net revenue or net revenue growth;

•	gross profit or gross profit growth;

•	net operating profit (before or after taxes);

•	return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales);

•	cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital);

•	earnings before or after taxes, interest, depreciation, amortization and/or rents;

•	gross or operating margins;

•	productivity ratios;

•	share price (including, but not limited to, growth measures and total stockholder return);

•	expense targets;

•	margins;

•	operating efficiency;

•	objective measures of customer satisfaction;

•	working capital targets;

•	measures of economic value added; and

•	inventory control.

Non-Employee Director Awards. Under our 2004 Plan, our non-employee directors receive automatic awards of options and restricted stock. See “Management—Directors’ Compensation.”

Transferability. Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative, and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution.

Amendment. Our 2004 Plan has a term of ten years. Our board of directors may amend, suspend or terminate our 2004 Plan at any time; however, stockholder approval may be necessary if the law so requires. No amendment, suspension or termination will impair the rights of any participant or recipient of any award without the consent of the participant or recipient.

Change in Control. In the event of a change in control (as defined in the 2004 Plan) if our compensation committee in its discretion so determines, all outstanding options and equity (other than performance compensation awards) issued under the 2004 Plan shall fully vest and performance compensation awards shall vest, as determined by the compensation committee, based on the level of attainment of the performance goals. The compensation committee may, in its discretion, cancel outstanding awards and pay the value of the awards to the participants in connection with a change in control.

U.S. Federal Income Tax Consequences.

The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise of awards under the 2004 Plan and the 1997 Plan and the disposition of shares purchased pursuant to the exercise of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Options. The Code requires that, for treatment of an option as an “incentive stock option,” shares of our common stock acquired through the exercise of an incentive stock option cannot be disposed of before the later of (i) two years from the date of grant of the option, or (ii) one year from the date of exercise. Holders of incentive stock options will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be an “item of tax preference” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of a incentive stock option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an option that would otherwise be an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the incentive stock option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes. No income will be realized by a participant upon grant of a non-qualified stock option. Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock. A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any.

Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act. We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock Units. A participant will not be subject to tax upon the grant of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) he actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Section 162(m). In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to its chief executive officer and the four other officers whose compensation is disclosed in its proxy statement, subject to certain exceptions. The 2004 Plan is intended to satisfy either an exception or applicable transitional rule requirements with respect to grants of options to covered employees. In addition, the 2004 Plan is designed to permit certain awards of restricted stock units and other awards to be awarded as performance compensation awards intended to qualify under either the “performance-based compensation” exception to Section 162(m) of the Code or applicable transitional rule requirements.

We filed a registration statement under the Securities Act to register the shares of common stock issuable upon the exercise of outstanding options under the 2004 Plan.

Executive Cash Incentive Plan

The board of directors and the compensation committee of Las Vegas Sands Opco has adopted and approved the Las Vegas Sands, Inc. Executive Cash Incentive Plan, effective as of January 1, 2005.

Purpose. The purpose of our incentive plan is to establish a program of annual incentive compensation awards for designated officers and other key executives of our company and our subsidiaries and divisions, that is directly related to our performance results and to ensure that bonus payments made to our named executive officers will be tax deductible to us under either the “performance-based compensation” exception to Section 162(m) of the Code or transitional rules applicable following an initial public offering.

Administration. The incentive plan is administered by the Las Vegas Sands Opco compensation committee, which is selected by the Las Vegas Sands Opco board of directors and is comprised of two or more members of the board, each of whom is required to be an “outside director” within the meaning of Section 162(m) of the Code. The compensation committee has all the authority that may be necessary or helpful to enable it to discharge its responsibilities with respect to the incentive plan, including authority to determine eligibility for participation, establish the maximum award that may be earned by each participant, which may be expressed in terms of dollar amount, percentage of salary or any other measurement, establish goals for each participant, calculate and determine each participant’s level of attainment of these goals and calculate an award for each participant based upon the level of attainment. Except as otherwise specifically limited in our incentive plan, the compensation committee has full power and authority to construe, interpret and administer the incentive plan.

Eligibility. The incentive plan provides that the compensation committee will designate the officers and other key executives who will be eligible for awards for the “performance period” during which performance is measured. A performance period is our fiscal year, which is currently the calendar year.

Bonus Awards and Performance Goals. The compensation committee will establish for each performance period a maximum award, and, if the compensation committee so determines, a target and/or threshold award, and goals relating to Las Vegas Sands Opco and/or its subsidiaries’, divisions’, departments’, and/or functional performance for each participant, or “performance goals.” The compensation committee will communicate these performance goals to each participant prior to or during the applicable performance period. Participants will earn awards only upon the attainment of the applicable performance goals during the applicable performance period, as and to the extent established by our compensation committee.

The performance goals for participants will be based on attainment of specific levels of our performance and/or the performance of our subsidiaries, divisions or departments, as applicable, with reference to one or more of the following performance criteria:

•	net earnings or net income (before or after taxes);

•	basic or diluted earnings per share (before or after taxes);

•	net revenue or net revenue growth;

•	gross profit or gross profit growth;

•	net operating profit (before or after taxes);

•	return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales);

•	cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital);

•	earnings before or after taxes, interest, depreciation, amortization and/or rents;

•	gross or operating margins;

•	productivity ratios;

•	share price (including, but not limited to, growth measures and total stockholder return);

•	expense targets;

•	margins;

•	operating efficiency;

•	objective measures of customer satisfaction;

•	working capital targets;

•	measures of economic value added; and

•	inventory control.

As soon as practicable following the end of the applicable performance period, the compensation committee will certify the attainment of the performance goals and will calculate the award, if any, payable to each participant. Bonus awards will be paid in a lump sum cash payment as soon as practicable following the determination of the applicable amount by our compensation committee. The compensation committee retains the right to reduce any award, in its sole discretion. The maximum amount payable to a participant in respect of an annual bonus award that is intended to qualify for the “performance-based compensation” exception to Section 162(m) of the Code is $10.0 million.

Termination or Amendment of Plan. The compensation committee may amend, suspend or terminate our incentive plan at any time, provided that no amendment may be made without the approval of stockholders if the effect of any amendment would be to cause outstanding or pending awards that are intended to qualify for the “performance-based compensation” exception to Section 162(m) of the Code to cease to qualify for this exception.

Deferred Compensation Plan

The board of directors and the compensation committee of Las Vegas Sands Opco have adopted and approved the Las Vegas Sands, Inc. Deferred Compensation Plan, effective as of January 1, 2005, to provide benefits to non-employee directors and a select group of management or highly paid employees to be selected by the Las Vegas Sands Opco compensation committee. All non-employee directors are eligible to participate in the Deferred Compensation Plan. At this time, no employees have been designated as eligible to participate in the Deferred Compensation Plan. The key features of the Deferred Compensation Plan are as follows:

The Deferred Compensation Plan allows participating employees to defer payment of their base salary and/or bonus and non-employee directors to defer payment of director fees. With respect to each calendar year, a participating employee may elect to defer up to 75% of his base salary and 100% of his bonus, subject to a minimum deferral of $5,000 in the aggregate. Non-employee directors may defer 100% of their annual director fees (with no required minimum deferral). All amounts deferred are credited to the participant’s deferral account under the Deferred Compensation Plan. In addition, we may make contributions to the Deferred Compensation Plan on behalf of a participant, which contributions are credited to the participant’s company contribution account under the Deferred Compensation Plan. Any contributions we make may be subject to vesting requirements. All amounts credited to a participant’s accounts under the Deferred Compensation Plan are deemed to be invested in one or more measurement funds selected by the participant, which funds reflect rates of return under mutual funds selected by the compensation committee.

Participants become fully vested in their company contribution accounts in the event of a change in control (as defined in the Deferred Compensation Plan), except as otherwise provided in the Deferred Compensation Plan. A participant’s company contribution account will also vest upon the participant’s death or his retirement or disability (each as defined in the Deferred Compensation Plan). Participants are at all times fully vested in their deferral accounts.

Amounts deferred under the Deferred Compensation Plan will be distributed on a date elected by the participant, upon a change in control (if the participant so elects) or upon the participant’s death, retirement, disability, or termination of employment (as defined in the Deferred Compensation Plan). Limited distributions may also be made on account of an unforeseeable financial emergency (as defined in the Deferred Compensation Plan). A participant may elect to receive a distribution upon retirement in either a lump sum or in up to 20 annual installments. All other distributions from the Deferred Compensation Plan must be made as lump sum payments.

There are currently no participants in the Deferred Compensation Plan.

PRINCIPAL STOCKHOLDERS

Beneficial Ownership of Our Common Stock

The following table sets forth information as of May 31, 2005, as to the beneficial ownership of our Common Stock, in each case, by:

•	each person known to us to be the beneficial owner of more than 5% of our Common Stock;

•	each named executive officer;

•	each of our directors; and

•	all of our executive officers and directors as a group.

	Beneficial Ownership(1)
Name of Beneficial Owner(2)	Shares	Percent (%)
Sheldon G. Adelson(3)(5)(6)	228,949,019	64.6%
Adelson Family Trusts(4)	40,356,105	11.4
Sheldon G. Adelson 2002 Four Year LVSI Annuity Trust(5)	30,329,917	8.6
Sheldon G. Adelson 2004 Two Year LVSI Annuity Trust(6)	7,678,117	2.2
William P. Weidner(7)(8)	3,597,827	1.0
Irrevocable Trust of William P. Weidner(8)	2,655,007	*
Bradley H. Stone(9)(10)(11)	2,760,888	*
The Stone Crest Trust(8)	1,928,737	*
Robert G. Goldstein(12)	2,594,351	*
The Robert G. Goldstein Grantor Retained Annuity Trust(11)	532,066	*
Charles D. Forman(4)(5)(6)	665,082	*
Harry D. Miltenberger	212,826	*
Michael A. Leven	—	—
James L. Purcell	1,900	*
Irwin A. Siegel	500	*
Irwin Chafetz	23,000	*
All executive officers and the directors of our Company as a group (12 persons)	322,292,342	91.0%

*	Less than 1%.
(1)	A person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of such securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, the sole voting and investment power with respect to the indicated shares of Common Stock.
(2)	The address of each person named in this table is c/o Las Vegas Sands Corp., 3355 Las Vegas Boulevard South, Las Vegas, Nevada 89109.
(3)	This amount includes 53,207 shares of our common stock that may be purchased from Mr. Adelson upon exercise of options granted by Mr. Adelson to one of our employees under the 1997 Plan. This amount excludes 78,364,139 shares of our common stock that Mr. Adelson transferred to various family trusts established by Mr. Adelson.
(4)

Mr. Adelson’s spouse, Dr. Miriam Adelson, and Mr. Forman may each be deemed to beneficially own the 40,356,105 shares of our common stock held as trustees of four Adelson family trusts. These four trusts were established pursuant to the terms of the Sheldon G. Adelson 2002 Remainder Trust. Dr. Adelson and

Mr. Forman share dispositive and voting control over the shares in the trusts. Mr. Forman disclaims such beneficial ownership and this prospectus shall not be deemed an admission that Mr. Forman is a beneficial owner of such shares for purposes of the Exchange Act.

(5)	Mr. Adelson and Mr. Forman may each be deemed to beneficially own the 30,329,917 shares of our common stock held by the Sheldon G. Adelson 2002 Four Year LVSI Annuity Trust as a trustee of the trust. Mr. Adelson has sole dispositive control over the shares in the trust. Mr. Forman has sole voting control over the shares in the trust. Mr. Forman disclaims such beneficial ownership and this prospectus shall not be deemed an admission that Mr. Forman is a beneficial owner of such shares for purposes of the Exchange Act.
(6)	Mr. Adelson and Mr. Forman may each be deemed to beneficially own 7,678,117 shares of our common stock held by the Sheldon G. Adelson 2004 Two Year LVSI Annuity Trust as a trustee of the trust. Mr. Adelson has sole dispositive control over the shares in the trust. Mr. Forman has sole voting control over the shares in the trust. Mr. Forman disclaims such beneficial ownership and this prospectus shall not be deemed an admission that Mr. Forman is a beneficial owner of such shares for purposes of the Exchange Act.
(7)	This amount excludes 2,655,007 shares of our common stock that Mr. Weidner transferred to the Irrevocable Trust of William P. Weidner and over which he has no voting or dispositive control.
(8)	Mr. Weidner may be deemed to beneficially own the 1,928,737 shares of our common stock held by The Stone Crest Trust as the trustee of the trust. Mr. Weidner has sole voting and dispositive control over the shares in the trust. Mr. Weidner disclaims such beneficial ownership and this prospectus shall not be deemed an admission that Mr. Weidner is a beneficial owner of such shares for purposes of the Exchange Act.
(9)	Mr. Stone may be deemed to beneficially own the 2,655,007 shares of our common stock held by the Irrevocable Trust of William P. Weidner as the trustee of the trust. Mr. Stone shares voting and dispositive control over the shares in the trust with the protector of the trust, who is Mr. Weidner’s wife, Lynn Hackerman Weidner. Mr. Stone disclaims such beneficial ownership, and this prospectus shall not be deemed an admission that Mr. Stone is a beneficial owner of such shares for purposes of the Exchange Act.
(10)	This amount excludes 1,928,737 shares that Mr. Stone transferred to The Stone Crest Trust and over which he has no voting or dispositive control.
(11)	Mr. Stone may be deemed to beneficially own the 532,066 shares of our common stock held by The Robert G. Goldstein Grantor Retained Annuity Trust as the trustee of the trust. Mr. Stone has voting and dispositive control over the shares in the trust. Mr. Stone disclaims such beneficial ownership and this prospectus shall not be deemed an admission that Mr. Stone is a beneficial owner of such shares for purposes of the Exchange Act. Mr. Goldstein has the right to reacquire the shares in the trust at any time and therefore may be deemed to have beneficial ownership over such shares.
(12)	This amount excludes 532,066 shares of our common stock that Mr. Goldstein transferred to The Robert G. Goldstein Grantor Retained Annuity Trust. Mr. Goldstein has the right to reacquire the shares in the trust at any time and therefore may be deemed to have beneficial ownership over such shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Reorganization Transactions

Immediately prior to the closing of our initial public offering which occurred on December 20, 2004 we acquired 100% of the capital stock of Las Vegas Sands Opco. This was effected by merging Las Vegas Sands Opco with and into our wholly-owned subsidiary, with Las Vegas Sands Opco surviving as our operating subsidiary. We refer to this as the parent company merger. In connection with the parent company merger, holders of Las Vegas Sands Opco’s common stock received 266.0327553 shares of our common stock for each share of Las Vegas Sands Opco common stock that they owned, and we received all of the outstanding shares of common stock of Las Vegas Sands Opco. Each option to purchase one share of common stock of Las Vegas Sands Opco was converted into an option to purchase 266.0327553 shares of our common stock.

On July 29, 2004, Las Vegas Sands Opco acquired all of the capital stock of Interface Holding from Mr. Adelson in exchange for 220,370 shares of Las Vegas Sands Opco common stock (58,625,638 shares of our common stock after giving effect to the parent company merger). At that time Interface Holding indirectly owned the Sands Expo Center and held a redeemable preferred interest in Las Vegas Sands Opco’s wholly-owned subsidiary Venetian Casino Resort, LLC. The acquisition of Interface Holding by Las Vegas Sands Opco was consummated in anticipation of entering into financing arrangements for the Palazzo Casino Resort. The acquisition of Interface Holding was approved by a committee of independent directors of Las Vegas Sands Opco. The acquisition consideration was the result of negotiations among Mr. Adelson, senior management and an independent director of Las Vegas Sands Opco. The factors used to determine the value of the capital stock of Interface Holding included:

•	an independent appraisal that concluded that the value of the Sands Expo Center was $170.0 million;

•	the unique value the Sands Expo Center represents to the Venetian Casino Resort because of the significant mid-week business generated, which was determined subjectively to be $30.0 million;

•	the aggregate liquidation preference of the preferred interest in Venetian Casino Resort, LLC at the time of acquisition, which was determined to be $255.2 million based on the unpaid principal amount at that time of $121.7 million and accrued and unpaid preferred return of $133.5 million; and

•	the outstanding indebtedness of Interface Holding and its subsidiaries at the time of acquisition, which was $124.3 million.

Based upon those factors, the value of the Interface Holding capital stock received by Las Vegas Sands Opco at the time of the acquisition was determined to be approximately $331.0 million.

The factors used to determine the $1,500 per share price of Las Vegas Sands Opco common stock ($5.64 per share of our common stock after giving effect to the parent company merger) issued to Mr. Adelson in the Interface Holding acquisition included:

•	the financial and operating performance of Las Vegas Sands Opco;

•	a valuation of Las Vegas Sands Opco based on market comparison, net underlying asset and earnings capacity methodologies that were similar to those used by Las Vegas Sands Opco to determine the exercise price of the stock options that it granted at substantially the same time under its stock option plan;

•	the recent opening of the Sands Macao and the risks associated with a new business venture and reaching final construction completion on the Sands Macao; and

•	the risks and uncertainties related to construction and financings of the Palazzo Casino Resort and the Venetian Macao Casino Resort.

In the Interface Holding acquisition, Mr. Adelson received 220,370 shares of Las Vegas Sands Opco common stock. After giving effect to the parent company merger, those shares were converted into 58,625,638 of our shares of common stock.

Immediately prior to the consummation of the acquisition of Interface Holding by Las Vegas Sands Opco, Interface Holding made an approximately $15.2 million distribution of cash and assets unrelated to the Sands Expo Center to Mr. Adelson. The value of these assets was excluded in determining the value of the consideration Las Vegas Sands Opco paid to Mr. Adelson for the acquisition of Interface Holding by Las Vegas Sands Opco.

Following this acquisition, Las Vegas Sands Opco made an equity contribution of approximately $27.0 million to Interface Group-Nevada, the direct owner of the Sands Expo Center and then a wholly-owned subsidiary of Interface Holding. On July 30, 2004, Interface Group-Nevada entered into a $100.0 million mortgage loan. The approximately $27.0 million equity contribution enabled Interface Group-Nevada to obtain more favorable terms for the $100.0 million mortgage loan by increasing Interface Group-Nevada’s equity. Las Vegas Sands Opco used the proceeds from that loan and a portion of the equity contribution to repay in full $124.3 million of outstanding notes payable under its prior mortgage loan from an unaffiliated entity, and to pay related fees and expenses.

Las Vegas Sands Opco converted from a subchapter S corporation to a taxable “C” corporation for income tax purposes and declared a tax distribution to all of its stockholders, which included Mr. Adelson, the other named executive officers and Mr. Forman prior to the proposed conversion. A tax distribution of $21.1 million was paid on January 10, 2005. This amount was based on the estimated taxable income of Las Vegas Sands Opco for fiscal 2004 and the highest aggregate effective marginal rate of federal, state and local income tax (or, if applicable, alternative minimum tax) to which any stockholder of Las Vegas Sands Opco immediately prior to the conversion would be subject, as provided under Las Vegas Sands Opco’s debt instruments. In connection with the conversion, we entered into an indemnification agreement described below.

The table below sets forth the number of our shares of common stock beneficially owned by certain of our affiliates following the parent company merger and the tax distribution amounts received by these affiliates (including payments on behalf of trusts established by such persons) in connection with the conversion of Las Vegas Sands Opco from a subchapter S corporation to a taxable “C” corporation.

Name	Common Shares of Las Vegas Sands Corp. Issued	Tax Distribution Amount
Sheldon G. Adelson (including certain trusts)	266,957,053	$18,396,608
Adelson Family Trusts	40,356,105	2,465,508
William P. Weidner (including certain trusts)	6,252,834	92,396
Bradley H. Stone (including certain trusts)	4,689,625	38,965
Robert G. Goldstein (including certain trusts)	3,126,417	25,977
Charles D. Forman	665,082	(31,948	)(1)
Harry Miltenberger	212,826	26,434

(1)	Mr. Forman had received prior tax distribution payments which exceeded those amounts due to him at the time of the calculation of the distribution paid on January 10, 2005.

Transactions with Interface Holding

Prior to our acquisition of Interface Holding, Interface Holding was owned by Mr. Adelson, our principal stockholder. The following are transactions that Las Vegas Sands Opco had entered into with Interface Holding prior to its acquisition by Las Vegas Sands Opco on July 29, 2004.

Redeemable Preferred Interest

Until February 2005, Venetian Casino Resort, LLC had two members, Las Vegas Sands Opco and Interface Holding. Las Vegas Sands Opco is the managing member of Venetian Casino Resort LLC and owns 100% of the common equity interest in Venetian Casino Resort LLC. Las Vegas Sands Opco also owns 100% of Interface Holding. Until February 2005, Interface Holding held the redeemable preferred interest in Venetian Casino Resort, LLC. The redeemable preferred interest is non-voting, not subject to mandatory redemption or redemption at the option of the holder and has a preferred return of 12%. As of July 29, 2004, $133.5 million had accrued on the redeemable preferred interest and had not yet been paid. Las Vegas Sands Opco ceased accrual of the preferred return as of July 29, 2004 and retired the redeemable preferred interest following a merger of Interface Holding into Las Vegas Sands Opco in February 2005.

Cooperation Agreement

Our business plan calls for each of the Venetian Casino Resort, the Congress Center, The Grand Canal Shops mall, the Sands Expo Center, the Palazzo Casino Resort and the Phase II mall to be integrally related parts of a single project. In order to establish terms for the integrated operation of these facilities, Las Vegas Sands Opco, GGP, Interface Group-Nevada, the owner of the Sands Expo Center, and Las Vegas Sands Opco’s subsidiary Lido Casino Resort, LLC are parties to The Second Amended and Restated Reciprocal Easement, Use and Operating Agreement, dated as of May 17, 2004, which we refer to as the cooperation agreement. The cooperation agreement sets forth agreements among the parties regarding, among other things, encroachments, easements, operating standards, maintenance requirements, insurance requirements, casualty and condemnation, joint marketing, the construction of the Palazzo Casino Resort and the sharing of certain facilities and costs relating thereto. No payments were made among affiliates under the cooperation agreement in 2002, 2003 or 2004. See “Agreements Related to the Malls—Cooperation Agreement” for more information on the terms of this agreement.

Administrative Services Agreement

Pursuant to a services agreement among Las Vegas Sands Opco, certain of its subsidiaries and Interface Operations LLC (Interface Holding and Interface Group-Nevada prior to August 2004), the parties have agreed to share ratably in the costs of, and under certain circumstances provide to one another, shared services, including legal services, accounting services, insurance administration, benefits administration, travel services and such other services as each party may request of the other. In addition, under this services agreement, the parties have agreed to share ratably the costs of any shared office space. Under this services agreement, Las Vegas Sands Opco is utilizing a Gulfstream III aircraft, which was operated by an affiliate of our principal stockholder. The aircraft was used for the benefit of executive officers, including our principal stockholder, and for customers. Charge-backs to Las Vegas Sands Opco in connection with this use were based on certain actual costs to operate the aircraft allocated in accordance with the purpose for which the aircraft is used. Total payments made or accrued by Las Vegas Sands Opco to Interface Operations LLC (Interface Holding, Interface Group-Nevada and their affiliates prior to August 2004) pursuant to this services agreement were approximately $3,000 for the quarter ended March 31, 2005, $1.2 million in 2004, $1.5 million in 2003 and $1.3 million in 2002. In the course of providing convention services to their customers, Interface Holding, Interface Group-Nevada or their affiliates may be required to use Venetian Casino Resort meeting space to accommodate requests by their customers. Total payments made or accrued to Las Vegas Sands Opco from Interface Holding, Interface Group-Nevada or their affiliates were $4,000 for the quarter ended March 31, 2005, $21,000 in 2004, $2.7 million in 2003 and $2.7 million in 2002.

Under the Administrative Services Agreement, the Company and its subsidiaries paid approximately $427,000 during the quarter ended March 31, 2005 and $3.2 million during 2004 to Interface Group Massachusetts, LLC, a Massachusetts limited liability company which operates GWV Travel, a travel agent and charter tour operator which we refer to as GWV, for travel and travel related services. GWV is controlled by entities in which our director Mr. Chafetz is a director and a 12.5% shareholder and which are controlled by our principal stockholder, Mr. Adelson. Mr. Forman is also a trustee of a voting trust that owns 6.2% of the sole member of GWV Travel. The beneficiaries of that voting trust include the children of Mr. Chafetz. The payments included primarily the cost of airline tickets, which are paid by GWV to third party air carriers on behalf of the Company and its subsidiaries, and related travel agency commissions and service fees which are retained by GWV. Approximately $140,000 of the total paid by the Company and its subsidiaries was retained as fees and commissions.

As of November 8, 2004 Las Vegas Sands Opco assigned the interest of Interface Holding and Interface Group-Nevada in this administrative services agreement to Interface Operations, LLC, a company controlled by our principal stockholder, for no consideration. Prior to the Interface Holding acquisition, Interface Holding and Interface Group-Nevada provided or arranged certain services for Las Vegas Sands Opco and its subsidiaries under the administrative services agreement. The services were provided by certain other entities controlled by Mr. Adelson. After Interface Holding and Interface Group-Nevada were acquired by Las Vegas Sands Opco and became subsidiaries of Las Vegas Sands Opco, it was determined that the agreement should be assigned to another company controlled by Mr. Adelson so that the Las Vegas Sands entities would have a direct claim against the entity providing the services rather than against a subsidiary of Las Vegas Sands Opco. The assignment did not change any of the terms of the administrative services agreement or what services are being provided.

Hotel Service Agreement

Interface Group-Nevada provides audio visual services, telecommunications, electrical, janitorial and other related services to group customers of the Venetian Casino Resort. These services are provided pursuant to a contract that provides for an equal sharing of revenues after direct operating expenses. Pursuant to this contract, Las Vegas Sands Opco received $908,000 during the quarter ended March 31, 2005, $2.8 million during 2004, $2.7 million during 2003 and $2.6 million during 2002.

Temporary Lease

On November 1, 1996, Las Vegas Sands Opco and Interface Group-Nevada entered into a lease agreement whereby Las Vegas Sands Opco agreed to lease approximately 5,000 square feet in the Sands Expo Center to be used as its temporary executive offices during the construction of the Venetian Casino Resort. Management believes that the lease agreement, which provides for monthly rent of $5,000 to be paid by Las Vegas Sands Opco to Interface Group-Nevada, is at least as favorable as that which Las Vegas Sands Opco could have obtained from an independent third party. The rent amount was determined based upon the rent per square foot of office space with comparable square footage in Las Vegas at the time. The initial term of the lease agreement expired on November 1, 1998, but Las Vegas Sands Opco and Interface Group-Nevada extended the term for a period of 5 years and 8 months, subject to additional extension for two consecutive terms of 1 year each. Total payments made by Las Vegas Sands Opco to Interface Group-Nevada pursuant to the lease agreement totaled $20,000 in 2003 and $60,000 in 2002. As of May 1, 2003, this lease was terminated.

Preferred Reservation System Agreement

Las Vegas Sands Opco entered into a preferred reservation system agreement with Interface Group-Nevada that governs the booking of exposition and trade shows in the Phase IA addition meeting space and in the Sands Expo Center. The agreement provides the Sands Expo Center with the first opportunity or right of first refusal to book or host expositions and trade shows prior to such expositions and trade shows being offered to the Phase IA addition meeting space.

Registration Rights Agreement

Messrs. Adelson, Forman, Weidner, Stone, Goldstein and certain other stockholders and employees and certain trusts that they established have entered into a registration rights agreement with us relating to the shares of common stock they hold. Subject to several exceptions, including our right to defer a demand registration under certain circumstances, Mr. Adelson and the trusts he established may require that we register for public resale under the Securities Act all shares of common stock they request be registered at any time following this offering, subject to any restrictions in the lock-up agreements with the underwriters of our initial public offering. Mr. Adelson and the trusts may demand registrations so long as the securities being registered in each registration statement are reasonably expected to produce aggregate proceeds of $20 million or more. If we become eligible to register the sale of our securities on Form S-3 under the Securities Act, Mr. Adelson and the trusts have the right to require us to register the sale of the common stock held by them on Form S-3, subject to offering size and other restrictions.

The other stockholders that are party to this agreement were granted piggyback registration rights on any registration for the account of Mr. Adelson or the trusts that he established, subject to cutbacks if the registration requested by the Adelson entities is in the form of a firm commitment underwritten offering and if the underwriters of the offering determine that the number of securities to be offered would jeopardize the success of the offering.

In addition, the stockholders and employees that are party to this agreement and the trusts have been granted piggyback rights on any registration for our account or the account of another stockholder, subject to cutbacks if the underwriters in an underwritten offering determine that the number of securities offered in a piggyback registration would jeopardize the success of the offering.

In connection with any registrations described above, we will indemnify the selling stockholders and bear all fees, costs and expenses (except underwriting discounts and commissions and fees, costs and expenses of the selling stockholders other than the Adelson entities). Each selling stockholder (other than the Adelson entities) will bear its own fees, costs and expenses.

Tax Indemnification

In connection with the conversion of Las Vegas Sands Opco from a subchapter S corporation to a taxable “C” corporation for income tax purposes, Las Vegas Sands Opco entered into an indemnification agreement pursuant to which it agreed to:

•	make a payment to all of our stockholders who were stockholders of Las Vegas Sands Opco prior to the conversion in an amount based on the taxable income of Las Vegas Sands Opco for fiscal 2004 and the highest aggregate effective marginal rate of federal, state and local income tax (or, if applicable, alternative minimum tax) to which any stockholder of Las Vegas Sands Opco immediately prior to the conversion would be subject (but no such payment was required to be made to a stockholder to the extent that Las Vegas Sands Opco has made prior distributions to such stockholder with respect to the taxable income of Las Vegas Sands Opco for fiscal 2004);

•	indemnify those of our stockholders who were stockholders of Las Vegas Sands Opco immediately prior to the conversion against certain tax liabilities incurred by these stockholders as a result of adjustments (pursuant to a determination by, or a settlement with, a taxing authority or court, or pursuant to the filing of an amended tax return) to the taxable income of Las Vegas Sands Opco with respect to taxable periods during which Las Vegas Sands Opco was a subchapter S corporation for income tax purposes; and

•	indemnify Mr. Adelson against certain tax liabilities incurred by Mr. Adelson as a result of adjustments (pursuant to a determination by, or a settlement with, a taxing authority or court, or pursuant to the filing of an amended tax return) to the taxable income of Interface Holdings with respect to taxable periods during which Interface Holdings was a subchapter S corporation for income tax purposes.

Transactions Relating to Aircraft

Time Sharing Agreement

On June 18, 2004, Las Vegas Sands Opco entered into an aircraft time sharing agreement with Interface Operations LLC, which is controlled by our principal stockholder. The agreement provides for our use on a time sharing basis of a Boeing Business Jet owned by an entity controlled by our principal stockholder. The agreement has a term ending on December 31, 2005, but is automatically extended by one year if neither party to the agreement has given notice of non-renewal. Either party may terminate the agreement on thirty days’ notice so long as the party is not in default of the agreement. In addition, the agreement automatically terminates upon the termination of the lease between the owner of the aircraft and Interface Operations. For use of the aircraft, Las Vegas Sands Opco has agreed to pay Interface Operations LLC fees equal to (1) twice the cost of the fuel, oil and other additives used, (2) all fees, including fees for landing, parking, hangar, tie-down, handling, customs, use of airways and permission for overflight, (3) all expenses for catering and in-flight entertainment materials, (4) all expenses for flight planning and weather contract services, (5) all travel expenses for pilots, flight attendants and other flight support personnel, including food, lodging and ground transportation, and (6) all communications charges, including in-flight telephone, in each of clauses (1) through (6) above, only during use of the aircraft. In addition, Las Vegas Sands Opco will also be responsible for all passenger ground transportation and accommodation in connection with the use of the aircraft. Las Vegas Sands Opco became obligated to pay $297,000 during the quarter ended March 31, 2005 and $620,000 in 2004 to Interface Operations LLC.

Aviation Employees

Interface Employee Leasing, LLC (“IEL”) is an entity whose employees provide aviation services for aircraft owned by Las Vegas Sands Opco and our principal stockholder. IEL was transferred in August 2004 by the principal stockholder to Las Vegas Sands Opco for no consideration and is now a wholly-owned subsidiary of Las Vegas Sands Opco. IEL charges out the cost of employees to the companies controlled by the principal stockholder in connection with services provided for aircraft owned by those companies. Charges are based on actual costs and time attributed to the aircraft. General and administrative costs are allocated in a similar manner. Companies controlled by our principal stockholder were allocated $215,000 and $716,000 in IEL charges and costs during the quarter ended March 31, 2005 and during 2004, respectively.

Restaurant Leases

Our principal stockholder is a partner in three entities that operate restaurants in the Venetian Casino Resort. Management believes that the terms and conditions of the leases granted by Las Vegas Sands Opco for such restaurants are no less favorable than those negotiated with independent third parties. Valentino Las Vegas LLC, Night Market, LLC and Positano (dba Postrio) Las Vegas, LLC paid Las Vegas Sands Opco $0.4 million, $0.1 million and $0.5 million under those leases in 2004, $1.0 million, $1.0 million and $1.1 million in 2003 and $1.1 million, $1.1 million and $1.0 million in 2002, respectively. Las Vegas Sands Opco purchased the lease interest and assets of Carnevale Coffee Bar LLC during 2003 for $3.1 million, payable $625,000 during 2003 and $250,000 annually over ten years, beginning in September 2003, 50% of which payments are payable to a family trust of our principal stockholder as that trust owned a 50% interest in the entity that operated the coffee bar. In connection with the sale of The Grand Canal Shops mall, Las Vegas Sands Opco leased to GGP the spaces occupied by the restaurants operated by Valentino Las Vegas LLC and Night Market, LLC, and sold to GGP the space occupied by the restaurant operated by Postrio Las Vegas LLC.

Stock Option and Other Loans

In January 2002, our principal stockholder made loans to each of Messrs. Weidner, Stone and Goldstein to enable them to exercise options that they had been granted to purchase common stock from the principal stockholder. Each loan is evidenced by a full recourse demand promissory note with interest at the short term annual applicable federal rate (as defined in Section 7872 of the Internal Revenue Code) determined to be a market rate at the date of issuance consistent with the financial profile of the borrower, to be adjusted each January, and compounding annually. In 2004, such rate was 1.71%. Following termination of any of such borrowers’ employment with Las Vegas Sands Opco under certain circumstances, the interest rate of the loan to that person may change to Las Vegas Sands Opco’s weighted average cost of capital, if greater than the rate in effect at the time of such termination. Payments of a portion of accrued interest are due each year ten days following the filing of such borrower’s income tax return. Payments on the outstanding principal are payable on demand or following a sale of shares by each borrower in excess of 25% of his holdings. A loan will immediately be due upon an individual filing for bankruptcy or upon other similar actions. Each note is a full recourse loan and is collateralized by a pledge of the common stock issued to each borrower. Other than in limited circumstances, each borrower may not dispose of his shares of common stock prior to repayment of his loan. As of March 31, 2005, $5.8 million, $4.3 million and $2.9 million was outstanding under the loans to Messrs. Weidner, Stone and Goldstein, respectively.

In March 2004, our principal stockholder made a loan to Mr. Forman to enable him to purchase common stock from the principal stockholder. The loan was evidenced by a full recourse demand promissory note with floating interest at the applicable federal rate (as defined in Section 7872 of the Internal Revenue Code), compounding annually. In March 2004, such rate was 1.71%. Payments of a portion of accrued interest were due each year ten days following the filing of Mr. Forman’s income tax return. Payments on the outstanding interest and principal were payable on demand or following a sale by Mr. Forman of the common stock. This note was collateralized by a pledge of the common stock issued to Mr. Forman. Mr. Forman repaid all outstanding amounts under his loan on October 19, 2004.

Phase II Subsidiary Bank Loan Guarantee

During 2001, our principal stockholder guaranteed a $2.9 million bank loan made to architects of Lido Casino Resort, LLC, our subsidiary that owns the land upon which Las Vegas Sands Opco is developing the Palazzo Casino Resort, to secure a trade payable owed to the architects by Lido Casino Resort, LLC. This guarantee was terminated upon repayment of the indebtedness in June 2002.

Equipment Purchases

During November 1999, our principal stockholder purchased idle construction equipment from us (tower cranes) for $2.0 million, the cost basis of the equipment, which was its estimated fair value at the time of purchase. During 2003, Las Vegas Sands Opco repurchased the tower cranes for $0.8 million and paid our principal stockholder $1.2 million of rent for the tower cranes for use during the Phase IA addition construction period.

Tranche B Take-Out Loan and Principal Stockholder’s $20.0 Million Guaranty of Tranche A Take-Out Loan

On December 20, 1999, Las Vegas Sands Opco incurred a $105.0 million tranche A take-out loan and a $35.0 million tranche B take-out loan. These loans were secured by mortgages on The Grand Canal Shops mall assets. The principal stockholder guaranteed, on an unsecured basis, $20.0 million of indebtedness under the $105.0 million tranche A take-out loan. In addition, the sole lender under the $35.0 million tranche B take-out loan was our principal stockholder. The interest rate on the tranche B take-out loan was 14.0% and approximated Las Vegas Sands Opco’s incremental subordinated debt borrowing rate, which was evidenced by the interest rate on Las Vegas Sands Opco’s senior subordinated notes of 14.25% at that time. The tranche B take-out loan was deeply subordinated to the tranche A take-out loan. The tranche B take-out loan was due December 16, 2004, provided that Las Vegas Sands Opco had an option to extend the loan until December 16, 2007. Las Vegas Sands Opco incurred approximately $2.1 million of interest expense relating to the tranche B take-out loan during 2002. Both the tranche A take-out loan and the tranche B take-out loan were repaid and terminated and the related guaranty was terminated in connection with the refinancing transactions that occurred in June 2002.

Completion Guaranty

Our principal stockholder had extended a completion guaranty for the construction of the Venetian Casino Resort in November 1997. Our principal stockholder guaranteed, subject to certain conditions and limitations, payment of Venetian Casino Resort construction costs in excess of available funds, up to a maximum of $25.0 million (plus interest accrued on the collateral for such guaranty, as described below), provided that the cap on liability under the guaranty did not apply with respect to excess construction costs attributable to scope changes. The principal stockholder’s obligations under the guaranty were collateralized by $25.0 million in cash and cash equivalents and the interest accrued thereon. On November 12, 1999, the principal stockholder made an advance to Venetian Casino Resort of approximately $23.5 million under the guaranty, which was treated as a subordinated completion guaranty loan. The completion guaranty loan was to mature on November 16, 2005 and bore interest at a rate of 14 1/4% per annum. Total interest expense accrued on the completion guarantee to our principal stockholder was approximately $1.9 million during 2002. Because the completion guaranty was given for the benefit of the lenders of our indebtedness that was repaid in the June 2002 refinancing transactions, the completion guaranty was terminated upon repayment of this indebtedness in the June 2002 refinancing transactions, the remaining cash collateral was returned to our principal stockholder and Venetian Casino Resort repaid the completion guarantee loan in full.

Other Transactions with our Principal Stockholder and his Family

Las Vegas Sands Opco has employed Dr. Miriam Adelson, the principal stockholder’s wife, as the Director of Community Involvement since August 1990 where, in conjunction with our Government Relations Department, she oversees and facilitates our partnership with key community groups and faith-based organizations. Her annual salary is $50,000 per year.

Las Vegas Sands Opco employed the principal stockholder’s stepdaughter, who previously worked as a member of the Corporate Finance Group of a national accounting firm, as Executive Consultant for Corporate Development, and her husband, an Israeli attorney, as International Business Development Specialist, from October 2003 to August 2004, both at annualized salaries of $85,000 per year.

Based on the advice of an independent security consultant, Las Vegas Sands Opco provides security coverage for our principal stockholder, his spouse and children. The principal stockholder reimburses us for a portion of our cost of providing security (and related automobiles) which we have determined to be the personal value to him as opposed to a business expense for us.

Las Vegas Sands Opco purchases amenities and other products used by hotel guests, such as robes, towels and slippers, from Deluxe Hotels Supply, LLC, an approved Venetian vendor. Deluxe Hotels Supply is owned by the principal stockholder’s brother, Leonard Adelson. Las Vegas Sands Opco purchased $2.5 million of products from Deluxe Hotels Supply during 2004 and $935,002 during 2003. Management believes that the terms and conditions of the purchases are no less favorable than those negotiated with independent third parties.

Our principal stockholder’s brother, Leonard Adelson, acted as a finder in connection with securing an agreement with a laundry provider, for which he was paid a finder’s fee of $1.3 million in 2004.

Management Loans

In April 2003, Las Vegas Sands Opco made loans to certain of its executive officers. Loans were made to Messrs. Weidner, Stone and Goldstein with amounts outstanding as of the repayment date of $336,551, $252,412 and $168,275 respectively. The loans bore interest at the greater of 4% per annum and an applicable short-term federal rate. The loans were to mature on the earlier of December 31, 2010, the date any public offering of Las Vegas Sands Opco’s shares commences pursuant to a registration statement or the date on which the borrower disposes of any of his shares of Las Vegas Sands Opco. In September 2004, each of Messrs. Weidner, Stone and Goldstein repaid their loans in full.

Property and Casualty Insurance

Prior to April 2005 we purchased property and casualty insurance (including aviation related coverages) together with entities controlled by our principal stockholder which are not subsidiaries of the Company and which we refer to as the stockholder controlled entities. The stockholder controlled entities and we each were allocated our applicable share of the premiums. Commencing with the April 2005 coverage renewals, we will purchase insurance coverages separately from the stockholder controlled entities, except that the respective groups will continue to purchase aviation related coverages together. The two groups will allocate the aviation insurance costs not related to particular aircraft among themselves in accordance with the other allocations of aviation costs discussed above. During 2004, the stockholder controlled entities were separately invoiced for, and separately paid for, insurance purchased on behalf of the stockholder controlled entities in the amount of approximately $450,000. The allocation of premiums due for coverages placed on behalf of us and the stockholder controlled entities, respectively, was determined with the assistance of an insurance consultant who arranged for the placement of the coverages.

AGREEMENTS RELATING TO THE MALLS

The Grand Canal Shops Mall Sale and Lease Agreement

On April 12, 2004, we entered into an agreement with GGP to sell The Grand Canal Shops mall and lease certain restaurant and other retail assets of the Venetian Casino Resort for approximately $766 million. We completed the sale of The Grand Canal Shops mall on May 17, 2004. The Grand Canal Shops mall master lease agreement provides for us to lease to GGP 19 spaces currently occupied by various retail and restaurant tenants for 89 years with annual rent of one dollar per year, and GGP has assumed our interest as landlord under the various space leases associated with these 19 spaces. In addition we will:

•	continue to be obligated to fulfill certain lease termination and asset purchase agreements;

•	lease the C2K Showroom space (in which we are currently building the Blue Man Group theater which is scheduled to open in September 2005), located within The Grand Canal Shops mall from GGP for a period of 25 years, subject to an additional 50 years of extension options, with initial fixed minimum rent of $3.3 million per year;

•	lease the gondola retail store and the canal space located within The Grand Canal Shops mall from GGP for a period of 25 years, subject to an additional 50 years of extension options, with initial fixed minimum rent of $3.5 million per year; and

•	lease certain office space from GGP for a period of 10 years, subject to an additional 65 years of extension options, with initial annual rent of $860,350.

The lease payments relating to the C2K Showroom (in which we are currently building the Blue Man Group theater which is scheduled to open in September 2005), the canal space within The Grand Canal Shops mall and the office space from GGP are subject to automatic increases of 5% beginning on the sixth lease year and each subsequent fifth lease year.

Development Agreement

Our subsidiary, Lido Casino Resort, LLC, and GGP entered into a development agreement whereby Lido Casino Resort agreed to construct the Phase II mall, and GGP agreed to buy 100% of the membership interests in Phase II Mall Subsidiary, LLC, which will own the Phase II mall when it opens, at the price described below. Lido Casino Resort has assigned substantially all of its obligations under the development agreement to Phase II Mall Holding, LLC but has agreed to remain jointly and severally liable to GGP for all such obligations. Lido Casino Resort agreed to substantially complete construction of the Phase II mall (subject to force majeure and certain other delays) before the earlier of:

•	36 months after the date when Lido Casino Resort receives sufficient permits to begin construction of the Phase II mall; and

•	March 1, 2008.

In the event that the Phase II mall is not substantially completed on or before the stated date, GGP is entitled to receive liquidated damages in the amount of $5,000 per day for the first six months and $10,000 per day for an additional six months after the completion deadline has passed. If substantial completion has not occurred on or before one year after the above deadline, Phase II Mall Holding, LLC and Lido Casino Resort will be jointly and severally obligated to pay GGP liquidated damages in the amount of $100 million.

In the event that Phase II Mall Holding, LLC and Lido Casino Resort comply with all of their obligations under the development agreement and GGP fails to acquire the membership interests in the entity owning the Phase II mall, Phase II Mall Holding, LLC will be entitled:

•	to sue GGP for specific performance;

•	to liquidated damages in the amount of $100 million; or

•	to purchase the interest of GGP in The Grand Canal Shops mall for (a) the lesser of (i) $766.0 million and (ii) the fair market value minus (b) $100.0 million.

The purchase price that GGP has agreed to pay for the Phase II Mall is the greater of (i) $250.0 million and (ii) the Phase II mall’s net operating income for months 19 through 30 of its operations (assuming that the rent due from all tenants in month 30 was actually due in each of months 19 through 30) divided by a capitalization rate. The capitalization rate is .06 for every dollar of net operating income up to $38 million and .08 for every dollar of net operating income above $38 million. On the date the Phase II mall opens to the public, GGP will be obligated to make an initial purchase price payment based on projected net operating income for the first 12 months of operations (but in no event less than $250 million). Every six months thereafter until the 24 month anniversary of the opening date, the required purchase price will be adjusted (up or down, but never to less than $250 million) based on projected net operating income for the upcoming 12 months. The “final” purchase price adjustment (subject to audit thereafter) will be made on the 30-month anniversary of the Phase II mall’s opening date and will be based on the formula described in the first two sentences of this paragraph. For all purchase price and purchase price adjustment calculations, “net operating income” will be calculated by using the “accrual” method of accounting and, for purposes of calculating the final purchase price adjustment, by applying the base rent payable by all tenants in the last month of the applicable 12-month period to the entire 12-month period.

Disputes under the development agreement will be resolved by arbitration or an independent expert selected by the parties.

Cooperation Agreement

Our business plan calls for each of the Venetian Casino Resort, the Congress Center, The Grand Canal Shops mall, the Sands Expo Center, the Palazzo Casino Resort and the Phase II mall, though separately owned, to be integrally related components of one facility. In establishing the terms for the integrated operation of these components, the cooperation agreement sets forth agreements regarding, among other things, encroachments, easements, operating standards, maintenance requirements, insurance requirements, casualty and condemnation, joint marketing, the construction of the Palazzo Casino Resort, and the sharing of some facilities and related costs. Subject to applicable law, the cooperation agreement binds all current and future owners of the Sands Expo Center, the Venetian Casino Resort, The Grand Canal Shops mall, the Palazzo Casino Resort, the Congress Center and the Phase II mall, and has priority over the liens securing Las Vegas Sands Opco’s existing and amended and restated senior secured credit facility and the mortgage notes and any liens securing any indebtedness of The Grand Canal Shops mall, the Sands Expo Center or Palazzo Casino Resort or Phase II mall. Accordingly, subject to applicable law, the obligations in the cooperation agreement will “run with the land” if any of the components change hands.

Operating Covenants

The cooperation agreement regulates certain aspects of the operation of the Sands Expo Center, The Grand Canal Shops mall and the Venetian Casino Resort. For example, under the cooperation agreement, we are obligated to operate the Venetian Casino Resort continuously and to use it exclusively in accordance with standards of first-class Las Vegas Boulevard-style hotels and casinos. We are also obligated to operate and to use the Sands Expo Center exclusively in accordance with standards of first-class convention, trade show and exposition centers. The owner of The Grand Canal Shops mall is obligated to operate The Grand Canal Shops mall exclusively in accordance with standards of first-class restaurant and retail complexes. For so long as the Venetian Casino Resort is operated in accordance with a “Venetian” theme, the owner of The Grand Canal Shops mall must operate The Grand Canal Shops mall in accordance with the overall Venetian theme.

Maintenance and Repair

We must maintain the Venetian Casino Resort as well as some common areas and common facilities that are to be shared with The Grand Canal Shops mall. The cost of maintenance of all shared common areas and common facilities is to be shared between us and the owner of The Grand Canal Shops mall. We must also maintain, repair and restore the Sands Expo Center and certain common areas and common facilities located in the Sands Expo Center. The owner of The Grand Canal Shops mall must maintain, repair and restore The Grand Canal Shops mall and certain common areas and common facilities located in The Grand Canal Shops mall.

Insurance

We and the owner of The Grand Canal Shops mall must also maintain minimum types and levels of insurance, including property damage, general liability and business interruption insurance. The cooperation agreement establishes an insurance trustee to assist in the implementation of the insurance requirements.

Parking

The cooperation agreement also addresses issues relating to the use of the Venetian Casino Resort’s parking facilities, the use of parking facilities planned in connection with the Palazzo Casino Resort and easements for access. The Venetian Casino Resort, The Grand Canal Shops mall and the Sands Expo Center may use the parking spaces in the Venetian Casino Resort’s parking garage on a “first come, first served” basis, as long as each property retains use of sufficient spaces to comply with specified minimum parking standards. This means that each property shall have the right to use, at a minimum, sufficient spaces to comply with applicable laws and to conduct its business as permitted under the cooperation agreement. The Venetian Casino Resort’s parking garage is owned, maintained, and operated by us, with the proportionately allocated operating costs billed to the owner of The Grand Canal Shops mall. After the completion of the parking garage to be built in connection with the Palazzo Casino Resort, the Venetian Casino Resort, The Grand Canal Shops mall, the Sands Expo Center and, when completed, the Phase II mall will have the right to use the Palazzo Casino Resort parking garage, with the operating costs proportionately allocated among each facility. Each party to the cooperation agreement has granted to the others non-exclusive easements and rights to use the roadways and walkways on each other’s properties for vehicular and pedestrian access to the parking garages.

Utility Easements

All property owners have also granted each other all appropriate and necessary easement rights to utility lines servicing the Venetian Casino Resort, The Grand Canal Shops mall, the Palazzo Casino Resort and the Sands Expo Center.

Coordinated Relations with HVAC Provider

As discussed under “Description of Other Indebtedness and Operating Agreements—HVAC Services Agreement and Related Documents,” the owners of the Venetian Casino Resort, The Grand Canal Shops mall, the Sands Expo Center and the Phase II mall have or will have separate services agreements with the HVAC provider.

Consents, Approvals and Disputes

If any current or future party to the cooperation agreement has a consent or approval right or has discretion to act or refrain from acting, the consent or approval of such party will only be granted and action will be taken or not taken only if a commercially reasonable owner would do so and such consent, approval, action or inaction would not have a material adverse effect on the property owned by such property owner. The cooperation agreement provides for the appointment of an independent expert to resolve some disputes between the parties, as well as for expedited arbitration for other disputes.

Sale of The Grand Canal Shops Mall by GGP

Our consent is required to any sale of The Grand Canal Shops mall by GGP or the sale of certain ownership interests in The Grand Canal Shops mall by GGP until the earlier to occur of the substantial completion of the Palazzo Casino Resort and January 31, 2007. We have a right of first offer, both before and after the dates set forth in the previous sentence, in connection with a proposed sale of The Grand Canal Shops mall by GGP. We also have the right to receive notice of any default of GGP sent by its mortgagee, if any, and the right to cure such default subject to our meeting certain net worth tests.

DESCRIPTION OF OTHER INDEBTEDNESS AND OPERATING AGREEMENTS

Indebtedness of Las Vegas Sands Opco

Amended and Restated Senior Secured Credit Facility

Las Vegas Sands Opco and Venetian Casino Resort LLC entered into the amended and restated senior secured credit facility on February 22, 2005. The amended and restated senior secured credit facility amended and restated the senior secured credit facility entered into on August 20, 2004 and allows the borrowers to borrow up to $1.620 billion from Goldman Sachs Credit Partners L.P., The Bank of Nova Scotia and the other lenders thereunder. The Bank of Nova Scotia acts as the administrative and collateral agent for the lenders. The following is a summary of the principal terms of the amended and restated senior secured credit facility.

Structure. The amended and restated senior secured credit facility consists of a $1.170 billion term loan facility ($200.0 million of which is subject to a delayed draw period until August 20, 2005) and a $450.0 million revolving credit facility (with a $125.0 million subfacility for letters of credit). As of March 31, 2005, $60 million of letters of credit were outstanding, which reduced the amount available for borrowing under the revolving credit facility.

Use of Proceeds. We used proceeds under the amended term loan B facilities to fund a portion of the retirement costs of the 11% mortgage notes, to refinance borrowings under the existing senior secured credit facility and to finance a portion of the design, development, construction and pre-opening costs of the Palazzo Casino Resort.

Following the utilization of all term loan proceeds, the proceeds of borrowings under the revolving credit facility (minus the then current letter of credit usage) may be used to finance a portion of the design, development, construction and pre-opening costs of the Palazzo Casino Resort. The proceeds of borrowings under the revolving credit facility may also be used for general corporate purposes.

Guarantors. Subject to certain exceptions, each of Las Vegas Sands Opco’s existing and subsequently acquired or organized U.S. subsidiaries has guaranteed the amended and restated senior secured credit facility on a first-priority senior secured basis. Phase II Mall Holding, LLC, Phase II Mall Subsidiary, LLC, Interface Holding and its subsidiaries, our Macau subsidiaries and certain other subsidiaries are excluded subsidiaries and do not guarantee the loans.

Security. The obligations of the borrowers under the amended and restated senior secured credit facility and the obligations of guarantors under the guarantees are secured by first priority security interests in substantially all of the borrowers’ and substantially all of each guarantor’s assets (other than capital stock). The collateral does not include certain furniture, fixtures and equipment that secure any FF&E financing arrangements entered into by the borrowers or certain subsidiaries.

Disbursement Arrangements. The provisions of the disbursement agreement described below apply to the amended and restated senior secured credit facility. See “Disbursement Agreement.”

Maturity. The term loan B facility matures on June 15, 2011 and the revolving facility to matures in February 2010.

Amortization. Commencing with the first full fiscal quarter after substantial completion of the Palazzo Casino Resort, the term loan B facility will amortize during each twelve-month period (in equal quarterly installments) in an amount equal to 1% of the aggregate principal amount of the term loan B facility, with the remainder due in equal quarterly installments in the final year prior to the maturity date of the term loan B facility.

No amortization is required with respect to the revolving credit facility.

Interest. All amounts outstanding under the amended and restated senior secured credit facility bear interest, at the borrowers’ option, at a rate equal to LIBOR plus 1.75% per annum or the base rate plus 0.75% per annum. At any time the loans are rated Ba2 or higher by Moody’s and BB or higher by S&P, the applicable margin will decrease by 0.25%.

Interest on overdue amounts following an event of default will accrue at a rate equal to the applicable interest rate on such loans plus an additional 2.0% per annum.

Optional Prepayments. Under the amended and restated senior secured credit facility, the borrowers may prepay loans and reduce the amounts available to them at any time by giving prior notice thereof, in each case, without premium or penalty. However, prior to substantial completion of the Palazzo Casino Resort and the Phase II mall, voluntary prepayments or commitment reductions are only permitted so long as, after giving effect thereto, the Phase II project is “in-balance” (meaning that there are sufficient available funds to complete each of the Palazzo Casino Resort and the Phase II mall, as determined pursuant to the terms of the disbursement agreement).

Mandatory Prepayments. The amended and restated senior secured credit facility includes the following mandatory prepayments:

•	100% of the net after-tax cash proceeds of the sale or other disposition of any property or assets (with certain exceptions);

•	100% of the net cash proceeds of insurance or condemnation awards paid on account of any loss of collateral (with certain exceptions);

•	100% of the net cash proceeds received from the incurrence of indebtedness (other than specified items of indebtedness otherwise permitted);

•	100% of the proceeds received from any pension plan reversion; and

•	Any proceeds of the amended and restated senior secured credit facility remaining on deposit with the disbursement agent after final completion of the Palazzo Casino Resort.

Disbursement Requirement. If, on the date that is the earlier of (a) the date that the full $552.0 million of equity required has been utilized to pay project costs of the Palazzo Casino Resort and (b) December 31, 2005, all of the conditions under the disbursement agreement to the disbursement of proceeds of the term loans for the financing of design, development, construction and pre-opening costs of the Palazzo Casino Resort have not been satisfied or waived, (i) the borrowers are required to apply the proceeds of the term loans then on deposit with the disbursement agent to prepay the loans under the amended and restated senior secured credit facility, and (ii) all outstanding commitments under the term loan B delayed draw facility will be terminated.

Fees. We are obligated to pay the following fees under the amended and restated senior secured credit facility:

•	0.50% per annum multiplied by the daily average undrawn portion of the commitment under the revolving credit facility (reduced by the amount of the letters of credit issued and outstanding);

•	0.75% per annum multiplied by the daily average undrawn portion of the commitments under the term loan B delayed draw facility;

•	customary fronting fees for the letters of credit; and

•	fees in connection with the amendment to the existing senior secured credit facility.

Financial Covenants. The amended and restated senior secured credit facility includes financial covenants that require that Las Vegas Sands Opco:

•	maintain a consolidated leverage ratio at specified levels;

•	maintain an interest coverage ratio at specified levels;

•	maintain a consolidated net worth at a specified amount plus an amount equal to a percentage of consolidated net income for all periods from August 20, 2004 through the applicable quarterly measurement date; and

•	limit consolidated capital expenditures (other than capital expenditures attributable to the design, development, construction and pre-opening costs of the Palazzo Casino Resort) to amounts no greater than specified levels (with unexpended amounts carrying over to, but only to, the next succeeding year and prorated for partial-year periods).

Our amended and restated senior secured credit facility also contains covenants including limitations with respect to the following:

•	other indebtedness;

•	liens;

•	investments;

•	guarantees;

•	restricted payments (including dividends and distributions on, and redemptions and refinancings of, capital stock and cash payments on certain other debt (other than certain scheduled payments and distributions in amounts sufficient to make scheduled interest payments on the notes));

•	mergers and acquisitions;

•	sales of assets (including equity interests in subsidiaries);

•	sales and lease-backs;

•	modifications to material contracts;

•	incurrence of obligation under additional material contracts;

•	formation of subsidiaries;

•	transactions with affiliates; and

•	negative pledges.

Events of Default. Our amended and restated senior secured credit facility contains events of default including the following:

•	failure to make payments when due;

•	defaults under other material agreements or instruments governing indebtedness of certain minimum amounts;

•	loss of material licenses or permits;

•	failure or inability to complete the Palazzo Casino Resort in all material respects in accordance with the definitive construction documents, in material compliance with the budget and by March 1, 2008 (subject to force majeure extension);

•	failure or inability to complete the Phase II mall in all material respects in accordance with the definitive construction documents, in material compliance with the budget and by the earlier of (a) thirty-six months after the date on which sufficient permits are received to allow Phase II Mall Subsidiary to begin construction of the Phase II mall in compliance with legal requirements and (b) March 1, 2008;

•	loss of material contracts;

•	noncompliance with covenants;

•	breaches of representations and warranties;

•	bankruptcy;

•	judgments in excess of specified amounts;

•	occurrence of ERISA defaults resulting or expected to result in liability in excess of specified amounts including the existence of an amount of unfunded benefit liabilities as defined in Section 4001(a)(18) of ERISA or the occurrence of an ERISA event, such as a reportable event within the meaning of Section 4043 of ERISA;

•	impairment of security interests in collateral;

•	loss of Nevada gaming licenses; and

•	a change of control.

Disbursement Agreement

Lido Casino Resort, LLC, Phase II Mall Holding, LLC, Phase II Mall Subsidiary, LLC, Goldman Sachs Credit Partners L.P., as bank arranger, and The Bank of Nova Scotia, as bank agent, Phase II mall agent and disbursement agent, entered into a disbursement agreement on September 30, 2004.

The disbursement agreement sets forth the material obligations of Lido Casino Resort, LLC and Phase II Mall Holding, LLC and Phase II Mall Subsidiary, LLC to construct and complete the Palazzo Casino Resort and the Phase II mall and establishes a line item budget and a schedule for construction for the Palazzo Casino Resort and Phase II mall. The disbursement agreement also establishes the conditions for the disbursement agent to make disbursements under the respective funding commitments of the existing or amended and restated senior secured credit facility and the Phase II mall construction loan and the relevant sequencing of such disbursements upon satisfaction of such conditions.

Prior to disbursing any funds from the proceeds of the amended and restated senior secured credit facility for the construction of the Palazzo Casino Resort, Lido Casino Resort, LLC must first use $552.0 million of its own equity to fund construction and development costs and certain other expenses related to the Palazzo Casino Resort. Prior to disbursing any funds from the proceeds of the Phase II mall construction loan, Phase II Mall Subsidiary, LLC must first use approximately $25.0 million of its own equity to fund construction and development costs and certain other expenses related to the Phase II mall.

The disbursement agreement authorizes disbursement requests only upon the satisfaction of various customary funding conditions.

The disbursement agreement requires the borrowers to comply with various negative covenants. Unless performed in accordance with the procedures set forth in the disbursement agreement, these negative covenants prohibit the borrowers from, among other things:

•	amending, terminating or waiving rights under certain project documents;

•	entering into new material project documents;

•	implementing any change in the plans and specifications;

•	amending the project budget or the project schedule; or

•	causing or permitting the Palazzo Casino Resort to open.

Phase II Mall Construction Loan

Phase II Mall Subsidiary, LLC and Phase II Mall Holding, LLC entered into a mall construction loan for the Phase II mall on September 30, 2004. The Phase II mall construction loan allows the borrowers to borrow up to

$250.0 million on a senior secured delayed draw basis from Sumitomo Mitsui Banking Corporation of New York, The Bank of Nova Scotia as administrative agent and the other lenders thereunder. The following is a description of the principal terms of the Phase II mall construction loan.

Structure. The Phase II mall construction loan consists of a senior secured credit delayed draw loan in an amount not to exceed $250.0 million.

Use of Proceeds. The proceeds of borrowings under the Phase II mall construction loan will be used, following the use of approximately $25.0 million of equity for such purpose, to pay for the financing, design, development and construction costs of the Phase II mall (including interest and fees relating to the Phase II mall construction loan) and certain restaurant and retail space on the casino level of the Palazzo Casino Resort.

Security. The Phase II mall construction loan and all interest rate protection products with respect thereto are secured by first priority security interests in substantially all of the assets of Phase II Mall Subsidiary, LLC and Phase II Mall Holding, LLC, including Phase II Mall Holding, LLC and Phase II Mall Subsidiary, LLC’s interests in the airspace within which the Phase II mall will be constructed, the lease of the Phase II mall airspace, the master lease agreement to be entered into with Lido Casino Resort, LLC with respect to certain restaurant and retail space located on the casino level of the Palazzo Casino Resort, the lease of certain airspace adjacent to the Venetian Casino Resort, the Phase II mall purchase agreement under which we have agreed to sell the Phase II mall to GGP Limited Partnership, all other agreements to which Phase II Mall Holding, LLC or Phase II Mall Subsidiary, LLC is a party and the sale proceeds under the Phase II Mall sale and lease agreement.

Disbursement Arrangements. The provisions of the disbursement agreement described above apply to this agreement. See “—Disbursement Agreement.”

Maturity. The borrowers must repay in full all amounts outstanding under the Phase II mall construction loan on the earlier of March 30, 2008 and the date on which the equity interests of Phase II Mall Subsidiary, LLC are sold to GGP in accordance with the Phase II mall sale and lease agreement.

Amortization. No interim amortization is required.

Interest. All amounts outstanding under the Phase II mall construction loan bear interest, at the borrowers’ option, as follows:

(i) at a base rate plus 0.75% per annum or

(ii) LIBOR plus 1.75% per annum.

Interest on overdue amounts following an event of default accrue at a rate equal to the rate on loans bearing interest at the rate determined by reference to the then applicable base rate plus an additional 2.00% per annum.

Optional Prepayments. The borrowers may prepay loans and reduce the amounts available to us at any time by giving prior notice thereof, in each case, without premium or penalty provided that, prior to substantial completion of the construction of the Palazzo Casino Resort, voluntary partial prepayments are only permitted so long as, after giving effect thereto, the borrowers satisfy the “in-balance” requirement of the Phase II mall construction loan and the disbursement agreement.

Mandatory Prepayments. The Phase II mall construction loan must be prepaid in full upon a change of control; in an amount equal to all of the net after tax cash proceeds of the sale or other disposition of certain of our property or assets (including the sale of the Phase II mall); and in an amount equal to 100% of the net cash proceeds received from the issuance of debt (other than debt permitted to be incurred pursuant to the terms of the Phase II mall construction loan documents).

Fees. The borrowers are required to pay a commitment fee under the Phase II mall construction loan equal to 0.375% per annum multiplied by the daily average unused portion of the commitments.

Covenants. The Phase II mall construction loan contains covenants, including a covenant to substantially complete the Phase II mall by the required deadline set forth in the Phase II mall sale and lease agreement, subject to various force majeure and other delays set forth in the Phase II mall purchase agreement, and limitations with respect to:

•	other indebtedness;

•	liens;

•	negative pledges;

•	investments;

•	guarantees;

•	formation of subsidiaries;

•	restricted payments (including, without limitation, dividends, redemptions, refinancing and payment on other debt);

•	mergers and acquisitions;

•	sales of assets;

•	sales and lease-backs;

•	transactions with affiliates;

•	modifications to material contracts; and

•	incurrence of obligations under additional material contracts.

Events of Default. The Phase II mall construction loan contains events of default including the following:

•	failure to make payments when due;

•	material defaults under other material agreements beyond the expiration of applicable grace, notice and cure periods or payment or other material defaults beyond the expiration of applicable grace, notice and cure periods under instruments of indebtedness of certain amounts;

•	loss of material licenses or permits;

•	noncompliance with covenants;

•	breaches of representations and warranties;

•	bankruptcy;

•	judgments in excess of specified amounts;

•	ERISA; and

•	impairment of security interests in the collateral.

Venetian FF&E Financing

In September 2003, we and a lender entered into an FF&E financing to provide $15.0 million of financing for the Phase IA addition. The proceeds from this financing were used to finance certain FF&E for the Phase IA addition and the related note is secured by the those items of FF&E. The Venetian FF&E financing provides for a 60-month basic term loan. Interest is three month LIBOR plus 3.00% and is payable quarterly. The Venetian FF&E note is subject to nineteen quarterly amortization payments of $600,000 beginning January 1, 2004, and one final payment of $3,600,000 on October 1, 2008. The average interest rate for the Venetian FF&E credit facility was 4.28% during the nine months ended September 30, 2004.

Interface Mortgage Loan

Interface Group-Nevada borrowed $100.0 million under a mortgage loan on July 30, 2004.

Use of Proceeds. The proceeds of borrowings under the Interface mortgage loan were used to repay outstanding notes payable under Interface Group-Nevada’s prior mortgage loan and to pay for related fees and expenses.

Security. Interface Group-Nevada’s obligations under the Interface mortgage loan are secured by a first priority mortgage on the Sands Expo Center and by certain other related collateral.

Maturity. We must repay in full all amounts outstanding under the Interface mortgage loan by August 10, 2006, unless we exercise our renewal options, in which event the loan must be repaid by February 10, 2009.

Mandatory Amortization. The loan will amortize pursuant to a 20-year mortgage schedule, based on a 9.25% assumed annual interest rate.

Additional Amortization: If cash flow of Interface Group-Nevada is available after the payment of interest and mandatory amortization, tax and insurance reserve amounts, operating expenses, capital expenditures and deposits into a reserve for advanced customer deposits, additional principal payments must be made equal to the difference between (i) the principal payments necessary to amortize the loan pursuant to a 15-year schedule, based on a 7.00% assumed annual interest rate and (ii) the amortization payment required by the aforementioned 9.25% amortization schedule.

Interest. The loan is evidenced by two separate notes. One note is in the principal amount of $65,000,000 and bears interest at the rate of LIBOR plus 173 basis points. The other note is in the principal amount of $35,000,000 and bears interest at the rate of LIBOR plus 750 basis points. The blended interest rate of the two notes is LIBOR plus 375 basis points.

Optional Prepayments. After a twelve-month lockout period, the loan may be prepaid in whole or in part. If any part of the loan is prepaid after acceleration of the loan during the lockout period, a fee equal to 2% of the amount prepaid will apply.

Covenants. The Interface mortgage loan contains limitations with respect to the following:

•	other indebtedness;

•	liens;

•	investments;

•	guarantees;

•	mergers and acquisitions;

•	sales of assets;

•	leases;

•	transactions with affiliates;

•	changes to material contracts; and

•	construction of competing facilities.

Events of Default: Our Interface mortgage loan contains events of default, including:

•	failure to make payments when due;

•	noncompliance with covenants;

•	breaches of representations and warranties;

•	bankruptcy;

•	ERISA;

•	change of control;

•	equity pledges; and

•	defaults under certain material contracts.

Indebtedness of Macau Subsidiaries

Venetian Venture Development Intermediate Credit Facility

On March 27, 2003, our wholly-owned subsidiary Venetian Venture Development Intermediate Limited entered into a credit agreement with a lender to provide $50.0 million of financing for the Sands Macao. The obligations under the loans to be made under the Venetian Venture Development Intermediate credit agreement are guaranteed by Las Vegas Sands Opco and Venetian Casino Resort, LLC and supported by letters of credit issued under the senior secured revolving facility in favor of the Venetian Venture Development Intermediate credit agreement lenders. The amounts outstanding under the Venetian Venture Development Intermediate credit facility bear interest at the base rate or the adjusted Eurodollar rate plus 0.5% per annum. Interest is payable on the base rate loans on a quarterly basis and is payable on Eurodollar loans at the end of the applicable interest period. There is no scheduled principal amortization and the credit facility is due in full on March 27, 2006. As of March 31, 2005, $50.0 million was outstanding under the Venetian Venture Development Intermediate credit agreement and was supported by $50.0 million of letters of credit issued under the amended and restated senior secured revolving facility. The average interest rate was 1.7% during 2004.

HVAC Services Agreement and Related Documents

Sempra Energy Solutions is the HVAC provider to the Venetian Casino Resort and Sands Expo Center. It is a California company and is a subsidiary of Sempra Energy, a utility holding company.

Thermal energy (i.e., heating and air conditioning) is provided to the Venetian Casino Resort and the Sands Expo Center by the HVAC provider using certain heating and air conditioning-related and other equipment (the “HVAC Equipment”). In addition, the HVAC provider provides us with other energy-related services. The central HVAC plant is located on land owned by us, which land has been leased to the HVAC provider for a nominal annual rent. The HVAC plant and equipment is owned by the HVAC provider, and the HVAC provider has been granted appropriate easements and other rights so as to be able to use the HVAC plant and the HVAC equipment to supply thermal energy to the Venetian Casino Resort and the Sands Expo Center (and, potentially, other buildings), so long as such easements do not materially interfere with the operations of the Venetian Casino Resort and the Sands Expo Center. The HVAC provider paid all costs (“HVAC costs”) in connection with the purchase and installation of the HVAC plant and equipment, which costs totaled $70 million. The HVAC provider has entered into separate service contracts (collectively, the “HVAC service agreements”) with Venetian Casino Resort, LLC, Interface Group-Nevada, and the owner of The Grand Canal Shops mall, for the provision of heat and cooling requirements at agreed-to rates. The charges payable by all users include a fixed component that enables the HVAC provider to recover 85% of the HVAC costs over the initial term of the service contracts, with interest at a fixed annual rate of 7.1%. In addition, the users reimburse the HVAC provider for the annual cost of operating and maintaining the HVAC equipment and providing certain other energy related services, and pay the HVAC provider a management fee of $500,000 per year. Each user is allocated a portion of the total agreed-to charges and fees through its service contract, which portion includes paying 100% of the cost of services in connection with the HVAC equipment relating solely to such user. Each user is not liable for the obligations of the other users; provided, however, that the owner of The Grand Canal Shops mall is liable for the obligations of each mall tenant. The HVAC service agreements expire in 2009, at which time the users will have the right, but not the obligation, to collectively either extend the term of their agreements for five years (with a second, additional five-year renewal option) each or purchase the HVAC plant and equipment in accordance with purchase provisions set forth in the HVAC service agreements.

THE EXCHANGE OFFER

Terms of the Exchange Offer

We are offering to exchange our exchange notes for a like aggregate principal amount of our initial notes.

The exchange notes that we propose to issue in this exchange offer will be substantially identical to our initial notes except that, unlike our initial notes, the exchange notes will have no transfer restrictions or registration rights. You should read the description of the exchange notes in the section in this prospectus entitled “Description of Notes.”

We reserve the right in our sole discretion to purchase or make offers for any initial notes that remain outstanding following the expiration or termination of this exchange offer and, to the extent permitted by applicable law, to purchase initial notes in the open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise. The terms and prices of these purchases or offers could differ significantly from the terms of this exchange offer.

Expiration Date; Extensions; Amendments; Termination

This exchange offer will expire at 5:00 p.m., New York City time, on July 21, 2005, unless we extend it in our reasonable discretion. The expiration date of this exchange offer will be at least 20 business days after the commencement of the exchange offer in accordance with Rule 14e-1(a) under the Exchange Act.

We expressly reserve the right to delay acceptance of any initial notes, extend or terminate this exchange offer and not accept any initial notes that we have not previously accepted if any of the conditions described below under “—Conditions to the Exchange Offer” have not been satisfied or waived by us. We will notify the exchange agent of any extension by oral notice promptly confirmed in writing or by written notice. We will also notify the holders of the initial notes by a press release or other public announcement communicated before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date unless applicable laws require us to do otherwise.

We also expressly reserve the right to amend the terms of this exchange offer in any manner. If we make any material change, we will promptly disclose this change in a manner reasonably calculated to inform the holders of our initial notes of the change including providing public announcement or giving oral or written notice to these holders. A material change in the terms of this exchange offer could include a change in the timing of the exchange offer, a change in the exchange agent and other similar changes in the terms of this exchange offer. If we make any material change to this exchange offer, we will disclose this change by means of a post-effective amendment to the registration statement which includes this prospectus and will distribute an amended or supplemented prospectus to each registered holder of initial notes. In addition, we will extend this exchange offer for an additional five to ten business days as required by the Exchange Act, depending on the significance of the amendment, if the exchange offer would otherwise expire during that period. We will promptly notify the exchange agent by oral notice, promptly confirmed in writing, or written notice of any delay in acceptance, extension, termination or amendment of this exchange offer.

Procedures for Tendering Initial Notes

Proper Execution and Delivery of Letters of Transmittal

To tender your initial notes in this exchange offer, you must use one of the three alternative procedures described below:

(1) Regular delivery procedure: Complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal. Have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal. Mail or otherwise deliver the letter of transmittal or the facsimile together with the certificates representing the initial notes being tendered and any other required documents to the exchange agent on or before 5:00 p.m., New York City time, on the expiration date.

(2) Book-entry delivery procedure: Send a timely confirmation of a book-entry transfer of your initial notes, if this procedure is available, into the exchange agent’s account at The Depository Trust Company in accordance with the procedures for book-entry transfer described under “—Book-Entry Delivery Procedure” below, on or before 5:00 p.m., New York City time, on the expiration date.

(3) Guaranteed delivery procedure: If time will not permit you to complete your tender by using the procedures described in (1) or (2) above before the expiration date and this procedure is available, comply with the guaranteed delivery procedures described under “—Guaranteed Delivery Procedure” below.

The method of delivery of the initial notes, the letter of transmittal and all other required documents is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand-delivery service. If you choose the mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send any letters of transmittal or initial notes to us. You must deliver all documents to the exchange agent at its address provided below. You may also request your broker, dealer, commercial bank, trust company or nominee to tender your initial notes on your behalf.

Only a holder of initial notes may tender initial notes in this exchange offer. A holder is any person in whose name initial notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

If you are the beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you must contact that registered holder promptly and instruct that registered holder to tender your notes on your behalf. If you wish to tender your initial notes on your own behalf, you must, before completing and executing the letter of transmittal and delivering your initial notes, either make appropriate arrangements to register the ownership of these notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

You must have any signatures on a letter of transmittal or a notice of withdrawal guaranteed by:

(1) a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.,

(2) a commercial bank or trust company having an office or correspondent in the United States, or

(3) an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act, unless the initial notes are tendered:

(1) by a registered holder or by a participant in The Depository Trust Company whose name appears on a security position listing as the owner, who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal and only if the exchange notes are being issued directly to this registered holder or deposited into this participant’s account at The Depository Trust Company, or

(2) for the account of a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act.

If the letter of transmittal or any bond powers are signed by:

(1) the recordholder(s) of the initial notes tendered: the signature must correspond with the name(s) written on the face of the initial notes without alteration, enlargement or any change whatsoever.

(2) a participant in The Depository Trust Company: the signature must correspond with the name as it appears on the security position listing as the holder of the initial notes.

(3) a person other than the registered holder of any initial notes: these initial notes must be endorsed or accompanied by bond powers and a proxy that authorize this person to tender the initial notes on behalf of the registered holder, in satisfactory form to us as determined in our sole discretion, in each case, as the name of the registered holder or holders appears on the initial notes.

(4) trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity: these persons should so indicate when signing. Unless waived by us, evidence satisfactory to us of their authority to so act must also be submitted with the letter of transmittal.

To tender your initial notes in this exchange offer, you must make the following representations:

(1) you are authorized to tender, sell, assign and transfer the initial notes tendered and to acquire exchange notes issuable upon the exchange of such tendered initial notes, and that we will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are accepted by us,

(2) any exchange notes acquired by you pursuant to the exchange offer are being acquired in the ordinary course of business, whether or not you are the holder,

(3) you or any other person who receives exchange notes, whether or not such person is the holder of the exchange notes, has an arrangement or understanding with any person to participate in a distribution of such exchange notes within the meaning of the Securities Act and is not participating in, and does not intend to participate in, the distribution of such exchange notes within the meaning of the Securities Act,

(4) you or such other person who receives exchange notes, whether or not such person is the holder of the exchange notes, is not an “affiliate,” as defined in Rule 405 of the Securities Act, of ours, or if you or such other person is an affiliate, you or such other person will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

(5) if you are not a broker-dealer, you represent that you are not engaging in, and do not intend to engage in, a distribution of exchange notes, and

(6) if you are a broker-dealer that will receive exchange notes for your own account in exchange for initial notes, you represent that the initial notes to be exchanged for the exchange notes were acquired by you as a result of market-making or other trading activities and acknowledge that you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.

You must also warrant that the acceptance of any tendered initial notes by the issuers and the issuance of exchange notes in exchange therefor shall constitute performance in full by the issuers of its obligations under the registration rights agreement relating to the initial notes.

To effectively tender notes through The Depository Trust Company, the financial institution that is a participant in The Depository Trust Company will electronically transmit its acceptance through the Automatic Tender Offer Program. The Depository Trust Company will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by The Depository Trust Company to the exchange agent stating that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the notes that this participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant.

Book-Entry Delivery Procedure

Any financial institution that is a participant in The Depository Trust Company’s systems may make book-entry deliveries of initial notes by causing The Depository Trust Company to transfer these initial notes into the exchange agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedures for transfer. To effectively tender notes through The Depository Trust Company, the financial institution that is a participant in The Depository Trust Company will electronically transmit its acceptance through the Automatic Tender Offer Program. The Depository Trust Company will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by The Depository Trust Company to the exchange agent stating that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the notes that this participation has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant. The exchange agent will make a request to establish an account for the initial notes at The Depository Trust Company for purposes of the exchange offer within two business days after the date of this prospectus.

A delivery of initial notes through a book-entry transfer into the exchange agent’s account at The Depository Trust Company will only be effective if an agent’s message or the letter of transmittal or a facsimile of the letter of transmittal with any required signature guarantees and any other required documents is transmitted to and received by the exchange agent at the address indicated below under “—Exchange Agent” on or before the expiration date unless the guaranteed delivery procedures described below are complied with. Delivery of documents to The Depository Trust Company does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedure

If you are a registered holder of initial notes and desire to tender your notes, and (1) these notes are not immediately available, (2) time will not permit your notes or other required documents to reach the exchange agent before the expiration date or (3) the procedures for book-entry transfer cannot be completed on a timely basis and an agent’s message delivered, you may still tender in this exchange offer if:

(1) you tender through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act,

(2) on or before the expiration date, the exchange agent receives a properly completed and duly executed letter of transmittal or facsimile of the letter of transmittal, and a notice of guaranteed delivery, substantially in the form provided by us, with your name and address as holder of the initial notes and the amount of notes tendered, stating that the tender is being made by that letter and notice and guaranteeing that within three New York Stock Exchange trading days after the expiration date the certificates for all the initial notes tendered, in proper form for transfer, or a book-entry confirmation with an agent’s message, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent, and

(3) the certificates for all your tendered initial notes in proper form for transfer or a book-entry confirmation as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes

Your tender of initial notes will constitute an agreement between you and us governed by the terms and conditions provided in this prospectus and in the related letter of transmittal.

We will be deemed to have received your tender as of the date when your duly signed letter of transmittal accompanied by your initial notes tendered, or a timely confirmation of a book-entry transfer of these notes into the exchange agent’s account at The Depository Trust Company with an agent’s message, or a notice of guaranteed delivery from an eligible institution is received by the exchange agent.

All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tenders will be determined by us in our sole discretion. Our determination will be final and binding.

We reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes which, if accepted, would, in our opinion or our counsel’s opinion, be unlawful. We also reserve the absolute right to waive any conditions of this exchange offer or irregularities or defects in tender as to particular notes with the exception of conditions to this exchange offer relating to the obligations of broker dealers, which we will not waive. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as we shall determine. We, the exchange agent or any other person will be under no duty to give notification of defects or irregularities with respect to tenders of initial notes. We and the exchange agent or any other person will incur no liability for any failure to give notification of these defects or irregularities. Tenders of initial notes will not be deemed to have been made until such irregularities have been cured or waived. The exchange agent will return without cost to their holders any initial notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived promptly following the expiration date.

If all the conditions to the exchange offer are satisfied or waived on the expiration date, we will accept all initial notes properly tendered and will issue the exchange notes promptly thereafter. Please refer to the section of this prospectus entitled “—Conditions to the Exchange Offer” below. For purposes of this exchange offer, initial notes will be deemed to have been accepted as validly tendered for exchange when, as and if we give oral or written notice of acceptance to the exchange agent.

We will issue the exchange notes in exchange for the initial notes tendered pursuant to a notice of guaranteed delivery by an eligible institution only against delivery to the exchange agent of the letter of transmittal, the tendered initial notes and any other required documents, or the receipt by the exchange agent of a timely confirmation of a book-entry transfer of initial notes into the exchange agent’s account at The Depository Trust Company with an agent’s message, in each case, in form satisfactory to us and the exchange agent.

If any tendered initial notes are not accepted for any reason provided by the terms and conditions of this exchange offer or if initial notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged initial notes will be returned without expense to the tendering holder, or, in the case of initial notes tendered by book-entry transfer procedures described above, will be credited to an account maintained with the book-entry transfer facility, promptly after withdrawal, rejection of tender or the expiration or termination of the exchange offer.

By tendering into this exchange offer, you will irrevocably appoint our designees as your attorney-in-fact and proxy with full power of substitution and resubstitution to the full extent of your rights on the notes tendered. This proxy will be considered coupled with an interest in the tendered notes. This appointment will be effective only when, and to the extent that we accept your notes in this exchange offer. All prior proxies on these notes will then be revoked and you will not be entitled to give any subsequent proxy. Any proxy that you may give subsequently will not be deemed effective. Our designees will be empowered to exercise all voting and other rights of the holders as they may deem proper at any meeting of note holders or otherwise. The initial notes will be validly tendered only if we are able to exercise full voting rights on the notes, including voting at any meeting of the note holders, and full rights to consent to any action taken by the note holders.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw tenders of initial notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you must send a written or facsimile transmission notice of withdrawal to the exchange agent before 5:00 p.m., New York City time, on the expiration date at the address provided below under “—Exchange Agent” and before acceptance of your tendered notes for exchange by us.

Any notice of withdrawal must:

(1) specify the name of the person having tendered the initial notes to be withdrawn,

(2) identify the notes to be withdrawn, including, if applicable, the registration number or numbers and total principal amount of these notes,

(3) be signed by the person having tendered the initial notes to be withdrawn in the same manner as the original signature on the letter of transmittal by which these notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee for the initial notes to register the transfer of these notes into the name of the person having made the original tender and withdrawing the tender,

(4) specify the name in which any of these initial notes are to be registered, if this name is different from that of the person having tendered the initial notes to be withdrawn, and

(5) if applicable because the initial notes have been tendered through the book-entry procedure, specify the name and number of the participant’s account at The Depository Trust Company to be credited, if different than that of the person having tendered the initial notes to be withdrawn.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of all notices of withdrawal and our determination will be final and binding on all parties. Initial notes that are withdrawn will be deemed not to have been validly tendered for exchange in this exchange offer.

The exchange agent will return without cost to their holders all initial notes that have been tendered for exchange and are not exchanged for any reason, promptly after withdrawal, rejection of tender or expiration or termination of this exchange offer.

You may retender properly withdrawn initial notes in this exchange offer by following one of the procedures described under “—Procedures for Tendering Initial Notes” above at any time on or before the expiration date.

Conditions to the Exchange Offer

We will complete this exchange offer only if:

(1) there is no change in the laws and regulations which, in our judgment, would reasonably be expected to impair our ability to proceed with this exchange offer,

(2) there is no change in the current interpretation of the staff of the Commission which permits resales of the exchange notes,

(3) there is no stop order issued by the Commission or any state securities authority suspending the effectiveness of the registration statement which includes this prospectus or the qualification of the indenture for our exchange notes under the Trust Indenture Act of 1939 and there are no proceedings initiated or, to our knowledge, threatened for that purpose,

(4) there is no action or proceeding instituted or threatened in any court or before any governmental agency or body that would reasonably be expected to prohibit, prevent or otherwise impair our ability to proceed with this exchange offer, and

(5) we obtain all governmental approvals that we deem in our sole discretion necessary to complete this exchange offer; including but not limited to that of the Nevada Gaming Commission.

These conditions are for our sole benefit. We may assert any one of these conditions regardless of the circumstances giving rise to it and may also waive any one of them, in whole or in part, at any time and from time to time, if we determine in our reasonable discretion that it has not been satisfied, subject to applicable law. Notwithstanding the foregoing, all conditions to the exchange offer must be satisfied or waived before the expiration of this exchange offer. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. We will not be deemed to have waived our rights to assert or waive these conditions if we fail at any time to exercise any of them. Each of these rights will be deemed an ongoing right which we may assert at any time and from time to time.

If we determine that we may terminate this exchange offer because any of these conditions is not satisfied, we may:

(1) refuse to accept and return to their holders any initial notes that have been tendered,

(2) extend the exchange offer and retain all notes tendered before the expiration date, subject to the rights of the holders of these notes to withdraw their tenders, or

(3) waive any condition that has not been satisfied and accept all properly tendered notes that have not been withdrawn or otherwise amend the terms of this exchange offer in any respect as provided under the section in this prospectus entitled “—Expiration Date; Extensions; Amendments; Termination.”

The exchange offer to exchange the initial notes for the exchange notes will constitute a public offering requiring the approval of the Nevada Gaming Commission. On October 21, 2004, the Nevada Gaming Commission granted us prior approval to make public offerings for a period of 2 years, subject to certain conditions (the “Shelf Approval”). The Shelf Approval includes prior approval by the Nevada Gaming Commission for us to place restrictions on the transfer of equity securities of our corporate subsidiaries licensed in Nevada and to enter into agreements not to encumber such equity securities. However, the Shelf Approval can be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada State Gaming Control Board. This exchange offer is being made pursuant to the Shelf Approval. The Shelf Approval does not constitute a finding, recommendation or approval by the Nevada Gaming Commission or the Nevada State Gaming Control Board as to the accuracy or adequacy of this prospectus or the investment merits of the exchange notes offered hereby. Any representation to the contrary is unlawful. See “Business—Regulation and Licensing—State of Nevada.”

Accounting Treatment

We will record the exchange notes at the same carrying value as the initial notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will amortize the costs of the exchange offer and the unamortized expenses related to the issuance of the exchange notes over the term of the exchange notes.

Exchange Agent

We have appointed U.S. Bank National Association as exchange agent for this exchange offer. You should direct all questions and requests for assistance on the procedures for tendering and all requests for additional copies of this prospectus or the letter of transmittal to the exchange agent as follows:

U.S. Bank National Association

EP-MN-WSZN

60 Livingston Avenue

St. Paul, MN 55107

Facsimile Transmission: U.S. Bank National Association

(651) 495-8158

Confirm by Telephone: (800) 924-6802

Attention: Specialized Finance Department

Fees and Expenses

We will bear the expenses of soliciting tenders in this exchange offer, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of this exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with this exchange offer. We will also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses for forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the initial notes and for handling or forwarding tenders for exchange to their customers.

We will pay all transfer taxes, if any, applicable to the exchange of initial notes in accordance with this exchange offer. However, tendering holders will pay the amount of any transfer taxes, whether imposed on the registered holder or any other persons, if:

(1) certificates representing exchange notes or initial notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the notes tendered,

(2) tendered initial notes are registered in the name of any person other than the person signing the letter of transmittal, or

(3) a transfer tax is payable for any reason other than the exchange of the initial notes in this exchange offer.

If you do not submit satisfactory evidence of the payment of any of these taxes or of any exemption from this payment with the letter of transmittal, we will bill you directly the amount of these transfer taxes.

Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences

The initial notes were not registered under the Securities Act or under the securities laws of any state and you may not resell them, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your initial notes for exchange notes in accordance with this exchange offer, or if you do not properly tender your initial notes in this exchange offer, you will not be able to resell, offer to resell or otherwise transfer the initial notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

In addition, you will not be able to obligate us to register the initial notes under the Securities Act unless:

(1) the initial purchasers request us to register initial notes that are not eligible to be exchanged for exchange notes in the exchange offer; or

(2) you are not eligible to participate in the exchange offer or do not receive freely tradable exchange notes in the exchange offer,

in which case the registration rights agreement requires us to file a registration statement for a continuous offer in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this sentence. We do not currently anticipate that we will register under the Securities Act any notes that remain outstanding after completion of the exchange offer.

Delivery of Prospectus

Each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

DESCRIPTION OF NOTES

The form and terms of the exchange notes are the same as the form and terms of the initial notes, except that the exchange notes have been registered under the Securities Act, will not bear legends restricting the transfer thereof and will not be entitled to registration rights under our registration rights agreement. We issued the initial notes and will issue the exchange notes under the indenture dated February 10, 2005 among Las Vegas Sands Corp., the Guarantors, and U.S. Bank National Association, as trustee (the “Trustee”). The terms of the notes include those stated in the indenture and those made a part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following summary of selected provisions of the indenture and the notes is not complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the indenture and the notes. Copies of the indenture and the forms of certificates evidencing the notes are available from us upon request. Capitalized terms that are used in the following summary but not defined have the meanings given to those terms in the indenture. For purposes of this “Description of Notes,” the term “Company” refers only to Las Vegas Sands Corp. and its successors but not to any of its subsidiaries and the term “notes” includes both the initial notes and the exchange notes except as otherwise indicated.

General

The notes and the guarantees are general unsecured senior obligations of the Company and the Guarantors. The terms of the notes are described below. Except for the limitations on liens, sale and lease-back transactions and consolidation, merger and sale of assets of the Company described below, the indenture and the terms of the notes do not contain any covenants or other provisions designed to afford holders of any notes protection in the event of a highly leveraged transaction involving the Company.

The Notes

The notes are:

•	general unsecured senior obligations of the Company;

•	pari passu in right of payment with all of our existing and future unsecured senior indebtedness;

•	effectively junior to our secured indebtedness up to the value of the collateral securing such indebtedness;

•	senior in right of payment to any existing or future subordinated indebtedness of the Company; and

•	unconditionally guaranteed on a senior unsecured basis by the Guarantors.

The Guarantees

Following the release of the proceeds to the Company from the Escrow Account (as defined below), the notes became fully and unconditionally guaranteed by (i) each existing Domestic Subsidiary of the Company that guarantees, or is a borrower under, the Credit Agreement (and the Company will covenant to cause any Domestic Subsidiary of the Company acquired or created in the future that guarantees, or becomes a borrower under, the Credit Agreement to fully and unconditionally guarantee the notes) and (ii) each existing subsidiary of the Company that owns assets or operations that comprise any part of the Resort Complex (and the Company will covenant to cause any subsidiary of the Company, including any subsidiary acquired or created in the future, that owns any of the assets or operations of the Resort Complex to fully and unconditionally guarantee the notes).

Each guarantee of the notes is:

•	a general unsecured senior obligation of each Guarantor;

•	pari passu in right of payment with any existing and future unsecured senior indebtedness of that Guarantor;

•	effectively junior to any secured indebtedness of that Guarantor, including under the Credit Agreement, up to the value of the collateral securing such indebtedness; and

•	senior in right of payment to any existing or future subordinated indebtedness of that Guarantor.

Not all of our subsidiaries guarantee the notes. For example, our foreign subsidiaries do not guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, the non-guarantor subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. These guarantees are subject to certain limitations and may be released, as described in more detail below under the caption “—Subsidiary Guarantees.” The non-guarantor subsidiaries generated 48% of our consolidated revenues for the three months ended March 31, 2005, and held 20% of our consolidated assets as of March 31, 2005.

Principal, Maturity and Interest

The Company initially issued $250.0 million in aggregate principal amount of initial notes. For each initial note accepted for the exchange, the holder of such initial note will receive an exchange note having a principal amount equal to that of the surrendered initial note. The Company is entitled to, without the consent of the holders, issue more notes under the indenture on the same terms and conditions as the notes being offered pursuant to this prospectus, except for issue date, issue price and first interest payment date, in an unlimited aggregate principal amount (the “Additional Notes”). The notes and the Additional Notes, if any, will be treated as a single class for all purposes of the indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the indenture and this “Description of Notes,” references to the notes include Additional Notes actually issued.

The notes will mature on February 15, 2015. The notes will bear interest at the rate of 6.375% per annum of the principal amount then outstanding from the Issuance Date to the date of payment of such principal amount. Installments of interest will become due and payable semi-annually in arrears on February 15 and August 15 of each year, commencing August 15, 2005, to the holders of record at the close of business on February 1 or August 1. Additionally, installments of accrued and unpaid interest will become due and payable with respect to any principal amount of the notes that matures (whether at stated maturity, upon acceleration, upon maturity of repurchase obligation or otherwise) upon such maturity of such principal amount of the notes. Interest on the notes will be computed on the basis of a 360-day year, consisting of twelve 30-day months. Each installment of interest will be calculated to accrue from and including the most recent date to which interest has been paid or provided for (or from and including the Issuance Date if no installment of interest has been paid) to, but not including, the date of payment.

Principal of, premium and Special Interest, if any, and interest on the notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest and Special Interest, if any, may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes; provided, that all payments of principal, premium and Special Interest, if any, and interest on the notes the holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the holders thereof. Until otherwise designated by the Company, its office or agency in New York will be the office of the Trustee maintained for such purpose. The notes will be issued in registered form, without coupons, and in denominations of $1,000 and integral multiples thereof.

Subsidiary Guarantees

The notes are fully and unconditionally guaranteed by (i) each existing Domestic Subsidiary of the Company existing on such date that guarantees, or is a borrower under, the Credit Agreement (and the Company will covenant to cause any Domestic Subsidiary of the Company, whether existing, acquired or created, that guarantees, or becomes a borrower under, the Credit Agreement in the future to fully and unconditionally guarantee the notes) and (ii) each existing subsidiary of the Company that owns assets or operations that comprise any part of the Resort Complex (and the Company will covenant to cause any subsidiary of the Company, including any subsidiary acquired or created in the future, that owns any of the assets or operations of the Resort Complex to fully and unconditionally guarantee the notes). These Subsidiary Guarantees are joint and several unsecured senior obligations of the Guarantors. The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Federal and State statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from us or the guarantors.”

The Subsidiary Guarantee of a Guarantor will be released if:

•	the Company sells, transfers or disposes of all or substantially all of the assets of any Guarantor, by way of merger, consolidation or otherwise;

•	the Company sells, transfers or disposes of all or substantially all of the capital stock of any Guarantor;

•	upon legal defeasance or satisfaction and discharge of the notes as provided below under the captions “—Defeasance” and “—Discharge of the Indenture;”

•	such Guarantor ceases to guarantee, or be a borrower under, the Credit Agreement; or

•	a sale of capital stock or other transaction which results in the Guarantor ceasing to be a subsidiary and such Guarantor ceases to guarantee, or be a borrower under, the Credit Agreement.

Optional Redemption

Except as described below, the notes are not redeemable at the option of the Company prior to February 15, 2010. On or after February 15, 2010, the notes will be redeemable at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Special Interest, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on February 15 of the years indicated below:

Year	Percentage
2010	103.188%
2011	102.125%
2012	101.063%
2013 and thereafter	100.000%

Notwithstanding the foregoing, on or prior to February 15, 2008, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes (which include Additional Notes, if any) at a redemption price of 106.375% of the principal amount thereof, plus accrued and unpaid interest and Special Interest, if any, thereon, to the redemption date, with the proceeds of one or more Equity Offerings; provided that at least 65% of the aggregate principal amount of notes (which include Additional Notes, if any) remain outstanding immediately after the occurrence of such redemption; and provided, further, that (1) such redemption shall occur within 60 days of the date of such Equity Offering and (2) notes held by the Company and not cancelled will not be deemed to be outstanding for purposes of calculating the aggregate principal amount of notes outstanding after the occurrence of such redemption.

In addition, at any time prior to February 15, 2010, the Company may, at its option, redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable Make-Whole Premium, plus, to the extent not included in the Make-Whole Premium, accrued and unpaid interest and

Special Interest, if any, to the date of redemption. For purposes of the foregoing, “Make-Whole Premium” means, with respect to a note, an amount equal to the greater of:

(1) 1.000% of the outstanding principal amount of such note and

(2) the excess of

(a) the present value of the remaining interest, premium and principal payments due on such note as if such note were redeemed on February 15, 2010, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over

(b) the outstanding principal amount of such note.

Repurchase at the Option of Holders—Change of Control

Upon the occurrence of a Change of Control, the Company will make an offer to purchase all or any part (equal to $1,000 or an integral multiple thereof) of the notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Special Interest, if any, to the date of purchase. No later than 30 days following any Change of Control, the Company will mail a notice to each holder stating the following:

(1) a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control,” and all notes properly tendered pursuant to such Change of Control Offer will be accepted for payment;

(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed, except as may be otherwise required by applicable law (the “Change of Control Payment Date”);

(3) any note not properly tendered will remain outstanding and continue to accrue interest;

(4) unless the Company defaults in the payment of the Change of Control Payment, all notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date;

(5) holders electing to have any notes purchased pursuant to a Change of Control Offer will be required to surrender the notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the notes completed, to the paying agent (which may be the Company) specified in the notice at the address specified in the notice prior to the close of business on the third business day preceding the Change of Control Payment Date;

(6) holders will be entitled to withdraw their tendered notes and their election to require the Company to purchase the notes, provided, that the paying agent receives, not later than the close of business on the last day of the Offer Period (as defined in the indenture), an electronic or facsimile transmission or letter setting forth the name of the holder, the principal amount of notes tendered for purchase, and a statement that such holder is withdrawing his tendered notes and his election to have such notes purchased; and

(7) that holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the notes pursuant to a Change of Control Offer.

On the Change of Control Payment Date, the Company will, to the extent permitted by law,

(1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer,

(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all notes or portions thereof so tendered, and

(3) deliver, or cause to be delivered, to the Trustee for cancellation the notes so accepted together with an officers’ certificate stating that such notes or portions thereof have been tendered to and purchased by the Company.

The paying agent will promptly mail to each holder of notes the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any, provided, that each such new note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The existence of a holder’s right to require the Company to repurchase such holder’s notes upon the occurrence of a Change of Control may deter a third party from seeking to acquire the Company in a transaction that would constitute a Change of Control.

The source of funds for any repurchase of notes upon a Change of Control will be cash generated from operations or other sources, including distributions from subsidiaries, borrowings, sales of assets or sales of capital stock. However, there can be no assurance that sufficient funds will be available at the time of any Change of Control to make any required repurchases. In addition, our subsidiaries’ debt instruments and other agreements, including the Credit Agreement, limit or prohibit certain payments of dividends or other distributions to the Company. Any failure by the Company to repurchase notes tendered pursuant to a Change of Control Offer will be deemed an Event of Default. See “Risk Factors—We may not be able to fulfill our repurchase obligations in the event of a change of control.” We may also enter into important corporate transactions that will not constitute a change of control.

Certain indebtedness of the Company’s subsidiaries contains, and future agreements relating to any indebtedness of the Company and its subsidiaries may contain, restrictions or prohibitions on the Company’s ability to repurchase the notes. In addition, the terms of such indebtedness provide, and any future agreement relating to any indebtedness of the Company likely will provide, that certain change of control events with respect to the Company would constitute an event of default thereunder. In the event that a Change of Control occurs at a time when the Company is prohibited from repurchasing the notes, the Company could seek the consent of the applicable lenders under such debt agreements to purchase the notes or could attempt to refinance the borrowings that contain such prohibition or restriction. If the Company does not obtain such consent or refinance such indebtedness, it may remain prohibited or restricted from repurchasing the notes. In such case, the Company’s failure to repurchase the notes tendered in the Change of Control Offer would constitute an Event of Default under the indenture, which in turn may constitute an event of default under the agreements governing the other indebtedness of the Company and its subsidiaries. See “Description of Other Indebtedness and Operating Agreements.”

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of the Company and its subsidiaries, taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precisely established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Company to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its subsidiaries taken as a whole to another Person or group may be uncertain.

Notwithstanding the foregoing, the Company may merge with and into an Affiliate provided that such Affiliate has no material assets or liabilities and after such merger the ownership of the surviving entity is not materially different from that of the Company prior to such merger and a majority of the board of directors or similar governing body of the surviving entity is comprised of Continuing Directors or persons who would be Continuing Directors if the surviving entity were a corporation.

Mandatory Gaming Redemption

Notwithstanding any other provision in the indenture, if any Gaming Authority requires that a holder or beneficial owner of the notes must be licensed, qualified or found suitable under any applicable gaming laws in order to maintain any gaming license or franchise of the Company or any of its subsidiaries under any applicable gaming laws, and the holder or beneficial owner fails to apply for a license, qualification or finding of suitability within 30 days after being requested to do so by the Gaming Authority (or such lesser period that may be required by such Gaming Authority) or if such holder or beneficial owner is not so licensed, qualified or found suitable, the Company shall have the right, at its option, (1) to require such holder or beneficial owner to dispose of such holder’s or beneficial owner’s notes within 30 days of receipt of such finding by the applicable Gaming Authority (or such earlier date as may be required by the applicable Gaming Authority) or (2) to call for redemption of the notes of such holder or beneficial owner at a redemption price equal to (i) the lesser of (a) 100% of the principal amount thereof, (b) the price at which such holder or beneficial owner acquired the notes or (c) the fair market value of the notes as determined in good faith by the board of directors of the Company, together with, in each case, accrued and unpaid interest and Special Interest, if any, to the earlier of the date of redemption or such earlier date as may be required by the Gaming Authority or, the date of the finding of unsuitability by such Gaming Authority, which may be less than 30 days following the notice of redemption if so ordered by such Gaming Authority or (ii) such other price as may be ordered by the Gaming Authority. In connection with any such redemption, and except as may be required by a Gaming Authority, the Company shall comply with the procedures contained in the notes for redemptions of the notes. Immediately upon a determination that a holder or beneficial owner will not be licensed, qualified or found suitable, the holder or beneficial owner will have no further rights (a) to exercise any right conferred by the notes, directly or indirectly, through any trustee, nominee or any other Person or (b) to receive any interest or other distribution or payment with respect to the notes except the redemption price of the notes described above. Under the indenture, the Company is not required to pay or reimburse any holder of the notes or beneficial owner who is required to apply for such license, qualification or finding of suitability for the costs of the licensure or investigation for such qualification or finding of suitability. Such expenses will, therefore, be the obligation of such holder or beneficial owner. See “Business—Regulation and Licensing.”

Selection and Notice

If less than all of the notes are to be redeemed at any time, selection of notes for purchase or redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed, or, if the notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements); provided, that no notes of $1,000 or less shall be purchased or redeemed in part.

Notices of purchase or redemption shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each holder of notes to be purchased or redeemed at such holder’s registered address. Notices of redemption may not be conditional. If any note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

A new note in principal amount equal to the unpurchased or unredeemed portion of any note purchased or redeemed in part will be issued in the name of the holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the purchase or redemption date (unless the Company defaults in payment of the purchase or redemption price), interest and Special Interest, if any, shall cease to accrue on notes or portions thereof purchased or called for redemption.

Certain Covenants

Sale and Lease-Back

The indenture provides that neither the Company nor any Guarantor may enter into any sale and lease-back transaction (except for temporary leases of a term of not more than three years and except for leases between the Company and its subsidiaries or between subsidiaries of the Company) involving the leasing by the Company or any Guarantor of any Principal Property, more than 180 days after the later of the acquisition thereof or the completion of construction and commencement of full operation thereof, unless either:

(i) the Company applies an amount equal to the greater of the fair value (as determined by the Company board of directors) of such property or the net proceeds of such sale, within 180 days, to the retirement of the notes or other indebtedness ranking on a parity with the notes, or to the acquisition, construction, development or improvement of properties, facilities or equipment used for operating purposes that are owned by the Company or any Guarantor, or to the acquisition of another Person provided such Person becomes a Guarantor or merges with the Company or another Guarantor; or

(ii) at the time of entering into such transaction, such Principal Property could have been subjected to a Lien securing indebtedness in a principal amount equal to the Capitalized Lease-Back Obligation with respect to such Principal Property under clause (y) of the definition of “Permitted Liens” without securing the notes as contemplated by that provision.

Liens

The indenture prohibits the Company and the Guarantors from creating any Liens upon any Principal Property (other than Permitted Liens) without securing the notes equally with such Principal Property and ratably with all other indebtedness secured thereby for so long as such indebtedness is so secured.

Consolidation, Merger or Sale

The indenture permits the consolidation or merger of the Company with or into any other Person, or the merger into the Company of any other Person, or the sale or transfer by the Company of its property and assets as, or substantially as, an entirety, provided:

(a) that immediately after such transaction, no default or Event of Default exists;

(b) that such transaction will not result in the loss or suspension or material impairment of any material Gaming License of the Company or its subsidiaries;

(c) such transaction would not require any holder of notes (other than any Person acquiring the Company or its assets and any affiliate thereof) to obtain a gaming license or be qualified under the law of any applicable gaming jurisdiction; provided that such holder would not have been required to obtain a gaming license or be qualified under the laws of any applicable gaming jurisdiction in the absence of such transaction;

(d) that, in case of any such consolidation or merger the Person resulting from such consolidation or any Person into which such merger shall be made (in each case other than the Company) shall succeed to the indenture and be substituted for the Company with the same effect as if it has been named therein as a party thereto and shall become liable and be bound for, and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, the due and punctual payment of the principal of, premium, if any, and interest, if any, on the notes and the performance and observance of each and every covenant and condition of the indenture on the part of the Company to be performed or observed; and

(e) that, as a condition of any such sale and transfer of the property and assets of the Company as, or substantially as, an entirety, the Person to which such property and assets shall be sold shall (i) expressly assume, as a part of the purchase price thereof, the due and punctual payment of the principal of, premium, if any, and interest, if any, on the notes and the performance and observance of each and every covenant and condition of the indenture on the part of the Company to be performed or observed, and (ii) simultaneously with the delivery to it of the conveyances or instruments of transfer of such property and assets, execute and deliver to the Trustee a supplemental indenture, in form reasonably satisfactory to the Trustee, whereby such Person shall so assume the due and punctual payment of the principal of, premium, if any, and interest, if any, on the notes and the performance and observance of each and every covenant and condition of the indenture on the part of the Company to be performed or observed, to the same extent that the Company is bound and liable.

Any act or proceeding by any provision of the indenture required or permitted to be done by the board of directors or any officer of the Company may be done with like force and effect by the like board of directors or officer of any Person that shall at the time be the successor of the Company thereunder. In the event of the sale by the Company of its properties and assets as, or substantially as, an entirety upon the terms and conditions of the indenture, the Company shall be released from all its liabilities and obligations thereunder and under the notes.

Additional Subsidiary Guarantees

The indenture provides that if (i) the Company or any of its subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture and such subsidiary guarantees, or is a borrower under, the Credit Agreement, or owns any of the assets or operations of the Resort Complex or (ii) if an existing Domestic Subsidiary becomes a guarantor of, or a borrower under, the Credit Agreement or owns any of the assets or operations of the Resort Complex, then the Company shall cause (provided the proceeds are released from the Escrow Account to the Company), within 10 business days of the date on which it guaranteed such indebtedness or becomes the owner of any of the assets or operations of the Resort Complex, such Domestic Subsidiary to execute a Subsidiary Guarantee pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee and deliver an opinion of counsel to the Trustee to the effect that such supplemental indenture has been duly authorized, executed and delivered by such Domestic Subsidiary and constitutes a valid and binding agreement of such Domestic Subsidiary, enforceable in accordance with its terms (subject to customary exceptions).

Purchase of Mortgage Notes Validly Tendered in Tender Offer

The indenture provides that after the proceeds are released from the Escrow Account, the Company will accept and pay for any Mortgage Notes validly tendered and not withdrawn in the Tender Offer, subject to the conditions and pursuant to the terms set forth in the tender offer and consent solicitation material used in connection with the Tender Offer. The Company has retired all Mortgage Notes.

Reports

Whether or not the Company is then subject to Section 13(a) or 15(d) of the Exchange Act, so long as any notes are outstanding, the Company will, within the time periods specified in the SEC’s rules and regulations if the Company were subject to Section 13(a) or 15(d), file the following reports with the SEC, even if it is not required by the SEC to do so:

•	all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Company were required to file reports pursuant to Section 13(a) or 15(d), including a

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants; and

•	all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports pursuant to Section 13(a) or 15(d).

If, notwithstanding the foregoing, the SEC will not accept the Company’s filings for any reason, the Company will post the reports referred to in the preceding paragraph on its website within the time periods that would apply if the Company were required to file those reports with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act.

If such filings with the SEC are not then permitted by the SEC, and such filings are not generally available on the Internet free of charge within the time periods in which the Company would be required to file a report if it were subject to Section 13(a) or 15(d) of the Exchange Act, the Company will, without charge to the holders, furnish the holders with copies of any such reports.

If the parent company of the Company guarantees the notes and such parent company is a reporting company under Section 13(a) or 15(d) of the Exchange Act, the Company need not comply with the reporting obligations above if the parent company makes such filings or provides such information and any required financial information concerning the Company under Regulation S-X is included in the parent company’s Exchange Act reports.

The Company will at all times comply with TIA § 314(a).

For so long as any notes remain outstanding and constitute “restricted securities” under Rule 144, if at any time it is not required to file with the SEC the reports required by paragraph (a) of this Section 4.03, the Company will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Modification of Indenture

Except as provided in the next two succeeding paragraphs, the indenture, the notes or the Subsidiary Guarantees may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for notes), and any existing default or compliance with any provision of the indenture, the notes, or the Subsidiary Guarantees may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for notes).

Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a nonconsenting holder of notes):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter or waive the provisions with respect to the redemption of the notes (other than provisions relating to the covenant described above under the caption “Repurchase at the Option of Holders—Change of Control”);

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a default or Event of Default in the payment of principal of, premium and Special Interest, if any, or interest on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of or premium and Special Interest, if any, or interest on the notes; or

(7) make any change in the foregoing amendment and waiver provisions.

Notwithstanding the foregoing, without the consent of any holder of notes, the Company, the Guarantors and the Trustee together may amend or supplement the indenture, the notes or the Subsidiary Guarantees to cure any ambiguity, defect or inconsistency, to comply with the covenant relating to mergers, consolidations and sales of assets, to provide for uncertificated notes in addition to or in place of certificated notes, to provide for the assumption of the Company’s or the Guarantor’s obligations to holders of the notes in the case of a merger, consolidation or asset sale, to make any change that would provide any additional rights or benefits to the holders of the notes (including providing for additional guarantees or collateral), to make any change that does not adversely affect the legal rights under the indenture of any such holder, or to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

Events of Default

The indenture provides that each of the following constitutes an Event of Default:

(1) default in payment when due and payable, upon redemption or otherwise, of principal or premium, if any, on the notes or under any Subsidiary Guarantee;

(2) default for 30 days or more in the payment when due of interest on, or Special Interest, if any, with respect to the notes or under any Subsidiary Guarantee;

(3) failure by the Company or any Guarantor to offer to purchase or to purchase the notes, in each case when required under an offer made pursuant to the provisions of the indenture;

(4) failure by the Company or any Guarantor for 60 days after receipt of written notice from the Trustee to comply with any of its other agreements in the indenture, the notes or the Subsidiary Guarantees;

(5) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any indebtedness for money borrowed by the Company or any Guarantor or default on any guarantee by the Company or any Guarantor of indebtedness of a third party, whether such indebtedness or guarantee now exists or is created after the Issuance Date, which default (a) is caused by a failure to pay when due at final maturity (giving effect to any grace period or waiver related thereto) the principal of such indebtedness (a “Payment Default”) or (b) results in the acceleration of such indebtedness prior to its final maturity (“Accelerated Debt”) and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which a Payment Default then exists or with respect to which the maturity thereof has been so accelerated or which has not been paid at maturity, aggregates $50.0 million or more;

(6) failure by the Company or any Guarantor to pay final judgments aggregating in excess of $50.0 million, which final judgments remain unpaid, undischarged or unstayed for a period of more than 60 days;

(7) (a) except as permitted by the indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid, or shall cease for any reason to be in full force and effect and such default continues for 30 days after written notice or (b) the Company or any Guarantor, or any Person acting on behalf of the Company or any Guarantor, shall affirmatively deny or disaffirm its obligations under any Subsidiary Guarantee, in each of clauses (a) and (b), which would materially and adversely impair the benefits to the Trustee or the holders of the notes thereunder;

(8) certain events of bankruptcy or insolvency with respect to the Company or any Guarantor that is a Significant Subsidiary of the Company or of any group of Guarantors that together would constitute a Significant Subsidiary of the Company; or

(9) revocation, termination, suspension or other cessation of effectiveness of any Nevada or Macau Gaming License, which results in the cessation or suspension of gaming operations for a period of more than 90 consecutive days.

If any Event of Default (other than by reason of bankruptcy or insolvency) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare the principal, premium and Special Interest, if any, interest and any other monetary obligations on all the notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency as set forth in clause (8) above, all outstanding notes will become due and payable without further action or notice. Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the Trustee in its exercise of any trust power. The Trustee may withhold from holders of notes notice of any continuing default or Event of Default (except a default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the notes if in the best judgment of the Trustee acceleration is not in the best interest of the holders of the notes.

To the fullest extent permitted by law, the Trustee, and each noteholder by accepting a note, agrees that in the event that the outstanding principal amount of the notes becomes due and payable (whether at maturity, by acceleration or otherwise) and is not paid when due, then, before seeking, directly or indirectly through any court, the sale, liquidation or seizure of the capital stock of any direct or indirect subsidiary of the Company, the Trustee and such noteholder will (for the 60 day period beginning on the date when the outstanding principal amount of the notes first became due and payable) seek first to sell, liquidate or seize assets of the Company or any of the Guarantors before seeking to sell, liquidate or seize the capital stock of any direct or indirect subsidiary of the Company; provided, however, that nothing herein shall prevent (a) the Trustee or such noteholder from seeking or claiming proceeds from the sale, liquidation or seizure of any capital stock of any direct or indirect subsidiary of the Company ordered by any court or governmental authority or pursuant to a sale, liquidation or seizure initiated by the Company, any Guarantor or any other person (other than the noteholder or the Trustee in contravention of this paragraph), (b) the Trustee or such noteholder from seeking the appointment of a trustee, receiver or custodian for the assets of the Company or any of the Guarantors (provided, that the Trustee or such noteholder may not petition or request that such appointed trustee, receiver or custodian sell or liquidate any capital stock of any direct or indirect subsidiary of the Company during the 60 day period commencing on the date that the notes first become due and payable, whether at maturity, by acceleration or otherwise) or (c) any bankruptcy or insolvency court acting in a manner for the benefit of any creditor (including the Trustee and such noteholder) or any governmental authority having jurisdiction acting in accordance with its powers in the exercise of its discretion or judgment in the application of law; and, provided further that the provisions of this paragraph shall have no further force or effect commencing on the date that is 60 days after the notes first become due and payable, whether at maturity, by acceleration or otherwise.

The indenture provides that at any time after a declaration of acceleration with respect to the notes and under certain circumstances, the holders of a majority in aggregate principal amount of notes outstanding may rescind and cancel such acceleration and its consequences. In the event that there is a declaration of acceleration as a result solely of an Event of Default or Events of Default under clause (5) above, such acceleration of the notes will be automatically rescinded and cancelled, if within 30 days of such declaration of acceleration of the notes, (i) all Payment Defaults are cured or waived, (ii) any acceleration of Accelerated Debt is rescinded or cancelled (or such Accelerated Debt is paid in full) and (iii) no Event of Default has occurred and is then continuing (other than any Event of Default under clause (5) where the related Payment Default has been cured or waived or where the acceleration of the Accelerated Debt has been rescinded or cancelled or where the Accelerated Debt has been paid in full).

In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention and for the purpose of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes.

The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the Trustee may on behalf of the holders of all of the notes waive any existing default or Event of Default and its consequences under the indenture except a continuing default or Event of Default in the payment of interest on, premium or Special Interest, if any, or the principal of, any note held by a non-consenting holder.

The gaming industry could become subject to different or additional regulations during the term of the notes, which could further adversely affect the practical rights and remedies that the Trustee would have upon the occurrence of an Event of Default.

The Company is required to deliver to the Trustee annually a statement regarding compliance with the indenture, and the Company is required, within thirty days, upon becoming aware of any default or Event of Default to deliver to the Trustee a statement specifying such default or Event of Default.

Defeasance

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the notes and all of the obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Special Interest, if any, on such notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default” will no longer constitute Events of Default with respect to the notes.

In the event of either such defeasance, holders of the notes would be able to look only to such trust for payment of, and any interest on, such notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable government securities, or a combination of cash in U.S. dollars and non-callable government securities, in amounts as will be sufficient to pay the principal of, or interest and premium and Special Interest, if any, on the outstanding notes on the stated maturity or on the redemption date, as the case may be, and the Company must specify whether such notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company has delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, subject to customary assumptions and exclusions, the holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company has delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no default or Event of Default under clauses (1), (2), (3) or (8) of “—Events of Default” has occurred and is continuing on the date of such deposit under the indenture;

(5) such Legal Defeasance or Covenant Defeasance will not result in a material breach or violation of, or constitute a material default under any material agreement or instrument (other than the indenture) to which the Company or any of the Guarantors is a party or by which the Company or any of the Guarantors is bound;

(6) the Company must deliver to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes being defeased over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(7) the Company must deliver to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Compliance with Gaming Laws

Each holder of the notes, by accepting any note, agrees to be bound by the requirements imposed on the holders of our debt securities by the gaming authority of any jurisdiction in which we conduct or propose to conduct gaming activities. For a description of the regulatory requirements applicable to us, see “Business—Regulation and Licensing.”

Additional Information

You may obtain a copy of the indenture without charge by writing to Las Vegas Sands Corp., 3355 Las Vegas Boulevard South, Las Vegas, Nevada 89109, Attention: General Counsel.

Governing Law

The indenture and the notes are governed by and construed in accordance with the laws of the State of New York.

Information Concerning the Trustee

U.S. Bank National Association, as Trustee under the indenture, has been appointed by us as paying agent, registrar and custodian with regard to the notes. The Trustee is also acting as exchange agent in the exchange offer. The Trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Certain Definitions

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, however, that beneficial ownership of 20% or more of the voting securities of a Person shall be deemed to be control.

“Capitalized Lease-Back Obligation” is defined to mean the total net rental obligations of the Company or a subsidiary under any lease entered into as part of a sale and lease-back transaction involving a Principal Property that would, at the time any determination is to be made, be required to be capitalized on a balance sheet in accordance with generally accepted accounting principles.

“Change of Control” means the occurrence of any of the following:

(1) the sale, lease or transfer, in one or a series of transactions, of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole;

(2) the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Principal Stockholder and its Related Parties, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Company;

(3) the first day within any two-year period on which a majority of the members of the board of directors of the Company are not Continuing Directors; or

(4) the adoption of a plan relating to liquidation or dissolution of the Company.

For purposes of this definition, any holding company whose only significant asset is the capital stock of the Company shall be disregarded and the beneficial ownership of such holding company shall be attributed to the Company and any Person which has entered into an agreement to acquire any capital stock of the Company shall not be deemed to have any beneficial ownership of such capital stock until the closing of such acquisition.

“Consolidated Net Tangible Assets” is defined to mean the total of all assets appearing on a consolidated balance sheet of the Company and its Guarantors prepared in accordance with generally accepted accounting principles as of a date not more than 90 days prior to the date as of which Consolidated Net Tangible Assets are to be determined, but excluding (i) the book amount of all intangible assets, (ii) all depreciation, valuation and other reserves, (iii) current liabilities, (iv) any minority interest in the stock and surplus of the Company’s subsidiaries, and (v) deferred income and deferred liabilities. Notwithstanding the foregoing, in the event any assets are transferred to the Company or any of the Guarantors from any subsidiary of the Company that is not a Guarantor or an Affiliate of the Company that is not a Guarantor (or as a result of the conversion of a non-Guarantor subsidiary or Affiliate into a Guarantor), Consolidated Net Tangible Assets shall be increased, without duplication, by the fair market value of such assets at the time of such transfer as determined (i) by a resolution of the board of directors of the Company if the fair market value of such assets is equal to or less than $50.0 million or (ii) based on the opinion of an investment bank, valuation firm, accounting firm or appraisal firm of national standing if the fair market value of such assets exceeds $50.0 million.

“Continuing Directors” means, as of any date of determination, any member of the board of directors who (1) was a member of such board of directors on the Issuance Date, (2) was nominated for election or elected to such board of directors with, or whose election to such board of directors was approved by, the affirmative vote of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination or election or (3) was appointed or elected to such board of directors by the Principal Stockholder or a Related Party.

“Cooperation Agreement” means that certain Second Amended and Restated Reciprocal Easement, Use and Operating Agreement, dated as of May 17, 2004, as amended as of July 30, 2004, by and among Venetian Casino Resort, LLC, Lido Casino Resort, LLC, Grand Canal Shops II, LLC and Interface Group-Nevada, Inc., as amended, revised or modified from time to time in accordance with its terms.

“Credit Agreement” means that certain credit agreement, dated August 20, 2004, by and among Las Vegas Sands, Inc. and Venetian Casino Resort, LLC, as borrowers, the lenders party thereto, Goldman Sachs Credit Partners L.P., as syndication agent, sole lead arranger and sole bookrunner, The Bank of Nova Scotia, as administrative agent, and Wells Fargo Foothill, Inc., CIT Group/Equipment Financing, Inc. and Commerzbank AG, as documentation agents, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced, in whole or in part, from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring all or any portion of the indebtedness and other obligations under such agreement or agreements or any successor or replacement agreement or agreements, and whether by the same or any other agent, lender or group of lenders (collectively any such transactions, a “Refinancing”), which Refinancing may increase the aggregate principal amount that may be borrowed under the Credit Agreement (which may be more than one agreement or facility with the same or different lenders), provided that the aggregate principal amount that may be borrowed under the Credit Agreement shall not be increased in connection with a Refinancing by an amount more than the sum of (i) the principal amount of any additional amounts that may be borrowed if the proceeds thereof will be used to (x) acquire, develop, construct or improve property of the Company or any of the Guarantors (including by way of acquiring any Person who is merged or consolidated into the Company or any Guarantor or who becomes a Guarantor) or (y) repay, redeem or otherwise retire any secured indebtedness of the Company or any of its subsidiaries (other than under the Credit Agreement) so long as the assets that were securing the indebtedness so repaid, redeemed or retired are directly owned by the Company or any Guarantor after such Refinancing (for purposes of clarity, it is understood that the indebtedness secured by the Sands Expo and Convention Center may be refinanced if the Sands Expo and Convention Center is owned by the Company or any Guarantor after such Refinancing); provided, that for purposes of clause (x) the proceeds of indebtedness up to the cost of the acquisition, development, construction or improvement of property which is incurred within 24 months after such acquisition, development, construction or improvement will be deemed to have been for the purpose of acquiring, constructing or improving such property and may therefore be part of the Credit Agreement, (ii) the amount of the fees and expenses of such Refinancing (including any prepayment penalties or premium or accrued and unpaid interest on indebtedness refinanced by such Refinancing), (iii) any amount required to provide for revolving credit facilities and term loans under the Credit Agreement with an aggregate maximum borrowing capacity of up to $400.0 million for revolving credit facilities and with an aggregate maximum borrowing capacity for term loans not more than $1,270 million and (iv) $250 million.

“Disqualified Stock” means any capital stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the capital stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the capital stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature; provided, however, that any capital stock which would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require the Company to repurchase or redeem such capital stock upon the occurrence of a change of control occurring prior to the final maturity of the notes shall not constitute Disqualified Stock if the change of control provisions applicable to such capital stock specifically provide that the Company will not repurchase or redeem any such stock pursuant to such provisions prior to the Company’s compliance with the provisions of the indenture.

“Domestic Subsidiary” means any Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia.

“Equity Offering” means an offer and sale of capital stock (other than Disqualified Stock) of the Company pursuant to a registration statement that has been declared effective by the SEC pursuant to the Securities Act (other than a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Company) or in a private placement under an exemption from the registration requirements of the Securities Act or any capital contribution in respect of such capital stock of the Company.

“Existing Facility” means the Venetian Casino Resort, a Venetian-themed hotel, casino, meeting and entertainment complex located at 3355 Las Vegas Boulevard South, Las Vegas, Clark County, Nevada.

“Existing Site” means the land on which the Existing Facility is constructed.

“Gaming Authority” means any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of the United States or foreign government, any state, province or any city or other political subdivision, whether now or hereafter existing, or any officer or official thereof, including without limitation, the Nevada Gaming Commission, the Nevada State Gaming Control Board, the Clark County Liquor and Gaming Licensing Board, the Macau Gaming Authorities and any other agency with authority to regulate any gaming operation (or proposed gaming operation) owned, managed or operated by the Company or any of its subsidiaries.

“Gaming License” means every license, franchise or other authorization required to own, lease, operate or otherwise conduct activities of the Company or any of its subsidiaries, including without limitation, all such licenses granted under the Nevada Gaming Control Act, and the regulations promulgated pursuant thereto, and other applicable federal, state, foreign or local laws.

“Guarantor” means any subsidiary of the Company that executes a Subsidiary Guarantee in accordance with the provisions of the indenture.

“Harrah’s Shared Roadway Agreement” means the agreement, dated as of January 16, 1998, between Venetian Casino Resort, LLC and Harrah’s Casino Resort, as amended, revised or modified from time to time in accordance with its terms.

“Hedging Agreements” means (a) currency exchange or interest rate swap agreements, currency exchange or interest rate cap agreements and currency exchange or interest rate collar agreements and (b) other agreements or arrangements designed to protect against fluctuations in currency exchange or interest rates.

“HVAC Ground Lease” means the ground lease made effective as of November 14, 1997, between Venetian and the HVAC Provider, as amended, revised or modified from time to time in accordance with its terms.

“HVAC Provider” means Sempra Energy Solutions, a California corporation (successor to Atlantic-Pacific, Las Vegas LLC, a Delaware limited liability company) or its permitted successors under the HVAC Services Agreements.

“HVAC Services Agreements” means collectively (a) the Energy Services Agreement, dated as of November 14, 1997, as amended on July 1, 1999, between Venetian Casino Resort, LLC and the HVAC Provider, (b) the HVAC Ground Lease, and (c) all other agreements between the HVAC Provider and the Company and its subsidiaries (and any amendments, revisions or modifications of such other agreements or the agreements described in clauses (a) or (b) above).

“Improvement Phasing Agreement” means the Improvement Phasing Agreement, dated on or about August 11, 2004, between Clark County, Nevada and Lido Casino Resort, LLC, as amended, revised or modified from time to time in accordance with its terms.

“Issuance Date” means the closing date for the sale and original issuance of the notes.

“Liens” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement or any lease in the nature thereof).

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or any agency or political subdivision thereof or any other entity.

“Permitted Liens” means:

(a) Liens securing obligations under the Credit Agreement;

(b) Liens securing the Mortgage Notes;

(c) Liens on any property acquired, constructed or improved by the Company or its subsidiaries to secure or provide for the payment of any part of the purchase price of the property or the cost of the construction or improvement, or any Lien on any such property existing at the time of acquisition thereof;

(d) Liens on any property of another company existing at the time such company is acquired by merger, consolidation or acquisition of substantially all of its stock or its assets; provided, that such Liens were in existence prior to the consummation of, and were not entered into in contemplation of, such merger, consolidation or acquisition and do not extend to any other assets other than those of the company acquired by, merged into or consolidated with the Company or such subsidiary;

(e) Liens incurred or deposits made in the ordinary course of business or in the construction of any Principal Property in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, trade contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(f) easements, rights-of-way, aviational or navigational servitudes, restrictions, encroachments, and other defects or irregularities in title and other similar charges or encumbrances, in each case which do not and will not interfere in any material respect with the ordinary conduct of the business of the Company or any of its subsidiaries;

(g) Liens on real property of the Company arising pursuant to the Harrah’s Shared Roadway Agreement and any similar Liens arising pursuant to any amendments thereto or required under a lease or other transaction relating to the construction of a parking garage on real property owned by Harrah’s Casino Resort adjacent to the Existing Site;

(h) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(i) Liens in connection with tax assessments or other governmental charges, or as security required by law or governmental regulation as a condition to the transaction of any business or the exercise of any privilege or right;

(j) Liens to secure a stay of process in proceedings to enforce a contested liability, or required in connection with the institution of legal proceedings or in connection with any other order or decree in any such proceeding or in connection with any contest of any tax or other governmental charge, or deposits with a governmental agency entitling the Company or a subsidiary of the Company to maintain self-insurance or to participate in other specified insurance arrangements or any judgment attachment or judgment Lien not constituting an Event of Default;

(k) warehouseman’s, suppliers’, materialmen’s, repairmen’s, mechanics’, carriers’, workmen’s and other like Liens;

(l) any zoning or similar law or right reserved to or vested in any governmental office or agency to control or regulate the use of any real property;

(m) licenses of patents, trademarks and other intellectual property rights granted by the Company or any of its subsidiaries in the ordinary course of business and not interfering in any material respect with the ordinary conduct of the business of the Company or such subsidiary;

(n) Liens created under the HVAC Services Agreements;

(o) Liens created under the Predevelopment Agreement and the Improvement Phasing Agreement;

(p) Liens incurred in connection with Hedging Agreements;

(q) Liens created or contemplated by the Cooperation Agreement;

(r) Liens incurred in connection with the construction of a pedestrian bridge over Las Vegas Boulevard and Sands Avenue provided that such Liens will not materially interfere with, impair or detract from the operation of the business of the Company and its subsidiaries or the construction or operation of the Resort Complex;

(s) easements, restrictions, rights of way, encroachments and other minor defects or irregularities in title incurred in connection with the traffic study relating to increased traffic on Las Vegas Boulevard and Sands Avenue as a result of completion of the Resort Complex;

(t) Liens in connection with any defeasance of the Mortgage Notes;

(u) Liens securing indebtedness of a subsidiary of the Company to the Company or to another subsidiary of the Company;

(v) Liens on any property existing on the date of the indenture;

(w) Liens in favor of the Company and any Guarantor;

(x) leasehold mortgages in favor of parties financing the lease of space within the Resort Complex, provided that neither the Company nor any Guarantor is liable for the payment of any principal of, or interest or premium on, such financing;

(y) the creation of any other Lien, if, after giving effect to the creation thereof, the total of (i) the aggregate principal amount of indebtedness of the Company and its subsidiaries secured by all Liens created under this clause (y), plus (ii) the aggregate amount of Capitalized Lease-Back Obligations of the Company and its subsidiaries under the entire unexpired terms of all leases entered into in connection with sale and lease-back transactions which would have been precluded by the provision for limitations on such transactions described under “—Certain Covenants—Sale and Lease-Back,” but for the satisfaction of the condition referred to in clause (ii) of the description of such provision, will not exceed an amount equal to 15% of Consolidated Net Tangible Assets;

(z) leases or subleases in the nature of a Lien granted to third parties in compliance with the terms of the indenture and not interfering in any material respect with the ordinary conduct of the business of the Company or any of the Guarantors;

(aa) Liens securing any extension, renewal, replacement or refinancing of any indebtedness secured by a Lien permitted by any of the foregoing clauses (a) through (z) or this clause (aa), provided the amount secured is not increased, plus reasonable fees and expenses incurred and any prepayment penalties, premiums and accrued interest paid in connection with any extension, renewal, replacement or refinancing;

(bb) Liens securing other indebtedness, provided that the aggregate outstanding principal amount of indebtedness secured by Liens under this clause (bb) does not exceed $150 million at any one time; and

(cc) Liens on amounts in the escrow account in favor of the trustee for the benefit of the holders of notes.

“Phase II Project” means an approximately 3,000 room hotel, casino and meeting complex to be integrated with the Existing Facility and located on approximately 15 acres of land adjacent to the Existing Facility, which will exclude the Phase II mall and certain retail stores which will be leased by Lido Casino Resort, LLC to Phase II Mall Subsidiary LLC.

“Predevelopment Agreement” means the Sands Resort Hotel Casino Agreement, dated as of February 18, 1997, amended as of September 16, 1997, between Clark County, Nevada and LVSI, as amended, revised or modified from time to time in accordance with its terms.

“Principal Stockholder” means Sheldon G. Adelson.

“Principal Property” is defined to mean any single property directly owned by the Company or any Guarantor having a gross book value in excess of the greater of $25.0 million or 2% of Consolidated Net Tangible Assets. Notwithstanding the foregoing, Principal Property shall exclude all capital stock of the Company and its subsidiaries; provided, however, that if the Company or any Guarantor creates any Lien on any capital stock of any subsidiary of the Company that is directly owned by the Company or any Guarantor, then Principal Property shall include such capital stock. If the inclusion of any capital stock within the definition of “Principal Property” requires the prior approval of any Gaming Authority, the Company agrees that prior to granting any Lien on such capital stock, the Company shall obtain the approval of such Gaming Authority for the inclusion of such capital stock within the definition of “Principal Property.”

“Related Parties” means (1) any spouse and any child, stepchild, sibling or descendant of the Principal Stockholder, (2) any estate of the Principal Stockholder or any person under clause (1), (3) any person who receives a beneficial interest in the Company from any estate under clause (2) to the extent of such interest, (4) any executor, personal administrator or trustee who holds such beneficial interest in the Company for the benefit of, or as fiduciary for, any person under clauses (1), (2) or (3) to the extent of such interest, (5) any corporation, trust, or similar entity owned or controlled by the Principal Stockholder or any person referred to in clause (1), (2), (3) or (4) or for the benefit of any person referred to in clause (1) and (6) the spouse or issue of one or more of the individuals described in clause (1).

“Resort Complex” means the Existing Facility and the Phase II Project, but excluding (i) the Sands Expo and Convention Center, (ii) the heating, ventilation and air conditioning equipment, including without limitation, any assets owned by the HVAC Provider under the HVAC Services Agreements or the HVAC Ground Lease if such assets are acquired by the Company or any Guarantor after the date of the indenture, (iii) any of the assets and operations of Venetian Hotel Operations LLC, Interface Employee Leasing, LLC and Yona Venetian, LLC existing on the date of the indenture and any aircraft or aircraft operations, and (iv) other assets determined by the Company to be excluded from the definition of “Resort Complex” provided that the aggregate fair market value (as determined by the board of directors of the Company) of the assets excluded under this clause (iv) does not exceed $25 million, with fair market value to be determined at the time such assets are determined to be excluded from the definition of “Resort Complex”.

“Significant Subsidiary” means any Subsidiary which would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act of 1933, as in effect on the Issuance Date.

“Subsidiary Guarantee” means the guarantee by each Guarantor of the Company’s obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

“Treasury Rate” means the yield to maturity at the time of the computation of the United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15(519), which has become publicly available at least two Business Days prior to the date fixed for prepayment (or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the then remaining average life to February 15, 2010; provided, however, that if the average life of such note is not equal to the constant maturity of the United States Treasury security for which weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the average life of such notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Voting Stock” means, with respect to any Person that is a corporation, any class or series of capital stock of such Person that is ordinarily entitled to vote in the election of directors thereof at a meeting of stockholders called for such purpose, without the occurrence of any additional event or contingency and with respect to any other Person that is a limited liability company, membership interests entitled to manage the operations or business of the limited liability company.

Book Entry, Delivery and Form

Except as described below, we will initially issue the exchange notes in the form of one or more registered exchange notes in global form without coupons. We will deposit each global note on the date of the closing of this exchange offer with, or on behalf of, The Depository Trust Company in New York, New York, and register the exchange notes in the name of The Depository Trust Company or its nominee, or will leave these notes in the custody of the trustee.

Depository Trust Company Procedures

For your convenience, we are providing you with a description of the operations and procedures of The Depository Trust Company, the Euroclear System and Clearstream Banking, S.A. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We are not responsible for these operations and procedures and urge you to contact the system or its participants directly to discuss these matters.

The Depository Trust Company has advised us that it is a limited purpose trust company created to hold securities for its participating organizations and to facilitate the clearance and settlement of transactions in those securities between its participants through electronic book entry changes in the accounts of these participants. These direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Access to The Depository Trust Company’s system is also indirectly available to other entities that clear through or maintain a direct or indirect, custodial relationship with a direct participant. The Depository Trust Company may hold securities beneficially owned by other persons only through its participants and the ownership interests and transfers of ownership interests of these other persons will be recorded only on the records of the participants and not on the records of The Depository Trust Company.

The Depository Trust Company has also advised us that, in accordance with its procedures,

(1) upon deposit of the global notes, it will credit the accounts of the direct participants with an interest in the global notes, and

(2) it will maintain records of the ownership interests of these direct participants in the global notes and the transfer of ownership interests by and between direct participants.

The Depository Trust Company will not maintain records of the ownership interests of, or the transfer of ownership interests by and between, indirect participants or other owners of beneficial interests in the global notes. Both direct and indirect participants must maintain their own records of ownership interests of, and the transfer of ownership interests by and between, indirect participants and other owners of beneficial interests in the global notes.

Investors in the global notes may hold their interests in the notes directly through The Depository Trust Company if they are direct participants in The Depository Trust Company or indirectly through organizations that are direct participants in The Depository Trust Company. Investors in the global notes may also hold their interests in the notes through Euroclear and Clearstream if they are direct participants in those systems or indirectly through organizations that are participants in those systems. Euroclear and Clearstream will hold omnibus positions in the global notes on behalf of the Euroclear participants and the Clearstream participants, respectively, through customers’ securities accounts in Euroclear’s and Clearstream’s names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A. and The Chase Manhattan Bank, N.A., as operators of Clearstream. These depositories, in turn, will hold these positions in their names on the books of DTC. All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of The Depository Trust Company. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of those systems.

The laws of some states require that some persons take physical delivery in definitive certificated form of the securities that they own. This may limit or curtail the ability to transfer beneficial interests in a global note to these persons. Because The Depository Trust Company can act only on behalf of direct participants, which in turn act on behalf of indirect participants and others, the ability of a person having a beneficial interest in a global note to pledge its interest to persons or entities that are not direct participants in The Depository Trust Company or to otherwise take actions in respect of its interest, may be affected by the lack of physical certificates evidencing the interests.

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders of these notes under the indenture for any purpose.

Payments with respect to the principal of and interest on any notes represented by a global note registered in the name of The Depository Trust Company or its nominee on the applicable record date will be payable by the trustee to or at the direction of The Depository Trust Company or its nominee in its capacity as the registered holder of the global note representing these notes under the indenture. Under the terms of the indenture, we and the trustee will treat the person in whose names the notes are registered, including notes represented by global notes, as the owner of the notes for the purpose of receiving payments and for any and all other purposes whatsoever. Payments in respect of the principal and interest on global notes registered in the name of The Depository Trust Company or its nominee will be payable by the trustee to The Depository Trust Company or its nominee as the registered holder under the indenture. Consequently, none of the Company, the Guarantors, the trustee or any agent of the Company, the Guarantors or the trustee has or will have any responsibility or liability for:

(1) any aspect of The Depository Trust Company’s records or any direct or indirect participant’s records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of The Depository Trust Company’s records or any direct or indirect participant’s records relating to the beneficial ownership interests in any global note or

(2) any other matter relating to the actions and practices of The Depository Trust Company or any of its direct or indirect participants.

The Depository Trust Company has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes, including principal and interest, is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interest in the security as shown on its records, unless it has reasons to believe that it will not receive payment on the payment date. Payments by the direct and indirect participants to the beneficial owners of interests in the global note will be governed by standing instructions and customary practice and will be the responsibility of the direct or indirect participants and will not be the responsibility of The Depository Trust Company, the trustee or us.

None of the Company, the Guarantors or the trustee will be liable for any delay by The Depository Trust Company or any direct or indirect participant in identifying the beneficial owners of the notes and the Company, the Guarantors and the trustee may conclusively rely on, and will be protected in relying on, instructions from The Depository Trust Company or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes.

Transfers between participants in The Depository Trust Company will be effected in accordance with The Depository Trust Company’s procedures, and will be settled in same day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the participants in The Depository Trust Company, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through The Depository Trust Company in accordance with The Depository Trust Company’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in The Depository Trust Company, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to The Depository Trust Company. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

The Depository Trust Company has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account The Depository Trust Company has credited the interests in the global notes and only in respect of the portion of the aggregate principal amount of the notes as to which the participant or participants has or have given that direction. However, if there is an event of default with respect to the notes, The Depository Trust Company reserves the right to exchange the global notes for legended notes in certificated form and to distribute them to its participants.

Although The Depository Trust Company, Euroclear and Clearstream have agreed to these procedures to facilitate transfers of interests in the global notes among participants in The Depository Trust Company,

Euroclear and Clearstream, they are under no obligation to perform or to continue to perform these procedures and may discontinue them at any time. None of us, the Guarantors, the trustee or any of our, the Guarantors’ or the trustee’s respective agents will have any responsibility for the performance by, Euroclear or Clearstream or their direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Notes for Certificated Notes

A global note will be exchangeable for definitive notes in registered certificated form if:

(1) The Depository Trust Company notifies us that it is unwilling or unable to continue as depository for the global notes and we fail to appoint a successor depository within 90 days,

(2) The Depository Trust Company ceases to be a clearing agency registered under the Exchange Act and we fail to appoint a successor within 120 days,

(3) we elect to cause the issuance of the certificated notes upon a notice of the trustee, or

(4) a default or an event of default under the indenture for the notes has occurred and is continuing.

In all cases, certificated notes delivered in exchange for any global note or beneficial interests in a global note will be registered in the name, and issued in any approved denominations, requested by or on behalf of The Depository Trust Company, in accordance with its customary procedures.

Exchange of Certificated Notes for Book-Entry Notes

Initial notes issued in certificated form may be exchanged for beneficial interests in the global note.

Same Day Settlement

We expect that the interests in the global notes will be eligible to trade in The Depository Trust Company’s Same Day Funds Settlement System. As a result, secondary market trading activity in these interests will settle in immediately available funds, subject in all cases to the rules and procedures of The Depository Trust Company and its participants. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in The Depository Trust Company will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of The Depository Trust Company. The Depository Trust Company has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a participant in The Depository Trust Company will be received with value on the settlement date of The Depository Trust Company but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following The Depository Trust Company’s settlement date.

UNITED STATES FEDERAL TAX CONSIDERATIONS

The following discussion summarizes specified United States federal income and estate tax consequences of the exchange of initial notes for exchange notes pursuant to the exchange offer, as well as the ownership and disposition of the exchange notes by U.S. and non-U.S. holders, each as defined below, who acquire exchange notes in the exchange offer. The discussion of the United States federal income and estate tax considerations below is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and applicable regulations, rulings, judicial decisions and administrative interpretations thereunder as of the date hereof, all of which may be repealed, revoked or modified, possibly with retroactive effect, so as to result in federal income tax consequences that are materially different from those discussed below. The following discussion does not purport to be a full description of all United States federal income and estate tax considerations that may be relevant to a decision to acquire exchange notes or to the holding or disposition of the exchange notes and does not address any other taxes that might be applicable to a holder of the notes, such as tax consequences arising under the tax laws of any state, locality or foreign jurisdiction. Further, this discussion does not address all aspects of federal income and estate taxation that may be relevant to particular holders in light of their personal circumstances and does not deal with persons that are subject to special tax rules, such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, insurance companies, tax-exempt entities, real estate investment trusts, regulated investment companies, partnerships or other pass-through entities, expatriates or former long-term residents of the United States, holders subject to the alternative minimum tax, individual retirement accounts or other tax-deferred accounts, persons holding the notes as part of a hedging transaction, a constructive sale, conversion transaction, “straddle,” synthetic security or other integrated transaction, a constructive sale and U.S. holders whose functional currency is not the United States dollar. The discussion below assumes that the notes are held as capital assets within the meaning of the Code.

No rulings from the United States Internal Revenue Service (the “IRS”) have been or will be sought with respect to the matters discussed below. There can be no assurance that the IRS will not disagree with or challenge any position taken herein regarding the tax consequences of the purchase, ownership or disposition of the exchange notes or that any such position, if challenged, would be sustained.

Because individual circumstances may differ, you are strongly urged to consult your tax advisor with respect to your particular tax situation and the particular tax effects of the purchase, ownership and disposition of the exchange notes, including the applicability of any state, local, non-United States or other tax laws and possible changes in the tax laws or interpretations thereunder.

As used in this prospectus, a U.S. holder means a beneficial owner of a note who is, for United States federal income tax purposes:

•	A citizen or resident of the United States;

•	A corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or of any of its political subdivisions;

•	An estate the income of which is subject to United States federal income taxation regardless of its source; or

•	A trust if either (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

As used in this prospectus, a non-U.S. holder is a holder who is not a U.S. holder.

If an entity that is treated as a partnership for federal income tax purposes holds notes, the tax treatment of its partners or members will generally depend upon the status of the partner or member and the activities of the entity. If you are a partner of a partnership or a member of a limited liability company or other entity classified as a partnership for federal income tax purposes and that entity is holding the notes, you should consult your tax advisor.

Exchange Offer

The exchange of the initial notes for the exchange notes pursuant to the registration rights agreement will not be treated as a taxable event to holders for United States federal income tax purposes. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note. A holder’s holding period for an exchange note should include the holding period for the original note exchanged pursuant to the Registration Rights Agreement and the holder’s initial basis in an exchange note should be the same as the adjusted basis of such holder in the initial note at the time of the exchange. The United States federal income tax consequences of holding and disposing of an exchange note generally should be the same as the United States federal income tax consequences of holding and disposing of an initial note.

Tax Considerations for U.S. Holders

Payments of Interest

A U.S. holder generally will be required to include in gross income as ordinary interest income the interest on a note at the time that the interest accrues or is received, in accordance with the U.S. holder’s regular method of accounting for United States federal income tax purposes.

In certain circumstances (see “Description of Notes—Repurchase at the Option of Holders—Change of Control;” and “—Optional Redemption”), we may be obligated to pay a holder additional amounts in excess of stated interest or principal on the exchange notes. According to Treasury regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount, timing or character of interest income to be currently recognized by a holder if there is only a remote chance as of the date the exchange notes were issued that any of the circumstances that would give rise to the payment of such additional amounts (considered both individually and in the aggregate) will occur. Because we believe the likelihood that we will be obligated to make any such payments is remote, we do not intend to treat the potential payment of any such amounts as part of the yield to maturity of any exchange notes. Our determination that these contingencies are remote is binding on a U.S. holder unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS and if the IRS were to challenge this determination, a U.S. holder might be required to accrue income on its exchange notes in excess of stated interest and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of an exchange note before the resolution of the contingencies. In the event such a contingency occurs, it would affect the amount and timing of the income that a holder must recognize.

Sale, Exchange or Retirement of the Notes

Upon the sale, exchange, retirement or other disposition of a note (other than the exchange of a note pursuant to the Registration Rights Agreement, as discussed in “Exchange Offer, a U.S. holder will generally recognize capital gain or loss in an amount equal to the difference between the sum of cash plus the fair market value of any property received (other than any amount received attributable to accrued but unpaid interest not previously included in income, which will be taxable as ordinary interest income) and such U.S. holder’s adjusted tax basis in the note. A U.S. holder’s tax basis in a note generally will be the cost of such note to the U.S. holder. Such gain or loss will be long-term capital gain or loss if at the time of the sale, exchange, retirement or other taxable disposition of the note, the holder held the note for more than one year. In the case of a non-corporate U.S. holder, any such long-term capital gain may be subject to tax at a reduced rate. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of principal of, and interest on, a note, and the proceeds of disposition of a note before maturity, to U.S. holders other than certain exempt recipients such as corporations. In general, backup withholding at the then applicable rate (currently at a rate of 28%) will be applicable to a U.S. holder that is not an exempt recipient, such as a corporation, if such U.S. holder:

•	fails to provide a correct taxpayer identification number (which, for an individual, would generally be his or her Social Security Number),

•	fails to report interest or dividend income in full,

•	fails to certify that the holder is exempt from withholding, or

•	otherwise fails to comply with applicable requirements of the backup withholding rules.

Any amount withheld from payment to a holder under the backup withholding rules will be allowed as a credit against the holder’s federal income tax liability and may entitle the holder to a refund, provided the required information is furnished to the IRS in a timely manner. U.S. holders of notes should consult their tax advisors regarding the application of backup withholding in their particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

Tax Considerations for Non-U.S. Holders

The rules governing United States federal income taxation of non-U.S. holders are complex. Non-U.S. holders should consult with their own tax advisors to determine the effect of federal, state, local and foreign income tax laws, as well as treaties, with regard to an investment in the notes, including any reporting requirements.

Payments of Interest

Subject to the discussion below concerning backup withholding, payments of interest on the notes by us or our paying agent to a non-U.S. holder will generally not be subject to U.S. federal income tax or withholding tax, if:

•	the non-U.S. holder does not own, actually or constructively, for U.S. federal income tax purposes, 10% or more of the total combined voting power of all classes of our voting stock;

•	the non-U.S. holder is not, for U.S. federal income tax purposes, a controlled foreign corporation related, directly or indirectly, to us through stock ownership under applicable rules of the Code;

•	the non-U.S. holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and

•	the certification requirement, as described below, has been fulfilled with respect to the beneficial owner.

The certification requirement referred to above will be fulfilled if either (A) the non-U.S. holder provides to us or our paying agent an IRS Form W-8BEN (or successor form), signed under penalties of perjury, that includes such holder’s name and address and a certification as to its non-U.S. status, or (B) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business holds the note on behalf of the beneficial owner and provides a statement to us or our paying agent, signed under penalties of perjury, in which the organization, bank or financial institution certifies that it has received an IRS Form W-8BEN (or successor form) from the non-U.S. holder or from another financial institution acting on behalf of such holder and furnishes us or our paying agent with a copy thereof and otherwise complies with the applicable IRS requirements. Other methods might be available to satisfy the certification requirements described above, depending on the circumstances applicable to the non-U.S. holder.

The gross amount of payments of interest that do not qualify for the exception from withholding described above (the “portfolio interest exemption”) will be subject to United States withholding tax at a rate of 30% unless (A) the non-U.S. holder provides a properly completed IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under an applicable tax treaty, or (B) such interest is effectively connected with the conduct of a United States trade or business by such non-U.S. holder and such holder provides a properly completed IRS Form W-8ECI (or successor form).

If a non-U.S. holder is engaged in a trade or business in the United States and if interest on the note or gain realized on the disposition of the note is effectively connected with the conduct of such trade or business, the non-U.S. holder generally will be subject to regular United States federal income tax on the interest or gain on a net basis in the same manner as if it were a U.S. holder, unless an applicable treaty provides otherwise. In addition, if the non-U.S. holder is a foreign corporation, it may also be subject to a branch profits tax at a rate of 30% on its earnings and profits for the taxable year, subject to certain adjustments, unless reduced or eliminated by an applicable tax treaty. Even though such effectively connected income is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the non-U.S. holder satisfies the certification requirements described above.

As more fully described above under “Description of Notes—Optional Redemption;” and “—Repurchase at the Option of Holders—Change of Control,” upon the occurrence of certain enumerated events we may be required to make additional payments to holders of the notes. Such payments may be treated as interest, subject to the rules described above, or as other income subject to United States federal withholding tax. Non-U.S. holders should consult their tax advisors as to the tax considerations relating to debt instruments that provide for one or more contingent payments, in particular as to the availability of the portfolio interest exemption, and the ability of non-U.S. holders to claim the benefits of income tax treaty exemptions from United States withholding tax on interest, in respect of any such additional payments.

Sale, Exchange or Disposition of the Notes

Subject to the discussion below concerning backup withholding, a non-U.S. holder of a note generally will not be subject to U.S. federal income tax on gain realized on the sale, exchange or other taxable disposition of such note unless:

•	such holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition, and certain other conditions are met;

•	such gain represents accrued but unpaid interest not previously included in income, in which case the rules regarding interest would apply; or

•	such gain is effectively connected with the conduct by such non-U.S. holder of a trade or business in the U.S.

Federal Estate Tax

A note held (or treated as held) by an individual who is a non-U.S. holder (as specifically defined for U.S. federal estate tax purposes) at the time of his or her death will not be subject to United States federal estate tax, provided the interest on the note is exempt from withholding of United States federal income tax under the “portfolio interest exemption” described above (without regard to the certification requirement) and income on such note was not United States trade or business income. If you are an individual, you should consult with your tax advisor regarding the possible application of the United States federal estate tax to your particular circumstances, including the effect of any applicable treaty.

Information Reporting and Backup Withholding

Unless certain exceptions apply, we must report annually to the IRS and to each non-U.S. holder any interest paid to the non-U.S. holder. Copies of these information returns may also be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the non-U.S. holder resides.

Under current United States federal income tax law, backup withholding tax will not apply to payments of interest by us or our paying agent on a note if the certifications described above under “Tax Considerations for Non-U.S. Holders—Payments of Interest” are received, provided that we or our paying agent, as the case may be, do not have actual knowledge or reason to know that the payee is a U.S. person.

Payments on the sale, exchange or other disposition of a note made to or through a foreign office of a foreign broker generally will not be subject to backup withholding or information reporting. However, if such broker is for United States federal income tax purposes:

•	a U.S. person,

•	a controlled foreign corporation,

•	a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or

•	a foreign partnership with certain connections to the United States,

then information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a U.S. person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that such broker is required to report if the broker has actual knowledge or reason to know that the payee is a U.S. person. Payments to or through the U.S. office of a broker will be subject to backup withholding and information reporting unless the holder certifies, under penalties of perjury, that it is not a U.S. person or otherwise establishes an exemption.

Backup withholding is not an additional tax: any amounts withheld from a payment to a non-U.S. holder under the backup withholding rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS in a timely manner. Non-U.S. holders of notes should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

The foregoing discussion is for general information only and is not tax advice. Accordingly, you should consult your tax advisor as to the particular tax consequences to you of purchasing, holding and disposing of the notes, including the applicability and effect of any state, local, or non-United States tax laws and any recent or prospective changes in applicable tax laws.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for initial notes acquired by such broker-dealer as a result of market making or other trading activities may be deemed to be an “underwriter” within the meaning of the Securities Act and, therefore, must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales, offers to resell or other transfers of the exchange notes received by it in connection with the exchange offer. Accordingly, each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration of this exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, dealers effecting transactions in the exchange notes may be required to deliver a prospectus. Each broker-dealer that acquired the initial notes directly from us in the initial offering and not as a result of market-making or trading activities must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes and may not use this prospectus in connection with resales of the exchange notes.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, and Lionel Sawyer & Collins, Las Vegas, Nevada, have passed upon the validity of the exchange notes and related guarantees.

EXPERTS

The consolidated financial statements of Las Vegas Sands Corp. as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders of Las Vegas Sands Corp.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Las Vegas Sands Corp. and its subsidiaries at December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

Las Vegas, Nevada

February 11, 2005, except for Note 15—Subsequent

Events, as to which the date is March 24, 2005

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,
	2003	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$152,793	$1,294,898
Restricted cash and cash equivalents	55,655	20,528
Accounts receivable, net	54,197	56,582
Inventories	6,251	8,010
Deferred income taxes	—	13,311
Prepaid expenses	3,843	11,797

Total current assets	272,739	1,405,126

Property and equipment, net	1,484,670	1,756,090
Deferred offering costs, net	39,143	52,375
Restricted cash and cash equivalents	86,144	356,946
Deferred income taxes	—	425
Other assets, net	34,339	30,516

	$1,917,035	$3,601,478

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$16,679	$33,383
Construction payables	42,155	87,376
Construction payables-contested	7,232	7,232
Accrued interest payable	4,809	9,187
Other accrued liabilities	111,112	170,518
Current maturities of long-term debt	41,379	304,864

Total current liabilities	223,366	612,560

Other long-term liabilities	6,445	9,033
Deferred gain on sale of Grand Canal Shops	—	71,593
Deferred rent from Grand Canal Shops transaction	—	107,227
Long-term debt	1,525,116	1,485,064

	1,754,927	2,285,477

STOCKHOLDERS’ EQUITY:
Common stock, $.001 par value, 1,000,000,000 shares authorized, 324,658,394 and 354,160,692 shares issued and outstanding	325	354
Receivables from stockholders	(2,113)	—
Capital in excess of par value	155,607	956,385
Retained earnings	8,289	359,262

	162,108	1,316,001

	$1,917,035	$3,601,478

The accompanying notes are an integral part of these consolidated financial statements.

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Year Ended December 31,
	2002	2003	2004
Revenues:
Casino	$256,484	$272,804	$708,564
Rooms	206,706	251,397	312,003
Food and beverage	67,645	80,207	121,566
Retail and other	126,709	132,202	116,437

	657,544	736,610	1,258,570
Less-promotional allowances	(34,208)	(44,856)	(61,514)

Net revenues	623,336	691,754	1,197,056

Operating expenses:
Casino	118,843	128,170	340,241
Rooms	53,435	64,819	77,249
Food and beverage	35,144	40,177	64,176
Retail and other	51,332	53,556	60,055
Provision for doubtful accounts	21,393	8,084	7,959
General and administrative	112,913	126,134	173,088
Corporate expense	10,114	10,176	126,356
Rental expense	7,640	10,128	12,033
Pre-opening and developmental expense	5,925	10,525	33,926
Depreciation and amortization	46,662	53,859	69,432
Loss on disposal of assets	—	—	31,649
Gain on sale of Grand Canal Shops	—	—	(417,576)

	463,401	505,628	578,588

Operating income	159,935	186,126	618,468
Other income (expense):
Interest income	3,027	2,125	7,740
Interest expense, net of amounts capitalized	(120,449)	(122,442)	(138,077)
Interest expense on indebtedness to principal stockholder	(4,010)	—	—
Other income (expense)	1,045	825	(131)
Loss on early retirement of debt	(51,392)	—	(6,553)

Income (loss) before income taxes	(11,844)	66,634	481,447
Benefit for income taxes	—	—	13,736

Net income (loss)	$(11,844)	$66,634	$495,183

Basic earnings (loss) per share	$(0.04)	$0.21	$1.52

Diluted earnings (loss) per share	$(0.04)	$0.20	$1.52

Dividends declared per share	$—	$0.01	$0.44

Weighted average shares outstanding:
Basic	324,658,394	324,658,394	326,486,740

Diluted	324,658,394	325,190,459	326,848,911

Unaudited pro forma data (reflecting change in tax status):
Income (loss) before income taxes	$(11,844)	$66,634	$481,447
Pro forma (provision) benefit for income taxes	1,557	(28,186)	(141,737)

Pro forma net income (loss)	$(10,287)	$38,448	$339,710

Unaudited pro forma net income (loss) per share of Common Stock (reflecting change in tax status):
Basic	$(0.03)	$0.12	$1.04
Diluted	$(0.03)	$0.12	$1.04

The accompanying notes are an integral part of these consolidated financial statements.

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Dollars in thousands)

	Common Stock		Receivables from Stockholders	Capital in Excess of Par Value	Retained Earnings (Deficit)	Total
	Number of Shares	Amount
Balance at December 31, 2001	304,705,937	$305	$—	$158,385	$(46,501)	$112,189
Capital contributions	—	—	—	719	—	719
Receivables from stockholders	—	—	(680)	—	—	(680)
Stock split	19,952,457	20	—	(20)	—	—
Net loss	—	—	—	—	(11,844)	(11,844)

Balance at December 31, 2002	324,658,394	325	(680)	159,084	(58,345)	100,384
Capital contributions	—	—	—	721	—	721
Dividends	—	—	—	(4,198)	—	(4,198)
Receivables from stockholders	—	—	(1,433)	—	—	(1,433)
Net income	—	—	—	—	66,634	66,634

Balance at December 31, 2003	324,658,394	325	(2,113)	155,607	8,289	162,108
Capital contributions	—	—	—	420	—	420
Dividends	—	—	—	—	(144,210)	(144,210)
Receivables from stockholders	—	—	2,113	—	—	2,113
Issuances of stock options	—	—	—	49,230	—	49,230
Exercises of stock options	2,121,345	2	—	11,962	—	11,964
Issuance of common stock in connection with initial public offering, net of transaction costs of $ 54,855	27,380,953	27	—	739,166	—	739,193
Net income	—	—	—	—	495,183	495,183

Balance at December 31, 2004	354,160,692	$354	$—	$956,385	$359,262	$1,316,001

The accompanying notes are an integral part of these consolidated financial statements.

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year Ended December 31,
	2002	2003	2004
Cash flows from operating activities:
Net income (loss)	$(11,844)	$66,634	$495,183
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	46,662	53,859	69,432
Amortization of debt offering costs and original issue discount	10,572	8,259	9,818
Amortization of deferred revenue	—	—	(2,926)
Deferred rent from Grand Canal Shops transaction	—	—	109,220
Loss on early retirement of debt	51,392	—	6,553
Loss on disposal of assets	301	454	31,649
Stock option compensation	—	—	49,230
Gain on sale of Grand Canal Shops	—	—	(417,576)
Provision for doubtful accounts	21,393	8,084	7,959
Changes in operating assets and liabilities:
Accounts receivable	(17,983)	(8,745)	(10,344)
Inventories	(341)	(1,025)	(1,759)
Prepaid expenses	(1,331)	1,667	(8,000)
Deferred federal income taxes	—	—	(13,736)
Other assets	8,747	(9,811)	(9,746)
Accounts payable	(23,204)	1,608	13,479
Accrued interest payable	(5,672)	473	4,378
Other accrued liabilities	8,150	15,659	40,555

Net cash provided by operating activities	86,842	137,116	373,369

Cash flows from investing activities:
Proceeds from sale of Grand Canal Shops, net of transaction costs	—	—	649,568
Increase in restricted cash	(102,817)	(16,945)	(235,675)
(Increase) decrease in receivables from stockholders	(680)	(1,433)	205
Capital expenditures	(136,740)	(279,948)	(465,748)

Net cash used in investing activities	(240,237)	(298,326)	(51,650)

The accompanying notes are an integral part of these consolidated financial statements.

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Dollars in thousands)

	Year Ended December 31,
	2002	2003	2004
Cash flows from financing activities:
Proceeds from initial public offering of common stock, net of transaction costs	$—	$—	$739,193
Dividends paid to shareholders	—	—	(125,027)
Exercise of stock options	—	—	11,964
Contributions from shareholders	719	721	420
Repayments on 12 1/4% mortgage notes	(425,000)	—	—
Proceeds from 11% mortgage notes	850,000	—	—
Repayments on 11% mortgage notes	—	—	(6,360)
Repayments on senior subordinated notes	(97,500)	—	—
Proceeds from secured mall facility	120,000	—	—
Repayments on secured mall facility	—	—	(120,000)
Repayments on mall-tranche A take-out loan	(105,000)	—	—
Repayments on mall-tranche B take-out loan	(35,000)	—	—
Repayments on completion guaranty loan	(31,124)	—	—
Proceeds from senior secured credit facility-term A	—	50,000	—
Repayments on senior secured credit facility-term A	—	(1,667)	(48,333)
Proceeds from senior secured credit facility-term B-prior	250,000	—	—
Repayments on senior secured credit facility-term B-prior	(1,250)	(2,500)	(246,250)
Proceeds from senior secured credit facility-term B	—	—	665,000
Repayments on bank credit term facility	(151,986)	—	—
Proceeds from Venetian Macau senior secured notes-tranche A	—	75,000	—
Proceeds from Venetian Macau senior secured notes-tranche B	—	45,000	—
Proceeds from Macau revolver	—	—	10,000
Repayments on Macau revolver	—	—	(10,000)
Proceeds from Venetian Intermediate credit facility	—	40,000	10,000
Proceeds from bank credit facility-revolver	21,000	470	—
Repayments on bank credit facility-revolver	(61,000)	(470)	—
Repayments on FF&E credit facility	(53,735)	(600)	(2,400)
Proceeds from FF&E credit facility	—	15,000	—
Repayments on Phase II Subsidiary credit facility	(3,933)	—	—
Repayments on Phase II Subsidiary unsecured bank loan	(1,092)	—	—
Repayments on Interface Nevada note payable	(5,643)	(6,050)	(127,512)
Proceeds from Interface mortgage note payable	—	—	100,000
Repayments on Interface mortgage note payable	—	—	(711)
Repurchase premiums incurred in connection with refinancing transactions	(33,478)	—	—
Payments of debt offering costs	(41,859)	(7,384)	(29,598)

Net cash provided by financing activities	194,119	207,520	820,386

Increase in cash and cash equivalents	40,724	46,310	1,142,105
Cash and cash equivalents at beginning of year	65,759	106,483	152,793

Cash and cash equivalents at end of year	$106,483	$152,793	$1,294,898

Supplemental disclosure of cash flow information:
Cash payments for interest	$122,293	$118,030	$128,641

Property and equipment asset acquisitions included in construction accounts payable	$36,959	$49,387	$87,376

Property and equipment acquisitions included in accounts payable	$—	$—	$3,225

Non-cash distribution to Principal Shareholder	$—	$—	$2,329

Declared and unpaid dividends included in accrued liabilities	$—	$4,198	$21,052

Deferred gain on sale of Grand Canal Shops	$—	$—	$77,217

Decrease in other assets related to Grand Canal Shops sale	$—	$—	$13,569

The accompanying notes are an integral part of these consolidated financial statements.

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

Note 1—Organization and Business of Company

Las Vegas Sands Corp. (“LVSC”) was incorporated in Nevada during August 2004 and completed an initial public offering of its common stock on December 20, 2004. Immediately prior to the initial public offering LVSC acquired 100% of the capital stock of Las Vegas Sands, Inc. The acquisition of Las Vegas Sands, Inc. by LVSC has been accounted for as a reorganization of entities under common control, in a manner similar to pooling-of-interests. LVSC is traded on the NYSE under the symbol LVS. LVSC and its subsidiaries (collectively, the “Company”) own and operate the Venetian Casino Resort (the “Casino Resort”), a Renaissance Venice-themed resort situated on the Las Vegas Strip (the “Strip”). The Casino Resort is located across from The Mirage and the Treasure Island Hotel and Casino. The Casino Resort includes the first all-suites hotel on the Strip with 4,027 suites (the “Hotel”); a gaming facility of approximately 116,000 square feet (the “Casino”); an enclosed retail, dining and entertainment complex of approximately 446,000 net leasable square feet (the “Mall”); a meeting and conference facility of approximately 650,000 square feet (the “Congress Center”); and an expo and convention center of approximately 1,150,000 square feet (the “Sands Expo Center”). The Company has begun design and construction work and has completed demolition and clearing on the site of the Palazzo Casino Resort (the “Palazzo”), a second resort similar in size to the Casino Resort, which will be situated on a 15-acre site situated adjacent to the Casino Resort and the Expo Center and across Sands Boulevard from the Wynn Resort. The Palazzo is expected to consist of an all-suites, 50-floor luxury hotel tower with approximately 3,025 rooms, a gaming facility of approximately 105,000 square feet, an enclosed shopping, dining and entertainment complex of approximately 375,000 square feet and additional meeting and conference space of approximately 450,000 square feet. As part of the Mall Sale (See Note 14—“Mall Sale”), the Company entered into an agreement to construct and sell the multi-level retail space of the Palazzo (the “Phase II Mall”) for approximately $250.0 million subject to an upward adjustment based on operating income performance upon completion of construction of the Palazzo (the “Phase II Mall Sale”). The Company entered into a new $1.01 billion senior secured credit facility (the “Senior Secured Credit Facility”), consisting of a revolving facility and term loan facilities, and a new $250.0 million Phase II Mall construction loan, the proceeds of which, along with existing cash and future operating cash flows, will be used, among other things, to fund the design, development, construction, and pre-opening costs of the Palazzo and the Phase II Mall. The Palazzo and the Phase II Mall are expected to be completed in 2007. The Senior Secured Credit Facility was amended in February 2005 (See Note 15—“Subsequent Events”).

Macau Properties

The Company intends to develop a “Las Vegas-style” collection of properties in Macau. On May 18, 2004, the Company opened a portion of the Macao Casino. The remaining portion of the Macao Casino excluding the Pearl casino, opened in late August 2004. The Macao Casino consists of approximately 152,000 gross square feet of gaming facilities, including approximately 348 table games and 860 slot machines or other similar electronic devices, as well as numerous restaurants and private VIP gaming room facilities.

In addition, the Company has begun design, planning, and construction work for the Venetian Macao Casino Resort, a 3,000-suite hotel, casino and convention center complex, with a Venetian-style theme similar to that of the Casino Resort to be located in the area of Macau known as Cotai (the “Venetian Macao Casino Resort”).

Interface Holding

LVSC’s principal stockholder (the “Principal Stockholder”) was also the sole stockholder of Interface Group Holding Company, Inc. (“Interface”). On July 29, 2004, the Company acquired all of the capital stock of Interface from the Principal Stockholder in exchange for the issuance to the Principal Stockholder of 58,625,638

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 1—Organization and Business of Company (Continued)

additional shares of common stock of LVSC. Interface indirectly owns the Sands Expo Center and holds a $255.2 million Redeemable Preferred Interest in Venetian Casino Resort, LLC, which has been eliminated in these consolidated financial statements. (See Note 8—“Acquisition of Interface and Redeemable Preferred Interest in Venetian Casino Resort, LLC”). The acquisition of Interface by the Company has been accounted for as a reorganization of entities under common control, in a manner similar to pooling-of-interests.

The Company is involved in significant litigation relating to the cost of construction of the Casino Resort. See “Note 12—Commitments and Contingencies”.

The consolidated financial statements include the accounts of LVSC and its subsidiaries (the “Subsidiaries”), including Las Vegas Sands, Inc. (“LVSI” or “Las Vegas Sands Opco”), Venetian Casino Resort, LLC (“Venetian”), Interface Group-Nevada, Inc. (“Interface”), Interface Group Holding Company, Inc., Interface Group-Nevada Parent, Inc., Interface Employee Leasing, LLC (“IEL”), Mall Intermediate Holding Company, LLC (“Mall Intermediate”), Grand Canal Shops Mall Subsidiary, LLC (the “New Mall Subsidiary”), Grand Canal Shops Mall MM Subsidiary, Inc., Venetian Hotel Operations, LLC (“Mall Construction”), Las Vegas Sands (Wolverhampton) Limited, Las Vegas Sands (Stoke City) Limited, Las Vegas Sands (Sunderland City) Limited, Las Vegas Sands (Ibrox) Limited, Las Vegas Sands, (Sheffield) Limited, Las Vegas Sands (Murrayfield) Limited, Las Vegas Sands (Reading) Limited, Las Vegas Sands (UK) Limited, Lido Intermediate Holding Company, LLC (“Lido Intermediate”), Lido Casino Resort Holding Company, LLC, Lido Casino Resort, LLC (the “Phase II Subsidiary”), Lido Casino Resort MM, Inc., Sands Pennsylvania, Inc., Phase II Mall Holding, LLC, Phase II Mall Subsidiary, LLC, Venetian Transport, LLC (“Venetian Transport”), Venetian Venture Development, LLC (“Venetian Venture”), Venetian Venture Development Intermediate Limited, Venetian Venture Development Intermediate I, Venetian Venture Development Intermediate II, Venetian Global Holdings Limited, Venetian Macau Finance Company, VI Limited, Venetian Macau Limited (“Venetian Macau”), Venetian Cotai Limited, Venetian Marketing, Inc. (“Venetian Marketing”), Venetian Far East Limited, Venetian Operating Company, LLC (“Venetian Operating”), Venetian Resort Development Limited, and Yona Venetian, LLC (“Yona”) (collectively, and including all other direct and indirect subsidiaries of LVSC, the “Company”). Each of LVSC and the Subsidiaries is a separate legal entity and the assets of each such entity are intended to be available only to the creditors of such entity, except to the extent of guarantees on indebtedness. See “Note 7—Long-Term Debt”.

Various Subsidiaries are guarantors or co-obligors of certain indebtedness related to the Casino Resort. See “Note 7—Long-Term Debt.”

Note 2—Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany balances and transactions have been eliminated.

Significant Accounting Policies and Estimates

The preparation of the consolidated financial statements in accordance with generally accepted accounting principles requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on going basis, management evaluates those estimates, including those related to asset impairment, accruals for slot marketing points, self-insurance, compensation and related benefits, revenue recognition, allowance for doubtful

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

accounts, contingencies, and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturities not in excess of 90 days.

Inventory

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out and specific identification methods. Inventories consist primarily of food, beverage and retail products.

Accounts Receivable

Accounts receivable are principally comprised of casino and hotel receivables, which do not bear interest and are recorded at cost. The allowance for doubtful accounts represents the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on specific customer information, historical write-off experience and current industry and economic data. Account balances are charged off against the allowance when the Company feels it is probable the receivable will not be recovered.

Deferred Revenue

Deferred revenue for future services for convention facility rental are recorded to the extent that the installments have been paid or billed pursuant to contractual terms. Revenue is recorded in income when the related services are performed or the event is held.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets, which do not exceed the lease term for leasehold improvements, as follows:

Building and improvements	15 to 40 years
Furniture, fixtures and equipment	3 to 15 years
Leasehold improvements	5 to 10 years

Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains or losses on disposition of property and equipment are included in the statements of operations.

Management reviews for possible impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets exceeds their fair value. Impairment losses are recognized when estimated future undiscounted cash flows expected to result from the use of the assets and their eventual disposition are less than their carrying amounts.

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

Capitalized Interest

Interest costs associated with major construction projects are capitalized. When no debt is incurred specifically for construction projects, interest is capitalized on amounts expended using the weighted-average cost of the Company’s outstanding borrowings. Capitalization of interest ceases when the project is substantially complete.

Corporate Expense

Corporate expense represents unallocated payroll, aircraft costs, professional fees and various other expenses not directly related to the Company’s casino resort operations.

Pre-opening and Developmental Costs

Pre-opening costs representing primarily direct personnel and other costs incurred prior to the opening of new ventures are expensed as incurred. Developmental costs include the costs associated with the Company’s evaluation and pursuit of new business opportunities, which are expensed as incurred until development of a specific project has become probable.

Debt Discount and Deferred Offering Costs

Debt discount and deferred offering costs are amortized based on the terms of the related debt instruments using the effective interest method.

Earnings (Loss) Per Share and Stock-Based Employee Compensation

As further described in Note 9, in the first quarter of 2002, the Company completed a stock split whereby the number of common shares outstanding was increased to 266,032,755 from 246,080,299. All earnings per share calculations have been adjusted to retroactively give effect to the increase in shares outstanding to 266,032,755, the July 29, 2004 issuance of 58,625,638 shares of common stock in connection with the acquisition of Interface (See Note 8—“Acquisition of Interface and Redeemable Preferred Interest in Venetian Casino Resort, LLC”), the issuance of 27,380,953 shares in connection with the initial public offering (See Note 1—“Organization and Business of Company”) and the exercise of 2,121,345 stock options during 2004. (See Note 9—“Stock-Based Employee Compensation”).

Basic and diluted income (loss) per share is calculated based upon the weighted average number of shares outstanding. The dilutive impact of the 532,065 and 3,170,105 unexercised options to purchase shares of the Company’s common stock has been included in the computation of diluted earnings per share using the treasury stock method for the twelve months ended December 31, 2003 and 2004, respectively, but the impact of 1,463,181 unexercised options has been excluded from the computation of earnings per share for the twelve months ended December 31, 2002 as their impact would have been antidilutive.

	For the Year Ended December 31,
	2002	2003	2004
Weighted-average common shares outstanding (used in the calculation of basic earnings per share)	324,658,394	324,658,394	326,486,740
Potential dilution from stock options	—	532,065	362,171

Weighted-average common and common equivalent shares (used in the calculations of diluted earnings per share)	324,658,394	325,190,459	326,848,911

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

The Company has elected to follow Accounting Principles Board Opinion No. 25 entitled “Accounting for Stock Issued to Employees” and accounts for its stock-based compensation to employees using the intrinsic value method. Under this method, compensation expense is the difference between the fair value of the Company’s common stock and the stock option’s exercise price at the measurement date. Under APB 25, if the exercise price of the stock options is equal to or greater than the fair value of the underlying stock on the date of grant, no compensation expense is recognized. The Company’s stock-based employee compensation plan is more fully discussed in Note 9.

During July 2004, fully vested options to purchase 3,052,460 shares of the Company’s common stock were granted to employees of the Company by the board of directors under the Company’s stock option plan at an exercise price of $5.64 per share. The fair value of the common stock at the dates of grant for the stock options granted during July 2004 was originally estimated by management based principally upon a May 31, 2004 valuation of the fair value of the common stock of the Company by an unaffiliated valuation specialist. The Company did not deem it necessary to obtain an additional third party valuation at the time of the option grants in July because it had already received an independent valuation as of a date (May 31) very close in time to the option grant dates. However, in retrospective review and given the proximity of the July 2004 grant dates to the proposed initial public offering date, the Company believed at the time the Company prepared its third quarter financial statements that the fair value of its common stock of $21.77 per share, based upon the mid-point of a preliminary estimated range for the proposed valuation in connection with our initial public offering, was the best estimate of the fair value of the common stock underlying the options at their date of grant. As a result, the intrinsic value of the fully vested options granted during the year ended December 31, 2004 of $49.2 million ($16.13 per share) was recorded as compensation expense and is included in corporate expense in the accompanying statement of operations. The principal factors used to determine the mid-point of the preliminary estimated range of the shares to be sold in the Company’s initial public offering were (i) the projections of the Company’s three operating properties, the Casino Resort, the Macao Casino and the Sands Expo Center, and two future projects, the Venetian Macao Casino Resort and the Palazzo, (ii) the trading multiples of gaming, hospitality and other leisure industry companies and (iii) discount rates appropriate for comparable projects. The Company recorded no compensation expense during the corresponding 2003 and 2002 periods.

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

Had the Company accounted for the plan under the fair value method allowed by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), the Company’s net income and earnings per share would have been reduced to the following pro forma amounts (dollars in thousands, except per share data):

	For Year Ended December 31,
	2002	2003	2004
Net income (loss), as reported	$(11,844)	$66,634	$495,183
Add: Stock-based compensation expense using intrinsic value method	—	—	49,230
Deduct: Total stock-based employee compensation expense determined under the minimum value method	(55)	(3)	(57,310)
Deduct: Total stock-based employee compensation expense determined under Black-Scholes option-pricing model	—	—	(222)
Add: Forfeitures of options to purchase common stock	—	1	—

Pro forma net income (loss)	$(11,899)	$66,632	$486,881

Basic earnings per share, as reported	$(.04)	$.21	$1.52

Basic earnings per share, pro forma	$(.04)	$.21	$1.49

Diluted earnings per share, as reported	$(.04)	$.20	$1.52

Diluted earnings per share, pro forma	$(.04)	$.20	$1.49

The estimated fair value of the 2,185,783 options granted under the 2004 plan during 2004 was $12.78 per share and was computed using the Black Scholes option-pricing model with the following weighted average assumptions: risk free interest rate of 3.66%; no expected dividend yields; expected volatility of 40%; and expected lives of 6 years. The estimated fair value of the 3,052,460 options granted under the 1997 plan during 2004 was $21.44 per share and was computed under the minimum value method with the following weighted average assumptions: risk free interest rate of 3.84%; no expected dividend yields; expected lives of  1/2 year. The estimated fair value of options granted during 2003 and 2002 was $1 per share and was computed using the minimum value method with the following weighted average assumptions: risk free interest rate of 3.84%; no-expected dividend yields; and expected life of 2 1/2 years.

Casino Revenue and Promotional Allowances

Casino revenue is the aggregate of gaming wins and losses. Cash discounts and other cash incentives related to gaming play are recorded as a reduction of gross casino revenues. In accordance with industry practice, the retail value of accommodations, food and beverage, and other services furnished to hotel/casino guests without charge is included in gross revenue and then deducted as promotional allowances. The estimated departmental cost of providing such promotional allowances is included primarily in casino operating expenses as follows (in thousands):

Cost

	For Year Ended December 31,
	2002	2003	2004
Food and beverage	$8,171	$8,362	$12,715
Rooms	5,614	8,545	9,292
Other	1,157	1,067	2,413

	$14,942	$17,974	$24,420

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

The estimated retail value of such promotional allowances is included in operating revenues as follows (in thousands):

Revenue

	For Year Ended December 31,
	2002	2003	2004
Food and beverage	$12,858	$13,712	$22,042
Rooms	20,007	29,819	36,994
Other	1,343	1,325	2,478

	$34,208	$44,856	$61,514

Rental and Convention Revenues

Minimum rental revenues are recognized on a straight-line basis over the terms of the related lease. Percentage rents are recognized in the period in which the tenants exceed their respective percentage rent thresholds. Charges to tenants for real estate taxes, insurance and other retail operating expenses are recognized as revenues in the period billed which approximates the period in which the applicable costs are incurred. Convention revenues are recognized when the related service is rendered or the event is held.

Hotel and Food and Beverage Revenues

Hotel revenue recognition criteria are generally met at the time of occupancy. Food and beverage revenue recognition criteria are generally met at the time of service. Deposits for future hotel occupancy or food and beverage services contracts are recorded as deferred income until revenue recognition criteria are met. Cancellation fees for hotel and food and beverage services are recognized upon cancellation by the customer as defined by a written contract entered into with the customer.

Slot Club Promotion and Progressive Jackpot Payouts

The Company has established a promotional club to encourage repeat business from frequent and active slot machine customers and table games patrons. Members earn points based on gaming activity and such points can be redeemed for cash. The Company accrues for club points as a reduction to revenue based upon the estimates for expected redemptions. The Company maintains a number of progressive slot machines and table games. As wagers are made on the respective progressive games, the amount available to win (to be paid out when the appropriate jackpots are hit) increases. The Company has recorded the progressive jackpots as a liability with a corresponding charge against casino revenue.

Income Taxes

Prior to its merger into a wholly owned subsidiary of LVSC (the “Merger”) in December 2004, LVSI had elected to be taxed as an S Corporation and its wholly owned subsidiaries were either limited liability companies or S Corporations, each of which was a pass-through entity for federal income tax purposes. Nevada does not levy a corporate income tax and the Company has an income tax holiday in Macau through 2008. Accordingly, no provision for federal, state, or foreign income taxes is included in the statements of operations for the years ended December 31, 2003 and 2002 or for the period from January 1, 2004 through the Merger in December

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

2004. LVSI’s debt instruments provided for dividends to be paid to stockholders to pay income taxes associated with taxable income of the Company attributable to each stockholder during the period LVSI was taxed as an S Corporation. During 2003 and 2004, LVSI declared and accrued $4.2 million and $129.0 million of tax dividends, respectively. No tax dividends were declared during 2002.

As a result of the Merger and the completion of LVSC’s initial public offering on December 17, 2004, the Company is now subject to federal and state income taxes. For information purposes, the consolidated statements of operations also include pro forma amounts for the income taxes that would have been recorded if the Company had historically been a C corporation.

The Company adopted Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”) effective with the date of the Merger. Under SFAS 109, deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using enacted tax rates. SFAS 109 requires the recognition of deferred tax assets, net of any applicable valuation allowances, related to net operating loss carryforwards, tax credits and other temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied.

The Company’s income tax returns are subject to examination by the Internal Revenue Service (“IRS”) and other tax authorities. While positions taken in tax returns are sometimes subject to uncertainty in the tax laws, we do not take such positions unless we have “substantial authority” to do so under the Internal Revenue Code and applicable regulations. We may take positions on our tax returns based on substantial authority that are not ultimately accepted by the IRS. The IRS is currently examining federal income tax returns for the years ended December 31, 1998, 1999, and 2000. The Company believes that any liability arising from the examinations will not have a material impact on its financial position and results of operations.

The Company assesses such potential unfavorable outcomes based on the criteria of Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (“SFAS 5”). We establish a tax reserve if an unfavorable outcome is probable and the amount of the unfavorable outcome can be reasonably estimated. We assess the potential outcomes of tax uncertainties on a quarterly basis. In determining whether the probable criterion of SFAS 5 is met, we presume that the taxing authority will focus on the exposure and we assess the probable outcome of a particular issue based upon the relevant legal and technical merits. We also apply our judgment regarding the potential actions by the tax authorities and resolution through the settlement process. When appropriate, we maintain required tax reserves until such time as the underlying issue is resolved. When actual results differ from reserve estimates, we adjust the income tax provision and our tax reserves in the period resolved.

Tax Indemnification

In connection with the conversion of Las Vegas Sands Opco from a subchapter S corporation to a taxable “C” corporation for income tax purposes, Las Vegas Sands Opco entered into an indemnification agreement pursuant to which it agreed to:

•

make a payment to all of our stockholders who were stockholders of Las Vegas Sands Opco prior to the conversion in an amount based on the estimated taxable income of Las Vegas Sands Opco for fiscal 2004 at the highest aggregate effective marginal rate of federal, state and local income tax (or, if applicable, alternative minimum tax) to which any stockholder of Las Vegas Sands Opco immediately

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

prior to the conversion would be subject (but no such payment was required to be made to a stockholder to the extent that Las Vegas Sands Opco has made prior distributions to such stockholder with respect to the estimated taxable income of Las Vegas Sands Opco for fiscal 2004);

•	indemnify those of our stockholders who were stockholders of Las Vegas Sands Opco immediately prior to the conversion against certain tax liabilities incurred by these stockholders as a result of adjustments (pursuant to a determination by, or a settlement with, a taxing authority or court, or pursuant to the filing of an amended tax return) to the taxable income of Las Vegas Sands Opco with respect to taxable periods during which Las Vegas Sands Opco was a subchapter S corporation for income tax purposes; and

•	indemnify the Principal Stockholder against certain tax liabilities incurred by the Principal Stockholder as a result of adjustments (pursuant to a determination by, or a settlement with, a taxing authority or court, or pursuant to the filing of an amended tax return) to the taxable income of Interface Holdings with respect to taxable periods during which Interface Holdings was a subchapter S corporation for income tax purposes.

Advertising Costs

Costs for advertising are expensed as incurred, except costs for direct-response advertising, which are capitalized and amortized over the period of the related program. Direct-response advertising consists primarily of mailing costs associated with the direct-mail programs. Capitalized advertising costs, included in prepaid expense, were immaterial at December 31, 2003 and 2004. Advertising costs that were expensed were $3.7 million, $2.8 million, and $2.3 million in 2002, 2003, and 2004, respectively.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of short-term investments and casino receivables. The short-term investments (including restricted cash equivalents) are placed with high credit quality financial institutions, and are primarily in money market funds and US Treasury Securities. The concentration of credit risk associated with casino receivables principally relates to receivables from customers from foreign countries. The Company mitigates this risk by issuing credit to customers after they have been reviewed for creditworthiness. Management believes that there are no concentrations of credit risk for which an allowance has not been established.

Accounting for Derivative Instruments and Hedging Activities

Generally accepted accounting principles require that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If specific conditions are met, a derivative may be specifically designated as a hedge of specific financial exposures. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and, if used in hedging activities, it depends on its effectiveness as a hedge.

The Company has a policy aimed at managing interest rate risk associated with its current and anticipated future borrowings. This policy enables the Company to use any combination of interest rate swaps, futures, options, caps and similar instruments. To the extent the Company employs such financial instruments pursuant to this policy, and the instruments qualify for hedge accounting, they are accounted for as hedging instruments. In order to qualify for hedge accounting, the underlying hedged item must expose the Company to risks associated

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

with market fluctuations and the financial instrument used must be designated as a hedge and must reduce the Company’s exposure to market fluctuation throughout the hedge period. If these criteria are not met, a change in the market value of the financial instrument is recognized as a gain or loss in results of operations in the period of change. Otherwise, gains and losses are recognized in comprehensive income or loss except to the extent that the financial instrument is disposed of prior to maturity. Net interest paid or received pursuant to the financial instrument is included as interest expense in the period.

Losses on Retirement of Indebtedness

In April 2002, the Financial Accounting Standards Board issued Statement No. 145 (“SFAS 145”) “Rescission of FASB Statements Nos. 4, 44 and 64 and Amendment of FASB Statement No. 13.” SFAS 145 addresses the presentation for losses on early retirements of debt in the statement of operations. During 2002, the Company adopted SFAS 145 and has not presented losses on early retirements of debt as an extraordinary item. Additionally, during 2002 prior period extraordinary losses were reclassified to conform to this new presentation. Adoption of SFAS 145 had no impact on the Company’s financial condition or cash flows.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which supersedes FASB Opinion No. 25, “Accounting for Stock Issued to Employees”. This statement requires compensation costs related to share based payment transactions to be recognized in financial statements. The provisions of this statement are effective as of the first interim or annual reporting period that begins after June 15, 2005. This statement requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). This cost will be recognized over the period during which an employee is required to provide service in exchange for the award. This statement also addresses the accounting for the tax effects of share-based compensation awards. This statement will apply to us as of July 1, 2005. We currently expect to adopt this standard on that date using a Black-Scholes model. Under the Black-Scholes model, we expect to expense the cost of share-based compensation awards issued after July 1, 2005. Additionally, we expect to recognize compensation cost for the portion of awards outstanding on July 1, 2005 for which the requisite service has not been rendered as the requisite service is rendered on or after July 1, 2005. We are currently evaluating the provisions of SFAS 123R to determine its impact on our future financial statements.

Note 3—Restricted Cash and Cash Equivalents

The Senior Secured Credit Facility entered into on August 20, 2004 provided for a $665.0 million single draw senior secured term loan facility (the “Term B Facility”). Term B Facility proceeds of $354.5 million were deposited into restricted accounts invested in cash or permitted investments and pledged to a disbursement agent for the Senior Secured Credit Facility lenders. The $354.5 million will be used as required for Phase II project costs under disbursement terms specified in the Senior Secured Credit Facility. The disbursement account was subject to a security interest in favor of the lenders under the Senior Secured Credit Facility. As of December 31, 2004, the Phase II disbursement account balance was $356.9 million.

The Venetian Macau Senior Secured Notes issued on August 21, 2003 provided for a $120.0 million single draw. The Venetian Macau Senior Secured Notes proceeds of $117.1 million (net of financing fees and costs) were deposited into restricted accounts invested in cash or permitted investments and pledged to the holders of the Venetian Macau Senior Secured Notes. Restricted cash and cash equivalents at December 31, 2003 included

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3—Restricted Cash and Cash Equivalents (Continued)

$117.1 million which was expended during 2004 in connection with the completion of the Macao Casino projects.

Restricted cash and cash equivalent includes advance customer deposits for convention facility rentals that have been paid pursuant to contractual terms. As of December 31, 2003 and 2004, restricted cash and cash equivalents included advance customer deposits of $19.3 million and $19.3 million, respectively.

Additionally, the Company had certain other restricted cash balances of $5.4 million and $1.2 million as of December 31, 2003 and 2004, respectively.

Note 4—Accounts Receivable

Components of accounts receivable were as follows (thousands):

	December 31,
	2003	2004
Casino	$55,096	$63,658
Hotel	24,398	18,095
Other	4,856	9,311

	84,350	91,064
Less: allowance for doubtful accounts and discounts	(30,153)	(34,482)

	$54,197	$56,582

The Company extends credit to approved casino customers following background checks and investigations of creditworthiness. At December 31, 2004, a substantial portion of the Company’s casino receivables were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in these countries could affect the collectibility of such receivables.

An estimated allowance for doubtful accounts and discounts is maintained to reduce the Company’s receivables to their estimated net realizable value. Although management believes the allowance is adequate, it is possible that the estimated amount of cash collections with respect to the casino accounts receivable could change.

Note 5—Property and Equipment, Net

Property and equipment includes costs incurred to construct the Casino Resort, which amount is disputed in litigation (“See Note 12—Commitments and Contingencies”), and other new ventures and consist of the following (in thousands):

	At December 31,
	2003	2004
Land and land improvements	$128,850	$170,056
Building and improvements	1,219,284	1,239,291
Equipment, furniture, fixtures and leasehold improvements	198,811	297,287
Construction in progress	167,235	319,640

	1,714,180	2,026,274
Less: accumulated depreciation and amortization	(229,510)	(270,184)

	$1,484,670	$1,756,090

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 5—Property and Equipment, Net (Continued)

Construction in progress consists of the following:

	At December 31,
	2003	2004
Macao Casino	$85,956	$3,549
Venetian Macau Casino Resort	—	51,336
Phase II Resort and Phase II Mall	64,719	205,165
Other (principally ongoing projects at the Casino Resort)	16,560	59,590

	$167,235	$319,640

Capital expenditures during the years ended December 31, 2002, 2003 and 2004 were $136.7 million, $279.9 million, and $465.7 million, and were comprised of the Company’s construction activities on the 1,013-room Venezia Hotel tower, Phase IA addition, the Macao Casino and the Palazzo and Phase II Mall. During the years ended December 31, 2002, 2003 and 2004, the Company capitalized interest expense of $2.6 million, $5.6 million and $4.6 million, respectively.

Note 6—Other Accrued Liabilities

Other accrued liabilities consist of the following (in thousands):

	At December 31,
	2003	2004
Customer deposits	$44,345	$44,095
Payroll and related	30,713	27,080
Taxes and licenses	6,639	33,591
Outstanding gaming chips and tokens	4,888	12,648
Accrued dividends payable	4,198	21,052
Other accruals	20,329	32,052

	$111,112	$170,518

LAS VEGAS SANDS CORP.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7—Long-Term Debt

See also Note 15—“Subsequent Events” to our consolidated financial statements. Long-term debt consists of the following (in thousands):

	At December 31,
	2003	2004
Indebtedness of the Company and its Subsidiaries other than the Mall and Macau Subsidiaries:
11% Mortgage Notes, due June 15, 2010	$850,000	$843,640
Senior Secured Credit Facility—Term B (Prior)	246,250	—
Senior Secured Credit Facility—Term A (Prior)	48,333	—
Senior Secured Credit Facility Term B	—	665,000
FF&E Credit Facility	14,400	12,000
Interface Mortgage Loan	—	99,288
Interface Nevada Loan Payable	127,512	—

Indebtedness of the Grand Canal Shops Mall Subsidiary:
Secured Mall Facility	120,000	—

Indebtedness of the Macau Subsidiaries:
Venetian Macau Senior Secured Notes—Tranche A	75,000	75,000
Venetian Macau Senior Secured Notes—Tranche B	45,000	45,000
Venetian Intermediate Credit Facility	40,000	50,000

	1,566,495	1,789,928
Less: current maturities	(41,379)	(304,864)

Total long-term debt	$1,525,116	$1,485,064

Mortgage Notes

On June 4, 2002, LVSI and Venetian issued $850.0 million in aggregate principal amount of 11.0% mortgage notes due 2010 (the “Mortgage Notes”). The Mortgage Notes bear interest at 11%, payable each June 15th and December 15th. The Mortgage Notes are secured by second priority liens on certain assets of the Company (the personal property and the real estate improvements that comprise the hotel, the casino, and the convention space, with certain exceptions). The Mortgage Notes are redeemable at the option of LVSI and Venetian at prices ranging from 100% to 105.5% commencing on or after June 15, 2006, as set forth in the Mortgage Notes and the indenture pursuant to which the Mortgage Notes were issued (the “Indenture”). Prior to June 15, 2006, LVSI and Venetian may redeem the Mortgage Notes at their principal amount plus an applicable make-whole premium. On or prior to June 15, 2005, the Company may redeem up to 35% of the Mortgage Notes with the net cash proceeds of one or more offerings of equity securities at a redemption price of 111% of the principal amount of the Mortgage Notes, plus accrued and unpaid interest. Upon an event of loss or certain asset sales, the Company may also be required to offer to purchase all or a portion of the Mortgage Notes with the proceeds of such event of loss or sale. The Mortgage Notes are not subject to a sinking fund requirement.

As a result of the consummation of the Mall Sale on May 17, 2004 (as further described in Note 14), LVSI and Venetian were obligated to use the Excess Proceeds (as defined under the Indenture) from the Mall Sale to make an offer to purchase the maximum principal amount of Mortgage Notes that may be purchased out of the Excess Proceeds of the Mall Sale at an offer price in cash equal to 100% of the principal amount of the Mortgage Notes, plus accrued and unpaid interest and liquidated damages, if any, to the closing date of the offer (the “Asset

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 7—Long-Term Debt (Continued)

Sale Offer”). The Asset Sale Offer closed on June 6, 2004, and $6.4 million of Mortgage Notes were tendered and re-purchased by the Company. See “Note 15—Subsequent Events” for the description of the retirement in full of the remaining Mortgage Notes in 2005.

Senior Secured Credit Facility

On August 20, 2004, LVSI and Venetian entered into the Senior Secured Credit Facility with a syndicate of lenders in an aggregate amount of $1.010 billion. The Senior Secured Credit Facility provides for a $665.0 million single draw senior secured term loan facility (the “Term B Facility”); a $105.0 million senior secured delayed draw facility (the “Term B Delayed Draw Facility”) required to be drawn within six months; a $115.0 million senior secured delayed draw facility (the “Term A Delayed Draw Facility”), required to be drawn within eighteen months; and a $125.0 million senior secured revolving facility (the “Revolving Facility”). A portion of the proceeds from the $665.0 million Term B Facility were used to pay the prior senior secured credit facility Term A and Term B Loans in an aggregate amount of $290.0 million and $19.5 million of financing costs. The balance of $354.5 million was deposited into a disbursement account for the construction of the Palazzo, invested in cash or permitted investments and pledged to a disbursement agent for the Senior Secured Credit Facility lenders. These funds will be used as required for Palazzo project costs under a disbursement agreement and related agreements. As of December 31, 2004, $665.0 million of indebtedness was outstanding under the Senior Secured Credit Facility.

The Term B Facility and Term B Delayed Draw Facility mature on June 15, 2011 and when fully drawn are subject to quarterly amortization payments in the amount of $1.9 million from the first full fiscal quarter following substantial completion of the Palazzo until June 30, 2010, followed by four equal quarterly amortization payments of $186.7 million each until the maturity date. The Term A Delayed Draw Facility was undrawn as of December 31, 2004, matures on August 20, 2009, and is subject to quarterly amortization payments commencing on April 15, 2006 in the amount of $2.9 million for the first four quarters, $4.3 million for the succeeding four quarters, $7.2 million for the next four quarters and $19.2 million for the final three quarters. The Revolving Facility matures on August 20, 2009 and has no interim amortization. No amounts had been drawn under the Revolving Facility as of December 31, 2004. However, as described below, LVSI has guaranteed borrowings under a $50.0 million credit facility of its wholly owned subsidiary, Venetian Intermediate, to fund construction and development costs of the Macao Casino. These guarantees are supported by $50.0 million of letters of credit that were issued under the Revolving Facility. In addition, LVSI guaranteed funding of certain cost overruns of the Macao Casino as further described in Note 12. This guaranty is supported by a $10.0 million letter of credit, which was issued under the prior revolving facility during January 2004. As a result of the issuance of these letters of credit, the amount available for working capital loans under the Revolving Facility is $65.0 million as of December 31, 2004.

All amounts outstanding under the Senior Secured Credit Facility prior to substantial completion of the Palazzo bear interest at the option of the Company at the prime rate plus 1.50% per annum, or at the reserve adjusted Eurodollar rate plus 2.50% per annum. Interest is payable on the base rate loans on a quarterly basis and is payable on Eurodollar loans at the end of the applicable interest period. After substantial completion of the Palazzo, the applicable margin for amounts outstanding under the Term A Delayed Draw Facility and the Revolving Facility will be determined by a grid based upon a leverage ratio. The leverage ratio is calculated as the ratio of consolidated total debt as of the last day of each fiscal quarter to EBITDA (as defined in the Senior Secured Credit Facility) for the four-fiscal quarter period ending on such date. Commitment fees equal to 0.75%, 0.75% and 1.50% per annum of the daily average unused portion of the commitment under the Revolving Facility, the Term B Delayed Draw Facility and the Term A Delayed Draw Facility, respectively, are payable

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 7—Long-Term Debt (Continued)

quarterly in arrears. The average interest rate for the Senior Secured Credit Facility was 4.6% during the twelve months ended December 31, 2004.

The Senior Secured Credit Facility is secured by a first priority lien on substantially the same assets of the Company as those securing the Mortgage Notes (namely, the personal property, and the real estate and improvements that comprise the hotel, the casino, and the convention space, with certain exceptions). The Senior Secured Credit Facility contains affirmative, negative and financial covenants, including limitations on indebtedness, liens, investments, guarantees, restricted junior payments, mergers and acquisitions, sales of assets, leases, transactions with affiliates and scope-changes and modifications to material contracts. Additionally, the Company is required to comply with certain financial ratios and other financial covenants including total debt to EBITDA ratios, EBITDA to interest coverage ratios, minimum net worth covenants and maximum capital expenditure limitations. At December 31, 2004, the Company was in compliance with all required covenants and ratios under the Senior Secured Credit Facility.

The Company is required to maintain an interest rate cap agreement to limit the impact of increases in interest rates on its floating rate debt derived from the Senior Secured Credit Facility. If the fixed portion of the Company’s outstanding indebtedness falls below 50%, then the Company is obligated to fix a portion of its floating rate debt to meet the 50% requirement.

FF&E Financing

In September 2003, the Company and a lender entered into a credit facility (the “FF&E Credit Facility”) to provide $15.0 million of financing for the Phase IA Addition. The proceeds from the FF&E Credit Facility were used to finance certain furniture, fixtures, and equipment (the “Specified FF&E”) for the Phase IA Addition and the facility is secured by the specified FF&E. The FF&E Credit Facility provides for a 60-month basic term loan. Interest on the term loan is three month LIBOR plus 3.00% and is payable quarterly. The FF&E Credit Facility is subject to nineteen quarterly amortization payments of $600,000 beginning January 1, 2004, and one final payment of $3,600,000 on October 1, 2008. The average interest rate for the FF&E Credit Facility was 4.5% during the year ended December 31, 2004.

Interface Mortgage Loan

On July 30, 2004, Interface entered into a mortgage loan (the “Interface Mortgage Loan”) pursuant to which it borrowed $100.0 million. The proceeds from the loan and cash from a $27.0 million equity contribution from LVSI were used to repay in full the amounts outstanding under its prior mortgage loan and to pay for related fees and expenses. Interface’s obligations under the loan are secured by a first priority mortgage on the Sands Expo Center and by certain other related collateral. Interface must repay in full all amounts outstanding under the Interface Mortgage Loan by August 10, 2006, unless it exercises its renewal options, in which event the loan must be repaid by February 10, 2009. The loan will amortize pursuant to a 20-year mortgage schedule, based on a 9.25% interest rate amortization. If cash flow of Interface (as defined by the loan agreement) is available after the payment of interest and mandatory amortization, tax and insurance reserve amounts, operating expenses, capital expenditures and a reserve for advanced customer deposits, additional principal payments must be made equal to the difference between (i) the principal payments necessary to amortize the loan pursuant to a 15-year schedule, based on a 7.00% interest rate and (ii) the amortization payment required by the aforementioned 9.25% amortization schedule. The loan bears interest at an interest rate equal to LIBOR plus 3.75%. After twelve months, the loan may be prepaid in whole or in part. The average interest rate on the Interface Mortgage Loan was 5.50% during the year ended December 31, 2004.

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 7—Long-Term Debt (Continued)

Venetian Intermediate Credit Facility

On March 27, 2003, Venetian Intermediate entered into a credit agreement (“Venetian Intermediate Credit Agreement”) with a lender to provide $50.0 million of financing for the Macao Casino. Venetian Intermediate owns 90% of the capital stock and 100% of the economic interest in the shares of Venetian Macau, the owner and operator of the Macao Casino. The obligations under the loans to be made under the Venetian Intermediate Credit Agreement are guaranteed by LVSI and Venetian and supported by letters of credit, which have been issued under the Revolving Facility in favor of the Venetian Intermediate Credit Agreement lender. As a result of the issuance of the letters of credit, the amounts available for working capital loans under the Revolving Facility have been reduced on a dollar for dollar basis. The amounts outstanding under the Venetian Intermediate Credit Agreement bear interest at the base rate or the adjusted Eurodollar rate plus 0.5% per annum. Interest is payable on the base rate loans on a quarterly basis and is payable on Eurodollar loans at the end of the applicable interest period, and there is no scheduled principal amortization. The credit facility is due in full on March 27, 2006. As of December 31, 2004, $50.0 million was outstanding under the Venetian Intermediate Credit Agreement and was supported by $50.0 million of letters of credit issued under the Revolving Facility. The average interest rate on the Venetian Intermediate Credit Facility was 1.8% for the year ended December 31, 2004.

Venetian Macao Senior Secured Notes

On August 21, 2003, a wholly owned subsidiary of Venetian Macau, Venetian Macau Finance Company, issued $120.0 million in aggregate principal amount of floating rate senior secured notes due August 2008 (the “Venetian Macau Senior Secured Notes”). The Venetian Macau Senior Secured Notes issued by Venetian Macau Finance Company are guaranteed by Venetian Macau. All assets of Venetian Macau and its subsidiaries secure the Venetian Macau Senior Secured Notes and restrictions have been placed on the payment of dividends to LVSI and its subsidiaries from Venetian Macau and its subsidiaries. As of December 31, 2004, all of the proceeds from the issuance of the Venetian Macau Senior Secured Notes have been utilized for the construction of the Macao Casino. As a result of the restrictions on dividend payments described above, approximately $73.6 million of net assets of Venetian Macau as of December 31, 2004 are not available at the parent level and are considered to be restricted net assets of subsidiaries at such date.

$75.0 million in aggregate principal amount of the Venetian Macau Senior Secured Notes bear interest at the rate of three month LIBOR plus 3.25%, payable quarterly (“Tranche A Notes”), and $45.0 million in aggregate principal amount of the Venetian Macau Senior Secured Notes bear interest at the rate of three month LIBOR plus 4.00%, payable quarterly (“Tranche B Notes”). The Tranche A Notes have a mandatory redemption of $7.5 million on August 21, 2005, $11.2 million on August 21, 2006, $18.8 million on August 21, 2007, and $37.5 million on August 21, 2008. The Tranche B Notes have no interim amortization and are due in full on August 21, 2008. The average interest rate on the Venetian Macau Senior Secured Notes was 5.1% during the year ended December 31, 2004.

Phase II Mall Construction Loan

On September 30, 2004, Phase II Mall Holding, LLC and Phase II Mall Subsidiary, LLC entered into a construction loan agreement with a group of lenders. The agreement provides for delayed draw loans in an aggregate principal amount of $250.0 million. The proceeds will be used to fund the financing, design, development, and construction of the Phase II Mall. The loan is secured by a first-priority security interest in substantially all of the borrowers’ assets, other than capital stock. The loan bears interest, at the borrowers’ option, at either an adjusted Eurodollar rate plus 1.75% or an alternative base rate plus 0.75%. Interest is payable

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 7—Long-Term Debt (Continued)

on the base rate loans on a quarterly basis and is payable on Eurodollar loans at the end of the applicable interest period. The loan is due in full on March 31, 2008 and there is no interim amortization. The Company has agreed to repay the loan from the proceeds of the Phase II Mall sale. See Note 14—“Mall Sale”. There were no amounts outstanding under this facility as of December 31, 2004.

To meet the requirement of the Phase II Mall construction loan, the Company entered into a cap agreement during December 2004 (“the Phase II Mall Cap Agreement”) that resulted in a premium payment to counterparties based upon $125 million principal amount for a term equal to the term of the Phase II Mall Construction Loan. The provisions of the Phase II Mall Cap Agreement entitle the Company to receive from the counterparties the amounts, if any, by which the selected market interest rates exceed the strike rates stated in such agreement. There was no net effect on interest expense as a result of the Phase II Mall Cap Agreement for the twelve months ended December 31, 2004. The notional amount of the Phase II Mall Cap Agreement (which expires on June 1, 2007) at December 31, 2004 was zero.

Scheduled Maturities of Long-Term

Maturities of long-term debt outstanding at December 31, 2004 are summarized as follows (in thousands):

2005	$304,864
2006	67,788
2007	30,684
2008	99,357
2009	88,023
Thereafter	1,199,212

$1,789,928

Estimated fair values of the Company’s debt and related financial instruments are as follows (in thousands):

	2003		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
11% Mortgage Notes	$850,000	$986,000	$843,640	$961,750
Senior Secured Credit Facility—Term A	48,333	48,333	665,000	665,000
Senior Secured Credit Facility—Term B	246,250	246,250	—	—
Secured Mall Facility	120,000	120,000	—	—
FF&E Credit Facility	14,400	14,400	12,000	12,000
Venetian Macau Senior Secured Notes	120,000	120,000	120,000	120,000
Venetian Intermediate Credit Facility	40,000	40,000	50,000	50,000
Interface Mortgage Loan	127,512	127,512	99,288	99,288
Cap Agreement	(1)	(1)	87	87

The fair values of the Mortgage Notes are based on quoted market prices. The fair values of other indebtedness and the FF&E Credit Facility approximate their respective carrying amounts based on the variable nature of these facilities. The fair value of the Cap Agreement is based upon quotes from brokers.

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 8—Acquisition of Interface and Redeemable Preferred Interest in Venetian Casino Resort, LLC

On July 29, 2004, LVSI acquired all of the capital stock of Interface from the Principal Stockholder in exchange for the issuance to the Principal Stockholder of 220,370 additional shares of LVSI’s common stock (which converted to 58,625,638 shares of LVSC in the Merger). Interface indirectly owns the Sands Expo Center and holds the $255.2 million Redeemable Preferred Interest in Venetian Casino Resort, LLC. The acquisition of Interface by LVSI has been accounted for as a reorganization of entities under common control, in a manner similar to pooling-of-interests.

During 1997, Interface contributed $77.1 million in cash to Venetian in exchange for a Series A preferred interest (the “Series A Preferred Interest”) in Venetian. By its terms, the Series A Preferred Interest was convertible at any time into a Series B preferred interest in Venetian (the “Series B Preferred Interest” or the “Redeemable Preferred Interest”). In August 1998, the Series A Preferred Interest was converted into the Series B Preferred Interest. The rights of the Series B Preferred Interest include the accrual of a preferred return of 12% from the date of contribution in respect of the Series A Preferred Interest. Until the indebtedness under the Senior Secured Credit Facility is repaid and cash payments are permitted under the restricted payment covenants of the Indenture relating to the Mortgage Notes, the preferred return on the Series B Preferred Interest will accrue but will not be paid in cash. Commencing on June 30, 2011, distributions must be made to the extent of the positive capital account of the holder. During the second and third quarters of 1999, Interface contributed $37.3 million and $7.1 million, respectively, in cash in exchange for an additional Series B Preferred Interest. During the years ended December 31, 2002, 2003 and 2004, $23.3 million, $26.2 million and $16.8 million, respectively, were accrued on the Series B Preferred Interest related to the contributions made. There were no distributions of preferred interest or preferred return paid during 2004, 2003, or 2002. Due to the acquisition of Interface by the Company, the preferred interest and preferred return have been eliminated in the consolidated financial statements. The Series B Preferred Interest was retired during the first quarter of 2005 (See “Note 15—Subsequent Events”).

The following information presents certain income statement data of the separate companies for the periods preceding the merger (in thousands):

	For the Year Ended December 31,		For the Period Ended July 29,
	2002	2003	2004
Net revenues
Las Vegas Sands Corp.	$571,677	$641,469	$580,718
Interface	55,640	54,502	38,341
Less eliminations	(3,981)	(4,217)	(1,819)

	$623,336	$691,754	$617,240

Net income (loss)
Las Vegas Sands Corp.	$(38,392)	$37,435	$446,668
Interface	26,548	29,199	23,009

	$(11,844)	$66,634	$469,677

The companies provided certain facilities usage and travel charges to each other and such revenues and expenses have been eliminated in consolidation as noted in the above table. There were no adjustments to conform the accounting policies of the companies and since both companies shared the same fiscal year end there were no adjustments necessary related to changing the fiscal year of Interface.

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 9—Stock-Based Employee Compensation

The Company has two nonqualified stock option plans, which provide for the granting of stock options pursuant to the applicable provisions of the Internal Revenue Code and regulations.

Las Vegas Sands Opco 1997 Fixed Stock Option Plan

The Las Vegas Sands Opco 1997 Fixed Stock Option Plan (the “1997 Plan”) provides for 19,952,457 shares (on a post-split basis) of common stock of Las Vegas Sands Opco to be reserved for issuance to officers and other key employees or consultants of Las Vegas Sands Opco or any Las Vegas Sands Opco Affiliates or Subsidiaries (each as defined in the 1997 Plan) pursuant to options granted under the 1997 Plan.

The 1997 Plan provides that the Principal Stockholder may, at any time, assume the 1997 Plan or certain obligations under the 1997 Plan, in which case the Principal Stockholder will have all the rights, powers, and responsibilities granted Las Vegas Sands Opco or its board of directors under the 1997 Plan with respect to such assumed obligations. The Principal Stockholder assumed Las Vegas Sands Opco’s obligations under the 1997 Plan to sell shares to optionees upon the exercise of their options with respect to options granted prior to July 15, 2004. Las Vegas Sands Opco is responsible for all other obligations under the 1997 Plan. LVSC assumed all of the obligations of Las Vegas Sands Opco and the Principal Stockholder under the 1997 Plan (other than the obligation of the Principal Stockholder to issue 984,321 shares under options granted prior to July 15, 2004), in connection with its initial public offering.

Until the consummation of our initial public offering, the issuance of shares of common stock in connection with the exercise of these options was subject to approval by the Nevada Gaming Authorities. The purpose of the 1997 Plan is to promote the interest of the Company by (1) attracting and retaining exceptional officers and other key employees and consultants to the Company and its affiliates and subsidiaries and (2) enabling such individuals to participate in the long-term growth and financial success of the Company. The board of directors of the Company has the authority to determine the participants to whom options are granted, the number of shares covered by each option or any repurchase or other disposition of shares thereunder, the exercise price therefore, and the conditions and limitations applicable to the exercise of the option. The board of directors of the Company is authorized to make adjustments in the terms and conditions of, and the criteria included in, options, in the case of certain unusual or nonrecurring events, whenever the board of directors of the Company determines that such adjustments are appropriate in order to prevent dilution or enlargement of benefits or potential benefits under the 1997 Plan. In the event of any “acceleration event” (as defined in the 1997 Plan), any outstanding options then held by the participants that are unexercisable or otherwise unvested, will automatically become fully vested and shall be exercisable pursuant to the applicable award agreement.

The board of directors of the Company may amend, alter, suspend, discontinue or terminate the 1997 Plan or any portion thereof at any time, provided that any such action may not be taken without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the 1997 Plan and provided that any such amendment, alteration, suspension, discontinuance or termination that would impair the rights of any holder of an option already granted will not be effective without the holder’s consent.

2004 Awards under the 1997 Plan. On July 30, 2004, fully vested options to purchase 3,052,460 shares of our common stock were granted by the board of directors under the 1997 Plan at an exercise price of $5.64 per share. Each of these options may only be exercised by the delivery of cash or check, or its equivalent. Messrs. Weidner, Stone, Goldstein, and another employee received options to purchase 942,820, 707,115, 471,410, and 931,115, respectively, shares of our common stock. On August 2, 2004, Mr. Weidner exercised all of the options granted to him. Mr. Stone exercised options granted to him to acquire 353,558 shares of our common stock on

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 9—Stock-Based Employee Compensation (Continued)

August 2, 2004 and 353,558 shares of our common stock on November 30, 2004. Mr. Goldstein exercised options granted to him to purchase 235,705 shares of our common stock on August 2, 2004 and 235,705 shares of our common stock on November 30, 2004. Our board of directors agreed not to grant any additional options under the 1997 Plan following our initial public offering.

Las Vegas Sands Corp. 2004 Equity Award Plan

The Company adopted the Las Vegas Sands Corp. 2004 Equity Award Plan (the “2004 Plan”) for grants of its common stock, which were made to participants immediately prior to and following the consummation of its initial public offering. The purpose of the 2004 Plan is to give the Company a competitive edge in attracting, retaining, and motivating employees, directors and consultants and to provide us with a stock plan providing incentives directly related to increases in our stockholder value.

Administration. The Company’s compensation committee administers the 2004 Plan. Except in the case of awards to non-employee directors which are administered by our board of directors, the compensation committee has the authority to determine the terms and conditions of any agreements evidencing any awards granted under the 2004 Plan, and to adopt, alter and repeal rules, guidelines and practices relating to the 2004 Plan. The Company’s compensation committee has full discretion to administer and interpret the 2004 Plan, to adopt such rules, regulations, and procedures, as it deems necessary or advisable and to determine among other things the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility. Any of the Company’s subsidiaries’ or affiliates’ employees, directors, officers or consultants are eligible for awards under the 2004 Plan. The Company’s compensation committee has the sole and complete authority to determine who will be granted an award under the 2004 Plan (except in the case of awards to non-employee directors, which are made by our board of directors).

Number of Shares Authorized. The 2004 Plan provides for an aggregate of 26,344,000 shares of the Company’s common stock to be available for awards. No participant may be granted awards of options and stock appreciation rights with respect to more than 3,000,000 shares of common stock in any one year. No more than 3,000,000 shares of common stock may be granted under the 2004 Plan with respect to performance compensation awards in any one year. If any award is forfeited, or if any option terminates, expires, or lapses without being exercised, shares of our common stock subject to such award will again be available for future grant. If there is any change in our corporate capitalization, the compensation committee in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under the 2004 Plan, the number of shares covered by awards then outstanding under the 2004 Plan, the limitations on awards under the 2004 Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

The 2004 Plan has a term of ten years and no further awards may be granted after the expiration of the term.

Awards Available for Grant. The compensation committee may grant awards of nonqualified stock options, incentive (qualified) stock options, stock appreciation rights, restricted stock awards, restricted stock units, stock bonus awards, performance compensation awards or any combination of the foregoing. As of December 31, 2004, under the 2004 plan, 24,158,217 options are available for grant.

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 9—Stock-Based Employee Compensation (Continued)

Options Awards

There were no options granted prior to January 1, 2002. A summary of the status of the 1997 Plan and 2004 Plan for the years ended December 31, 2002, 2003, and 2004 is presented below:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Outstanding, December 31, 2001	—	$—	—
Granted	14,738,215	1.02	—
Exercised	(13,275,034)	1.02	—
Forfeited	—	—	—

Outstanding, December 31, 2002	1,463,181	1.02	9.6
Granted	665,082	1.02	—
Exercised	(1,330,164)	1.02	—
Forfeited	(266,033)	1.02	—

Outstanding, December 31, 2003	532,066	1.02	0.8
Granted	5,238,243	15.39	10.0
Exercised	(2,600,204)	4.79	10.0
Forfeited	—	—	—

Outstanding, December 31, 2004	3,170,105	$21.67	7.1

The following tables summarize additional information regarding the options, which were granted under the 1997 Plan and 2004 Plan and were outstanding at December 31, 2002, 2003, and 2004.

	2002	2003	2004
Options exercisable at December 31	1,463,181	532,066	984,322
Weighted average exercise price per share of options granted per year	$1.02	$1.02	$5.39

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contract Life (Year)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.02–$5.64	984,322	0.8	$5.39	984,322	$5.39
$29.00	2,185,783	10.0	$29.00	—	—

	3,170,105

Note 10—Employee Savings Plan

Participation in the Venetian Casino Resort, LLC 401(k) employee savings plan is available for all full time employees. The savings plan allows participants to defer, on a pre-tax basis, a portion of their salary and accumulate tax-deferred earnings as a retirement fund. Venetian matches 150% of the first $390 of employee contributions and 50% of employee contributions in excess of $390 up to a maximum of 3% of participating employee’s eligible gross wages. For the year ended December 31, 2002, 2003 and 2004, contributions accrued under the savings plan were $2.1 million, $2.2 million, and $2.7 million, respectively.

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 11—Related Party Transactions

The Principal Stockholder is a partner in four entities that operate restaurants in the Casino Resort. The terms and conditions of the leases granted by the Company for such restaurants are at amounts which management believes would be no less favorable than those negotiated with independent third parties. Valentino Las Vegas LLC and Night Market, LLC paid Venetian $1.1 million, $1.0 million and $.05 million, and Postrio Las Vegas LLC and Carnevale Coffee Bar LLC paid the Mall Subsidiary $1.0 million, $1.1 million and $0.5 million for the years ended December 31, 2002, 2003 and 2004, respectively. The Casino Resort purchased the lease interest and assets of Carnevale Coffee Bar LLC during 2003 for $3.1 million, payable $625,000 during 2003, and $250,000 annually over ten years, beginning in 2004 through September 1, 2013.

During 2003, the Company purchased tower cranes from the Principal Stockholder for $0.8 million and paid the Principal Stockholder $1.2 million of rent for the tower cranes for use during the Phase IA Addition construction period.

As of December 31, 2003, the Company had certain receivables from its Principal Stockholder totaling $1.3 million, for advances Interface had made on his behalf related to his aircraft. As further described in Note 17, certain assets, including this receivable, were distributed to the Principal Stockholder immediately prior to LVSI’s acquisition of Interface in July 2004.

As of December 31, 2004, the Company incurred certain expenses and had certain payables totaling $1.7 million and $0.9 million, respectively to its Principal Stockholder related to the Company’s use of his personal aircraft for business purposes.

In April 2003, the Company made loans totaling approximately $841,000 to certain of its executive officers. The loans bore interest at the greater of 4% per annum and an applicable short-term federal rate. The loans were to mature on the earlier of December 31, 2010, the date any public offering of the Company’s shares commences pursuant to a registration statement and the date on which the borrower disposes of any of his shares of the Company. Such loans were repaid in September 2004.

Note 12—Commitments and Contingencies

Energy Services Agreements

During 1997, Venetian, the Mall Subsidiary, and Interface entered into separate energy service agreements with a heating, ventilation, and air conditioning (“HVAC”) provider (the “HVAC Provider”). Under the terms of the energy services agreement and other separate energy services agreements, HVAC energy and services will be purchased by Venetian, the New Mall Subsidiary, its mall tenants and Interface over initial terms expiring in 2009 with an option to collectively extend the terms of their agreements for two consecutive five-year periods.

Pursuant to the Company’s construction management contract (as more fully defined under “Litigation” below), the HVAC plant was constructed by the Construction Manager on land owned by the Company and leased to the HVAC Provider. The HVAC equipment is owned by the HVAC Provider, which paid all costs (“HVAC Costs”) in connection with the purchase and installation of the HVAC equipment. The total HVAC Costs were $70.0 million.

The charges payable under the separate energy services agreements include a fixed component applied to the HVAC Costs paid by the HVAC Provider, reimbursement of operational and related costs and a management fee.

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 12—Commitments and Contingencies (Continued)

As of December 31, 2004, Venetian and Interface were obligated under the energy services agreements to make future minimum payments as follows (in thousands):

Years Ending December 31,
2005	$6,828
2006	6,828
2007	6,828
2008	6,828
2009	3,414

Total minimum payments	$30,726

Expenses incurred under the energy services agreements were $6.4 million, $8.5 million and $7.4 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Operating Lease Agreements

The Company is party to other operating lease agreements, which are short-term and variable rate in nature. Expenses incurred under these operating lease agreements totaled $1.7 million, $1.7 million and $1.7 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Construction Litigation

The construction of the principal components of the Venetian Casino Resort was undertaken by Lehrer McGovern Bovis, Inc. pursuant to a construction management agreement and certain amendments thereto. The construction management contract established a final guaranteed maximum price of $645.0 million, so that, subject to certain exceptions (including an exception for cost overruns due to “scope changes”), the construction manager was responsible for any costs of the work covered by the construction management contract in excess of $645.0 million. The construction management contract also established a required “substantial completion” date (the date on which the construction of the Venetian Casino Resort was sufficiently complete, including the receipt of necessary permits, licenses and approvals, so that all components of the Venetian Casino Resort could be open to the general public) of April 21, 1999 (subject to extensions on account of “scope changes” and force majeure events), with a per-day liquidated damages penalty for failure to meet such deadline.

The obligations of the construction manager under the construction management contract were guaranteed by Bovis, Inc., the construction manager’s direct parent at the time the construction management contract was entered into. Bovis’ obligations under the Bovis guaranty were guaranteed by The Peninsula and Oriental Steam Navigation Company, or P&O, a British public company and the construction manager’s ultimate parent at the time the construction management contract was entered into.

On July 30, 1999, Venetian Casino Resort, LLC filed a complaint against the construction manager and Bovis in the United States District Court for the District of Nevada. The action alleges breach of contract by the construction manager of its obligations under the construction management contract and a breach of contract by Bovis of its obligations under the Bovis guaranty, including failure to fully pay trade contractors and vendors and failure to meet the April 21, 1999 guaranteed completion date. The Company amended this complaint on November 23, 1999 to add P&O as an additional defendant. In response to Venetian Casino Resort, LLC’s breach of contract claims against the construction manager, Bovis and P&O, the construction manager filed a

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 12—Commitments and Contingencies (Continued)

complaint on August 3, 1999 against Venetian Casino Resort, LLC in the District Court of Clark County, Nevada. The action alleges a breach of contract and quantum meruit claims under the construction management contract and also alleges that Venetian Casino Resort, LLC defrauded the construction manager in connection with the construction of the Venetian Casino Resort. A quantum meruit claim is one, which seeks to abandon the contract and recover for the reasonable value of services. This theory is sometimes pursued by contractors where they could not otherwise recover damages under the express terms and conditions of the contract. The construction manager seeks compensatory damages, attorneys’ fees, costs, and punitive damages. In the lawsuit, the construction manager claims that it is owed approximately $90.0 million from Venetian Casino Resort, LLC and its affiliates. This complaint was subsequently amended by the construction manager, which also filed an additional complaint against us relating to work done and funds advanced with respect to the contemplated development of the Palazzo Casino Resort. Simultaneously, commencing in March 2000, we and the construction manager engaged in arbitration proceedings ordered by the federal court to determine the cost and scheduled impact of any changes in the scope of services of the construction manager under the construction management contract.

In connection with these disputes, as of December 31, 1999 the construction manager and its subcontractors filed mechanics liens against the Venetian Casino Resort for $145.6 million and $182.2 million, respectively. The Company believes that a major reason these lien amounts exceeded the construction manager’s claims of $90.0 million is based upon a duplication of liens through the inclusion of lower-tier claims by subcontractors in the liens of higher-tier contractors, including the lien of the construction manager. We have purchased surety bonds for virtually all of the claims underlying these liens (other than approximately $15.0 million of claims with respect to which the construction manager purchased bonds). As a result, there can be no foreclosure of the Venetian Casino Resort in connection with the claims of the construction manager and its subcontractors. However, we will be required to pay or immediately reimburse the bonding company if and to the extent that the underlying claims are judicially determined to be valid. If such claims are not settled, it is likely to take a significant amount of time for their validity to be judicially determined.

In June 2000, the Company purchased an insurance policy for loss coverage in connection with all litigation relating to the construction of the Venetian Casino Resort. Under the insurance policy, we will insure the first $45.0 million of losses (excluding defense costs) and the insurer will insure defense costs and other covered losses up to next $80.0 million. The insurance policy provides coverage (subject to certain exceptions) for any amounts determined in the construction litigation to be owed to the construction manager or its subcontractors relating to claimed delays, inefficiencies, disruptions, lack of productivity/unauthorized overtime or schedule impact, allegedly caused by us during construction of the Venetian Casino Resort, and lien claims of, or acquired by, the construction manager as well as any defense costs.

On June 3, 2003, an approximate nine-month trial was concluded in the state court action when a jury returned a verdict, which awarded the construction manager approximately $44.0 million in additional costs under the construction management contract and awarded us approximately $2.0 million in damages for defective and incomplete work performed by the construction manager. The verdict also returned a defense verdict in our favor on the construction manager’s fraud claim, and denied the construction manager’s claim for punitive damages. The verdict did not address pre-judgment interest and reimbursement of attorney’s costs, which are being sought from the state court by both parties. Prior to the entry of the verdict, the state court judge dismissed the construction manager’s quantum meruit claim.

The judge in the state court action directed the clerk to file the verdict on December 24, 2003. It is unclear whether the filing of the verdict alone constitutes the entry of judgment under state law because the verdict has

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 12—Commitments and Contingencies (Continued)

special interrogatories, which make the total amount of the judgment unclear. In an abundance of caution, both parties have treated the filing of the verdict as a final judgment and we have filed motions requesting that the state court reconsider the entry of the judgment and stay the verdict until the conclusion of the arbitration proceedings, which proceedings we contend must be considered in determination of any final award between the parties. The request for a stay was denied. We believe that the arbitration proceedings may result in the lowering of the verdict that was awarded to the construction manager in the state court action and may provide a basis to increase the amount that was awarded to us.

By orders dated and filed June 17 and July 19, 2004, the post trial motions were denied in all material respects. We have filed a notice of appeal to the Nevada Supreme Court and several motions for reconsideration to the trial court, which have not yet been ruled upon by the state court judge.

While there are pending subcontractor claims against the construction manager and us and related claims for indemnity by and against the construction manager, we believe that all such claims asserted against us in those actions should be subsumed within the verdict in the state court action and that our liability should be limited to the amount of any final judgment which may be ultimately entered in the state court action. If a judgment for the construction manager is entered on the verdict and such a judgment can be executed upon by the construction manager following the resolution of all appeals, we believe the payment of such a judgment will be applied towards satisfaction of the $45.0 million self-insured retention under the insurance policy. We intend to seek an elimination or reduction of the construction manager’s and its subcontractors’ mechanic’s liens in an amount to be consistent with any final judgment on the verdict.

Notwithstanding the entry of judgment in the state court action, we have continued to pursue certain claims in the arbitration proceedings to determine, among other things, the impact of certain changes, which determination by the arbitrator we believe may provide a basis for reducing the amount awarded to the construction manager in the state court action and raising the amount of the verdict for us or otherwise establishing offsetting claims for us against the construction manager. We also intend to pursue additional affirmative claims in the federal court action and in other proceedings that were not resolved by the verdict in the state court action. Because of the magnitude of the remaining open items in the arbitration proceedings, which we believe must be considered in any ultimate award between the parties; we are not able to determine with any reasonable certainty the value of such claims or the probability of success on such claims at this time. Accordingly, no accrual for a liability has been reflected in the accompanying financial statements for this matter, other than approximately $7.2 million, which we had previously accrued in 1999 for unpaid construction costs and which have not yet been paid pending outcome of the litigation.

Based on the judgment in the state court action and the remaining open items in the arbitration proceedings, we estimate that our range of loss in this matter is from zero (or a gain if all remaining matters are determined in our favor and considering the existing accrual of approximately $7.2 million for unpaid construction costs) to approximately $70.0 million (the original verdict of $42.0 million plus $28.0 million, representing all remaining indemnity claims and arbitration matters) if we were to lose all remaining arbitration matters and related pending actions and appeals that counsel has advised are possible of loss, and that are not already included in the state court action. Such range of loss is before attorneys’ fees, costs and interest, which were awarded by the Court by Orders dated March 18, 2005 and March 21, 2005 in the amount of $19.7 million in prejudgment interest, $9.2 million in costs and $9.6 million in attorneys’ fees. We are appealing these awards as to both entitlement and amount. Substantially all of our attorneys’ fees and costs related to the defense and prosecution of claims arising out of the construction management agreement incurred since June 28, 2000 are being paid by an insurance company under a special insurance policy obtained to mitigate our losses. We incurred approximately $2.2

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 12—Commitments and Contingencies (Continued)

million in attorneys’ fees related to the construction litigation prior to June 28, 2000 that are not covered by insurance.

While the state court’s orders denying our post trial motions could be viewed as increasing the possibility that we will be exposed to loss in this litigation, there are appellate issues that we intend to pursue and ongoing arbitration proceedings that we believe will impact the amount of loss and /or any award to which we may be entitled.

There are two ways the state court judgment may change before it can be executed on by the construction manager. First, most of our credit claims under the contract were ordered to arbitration. We have already obtained interim credit awards of $5.1 million in arbitration related allowance reconciliations and credits for work that was required by the contract and never completed by the construction manager. In addition, we have claims of over $23.0 million, which will be submitted to arbitration within the next 12 months. The largest of these credit claims, in the amount of over $10.0 million, relates to the reconciliation of a contract allowance for credits due from the construction manager for workers’ compensation and general liability insurance provided to the construction manager and trade contractors by us under the owner controlled insurance program. The other credit claims principally relate to defective and incomplete work, which was completed by us after the construction manager stopped performing on the project. If we are successful in proving our remaining credit claims, the arbitration credit awards, in total, could offset up to $28.0 million of the verdict.

It is likely that certain elements of the verdict will be preempted because they are duplicative of items ordered to arbitration by federal court before the state court jury trial began. For example, the jury verdict includes an award of over $8.0 million for trade contractor overtime incurred by the construction manager. The arbitrator has found that the construction manager is entitled to an award of zero dollars for these exact same overtime claims. It is our position that the arbitration awards should be substituted for the portions of the verdict which overlap. In a March 30, 2004 hearing, the state court judge acknowledged that the verdict and the judgment on the verdict will need to be adjusted after the completion of the arbitrations.

Because of the possibility of offsetting credits that may be awarded in arbitration and the elimination of duplicative claims through the substitution of arbitration awards for the verdict, no single amount within the range of any loss can be reasonably determined as an estimated loss. If there is a loss, such loss could be material to our results of operations in the period that the estimate is recorded.

Interface Nevada Litigation

On October 17, 2003, Bear Stearns Funding, Inc. filed a lawsuit against Interface Group-Nevada. The plaintiff is seeking damages against Interface Group-Nevada for alleged breach of contract in the amount of approximately $1.5 million, plus interest and costs. The claim asserts that the amount is due as an agreed-upon fee in connection with Interface Group-Nevada’s prior $141.0 million mortgage loan, which was paid off in July 2004. Interface Group-Nevada has asserted six counter-claims against the plaintiff. The counterclaims against Bear Stearns allege that Bear Stearns’ sale of a subordinated component of the loan to a competitor constituted a breach of the loan agreement and a related agreement, that its transmission of information in connection with that sale constituted a misappropriation of Interface Group-Nevada’s trade secrets, and that it misrepresented to Interface Group-Nevada certain facts regarding the purchaser of the subordinated component. The counterclaims also allege that the Bear Stearns’ demand that Interface Group-Nevada purchase insurance not required by the loan agreement was motivated by Bear Stearns’ exclusion from participating in another financing, and that this action constituted a prima facie tort under New York law, and together with the other actions alleged in the

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 12—Commitments and Contingencies (Continued)

counterclaims, constituted a breach of Bear Stearns’ duty of good faith and fair dealing. The counterclaims seek damages in an amount to be determined at trial but not less than $1.5 million, plus punitive damages of not less than $3.0 million on the fraud and prima facie tort causes of action. Plaintiff filed a motion for summary judgment on the complaint seeking (i) judgment on the complaint in the approximate amount of $1.5 million plus interest, costs and attorneys fees, and (ii) dismissal of the counterclaims other than the two breach of contract counterclaims (the “Motion”). By Opinion and Order dated March 21, 2005, the Motion was denied in part and granted in part. The Court denied the request the judgment on the compliant, granted the request to dismiss the counterclaims alleging misappropriation of trade secrets, prima facie tort, and fraud, and granted the request to dismiss one of the two bases of the counterclaim alleging a breach of the covenant of good faith and fair dealing. Interface Group-Nevada and its legal counsel are currently not able to determine the probability of the outcome of these matters.

Litigation Relating to Macao Casino

On October 15, 2004, Richard Suen and Round Square Company Limited filed an action against LVSC, LVSI, Sheldon Adelson, and William Weidner in the District Court of Clark County, Nevada. The suit asserts a cause of action for breach of an alleged agreement to pay a success fee of $5 million and 2% of the net profit from the Company’s Macau resort operations to the plaintiffs in connection with their alleged assistance in securing a gaming concession in Macau. This suit also alleges fraud and quantum meruit in connection with these allegations. A quantum meruit claim is one, which seeks to abandon the contract and recover for the reasonable value of services. The plaintiffs are seeking unspecified damages, punitive damages and other costs, although the plaintiffs claim that damages could be in excess of $100 million. We intend to defend it vigorously, and have filed a motion to dismiss the fraud and quantum meruit claims (the “Motion to Dismiss”) on behalf of all defendants and a motion for summary judgment on all claims on behalf of LVSC but not Las Vegas Sands Opco (the “Motion for Summary Judgment”). An Order was entered on March 1, 2005, dismissing the Motion to Dismiss without prejudice, dismissing LVSC, as a party without prejudice based on a stipulation to do so between the parties, dismissing the Motion for Summary Judgment as moot, and requiring the filing of an Answer by the remaining defendants within 30 days after service of an amended complaint by Plaintiffs. Plantiffs served the Company with an amended complaint on May 18, 2005. This action is in a preliminary stage and the Company’s legal counsel is currently not able to determine the probability of the outcome of this action.

The Company is involved in other litigation arising in the normal course of business. Management has made certain estimates for potential litigation costs based upon consultation with legal counsel. Actual results could differ from these estimates; however, in the opinion of management, such litigation and claim will not have a material effect on the Company’s financial position, results of operations or cash flows.

Macao Casino Projects

On June 26, 2002, the Macau government granted a concession to operate casinos in Macau through June 26, 2027 to Galaxy Casino Company Limited, a consortium of Macau and Hong Kong-based investors (“Galaxy”) on the condition that Venetian Macau be the management company. During December 2002, Venetian Macau and Galaxy entered into a subconcession agreement which was recognized and approved by the Macau government and allows Venetian Macau to develop and operate casino projects, including the Macao Casino, separately from Galaxy. The Macao Casino opened on May 18, 2004. Additional facilities, including restaurants and entertainment venues and 49 of 52 high-end suites opened during late August 2004.

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 12—Commitments and Contingencies (Continued)

In addition to the Macao Casino, the Company also intends to build the Venetian Macao Casino Resort in Macau, a hotel, casino and convention center complex with a Venetian-style theme similar to the Company’s Las Vegas property.

Under the subconcession agreement, Venetian Macau is obligated to develop and open the Venetian Macao Casino Resort by June 2006 and invest, or cause to be invested, at least 4.4 billion Patacas (approximately $534.6 million at exchange rates in effect on December 31, 2004) in various development projects in Macau by June 2009. The construction and development costs of the Macao Casino will be applied to the fulfillment of this total investment obligation to the Macau government. The Company currently estimates the total cost of constructing, developing, and opening the Macao Casino, including design costs, construction costs, equipment costs, working capital and pre-opening expenses, was approximately $265.0 million, all of which qualifies to meet the investment obligation to the Macau government. Assuming that all of the current estimated construction and development costs of the Macao Casino are applied towards fulfilling the investment obligations under the subconcession agreement, remaining investment obligations under the subconcession agreement will be approximately $269.6 million. It is expected that the construction and development costs of the Venetian Macao Casino Resort will satisfy the remainder of this obligation but the Company will need an extension of the June 2006 construction deadline for the Venetian Macao Casino Resort, which it currently expects to open in the first quarter of 2007. Unless we obtain an extension, we may lose our right to continue to operate the Macao Casino or any other facilities developed under the subconcession. To support this obligation, a Macau bank and a subsidiary of the Company, Lido Casino Resort Holding Company, LLC, have guaranteed 500 million Patacas (approximately $60.8 million at exchange rates in effect on December 31, 2004) of Venetian Macau’s legal and contractual obligations to the Macau government until March 31, 2007. Venetian Macau received consents during June 2004 from the holders of the Venetian Macau Senior Secured Notes to permit the creation of a junior lien on Venetian Macao’s rights over the land upon which the Macao Casino is being constructed in Macau to support the guarantee being issued by the Macau bank under the Venetian Macau subconcession. Venetian Macau’s development and investment obligations under its subconcession agreement may be satisfied by Venetian Macau and/or its affiliates, including the Company.

Venetian Macau, Venetian Intermediate and the Company’s other Macau subsidiaries are not guarantors under the Mortgage Notes or the Senior Secured Credit Facility and, subject to certain limited exceptions, are not restricted subsidiaries under the Indenture for the Mortgage Notes or the Senior Secured Credit Facility. Restrictions have been placed on the payment of dividends to LVSI and its subsidiaries from Venetian Macau and its subsidiaries.

During 2003, Venetian Macau entered into a 25-year land lease agreement with the Macau government for the land on which the Macao Casino was constructed. As of December 31, 2004, Venetian Macau was obligated under its leases to make future payments as follows (in thousands):

2005	$2,830
2006	2,909
2007	2,909
2008	1,533
2009	157
Thereafter	2,762

$13,100

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 12—Commitments and Contingencies (Continued)

Under the subconcession, we are obligated to pay to the Macau government an annual premium with a fixed portion and a variable portion based on the number and type of gaming tables employed and gaming machines operated by us. The fixed portion of the premium is equal to 30 million patacas (approximately $3.6 million at exchange rates in effect on December 31, 2004). The variable portion is equal to 300,000 patacas per gaming table reserved exclusively for certain kinds of games or players, 150,000 patacas per gaming table not so reserved and 1,000 patacas per electrical or mechanical gaming machine, including slot machines (approximately $36,453, $18,227 and $122, respectively, at exchange rates in effect on December 31, 2004), subject to a minimum of 45 million patacas (or $5.5 million at exchange rates in effect on December 31, 2004). The variable portion of our premium is subject to renegotiations in 2005. We also have to pay a special gaming tax of 35% of gross gaming revenues and applicable withholding taxes. We must also contribute 4% of our gross gaming revenue to utilities designated by the Macau government, a portion of which must be used for promotion of tourism in Macau. This percentage will be subject to change in 2010.

Currently, the gaming tax in Macau is calculated as a percentage of gross gaming revenue. However, unlike Nevada, gross gaming revenue does not include deductions for credit losses. As a result, if we extend credit to our customers in Macau and are unable to collect on the related receivables from them, we have to pay taxes on our winnings from these customers even though we were unable to collect on the related receivables from them. If the laws are not changed, our business in Macau may not be able to realize the full benefits of extending credit to our customers. Although there are proposals to revise the gaming tax laws in Macau, there can be no assurance that the laws will be changed.

We have received a concession from the Macau government to use a six-acre parcel of land for the Sands Macao. The land concession will expire in 2028 and is renewable. The land concession requires us to pay a premium which is payable over a number of years. In addition, we are also obligated to pay rent annually for the term of the land concession. The rent amount may be revised every five years by the Macau government. See the note entitled “Commitments and Contingencies—Macau Casino Projects” of our consolidated financial statements for more information on our payment obligation under this concession. We have applied to the Macau government for a land concession for the west side of the Cotai Strip, including the site of the Venetian Macao Casino Resort. The land concession will require us to pay certain premiums and rent.

Other Ventures and Commitments

During 2003, the Company entered into three lease termination and asset purchase agreements with the Grand Canal Shops mall tenants. The first agreement provided for payments by the Company to a tenant of $800,000 during 2003, with 27 additional annual payments of $400,000, thereafter. The second agreement provided for an initial deposit of $5.0 million, which was paid by the Company during May 2003 and 15 subsequent monthly payments totaling $10.0 million beginning January 2004 plus interest at 6% per annum. The third agreement and asset purchase agreement provided for an initial payment of $500,000 during 2003 and subsequent quarterly payments of $62,500 for ten years. In each case, the Company has obtained title to leasehold improvements and other fixed assets, which were originally purchased by the Grand Canal Shops mall tenants, and which have been recorded at estimated fair market value, which approximated the discounted present value of the Company’s obligation to the former tenants.

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 13—Segment Information

The Company reviews the results of operations based on the following distinct segments, which are the Casino Resort on the Las Vegas Strip, the Sands Expo Center in Las Vegas and the Macao Casino in Macau. The Company’s segments are based on geographic locations (Las Vegas and Macau) or on the type of business (casino resort operations or convention operations). The Company’s segment information is as follows for the three years ended December 31, 2002, 2003 and 2004 (in thousands):

	Year Ended December 31,
	2002	2003	2004
Net Revenues
Casino Resort	$569,022	$638,794	$742,155
Macao Casino	—	—	397,210
Sands Expo Center	54,314	52,960	57,691

Total net revenues	$623,336	$691,754	$1,197,056

Adjusted EBITDA(1)
Casino Resort	$206,759	$247,573	$288,714
Macao Casino	—	—	159,065
Sands Expo Center	15,877	13,113	14,476

	222,636	260,686	462,255
Other Operating Costs and Expenses
Corporate expense	(10,114)	(10,176)	(126,356)
Depreciation	(46,662)	(53,859)	(69,432)
Gain on disposition of assets	—	—	385,927
Pre-opening and developmental expenses	(5,925)	(10,525)	(33,926)

Operating income	159,935	186,126	618,468
Other Non-operating Costs and Expenses
Interest expense, net of amounts capitalized	(124,459)	(122,442)	(138,077)
Interest income	3,027	2,125	7,740
Other income (expense)	1,045	825	(131)
Loss on early retirement of debt	(51,392)	—	(6,553)
Benefit for income taxes	—	—	13,736

Net income (loss)	$(11,844)	$66,634	$495,183

(1)	Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization and pre-opening expenses. Adjusted EBITDA is used by management as the primary measure of operating performance of its properties and to compare the operating performance of its properties with those of its competitors.

	Year Ended December 31,
	2002	2003	2004
Capital Expenditures
Casino Resort	$129,095	$203,997	$117,392
Macao Casino	2,426	52,788	197,795
Sands Expo Center	892	737	1,095
Corporate (principally Phase II land and project costs)	4,327	22,426	149,466

Total capital expenditures	$136,740	$279,948	$465,748

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 13—Segment Information (Continued)

	Year Ended December 31,
	2003	2004
Total Assets
Casino Resort	$1,494,163	$2,770,832
Macao Casino	232,174	455,374
Sands Expo Center	85,141	75,511
Corporate (principally Phase II land and project costs)	105,557	299,761

Total consolidated assets	$1,917,035	$3,601,478

Note 14—Mall Sale

Mall Sale and Related Matters

On April 12, 2004, the Company entered into an agreement to sell the Grand Canal Shops mall and lease certain restaurant and other retail assets of the Casino Resort (the “Master Lease”) for approximately $766.0 million (the “Mall Sale”). The Mall Sale closed on May 17, 2004 and the Company realized a gain of $417.6 million in connection with the Mall Sale. In conjunction with the Mall Sale, the Company repaid all of its $120.0 million secured Mall facility and redeemed $6.4 million of the Mortgage Notes pursuant to the Asset Sale Offer. The Master Lease agreement provides for the Casino Resort to lease nineteen spaces currently occupied by various tenants to General Growth Properties (“GGP”) for 89-years with annual rent of one dollar per year and for GGP to assume the various leases. Under GAAP, the Master Lease agreement does not qualify as a sale of the related assets, which were not separately legally demised. Accordingly, $109.2 million of the transaction has been deferred as prepaid operating lease payments to the Casino Resort, which will amortize into income on a straight-line basis over the 89-year lease term. During the year ended December 31, 2004, $0.8 million of this deferred item was amortized by the Company. In addition the Company will: (i) continue to be obligated to fulfill certain lease termination and asset purchase agreements; (ii) lease the C2K Showroom space located within the Grand Canal Shops mall from GGP for a period of 25 years with fixed minimum rent of $3.3 million per year with cost of living adjustments; (iii) operate the Gondola ride under an operating agreement for a period of 25 years for an annual fee of $3.5 million; and (iv) lease certain office space from GGP for a period of 10 years, subject to extension options for a period of up to 65 years, with annual rent of $860,350. The lease payments under clauses (ii) through (iv) above are subject to automatic increases beginning on the sixth lease year. The net present value of the lease payments under clauses (ii) through (iv) is $77.2 million. Under GAAP, a portion of the transaction must be deferred in an amount equal to the present value of the minimum lease payments set forth in the lease back agreements. This deferred gain will be amortized to reduce lease expense on a straight-line basis over the life of the leases. During the year ended December 31, 2004, $2.1 million of this deferred item was amortized by the Company.

Phase II Mall

The Company formed the Phase II Mall Subsidiary on July 1, 2004 to develop and construct the Phase II Mall. In connection with the Mall Sale, the Company entered into an agreement with GGP to construct and sell the Phase II Mall for an amount equal to the greater of (i) $250.0 million; and (ii) the Phase II Mall’s net operating income for months 19 through 30 of its operations (assuming that the rent due from all tenants in month 30 was actually due in each of months 19 through 30) divided by a capitalization rate. The capitalization rate is .06 for every dollar of net operating income up to $38.0 million and .08 for every dollar of net operating income above $38.0 million. On the date the Phase II Mall opens to the public, GGP will be obligated to make an

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 14—Mall Sale (Continued)

initial purchase price payment based on projected net operating income for the first 12 months of operations (but in no event less than $250.0 million). Every six months thereafter until the 24 month anniversary of the opening date, the required purchase price will be adjusted (up or down, but never to less than $250.0 million) based on projected net operating income for the upcoming 12 months. The “final” purchase price adjustment (subject to audit thereafter) will be made on the 30-month anniversary of the Phase II Mall’s opening date based on the formula described in the first two sentences of this paragraph. For all purchase price and purchase price adjustment calculations, “net operating income” will be calculated by using the “accrual” method of accounting and, for purposes of calculating the final purchase price adjustment, by applying the base rent payable by all tenants in the last month of the applicable 12-month period to the entire 12-month period. The Phase II Mall is expected to cost approximately $275.0 million (excluding incentive payments described below). The Phase II Mall will be constructed using the proceeds of the recently entered into $250.0 million Phase II Mall construction loan (See Note 7) and an approximately $25.0 million investment from the Company. Under the Mall Sale agreement, the Company has agreed to substantially complete construction of the Phase II Mall before the earlier of 36 months after the date on which sufficient permits are received to allow the Phase II Mall Subsidiary to begin construction of the Phase II Mall and March 1, 2008. These dates may be extended due to force majeure or certain other delays. In the event that the Company does not substantially complete construction of the Phase II Mall on or before the earlier of these two dates (as such dates may be extended as described in the preceding sentences), the Company must pay liquidated damages of $5,000 per day for the first six months and $10,000 per day for the following six months if substantial completion does not occur by the end of six months after the completion deadline. If substantial completion has not occurred on or before one year after the deadline, the Company will be required to pay total liquidated damages in the amount of $100.0 million. In addition, failure to substantially complete construction of the Phase II Mall before the agreed-upon deadline would constitute an event of default under the Senior Secured Credit Facility and the Company’s disbursement agreement.

In the event that the Company complies with all of its obligations under the aforementioned agreement with GGP concerning the Phase II Mall, and GGP fails to acquire the membership interests in the entity owning the Phase II Mall, the Company will be entitled to:

•	sue GGP for specific performance;

•	liquidated damages in the amount of $100.0 million; or

•	purchase the interest of GGP in the Grand Canal Shops mall for (a) the lesser of (i) $766.0 million and (ii) the fair market value minus (b) $100.0 million.

The Company made an equity contribution to the Phase II Mall Subsidiary of $63.2 million on July 15, 2004, which was used to make certain incentive payments and pay related payroll taxes to the Principal Stockholder and other senior executives of the Company for their work in connection with the Phase II Mall Sale and related financing transactions. The Company made an additional equity contribution of approximately $25.0 million on September 30, 2004 as required under the Phase II Mall construction loan agreement (See Note 7—“Phase II Mall Construction Loan”).

Note 15—Subsequent Events

Stock Option Issuances

In February 2005, options to purchase an additional 22,820 shares of the Company’s common stock were granted to an employee and two new directors of the Company by the board of directors under the Company’s stock option plan at an average exercise price of $47.16 per share. Each of these options may only be exercised by the delivery of cash or check, or its equivalent.

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 15—Subsequent Events (Continued)

Debt Refinancing

6.375% Senior Notes

On February 10, 2005, the Company sold in a private placement transaction $250.0 million in aggregate principal amount of its 6.375% Senior Notes due 2015 (the “Senior Notes”) with an original issue discount of $2.3 million. Net proceeds after offering costs and original issue discount was $244.8 million. The Senior Notes will mature on February 15, 2015. The Company has the option to redeem all or a portion of the Senior Notes at any time prior to February 15, 2010 at the “make-whole” redemption price. Thereafter, the Company has the option to redeem all or a portion of the Senior Notes at any time at fixed prices that decline over time. In addition, before February 15, 2008, the Company may redeem up to 35% of the aggregate principal amount of the Senior Notes with the proceeds of certain equity offerings at a redemption price equal to 106.375% of the principal amount of the Senior Notes. The Senior Notes are unsecured senior obligations of the Company and are jointly and severally guaranteed on a senior unsecured basis by certain of the Company’s existing domestic subsidiaries (including LVSI and Venetian). The Senior Notes Indenture contains covenants that, subject to certain exceptions and conditions, limit the ability of the Company and the subsidiary guarantors to enter into sale and leaseback transactions in respect of their principal properties, create liens on their principal properties and consolidate, merge or sell all or substantially all their assets. The net proceeds of the Senior Notes offering were utilized to complete the retirement of the 11% Mortgage Notes as further described below.

On February 10, 2005, the Company, the subsidiary guarantors (including LVSI and Venetian) and the initial purchasers of the Senior Notes also entered into a registration rights agreement. Under the registration rights agreement, the Company and each subsidiary guarantor granted certain exchange and registration rights to the holders of the Senior Notes.

Amended and Restated Credit Agreement

On February 22, 2005, LVSI and Venetian amended and restated their $1.620 billion Senior Secured Credit Facility. The amended Senior Secured Credit Facility consists of a $970.0 million funded term loan, a $200.0 million delayed-draw term loan available until August 20, 2005 and a $450.0 million revolving credit facility. The amended Senior Secured Credit Facility also contains revised covenants to provide greater financial flexibility.

The funded term loan was drawn at closing and provided the borrowers $970.0 million in proceeds A portion of these proceeds, along with the net proceeds from our recently completed Senior Note offering and cash on hand, were used to repay term indebtedness under the prior Senior Secured Credit Facility, repurchase $542.3 million principal amount of the Mortgage Notes (as further described below), and to pay related premiums and accrued and unpaid interest on the Mortgage Notes and fees and expenses associated with these transactions.

The indebtedness under the amended Senior Secured Credit Facility is guaranteed by certain of the Company’s domestic subsidiaries (the “Guarantors”). The obligations under the amended Senior Secured Credit Facility and the guarantees of the Guarantors are secured by a first-priority security interest in substantially all of the Company’s and Guarantors’ assets, other than capital stock. Borrowings under the term loan facilities and revolving loan facilities bear interest, at the Company’s option, at either an adjusted Eurodollar rate or at an alternative base rate, plus a spread of 1.75% of or 0.75%, respectively, which spreads will decrease by 0.25% if the loans achieve a rating of Ba2 or higher by Moody’s and BB or higher by S&P subject to certain additional conditions.

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 15—Subsequent Events (Continued)

The amended Senior Secured Credit Facility contains affirmative, negative and financial covenants customary for such financings, and also requires the Company to maintain the following financial ratios as of the last day of each fiscal quarter:

•	minimum ratio of consolidated adjusted EBITDA to consolidated interest expense of not less than 1.5 to 1.0 until the last day of the fiscal quarter in which construction of the Palazzo is substantially complete, increasing thereafter as provided in the credit facility;

•	maximum ratio of consolidated total debt outstanding, including certain debt of LVSC guaranteed by the borrowers, to consolidated adjusted EBITDA of not more than 7.25 to 1.0 until the last day of the fiscal quarter in which construction of the Palazzo is substantially complete, decreasing thereafter as provided in the amended Senior Secured Credit Facility;

•	minimum consolidated net worth to be not less than $410.0 million plus 85% of consolidated net income of the borrowers and Guarantors for all fiscal quarters;

•	maximum consolidated capital expenditures (excluding certain Palazzo-related construction costs) for the periods from February 22, 2005 until December 31, 2005 of not more than $80.0 million, plus carry-forward of unused amounts from prior years, decreasing in fiscal years thereafter as set forth in the amended Senior Secured Credit Facility.

The amended Senior Secured Credit Facility contains events of default customary for such financings, including but not limited to nonpayment of principal, interest, fees or other amounts when due; violation of covenants; failure of any representation or warranty to be true in all material respects when made or deemed made; cross default and cross acceleration; certain ERISA events; change of control; dissolution; insolvency; bankruptcy events; material judgments; and actual or asserted invalidity of the guarantees or security documents. Some of these events of default allow for grace periods and materiality concepts.

11% Mortgage Notes

LVSI and Venetian exercised an equity claw back under their Mortgage Notes indenture (as described in Note 7) pursuant to which the Company retired $291.1 million of the their Mortgage Notes and paid $32.0 million of redemption premiums with the proceeds from its initial public offering.

In February 2005, LVSI and Venetian retired $542.3 million in aggregate principal amount of their Mortgage Notes pursuant to a tender offer plus a make-whole premium and accrued interest of $90.3 million, with proceeds from the $250.0 million Senior Notes offering cash on hand and proceeds from the amended Senior Secured Credit Facility. The total consideration paid to certain tendering holders was $1,166.56 per $1,000 principal amount of Mortgage Notes (including a consent payment of $30 per $1,000 principal amount of Mortgage Notes tendered prior to February 1, 2005). On March 24, 2005, LVSI and Venetian redeemed the remaining $10.2 million aggregate principal amount of the outstanding Mortgage Notes at a price equal to 100% of the principal amount thereof plus a make-whole premium and accrued interest.

The Company expects to incur a charge of approximately $132.6 million for loss on early retirement of indebtedness during the first quarter of 2005 as a result of amending the Senior Secured Credit Facility and retiring the Mortgage Notes.

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 16—Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”). SFAS 109 requires the recognition of deferred income tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to extend that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied.

As further described in Note 2, prior to the completion of the Company’s initial public offering in December 2004, LVSI had elected to be taxed as a S Corporation. Following the completion of the Merger and the initial public offering, the Company became subject to federal income taxes. At the time of the conversion to a C corporation for income tax purposes, the Company recognized deferred tax assets and liabilities as required by SFAS 109.

The components of the provision (benefit) for income taxes through December 31, 2004 are as follows (in thousands):

Federal:
Current	$—
Deferred	47
Recognition of net deferred tax assets upon C Corporation conversion	(13,783)

Total income tax provision (benefit)	$(13,736)

Reconciliation of the statutory federal income tax rate and the Company’s effective tax rate from the C corporation conversion date through December 31, 2004 is as follows:

Statutory federal income tax rate	35.00%
Permanent differences:
Nondeductible losses of foreign subsidiary (UK)	5.18%
Other permanent differences	0.22%
Tax exempt income of foreign subsidiary (Macau)	(39.86)%
Net deferred tax assets recognized upon termination of S corporation election	(158.64)%

Effective tax rate	(158.10)%

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 16—Income Taxes (Continued)

The major tax affected components of the Company’s net deferred tax assets are as follows (in thousands):

	C Corporation Conversion Date	At December 31, 2004
Deferred tax assets
Bad debt reserve	$7,212	$7,108
Accrued expenses	2,640	2,690
Deferred gain on the sale of the Mall	64,295	64,229
Net operating loss	—	1,458
Stock issued at a discount	5,256	5,256
Net operating loss carryforward of foreign subsidiary	5,789	6,175
Less: Valuation allowance	(5,789)	(6,175)

Total deferred tax assets	79,403	80,741
Deferred tax liabilities
Property and equipment	(63,667)	(64,932)
Prepaid expenses	(1,554)	(1,695)
Other	(398)	(378)

Total deferred tax liabilities	(65,619)	(67,005)

Net deferred tax asset	$13,784	$13,736

At December 31, 2004, there is a $6.0 million valuation allowance provided on certain foreign net operating loss carryforwards and other foreign deferred tax assets because management believes these assets do not meet the “more likely than not” criteria for recognition under SFAS 109. Management believes all other deferred tax assets are more likely than not to be realized because of the future reversal of existing taxable temporary differences and expected future taxable income. Accordingly, there are no other valuation allowances provided at December 31, 2004.

In December 2004, the FASB issued FSP No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision with the American Jobs Creation Act of 2004 (the “AJCA”).” The AJCA provides a one-time 85% dividends received deduction for certain foreign earnings that are repatriated under a plan for reinvestment in the United States, provided certain criteria are met. FSP No. 109-2 is effective immediately and provides accounting and disclosure guidance for the repatriation provision. FSP No. 109-2 allows companies additional time to evaluate the effects of the law on their unremitted earnings for the purpose of applying the “indefinite reversal criteria” under APB Opinion No. 23, “Accounting for Income Taxes—Special Areas,” and requires explanatory disclosures from companies that have not yet completed the evaluation. The Company is currently evaluating the effects of the repatriation provision and their impact on its consolidated financial statements.

Through December 31, 2004, the Company has not provided deferred taxes on foreign earnings because such earnings were intended to be indefinitely reinvested outside the U.S. Whether the Company will ultimately take advantage of this provision depends on a number of factors including reviewing future Congressional guidance before a decision can be made. Until that time, the Company will make no change in its current intention to indefinitely reinvest accumulated earnings of its foreign subsidiaries. The range of possible amounts of unremitted earnings that is being considered for repatriation is between zero and $500 million. The related potential range of income tax is between zero and $26.2 million.

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 16—Income Taxes (Continued)

For U.S. federal income tax return purposes, the Company has a net operating loss carryforward of $4.2 million, which will expire in 2025 that equates to a deferred tax asset of $1.4 million, after federal tax effect.

Note 17—Dividends

Immediately prior to the July 29, 2004 acquisition of Interface by LVSI as more fully described in Notes 1 and 8, Interface distributed approximately $15.2 million to its sole stockholder, who is also the Principal Stockholder of LVSC. The distribution was comprised of $12.9 million of cash, $1.9 million of receivables due from the Principal Stockholder and $.4 million of certain fixed and other assets. Additionally, as further described in Note 2, the Company declared tax distributions to its stockholders of $4.2 million and $129.0 million during 2003 and 2004, respectively. There were no dividends declared during 2002.

Note 18—Condensed Consolidating Financial Information

In accordance with Rule 3-10 of Regulation S-X of the Securities and Exchange commission, condensed consolidating financial information of the Company, the Subsidiary Guarantors (as defined below) and the non-guarantor subsidiaries on a combined basis as of December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2004, is as follows (in thousands).

LVSI, Venetian, IEL, Yona, the Phase II Subsidiary, Mall Intermediate, Mall Construction, Lido Intermediate, Venetian Venture, Venetian Transport, Venetian Marketing and Venetian Operating (collectively, the “Subsidiary Guarantors”) are subsidiaries of LVSC, all of the capital stock of which is owned by LVSC and LVSI. The Subsidiary Guarantors have jointly and severally guaranteed the LVSC 6.375% Senior Notes which were issued in February 2005 (Notes 15) on a full and unconditional basis.

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 18—Condensed Consolidating Financial Information (Continued)

CONDENSED BALANCE SHEETS

December 31, 2003

	Las Vegas Sands Corp.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating/ Eliminating Entries	Total
Cash and cash equivalents	$—	$102,603	$50,190	$—	$152,793
Restricted cash and cash equivalents	—	2,121	53,534	—	55,655
Intercompany receivable	—	31,490	1,395	(32,885)	—
Accounts receivables, net	—	51,364	2,833	—	54,197
Inventories	—	6,093	158	—	6,251
Prepaid expenses	—	2,573	1,270	—	3,843

Total current assets	—	196,244	109,380	(32,885)	272,739

Property and equipment, net	—	1,106,413	378,257	—	1,484,670
Investment in subsidiaries	162,108	332,085	—	(494,193)	—
Deferred offering costs, net	—	30,513	8,630	—	39,143
Restricted cash and cash Equivalents	—	—	86,144	—	86,144
Redeemable Preferred Interest in Venetian	—	—	238,328	(238,328)	—
Other assets, net	—	22,816	11,523	—	34,339

	$162,108	$1,688,071	$832,262	$(765,406)	$1,917,035

Accounts payable	$—	$13,346	$3,333	$—	$16,679
Construction payables	—	10,330	31,825	—	42,155
Construction payables—contested	—	7,232	—	—	7,232
Intercompany payables	—	1,395	31,490	(32,885)	—
Accrued interest payable	—	3,896	913	—	4,809
Other accrued liabilities	—	91,570	19,542	—	111,112
Current maturities of long-term debt	—	12,633	4,963	23,783	41,379
Total current liabilities	—	140,402	92,066	(9,102)	223,366
Other long-term liabilities	—	883	5,562	—	6,445
Long-term debt	—	1,146,350	402,549	(23,783)	1,525,116

	—	1,287,635	500,177	(32,885)	1,754,927

Redeemable Preferred Interest in Venetian Casino Resort, LLC a wholly owned subsidiary	—	238,328	—	(238,328)	—

Stockholders’ equity	162,108	162,108	332,085	(494,193)	162,108

	$162,108	$1,688,071	$832,262	$(765,406)	$1,917,035

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 18—Condensed Consolidating Financial Information (Continued)

CONDENSED BALANCE SHEETS

December 31, 2004

	Las Vegas Sands Corp.		Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating/ Eliminating Entries	Total
Cash and cash equivalents		$744,927	$388,338	$161,633	$—	$1,294,898
Restricted cash and cash equivalents		—	1,193	19,335	—	20,528
Intercompany receivable		—	39,268	4,801	(44,069)	—
Accounts receivable, net		—	54,887	1,695	—	56,582
Inventories		—	6,945	1,065	—	8,010
Deferred income taxes		—	13,000	311	—	13,311
Prepaid expenses		—	7,510	4,287	—	11,797

Total current assets		744,927	511,141	193,127	(44,069)	1,405,126

Property and equipment, net		—	1,361,749	394,341	—	1,756,090
Investment in subsidiaries		576,418	425,909	125	(1,002,452)	—
Deferred offering costs, net		—	41,609	10,766	—	52,375
Restricted cash and cash equivalents		—	356,946	—	—	356,946
Redeemable Preferred Interest in Venetian		—	—	255,154	(255,154)	—
Deferred income taxes		—	(31)	456	—	425
Other assets, net		—	23,829	6,687	—	30,516

		$1,321,345	$2,721,152	$860,656	$(1,301,675)	$3,601,478

Accounts payable	$		$21,495	$11,888	$—	$33,383
Construction payables		—	37,431	49,945	—	87,376
Construction payables—contested		—	7,232	—	—	7,232
Intercompany payables		5,219	—	38,850	(44,069)	—
Accrued interest payable		—	8,087	1,100	—	9,187
Other accrued liabilities		—	109,859	60,659	—	170,518
Current maturities of long-term debt		—	292,940	11,924	—	304,864

Total current liabilities		5,219	477,044	174,366	(44,069)	612,560

Other long-term liabilities		—	184,836	3,017	—	187,853
Redeemable Preferred Interest in Venetian Casino Resort, LLC a wholly owned subsidiary		—	255,154	—	(255,154)	—
Long-term debt		—	1,227,700	257,364	—	1,485,064

		5,219	2,144,734	434,747	(299,223)	2,285,477

Stockholders’ equity		1,316,126	576,418	425,909	(1,002,452)	1,316,001

		$1,321,345	$2,721,152	$860,656	$(1,301,675)	$3,601,478

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 18—Condensed Consolidating Financial Information (Continued)

CONDENSED STATEMENT OF OPERATIONS

For the year ended December 31, 2002

	Las Vegas Sands Corp.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating/ Eliminating Entries	Total
Revenues:
Casino	$—	$256,484	$—	$—	$256,484
Rooms	—	206,706	—	—	206,706
Food and beverage	—	70,300	—	(2,655)	67,645
Retail and other	—	35,902	96,719	(5,912)	126,709

Total revenue	—	569,392	96,719	(8,567)	657,544
Less promotional allowances	—	(34,208)	—	—	(34,208)

Net revenues	—	535,184	96,719	(8,567)	623,336

Operating expenses:
Casino	—	119,186	—	(343)	118,843
Rooms	—	53,435	—	—	53,435
Food and beverage	—	35,217	—	(73)	35,144
Retail and other	—	20,161	35,088	(3,917)	51,332
Provision for doubtful accounts	—	21,293	100	—	21,393
General and administrative	—	92,443	20,470	—	112,913
Corporate expense	—	11,015	—	(901)	10,114
Rental expense	—	8,594	2,379	(3,333)	7,640
Pre-opening and developmental expense	—	—	5,925	—	5,925
Depreciation and amortization	—	38,944	7,718	—	46,662

	—	400,288	71,680	(8,567)	463,401

Operating income	—	134,896	25,039	—	159,935

Other income (expense):
Interest income	—	2,487	540	—	3,027
Interest expense, net of amounts capitalized	—	(103,421)	(17,028)	—	(120,449)
Interest expense on indebtedness to Principal Stockholder	—	(1,914)	(2,096)	—	(4,010)
Other income (loss)	—	1,051	(6)	—	1,045
Preferred return on Redeemable Preferred Interest in Venetian Casino Resort, LLC	—	—	23,333	(23,333)	—
Loss on early retirement of debt	—	(49,865)	(1,527)	—	(51,392)
Gain (loss) from equity investment in subsidiaries	(11,844)	28,255	—	(16,411)	—

Income (loss) before preferred return	(11,844)	11,489	28,255	(39,744)	(11,844)
Preferred return on Redeemable Preferred Interest in Venetian Casino Resort, LLC	—	(23,333)	—	23,333	—

Net income (loss)	$(11,844)	$(11,844)	$28,255	$(16,411)	$(11,844)

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 18—Condensed Consolidating Financial Information (Continued)

CONDENSED STATEMENT OF OPERATIONS

For the year ended December 31, 2003

	Las Vegas Sands Corp.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating/ Eliminating Entries	Total
Revenues:
Casino	$—	$272,804	$—	$—	$272,804
Rooms	—	251,397	—	—	251,397
Food and beverage	—	82,882	—	(2,675)	80,207
Retail and other	—	39,867	95,023	(2,688)	132,202

Total revenues	—	646,950	95,023	(5,363)	736,610
Less promotional allowances	—	(44,856)	—	—	(44,856)

Net revenues	—	602,094	95,023	(5,363)	691,754

Operating expenses:
Casino	—	128,373	—	(203)	128,170
Rooms	—	64,819	—	—	64,819
Food and beverage	—	40,797	—	(620)	40,177
Retail and other	—	20,353	37,005	(3,802)	53,556
Provision for doubtful accounts	—	8,197	(113)	—	8,084
General and administrative	—	105,582	20,552	—	126,134
Corporate expense	—	10,914	—	(738)	10,176
Rental expense	—	7,571	2,557	—	10,128
Pre-opening and developmental expense	—	1,125	9,400	—	10,525
Depreciation and amortization	—	45,463	8,396	—	53,859

	—	433,194	77,797	(5,363)	505,628

Operating income	—	168,900	17,226	—	186,126

Other income (expense):
Interest income	—	1,412	1,492	(779)	2,125
Interest expense, net of amounts Capitalized	—	(107,267)	(15,954)	779	(122,442)
Other income (expense)	—	887	(62)	—	825
Preferred return on Redeemable Preferred Interest in Venetian Casino Resort, LLC	—	—	26,217	(26,217)	—
Gain (loss) from equity investment in Subsidiaries	66,634	28,919	—	(95,553)	—

Income (loss) before preferred return	66,634	92,851	28,919	(121,770)	66,634
Preferred return on Redeemable Preferred Interest in Venetian Casino Resort, LLC	—	(26,217)	—	26,217	—

Net income (loss)	$66,634	$66,634	$28,919	$(95,553)	$66,634

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 18—Condensed Consolidating Financial Information (Continued)

CONDENSED STATEMENT OF OPERATIONS

For the year ended December 31, 2004

	Las Vegas Sands Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating/ Eliminating Entries	Total
Revenues:
Casino	$—	$320,990	$387,574	$—	$708,564
Rooms	—	311,680	323	—	312,003
Food and beverage	—	108,511	15,896	(2,841)	121,566
Retail and other	—	41,037	78,597	(3,197)	116,437

Total revenues	—	782,218	482,390	(6,038)	1,258,570
Less promotional allowances	—	(53,210)	(8,304)	—	(61,514)

Net revenues	—	729,008	474,086	(6,038)	1,197,056

Operating expenses:
Casino	—	143,925	196,427	(111)	340,241
Rooms	—	77,108	141	—	77,249
Food and beverage	—	55,599	10,367	(1,790)	64,176
Retail and other	—	25,763	37,561	(3,269)	60,055
Provision for doubtful accounts	—	7,959	—	—	7,959
General and administrative	—	128,535	44,953	(400)	173,088
Corporate expense	—	62,793	64,031	(468)	126,356
Rental expense	—	9,869	2,164	—	12,033
Pre-opening and developmental expense	—	4,736	29,190	—	33,926
Depreciation and amortization	—	51,524	17,908	—	69,432
Loss on disposal of assets	—	31,536	113	—	31,649
Gain on sale of Grand Canal Shops	—	(417,576)	—	—	(417,576)

	—	181,771	402,855	(6,038)	578,588

Operating income	—	547,237	71,231	—	618,468

Other income (expense):
Interest income	506	7,114	4,924	(4,804)	7,740
Interest expense, net of amounts capitalized	—	(119,983)	(22,898)	4,804	(138,077)
Other expense	—	—	(131)	—	(131)
Loss on early retirement of debt	—	(5,406)	(1,147)	—	(6,553)
Preferred return on Redeemable Preferred Interest in Venetian Casino Resort, LLC	—	(16,826)	16,826	—	—
Gain (loss) from equity investment in subsidiaries	494,677	69,572	—	(564,249)	—

Income (loss) before income taxes	495,183	481,708	68,805	(564,249)	481,447
Benefit for income taxes	—	12,969	767	—	13,736

Net income (loss)	$495,183	$494,677	$69,572	$(564,249)	$495,183

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 18—Condensed Consolidating Financial Information (Continued)

CONDENSED STATEMENT OF CASH FLOWS

For the year ended December 31, 2002

	Las Vegas Sands Corp.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating/ Eliminating Entries	Total
Net cash provided by operating activities	$—	$68,413	$18,429	$—	$86,842

Cash flows from investing activities:
Increase in restricted cash	—	(101,778)	(1,039)	—	(102,817)
Capital expenditures	—	(128,793)	(7,947)	—	(136,740)
Notes receivable from stockholders	—	—	(680)		(680)
Dividend from Grand Canal Shops II LLC	—	21,590	—	(21,590)	—
Capital contributions to subsidiaries	—	(73,572)	—	73,572	—

Net cash provided by (used in) investing activities	—	(282,553)	(9,666)	51,982	(240,237)

Cash flows from financing activities:
Contributions from stockholder	—	—	719	—	719
Dividend to Venetian Casino Resort LLC	—	—	(21,590)	21,590	—
Capital contribution from Venetian Casino Resort LLC	—	10	73,562	(73,572)	—
Repayments on 12 1/4% mortgage notes	—	(425,000)	—	—	(425,000)
Proceeds from 11% mortgage notes	—	850,000	—	—	850,000
Repayments on senior subordinated notes	—	(97,500)	—	—	(97,500)
Proceeds from secured mall facility	—	—	120,000	—	120,000
Repayments on mall—tranche A take-out loan	—	—	(105,000)	—	(105,000)
Repayments on mall—tranche B take-out loan	—	—	(35,000)	—	(35,000)
Repayments on completion guaranty loan	—	(31,124)	—	—	(31,124)
Repayments on senior secured credit facility—term B	—	(1,250)	—	—	(1,250)
Proceeds from senior secured credit facility—term B	—	250,000	—	—	250,000
Repayments on bank credit facility—term	—	(151,986)	—	—	(151,986)
Repayments on bank credit facility—revolver	—	(61,000)	—	—	(61,000)
Proceeds from bank credit facility—revolver	—	21,000	—	—	21,000
Repayments on FF&E credit facility	—	(53,735)	—	—	(53,735)
Repayments on Phase II Subsidiary credit facility	—	—	(3,933)	—	(3,933)
Repayments on Phase II Subsidiary unsecured bank loan	—	—	(1,092)	—	(1,092)
Repayments on Interface note payable	—	—	(5,643)	—	(5,643)
Repurchase premiums incurred in connection with refinancing transactions	—	(33,478)	—	—	(33,478)
Payments of deferred offering costs	—	(38,465)	(3,394)	—	(41,859)
Net change in intercompany accounts	—	(1,788)	1,788	—	—

Net cash provided by (used in) financing activities	—	225,684	20,417	(51,982)	194,119

Increase in cash and cash equivalents	—	11,544	29,180	—	40,724
Cash and cash equivalents at beginning of year	—	45,181	20,578	—	65,759

Cash and cash equivalents at end of year	$—	$56,725	$49,758	$—	$106,483

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 18—Summarized Financial Information (Continued)

CONDENSED STATEMENT OF CASH FLOWS

For the year ended December 31, 2003

	Las Vegas Sands Corp.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating/ Eliminating Entries	Total
Net cash provided by operating activities	$—	$112,962	$24,154	$—	$137,116

Cash flows from investing activities:
(Increase) decrease in restricted cash	—	101,185	(118,130)	—	(16,945)
Notes receivable from stockholders	—	(843)	(590)	—	(1,433)
Capital expenditures	—	(197,018)	(82,930)	—	(279,948)

Net cash used in investing activities	—	(96,676)	(201,650)	—	(298,326)

Cash flows from financing activities:
Contributions from stockholder	—	—	721	—	721
Repayments on senior secured credit facility—term A	—	(1,667)	—	—	(1,667)
Proceeds from senior secured credit facility—term A	—	50,000	—	—	50,000
Repayments on senior secured credit facility—term B	—	(2,500)	—	—	(2,500)
Proceeds from Venetian Macau senior secured notes—tranche A	—	—	75,000	—	75,000
Proceeds from Venetian Macau senior secured notes—tranche B	—	—	45,000	—	45,000
Proceeds from Venetian Intermediate credit facility	—	—	40,000	—	40,000
Repayments on bank credit facility—revolver	—	(470)	—	—	(470)
Proceeds from bank credit facility—revolver	—	470	—	—	470
Repayments on FF&E credit facility	—	(600)	—	—	(600)
Proceeds from FF&E credit facility	—	15,000	—	—	15,000
Repayments on Interface note payable	—	—	(6,050)	—	(6,050)
Payments of deferred offering costs	—	(408)	(6,976)	—	(7,384)
Net change in intercompany accounts	—	(30,233)	30,233	—	—

Net cash provided by financing activities	—	29,592	177,928	—	207,520

Increase in cash and cash equivalents	—	45,878	432	—	46,310
Cash and cash equivalents at beginning of year	—	56,725	49,758	—	106,483

Cash and cash equivalents at end of year	$—	$102,603	$50,190	$—	$152,793

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 18—Summarized Financial Information (Continued)

CONDENSED STATEMENT OF CASH FLOWS

For the year ended December 31, 2004

	Las Vegas Sands Corp.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating/ Eliminating Entries	Total
Net cash provided by operating activities	$515	$156,232	$216,622	$—	$373,369

Cash flows from investing activities:
Proceeds from sale of Grand Canal Shops, net of transaction costs	—	649,568	—	—	649,568
(Increase) decrease in restricted cash	—	(356,018)	120,343	—	(235,675)
Notes receivable from stockholders	—	843	(638)	—	205
Capital expenditures	—	(210,926)	(254,822)	—	(465,748)
Capital contributions to subsidiaries	—	(183,895)	—	183,895	—

Net cash provided by (used in) investing activities	—	(100,428)	(135,117)	183,895	(51,650)

Cash flows from financing activities:
Proceeds from initial public offering of common stock, net of transaction costs	739,193	—	—	—	739,193
Dividends paid to shareholders	—	(112,107)	(12,920)	—	(125,027)
Exercise of stock options	—	11,964	—	—	11,964
Contributions from shareholders	—	—	420	—	420
Capital contribution from Venetian Casino Resort LLC	—	—	94,882	(94,882)	—
Capital contribution from Las Vegas Sands, Inc	—	—	89,013	(89,013)	—
Repayments on 11% mortgage notes	—	(6,360)	—	—	(6,360)
Repayments on secured mall facility	—	—	(120,000)	—	(120,000)
Repayments on senior secured credit facility—term A	—	(48,333)	—	—	(48,333)
Repayments on senior secured credit facility—term B	—	(246,250)	—	—	(246,250)
Proceeds from senior secured credit facility—term B	—	665,000	—	—	665,000
Proceeds from Macau revolver	—	—	10,000	—	10,000
Repayments on Macau revolver	—	—	(10,000)	—	(10,000)
Proceeds from Venetian Intermediate credit facility	—	—	10,000	—	10,000
Repayments on FF&E credit facility	—	(2,400)	—	—	(2,400)
Repayments on Interface Nevada note payable	—	—	(127,512)	—	(127,512)
Proceeds from Interface mortgage note payable	—	—	100,000	—	100,000
Repayments on Interface mortgage note payable	—	—	(711)	—	(711)
Payments of debt offering costs	—	(22,396)	(7,202)	—	(29,598)
Net change in intercompany accounts	5,219	(9,187)	3,968	—	—

Net cash provided by financing activities	744,412	229,931	29,938	(183,895)	820,386

Increase in cash and cash equivalents	744,927	285,735	111,443	—	1,142,105
Cash and cash equivalents at beginning of year	—	102,603	50,190	—	152,793

Cash and cash equivalents at end of year	$744,927	$388,338	$161,633	$—	$1,294,898

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 19—Selected Quarterly Financial Results (Unaudited) (Continued)

	Quarter
	First	Second	Third	Fourth	Total
	(in thousands, except per share data)
2003
Net revenues	$175,672	$159,885	$182,773	$173,424	$691,754
Operating income	51,398	43,288	52,677	38,763	186,126
Net income (loss)	23,042	14,931	20,980	7,681	66,634
Basic income (loss) per share	0.07	0.05	0.06	0.02	0.21
Diluted income (loss) per share	0.07	0.05	0.06	0.02	0.20

2004
Net revenues	$239,166	$266,677	$343,636	$347,577	$1,197,056
Operating income	82,296	495,087	(48,411)	89,496	618,468
Net income (loss)	49,916	461,890	(85,879)	69,256	495,183
Basic income (loss) per share	0.15	1.42	(0.06)	0.21	1.52
Diluted income (loss) per share	0.15	1.42	(0.06)	0.20	1.52

Because income (loss) per share amounts are calculated using the weighted average number of common and dilutive common equivalent shares outstanding during each quarter, the sum of the per share amounts for the four quarters may not equal the total income per share amounts for the respective year.

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except share data)

(Unaudited)

	December 31, 2004	March 31, 2005
Assets:
Current assets:
Cash and cash equivalents	$1,294,898	$799,611
Restricted cash and cash equivalents	20,528	22,771
Accounts receivable, net	56,582	75,759
Inventories	8,010	8,334
Deferred income taxes	13,311	47,131
Prepaid expenses	11,797	14,434

Total current assets	1,405,126	968,040

Property and equipment, net	1,756,090	1,889,251
Deferred offering costs, net	52,375	40,877
Restricted cash and cash equivalents	356,946	359,184
Deferred income taxes	425	8,328
Other assets, net	30,516	32,240

	$3,601,478	$3,297,920

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payables	$33,383	$26,527
Construction payables	87,376	89,501
Construction payables—contested	7,232	7,232
Accrued interest payment	9,187	4,492
Other accrued liabilities	170,518	156,589
Current maturities of long-term debt	304,864	64,033

Total current liabilities	612,560	348,374

Other long-term liabilities	9,033	8,173
Deferred gain on sale of Grand Canal Shops	71,593	70,727
Deferred rent from Grand Canal Shops transaction	107,227	106,920
Long-term debt	1,485,064	1,433,676

	2,285,477	1,967,870

Stockholders’ Equity
Common stock, $.001 par value, 1,000,000,000 shares authorized, 354,160,692 and 354,160,692 shares issued and outstanding	354	354
Capital in Excess of par value	956,385	963,322
Retained earnings	359,262	366,374

	1,316,001	1,330,050

	$3,601,478	$3,397,920

The accompanying notes are an integral part of these consolidated financial statements.

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended March 31,
	2004	2005
Revenues:
Casino	$ 94,708	$265,786
Rooms	85,367	86,077
Food and beverage	32,655	43,489
Retail and other	40,216	28,454

	252,946	423,806
Less-promotional allowances	(13,760)	(20,012)

Net revenues	239,186	403,794

Operating expenses:
Casino	36,591	131,953
Rooms	20,041	21,115
Food and beverage	15,493	20,965
Retail and other	16,043	14,376
Provision for doubtful accounts	3,244	3,386
General and administrative	36,393	45,773
Corporate expense	2,501	10,882
Rental expense	2,654	3,705
Pre-opening expense	7,843	—
Development expense	536	5,175
Depreciation and amortization	15,527	19,965
Loss on disposal of assets	24	1,163

	156,890	278,458

Operating income	82,296	125,336
Other income (expense):
Interest income	456	7,394
Interest expense, net of amounts capitalized	(32,827)	(27,083)
Other expense	(9)	—
Loss on early retirement of debt	—	(132,834)

Income (loss) before income taxes	49,916	(27,187)
Income tax benefit	—	34,299

Net income	$ 49,916	$ 7,112

Basic earnings per share	$ 0.15	$ 0.02

Diluted earnings per share	$ 0.15	$ 0.02

Dividends declared per share	$ 0.02	$ —

Weighted average shares outstanding:
Basic	324,658,394	354,160,692

Diluted	325,190,459	355,029,968

Pro forma data (reflecting change in tax status):
Net income before income taxes	$ 49,916
Provision for income taxes	(17,516)

Net income	$ 32,400

Pro forma net income per share of common stock (reflecting change in tax status):
Basic	$ 0.10
Diluted	$ 0.10

The accompanying notes are an integral part of these consolidated financial statements.

LAS VEGAS SANDS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Dollars in thousands)

(Unaudited)

	Three Months Ended March 31,
	2004	2005
Cash flows from operating activities:
Net income	$49,916	$7,112
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,527	19,965
Amortization of debt offering costs and original issue discount	2,335	2,723
Amortization of deferred revenue	—	(1,173)
Loss on early retirement of debt	—	132,834
Loss on disposal of assets	24	1,163
Provision for doubtful accounts	3,244	3,386
Changes in operating assets and liabilities:
Accounts receivable	(14,278)	(22,563)
Inventories	72	(324)
Prepaid expenses	(1,169)	(2,637)
Deferred income taxes	—	(34,299)
Other assets	(5,273)	(1,724)
Accounts payable	1,363	(5,856)
Accrued interest payable	23,378	(4,695)
Other accrued liabilities	(13,839)	(14,789)

Net cash provided by operating activities	61,300	79,123

Cash flows from investing activities:
Change in restricted cash	37,587	(4,481)
Increase in receivables from stockholders	(196)	—
Capital expenditures	(91,856)	(152,164)

Net cash used in investing activities	(54,465)	(156,645)

Cash flows from financing activities:
Dividends paid to shareholders	(5,003)	(21,052)
Repayments on 11% mortgage notes	—	(843,640)
Proceeds from 6.375% senior notes, net of discount	—	247,754
Repayments on senior secured credit facility-term A-prior	(1,667)	—
Repayments on senior secured credit facility-term B-prior	(625)	—
Proceeds from senior secured credit facility-term B	—	305,000
Proceeds from Venetian Intermediate credit facility	10,000	—
Repayments on Interface Nevada note payable	(1,580)	—
Repayments on Interface mortgage note payable	—	(1,334)
Repurchase premiums incurred in connection with refinancing transactions	—	(93,289)
Transaction costs, initial public offering	—	(487)
Payments of debt offering costs	(188)	(10,717)

Net cash provided by (used in) financing activities	937	(417,765)

Increase (decrease) in cash and cash equivalents	7,772	(495,287)
Cash and cash equivalents at beginning of period	152,793	1,294,898

Cash and cash equivalents at end of period	$160,565	$799,611

Supplemental disclosure of cash flow information:
Cash payments for interest	$7,719	$33,139

Property and equipment asset acquisitions included in construction accounts payable	$43,862	$89,501

Property and equipment acquisitions included in accounts payable	$—	$1,000

Declared and unpaid dividends included in accrued liabilities	$7,104	$—

Non cash tax benefit from stock option exercises included in deferred income taxes	$—	$7,424

The accompanying notes are an integral part of these consolidated financial statements.

LAS VEGAS SANDS CORP.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Organization and Business of the Company

The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Annual Report on Form 10-K of the Company for the year ended December 31, 2004. The year-end balance sheet data was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles. In addition, certain amounts in the 2004 financial statements have been reclassified to conform to the 2005 presentation. In the opinion of management, all adjustments and normal recurring accruals considered necessary for a fair statement of the results for the interim period have been included. The interim results reflected in the unaudited condensed consolidated financial statements are not necessarily indicative of expected results for the full year.

Las Vegas Sands Corp. (“LVSC”) was incorporated in Nevada during August 2004 and completed an initial public offering of its common stock on December 20, 2004. Immediately prior to the initial public offering LVSC acquired 100% of the capital stock of Las Vegas Sands, Inc. The acquisition of Las Vegas Sands, Inc. by LVSC has been accounted for as a reorganization of entities under common control, in a manner similar to pooling-of-interests. LVSC is traded on the NYSE under the symbol LVS.

Las Vegas Properties

LVSC and its subsidiaries (collectively, the “Company”) own and operate the Venetian Hotel Resort Casino (the “Venetian Casino Resort”), a Renaissance Venice-themed resort situated on the Las Vegas Strip (the “Strip”). The Venetian Casino Resort is located across from The Mirage and the Treasure Island Hotel and Casino. The Venetian Casino Resort includes the first all-suites hotel on the Strip with 4,027 suites (the “Hotel”); a gaming facility of approximately 116,000 square feet (the “Casino”); an enclosed retail, dining and entertainment complex of approximately 446,000 net leasable square feet (“The Grand Canal Shops” or the “Mall”), which was sold to a third party in 2004; a meeting and conference facility of approximately 650,000 square feet (the “Congress Center”); and an expo and convention center of approximately 1,150,000 square feet (the “Sands Expo Center”). The Company has begun design and construction work and has completed demolition and clearing on the site of the Palazzo Casino Resort (the “Palazzo”), a second resort similar in size to the Venetian Casino Resort, which will be situated on a 14-acre site situated adjacent to the Venetian Casino Resort and the Sands Expo Center and across Sands Boulevard from the Wynn Las Vegas Resort. The Palazzo is expected to consist of an all-suite, 50-floor luxury hotel tower with approximately 3,025 rooms, a gaming facility of approximately 105,000 square feet, an enclosed shopping, dining and entertainment complex of approximately 375,000 square feet and additional meeting and conference space of approximately 450,000 square feet.

Macao Projects

We also own and operate the Sands Macao, a Las Vegas-style casino in Macao. We opened the Sands Macao on May 18, 2004. In addition to the Sands Macao, we are also constructing the Venetian Macao Hotel Resort Casino (the “Venetian Macao Resort”), an all-suites hotel, casino, and convention center complex, with a Venetian-style theme similar to that of our Las Vegas property. Under our gaming subconcession in Macao, we are obligated to develop and open the Venetian Macao Resort by June 2006 and a convention center by December 2006, and invest, or cause to be invested, at least 4.4 billion Patacas (approximately $529.1 million at exchange rates in effect on March 31, 2005) in various development projects in Macao by June 2009. We expect that the cost of the Sands Macao and the construction of the Venetian Macao Resort will satisfy these investment obligations but we will need an extension of the June 2006 construction deadline for the Venetian Macao Resort, which we currently expect to open in the first quarter of 2007. Unless we obtain an extension, we will lose our right to continue to operate the Sands Macao or any other facilities development under our Macao gaming subconcession.

LAS VEGAS SANDS CORP.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Organization and Business of the Company (Continued)

Subsidiaries

The consolidated financial statements include the accounts of LVSC and its subsidiaries (the “Subsidiaries”), including Las Vegas Sands, Inc. (“LVSI” or “Las Vegas Sands Opco”), Venetian Casino Resort, LLC (“Venetian”), Interface Group-Nevada, Inc. (“Interface”), Interface Group Holding Company, Inc., Interface Group-Nevada Parent, Inc., Interface Employee Leasing, LLC (“IEL”), Mall Intermediate Holding Company, LLC (“Mall Intermediate”), Grand Canal Shops Mall Subsidiary, LLC (the “New Mall Subsidiary”), Grand Canal Shops Mall MM Subsidiary, Inc., Venetian Hotel Operations, LLC (“Mall Construction”), Las Vegas Sands (Wolverhampton) Limited, Las Vegas Sands (Stoke City) Limited, Las Vegas Sands (Sunderland City) Limited, Las Vegas Sands (Ibrox) Limited, Las Vegas Sands, (Sheffield) Limited, Las Vegas Sands (Murrayfield) Limited, Las Vegas Sands (Reading) Limited, Las Vegas Sands (UK) Limited, Lido Intermediate Holding Company, LLC (“Lido Intermediate”), Lido Casino Resort Holding Company, LLC, Lido Casino Resort, LLC (the “Phase II Subsidiary”), Lido Casino Resort MM, Inc., Sands Pennsylvania, Inc., Phase II Mall Holding, LLC, Phase II Mall Subsidiary, LLC, Venetian Transport, LLC (“Venetian Transport”), Venetian Venture Development, LLC (“Venetian Venture”), Venetian Venture Development Intermediate Limited, Venetian Venture Development Intermediate I, Venetian Venture Development Intermediate II, Venetian Global Holdings Limited, Venetian Macao Finance Company, VI Limited, Venetian Macao Limited (“Venetian Macao”), Venetian Cotai Limited, Venetian Marketing, Inc. (“Venetian Marketing”), Venetian Far East Limited, Venetian Operating Company, LLC (“Venetian Operating”), Venetian Resort Development Limited, and Yona Venetian, LLC (“Yona”) (collectively, and including all other direct and indirect subsidiaries of LVSC, the “Company”). Each of LVSC and the Subsidiaries is a separate legal entity and the assets of each such entity are intended to be available only to the creditors of such entity, except to the extent of guarantees on indebtedness. See “Note 4—Long-Term Debt.”

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which supersedes FASB Opinion No. 25, “Accounting for Stock Issued to Employees”. This statement requires compensation costs related to share based payment transactions to be recognized in financial statements. The provisions of this statement are effective as of the first annual reporting period that begins after January 1, 2006. This statement requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). This cost will be recognized over the period during which an employee is required to provide service in exchange for the award. This statement also addresses the accounting for the tax effects of share-based compensation awards. We currently expect to adopt this standard on that date using a Black-Scholes model. Under the Black-Scholes model, we expect to expense the cost of share-based compensation awards issued after January 1, 2006. Additionally, we expect to recognize compensation cost for the portion of awards outstanding on January 1, 2006 for which the requisite service has not been rendered as the requisite service is rendered on or after January 1, 2006. We are currently evaluating the provisions of SFAS 123R to determine its impact on our future financial statements.

LAS VEGAS SANDS CORP.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Stockholders’ Equity and Per Share Data

The weighted average number of common and common equivalent shares used in the calculation of basic and diluted earnings per share consisted of the following:

	Three Months Ended March 31,
	2004	2005
Weighted-average common shares outstanding (used in the calculation of basic earnings per share)	324,658,394	354,160,692
Potential dilution from stock options	532,065	869,276

Weighted-average common and common equivalent shares (used in the calculations of diluted earnings per share)	325,190,459	355,029,968

A summary of the status of the Company’s stock option plan is presented below:

	Three Months Ended March 31, 2005
	Shares	Weighted Average Exercised Price
Outstanding at the beginning of period	3,170,105	$21.67
Granted	22,820	47.16
Exercised	(931,115)	5.64
Terminated	(91,000)	29.00

Outstanding at end of period	2,170,810	$28.50

Exercisable at end of period	53,207	$1.02

The Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting For Stock Issued to Employees” and accounts for its stock-based compensation to employees using the intrinsic value method. Under this method, compensation expense is the difference between the market value of the Company’s stock and the stock option’s exercise price at the measurement date. Under APB 25, if the exercise price of the stock options is equal to or greater than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Had the Company accounted for the plan under the fair value method allowed by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), the Company’s net income, and earnings per share would have been adjusted to the following pro forma amounts (dollars in thousands, except per share data):

	Three Months Ended March 31,
	2004	2005
Net income, as reported	$49,916	$7,112
Less: Stock-based employee compensation expense determined under the Black Scholes option-pricing model, net of tax	—	(806)

Pro forma net income	$49,916	$6,306

Basic earnings per share, as reported	$0.15	$0.02

Basic earnings per share, pro forma	$0.15	$0.02

Diluted earnings per share, as reported	$0.15	$0.02

Diluted earnings per share, pro forma	$0.15	$0.02

LAS VEGAS SANDS CORP.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Stockholders’ Equity and Per Share Data (Continued)

The estimated grant date fair value of options granted during the three months ended March 31, 2005 was $19.49 per share and was computed using the Black Scholes option-pricing model with the following weighted average assumptions: risk free interest rate of 3.86%; no expected dividend yields; expected volatility of 35.29% and expected life of 6 years.

Note 3—Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31, 2004	March 31, 2005
Land and land improvements	$170,056	$177,064
Building and improvements	1,239,291	1,235,124
Equipment, furniture, fixtures and leasehold improvements	297,287	306,139
Construction in progress	319,640	461,071

	2,026,274	2,179,398
Less: accumulated depreciation and amortization	(270,184)	(290,147)

	$1,756,090	$1,889,251

During the three months ended March 31, 2004 and 2005, the Company capitalized interest expense of $1.2 million and $4.1 million, respectively.

Note 4—Long-Term Debt

Long-term debt consists of the following (in thousands):

	December 31, 2004	March 31, 2005
Indebtedness of the Company and its Subsidiaries other than the Macao Subsidiaries:
11% Mortgage Notes	$843,640	$—
Senior Secured Credit Facility—Term B	665,000	970,000
FF&E Credit Facility	12,000	12,000
Interface Mortgage Loan	99,288	97,955
6.375% Senior Notes	—	247,754
Indebtedness of the Macao Subsidiaries:
Venetian Macao Senior Secured Notes—Tranche A	75,000	75,000
Venetian Macao Senior Secured Notes—Tranche B	45,000	45,000
Venetian Intermediate Credit Facility	50,000	50,000

	1,789,928	1,497,709
Less: current maturities	(304,864)	(64,033)

Total long-term debt	$1,485,064	$1,433,676

Refinancing 2005 Transactions

On June 4, 2002, the Company issued $850.0 million in aggregate principal amount of 11.0% mortgage notes due 2010 (the “Mortgage Notes”) and on August 20, 2004, LVSI and Venetian entered into a $1.010 billion Senior Secured Credit Facility (the “Prior Senior Secured Credit Facility”).

LAS VEGAS SANDS CORP.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4—Long-Term Debt (Continued)

On February 1, 2005, the Company closed the exercise of an equity claw back under the Mortgage Notes indenture pursuant to which the Company retired $291.1 million of the Mortgage Notes and paid $32.0 million of redemption premiums with the proceeds from its initial public offering.

On February 10, 2005, the Company sold in a private placement transaction $250.0 million in aggregate principal amount of its 6.375% Senior Notes due 2015 (the “Senior Notes”) with an original issue discount of $2.3 million. Net proceeds after offering costs and original issue discount were $244.8 million.

On February 22, 2005, LVSI and Venetian amended and restated their $1.010 billion Prior Senior Secured Credit Facility. The amended Senior Secured Credit Facility consists of a $970.0 million funded term loan, a $200.0 million Term B Delayed Draw Facility available until August 20, 2005 and a $450.0 million revolving credit facility.

On February 22, 2005, LVSI and Venetian retired $542.3 million in aggregate principal amount of their Mortgage Notes pursuant to a tender offer plus a make-whole premium and accrued interest of $90.3 million, with proceeds from the Senior Notes offering, initial public offering cash on hand and proceeds from the amended Senior Secured Credit Facility. On March 24, 2005, LVSI and Venetian redeemed the remaining $10.2 million aggregate principal amount of the outstanding 11% Mortgage Notes plus a make-whole premium and accrued interest of $1.7 million with cash on hand.

The Company incurred a charge of $132.8 million for loss on early retirement of indebtedness during the first quarter of 2005 as a result of retiring the 11% Mortgage Notes.

On May 13, 2005, we called the Venetian Macao Senior Secured Notes for redemption at 100% of their principle amount plus accrued but unpaid interest to their redemption on May 23, 2005.

6.375% Senior Notes

On February 10, 2005, the Company sold the Senior Notes. The Senior Notes will mature on February 15, 2015. The Company has the option to redeem all or a portion of the Senior Notes at any time prior to February 15, 2010 at a “make-whole” redemption price. Thereafter, the Company has the option to redeem all or a portion of the Senior Notes at any time at fixed prices that decline over time. In addition, before February 15, 2008, the Company may redeem up to 35% of the aggregate principal amount of the Senior Notes with the proceeds of certain equity offerings at a redemption price equal to 106.375% of the principal amount of the Senior Notes. The Senior Notes are unsecured senior obligations of the Company and are jointly and severally guaranteed on a senior unsecured basis by certain of the Company’s existing domestic subsidiaries (including LVSI and Venetian). The Senior Notes indenture contains covenants that, subject to certain exceptions and conditions, limit the ability of the Company and the subsidiary guarantors to enter into sale and leaseback transactions in respect of their principal properties, create liens on their principal properties and consolidate, merge or sell all or substantially all their assets.

On February 10, 2005, the Company, the subsidiary guarantors (including LVSI and Venetian) and the initial purchasers of the Senior Notes also entered into a registration rights agreement. Under the registration rights agreement, the Company and each subsidiary guarantor granted certain exchange and registration rights to the holders of the Senior Notes.

LAS VEGAS SANDS CORP.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4—Long-Term Debt (Continued)

Senior Secured Credit Facility

On February 22, 2005, LVSI and Venetian entered into an amended senior secured credit facility with a syndicate of lenders in an aggregate amount of $1.620 billion (the “Senior Secured Credit Facility”). The Senior Secured Credit Facility amended the Prior Senior Secured Credit Facility and provides for a $970.0 million single draw senior secured term loan facility (the “Term B Facility”), a $200.0 million senior secured delayed draw facility (the “Term B Delayed Draw Facility”) required to be drawn within six months; and a $450.0 million senior secured revolving facility (the “Revolving Facility”). The proceeds from the Term B Facility of $970.0 million were used to pay the Prior Senior Secured Credit Facility term B loans in an aggregate amount of $665.0 million and $305.0 million was used to retire the Mortgage Notes.

The Term B Facility and Term B Delayed Draw Facility mature on June 15, 2011 and when fully drawn are subject to quarterly amortization payments in the amount of $2.5 million from the first full fiscal quarter following substantial completion of the Palazzo until June 30, 2010, followed by an estimated four equal quarterly amortization payments of approximately $235.6 million each until the maturity date. The Revolving Facility matures on August 20, 2010 and has no interim amortization. No amounts had been drawn under the Revolving Facility as of March 31, 2005. However, LVSI has guaranteed borrowings under a $50.0 million credit facility of its wholly owned subsidiary, Venetian Intermediate, to fund construction and development costs of the Macao Casino. These guarantees are supported by $50.0 million of letters of credit that were issued under the Revolving Facility. In addition, LVSI guaranteed funding of certain potential cost overruns of the Macao Casino as further described in Note 5. This guarantee is supported by a $10.0 million letter of credit under the revolving facility. As a result of the issuance of these letters of credit, the amount available for working capital loans under the Revolving Facility is $390.0 million as of March 31, 2005. No amounts have been drawn under the Term B Delayed Facility as of March 31, 2005.

The indebtedness under the amended Senior Secured Credit Facility is guaranteed by certain of the Company’s domestic subsidiaries (the “Guarantors”). The obligations under the amended Senior Secured Credit Facility and the guarantees of the Guarantors are secured by a first-priority security interest in substantially all of the Company’s and Guarantors’ assets, other than capital stock. Borrowings under the term loan facilities and revolving loan facilities bear interest, at the Company’s option, at either an adjusted Eurodollar rate or at an alternative base rate, plus a spread of 1.75% or 0.75%, respectively, which spreads will decrease by 0.25% if the loans achieve a rating of Ba2 or higher by Moody’s and BB or higher by S&P subject to certain additional conditions. The amended Senior Secured Credit Facility contains certain covenants and events of default customary for such financings.

The average interest rate for the Senior Secured Credit Facility was 4.55% during the three months ended March 31, 2005.

Note 5—Commitments and Contingencies

Construction Litigation

The following disclosure summarizes our previous disclosure regarding this matter and discusses recent developments since the filing of our Annual Report on Form 10-K for the year ended December 31, 2004.

The construction of the principal components of the Venetian Casino Resort was undertaken by Lehrer McGovern Bovis, Inc. (“Bovis”) pursuant to a construction management agreement, as amended. Bovis’ obligations were guaranteed by its corporate parent companies. In 1999, Venetian Casino Resort, LLC filed a

LAS VEGAS SANDS CORP.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5—Commitments and Contingencies (Continued)

complaint against Bovis in the United States District Court for the District of Nevada relating to the construction of the Venetian Casino Resort. In response, Bovis filed a complaint against Venetian Casino Resort, LLC in the District Court of Clark County, Nevada (the “State Court Action”). Commencing in 2000, the construction manager and we engaged in certain arbitration proceedings ordered by the federal court.

In connection with these disputes, Bovis and its subcontractors filed certain mechanics liens against the Venetian Casino Resort. We have purchased surety bonds for virtually all of the claims underlying these liens. As a result, there can be no foreclosure of the Venetian Casino Resort in connection with the claims of the construction manager and its subcontractors. However, we will be required to pay or immediately reimburse the bonding company if and to the extent that the underlying claims are judicially determined to be valid. It is likely to take a significant amount of time for their validity to be judicially determined.

We have purchased an insurance policy for loss coverage in connection with all litigation relating to the construction of the Venetian Casino Resort (the “Insurance Policy”). Under the Insurance Policy, we will self-insure the first $45.0 million of covered losses (excluding defense costs) and the insurer will insure defense costs and other covered losses up to the next $80.0 million. Approximately $26.6 million of the $80.0 million of policy limits has been utilized to date in connection with the litigation. The Insurance Policy provides coverage (subject to certain exceptions) for amounts determined in the construction litigation to be owed to Bovis or its subcontractors, and lien claims of, or acquired by, Bovis as well as any defense costs. The principal exclusions from coverage are lien claims of Bovis’ subcontractors against us (“Direct Claims”) and certain claims relating to infrastructure for the Palazzo, which is currently under construction (“Lido Claims”). Up to $36.5 million in Direct Claims and $8.5 million in Lido Claims can be applied to satisfaction of the $45 million self-insured retention under the Insurance Policy.

After trial in the State Court Action, the jury awarded Bovis approximately $44.0 million in damages and awarded us approximately $2.0 million in damages. We have filed a notice of appeal to the Nevada Supreme Court and several motions for reconsideration to the trial court, which have not yet been ruled upon by the state court judge.

In May 2005, we entered into a settlement agreement with Midwest Drywall Company, one of the sub-contractors, which brought a Direct Claim. Upon satisfaction of certain conditions, including the Bovis state court trial judge agreeing to offset the principal and interest payments made by us to Midwest against the Bovis jury award and interest thereon, respectively, in the state court action, we will pay Midwest $5.3 million cash in full settlement of the claims against us by the sub-contractor. On June 2, 2005, the State Court trial judge rendered an oral ruling refusing to grant the offset, but no order has been entered yet. This payment, if made, will be credited toward our self-insured retention under the Insurance Policy, along with other payments for Direct Claims, up to an aggregate of $36.5 million. If the total amount paid by the Company to settle Direct Claims exceeds the final judgment in favor of Bovis at the conclusion of all arbitrations and appeal, the Nevada lien statutes would entitle us to recover back from Bovis that portion of the Direct Claim payments in excess of the amounts determined to be owed to Bovis. Bovis’ obligations to pay back these amounts to the Company is guaranteed by its former parent company, the Peninsular and Oriental Steam Navigation Company.

Notwithstanding the entry of judgment in the State Court Action, we have continued to pursue certain claims in the arbitration proceedings, which we believe may provide a basis for reducing the amount awarded to Bovis in the State Court Action. Because of the magnitude of the remaining open items in the arbitration proceedings, which we believe must be considered in any ultimate award between the parties; we are not able to determine with any reasonable certainty the value of such claims or the probability of success on such claims at

LAS VEGAS SANDS CORP.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5—Commitments and Contingencies (Continued)

this time. Accordingly, no accrual for a liability has been reflected in the accompanying financial statements for this matter, other than approximately $7.2 million, which we had previously accrued for unpaid construction costs and which have not yet been paid pending outcome of the litigation.

Based on the judgment in the State Court Action and the remaining open items in the arbitration proceedings, we estimate that our range of loss in this matter is from zero (or a gain if all remaining matters are determined in our favor and considering the existing accrual of approximately $7.2 million for unpaid construction costs) to approximately $70.0 million (the original verdict of $42.0 million plus $28.0 million, representing all remaining indemnity claims and arbitration matters) if we were to lose all remaining arbitration matters and related pending actions and appeals that counsel has advised are possible of loss, and that are not already included in the State Court Action. Such range of loss is before attorneys’ fees, costs and interest, which were awarded by the Court by Orders in March 2005 in the amount of $19.7 million in prejudgment interest, $9.2 million in costs and $9.6 million in attorneys’ fees. Substantially all of our attorneys’ fees and costs related to the defense and prosecution of claims arising out of this matter are being paid by the Insurance Policy.

There are three ways the state court judgment may change before it can be executed on by Bovis. First, if we are successful in proving our remaining claims in the federal court ordered arbitrations, the arbitration credit awards, in total, could, in our opinion, offset up to $28.0 million of the verdict. Second, we believe that certain elements of the verdict should be preempted because they are duplicative of items ordered to arbitration by federal court before the state court jury trial began. It is our position that the arbitration awards should be substituted for the portions of the verdict which overlap. In a March 2004 hearing, the state court judge acknowledged that the verdict and the judgment on the verdict will need to be adjusted after the completion of the arbitrations. Third, any amounts of principal and interest which we are obligated to pay to Bovis’ sub-contractors as a result of the Direct Claims for which we do not receive indemnity from Bovis should, in our opinion, be offset against principal and interest awarded in the state court judgment.

From the summer of 2000 to the present, we actively defended approximately 25 Direct Claims lawsuits in Nevada State Court brought by various Bovis sub-contractors, which brought claims directly against us for monies due the sub-contractors from Bovis as permitted by Nevada lien law, pre- and post-judgment interest on such amounts and related claims. Four Direct Claim trials ended in judgments in favor of the sub-contractors in the aggregate amounts of approximately $15.2 million including awarded interest, costs and attorneys’ fees, but not inclusive of post judgment interest which continues to accrue, but if paid, should be deductible from any post judgment interest due Bovis on its judgment. We are appealing all of these judgments. We cannot predict the outcomes of our appeals at this time. Our costs of appeal are being paid by the Insurance Policy and payments, if any, we make following the conclusion of the appeals will be credited toward our self-insured retention under the Insurance Policy, along with other payments relating to Direct Claims, up to an aggregate of $36.5 million.

A number of additional Direct Claims are scheduled for trial in the next 12 months. We intend to vigorously defend against each of these claims and cannot predict the outcomes of these matters at this time. Our defense costs in these matters are being paid by the Insurance Policy.

Because of the possibility of offsetting credits that may be awarded in the arbitrations described above and the elimination of duplicative claims through the substitution of arbitration awards, and/or payments in connection with the Direct Claims, for the State Court Action verdict, no single amount within our estimated range of any loss from this matter can be reasonably determined as an estimated loss. If there is a loss, such loss could be material to our results of operations in the period that the estimate is recorded.

LAS VEGAS SANDS CORP.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5—Commitments and Contingencies (Continued)

Interface Nevada Litigation

The following disclosure summarizes our previous disclosure regarding this matter and discusses recent developments since the filing of our Annual Report on Form 10-K for the year ended December 31, 2004.

In 2003, Bear Stearns Funding, Inc. filed a lawsuit against Interface Group-Nevada seeking damages for alleged breach of contract in the amount of approximately $1.5 million, plus interest and costs. Interface Group-Nevada has asserted counter-claims against the plaintiff that seek damages in an amount of not less than $1.5 million. Plaintiff filed a motion for summary judgment on the complaint and on March 21, 2005, the motion was denied in part and granted in part. The court denied plaintiff’s request for judgment on the complaint and granted plaintiff’s request to dismiss several, but not all, of defendant’s counterclaims. Discovery in this matter has commenced. We are currently not able to determine the probability of the outcome of this matter.

Litigation Relating to Macao Casino

The following disclosure summarizes our previous disclosure regarding this matter and discusses recent developments since the filing of our Annual Report on Form 10-K for the year ended December 31, 2004.

In October 15, 2004, Richard Suen and Round Square Company Limited filed an action against LVSC, LVSI, Sheldon Adelson, and William Weidner in the District Court of Clark County, Nevada, asserting a breach of an alleged agreement to pay a success fee of $5 million and 2% of the net profit from the Company’s Macao resort operations to the plaintiffs as well as other related claims. We intend to defend this matter vigorously. In March 2005, LVSC was dismissed as a party without prejudice based on a stipulation to do so between the parties. The remaining defendants are required to file an answer within 30 days after service of an amended compliant by Plaintiffs. Plaintiffs have not filed an amended complaint to date. This action is in a preliminary stage and the Company’s legal counsel is currently not able to determine the probability of the outcome of this action.

The Company is involved in other litigation arising in the normal course of business. Management has made certain estimates for potential litigation costs based upon consultation with legal counsel. Actual results could differ from these estimates; however, in the opinion of management, such litigation and claims will not have a material effect on the Company’s financial position, results of operations or cash flows.

Macao Casino Projects

In 2002 Galaxy Casino Company Limited, a consortium of Macao and Hong Kong-based investors (“Galaxy”) and our subsidiary Venetian Macao entered into a subconcession agreement which was recognized and approved by the Macao government and allows Venetian Macao to develop and operate casino projects, including the Macao Casino, separately from Galaxy. The Macao Casino opened on May 18, 2004.

In addition to the Macao Casino, the Company is constructing the Venetian Macao Resort in Macao, a hotel, casino, and convention center complex with a Venetian-style theme similar to the Company’s Las Vegas property.

Under the subconcession agreement, Venetian Macao is obligated to develop and open the Venetian Macao Resort by June 2006 and invest, or cause to be invested, at least 4.4 billion Patacas (approximately $529.1 million at exchange rates in effect on March 31, 2005) in various development projects in Macao by June 2009.

LAS VEGAS SANDS CORP.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5—Commitments and Contingencies (Continued)

The construction and development costs of the Sands Macao will be applied to the fulfillment of this total investment obligation to the Macao government. It is expected that the construction and development costs of the Venetian Macao Resort will satisfy the remainder of this obligation, but the Company will need an extension of the June 2006 construction deadline for the Venetian Macao Resort, which it currently expects to open in the first quarter of 2007. Unless we obtain an extension, we may lose our right to continue to operate the Sands Macao or any other facilities developed under the subconcession. To support this obligation, a Macao bank and a subsidiary of the Company, Lido Casino Resort Holding Company, LLC, have guaranteed 500 million Patacas (approximately $60.1 million at exchange rates in effect on March 31, 2005) of Venetian Macao’s legal and contractual obligations to the Macao government until March 31, 2007. There is a junior lien on Venetian Macao’s rights over the land upon which the Sands Macao is constructed in Macao to support the guarantee issued by the Macao bank under the Venetian Macao subconcession. Venetian Macao’s development and investment obligations under its subconcession agreement may be satisfied by Venetian Macao and/or its affiliates, including the Company.

Phase II Mall

The Company formed the Phase II Mall Subsidiary on July 1, 2004 to develop and construct the Phase II Mall. In connection with the 2004 sale of the Mall, the Company entered into an agreement with General Growth Properties (the “Mall purchaser”) to construct and sell the Phase II Mall for an amount equal to the greater of (i) $250.0 million; and (ii) the Phase II Mall’s net operating income divided by a capitalization rate. The capitalization rate is 6.0% up to $38.0 million and 8.0% above $38.0 million. The Phase II Mall will be constructed using the proceeds of the $250.0 million Phase II Mall construction loan (the “Phase II Mall Construction Loan”) (See “Note 4—Long Term Debt”) and an approximately $30.0 million investment from the Company.

Dividends

Our subsidiary Las Vegas Sands Opco declared and accrued dividends of $21.1 million in 2004 that were paid during January 2005. These dividends represented tax distributions to shareholders during 2004. The tax distributions were permitted under existing debt instruments while Las Vegas Sands Opco was a subchapter S corporation. During the three months ending March 31, 2005, the Company declared no dividends to its stockholders. The Company’s debt agreements, generally restrict payments of cash dividends. However, the debt agreements allow for this tax distribution to stockholders.

LAS VEGAS SANDS CORP.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6—Segment Information

The Company reviews the results of operations based on the following distinct segments, which are the Venetian Casino Resort on the Las Vegas Strip, the Sands Expo Center in Las Vegas, and the Sands Macao in Macao. The Company’s segments are based on geographic locations (Las Vegas and Macao) or on the type of business (casino resort or convention operations). The Company’s segment information is as follows for the three month periods ended March 31, 2004 and 2005 (in thousands):

	Three Months Ended March 31,
	2004	2005
Net Revenues
Venetian Casino Resort	$220,001	$209,905
Expo Center	19,185	18,833
Macao Casino	—	175,056

Total net revenues	$239,186	$403,794

Adjusted EBITDA(1)
Venetian Casino Resort	$101,126	$87,206
Expo Center	7,601	7,713
Macao Casino	—	67,602

	$108,727	$162,521

Other Operating Costs and Expenses
Corporate expense	(2,501)	(10,882)
Depreciation and amortization	(15,527)	(19,965)
Loss on disposal of assets	(24)	(1,163)
Pre-opening expenses	(7,843)	—
Development expense	(536)	(5,175)

Operating income	82,296	125,336

Other Non-operating Costs and Expenses
Interest expense, net of amounts capitalized	(32,827)	(27,083)
Interest income	456	7,394
Other income (expenses)	(9)	—
Loss on early retirement of debt	—	(132,834)
Benefit for income taxes	—	34,299

Net income	$49,916	$7,112

(1)	Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, pre-opening and development expenses, other income or expense and loss on early retirement of debt. Adjusted EBITDA is used by management as the primary measure of operating performance of its properties and to compare the operating performance of its properties with those of its competitors.

LAS VEGAS SANDS CORP.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6—Segment Information (Continued)

	Three Months Ended March 31,
	2004	2005
Capital Expenditures
Venetian Casino Resort	$13,995	$25,890
Expo Center	61	165
Macao Projects	64,281	48,614
Palazzo	13,519	77,495

Total capital expenditures	$91,856	$152,164

	December 31, 2004	March 31, 2005
Total Assets
Venetian Casino Resort	$2,770,832	$2,359,621
Expo Center	75,511	77,326
Macao Projects	455,374	521,343
Palazzo	299,761	339,630

Total consolidated assets	$3,601,478	$3,297,920

Note 7—Income Taxes

Reconciliation of the statutory federal income tax rate and the Company’s effective tax rate for the three months ended March 31, 2005 is as follows:

Statutory federal income tax rate	-35.00%
Nondeductible losses of foreign subsidiary (UK)	2.70%
Non deductible losses of foreign subsidiary (Alderney)	1.50%
Other permanent differences	1.24%
Tax exempt income of foreign subsidiary (Macao)	-75.03%
Tax rate effect related to loss on early retirement of debt	-21.56%

Effective tax rate	-126.15%

Note 8—Condensed Consolidating Financial Information

The following condensed consolidating financial information represents the summarized financial information of the Company, the Subsidiary Guarantors (as defined below), and the non-guarantor subsidiaries on a combined basis as of December 31, 2004 and March 31, 2005, and for the three month periods ended March 31, 2004 and March 31, 2005. In addition, certain amounts in the 2004 information have been reclassified to conform to the 2005 presentation.

LVSI, Venetian, Mall Intermediate, Mall Construction, Lido Intermediate, Venetian Venture, Venetian Transport LLC, Venetian Marketing, Venetian Operating, and the Phase II Subsidiary (collectively, the “Subsidiary Guarantors”) are subsidiaries of LVSC, all of the capital stock of which is owned by LVSC and LVSI. The Subsidiary Guarantors have jointly and severally guaranteed the LVSC 6.375% Senior Notes issued in February 2005 (Note 4) on a full and unconditional basis.

LAS VEGAS SANDS CORP.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8—Condensed Consolidating Financial Information (Continued)

(In thousands)

CONDENSED BALANCE SHEETS

December 31, 2004

	Las Vegas Sands Corp.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating/ Eliminating Entries	Total
Cash and cash equivalents	$744,927	$388,338	$161,633	$—	$1,294,898
Restricted cash and cash equivalents	—	1,193	19,335	—	20,528
Intercompany receivable	—	39,268	4,801	(44,069)	—
Accounts receivable, net	—	54,887	1,695	—	56,582
Inventories	—	6,945	1,065	—	8,010
Deferred income taxes	—	13,000	311	—	13,311
Prepaid expenses	—	7,510	4,287	—	11,797

Total current assets	744,927	511,141	193,127	(44,069)	1,405,126
Property and equipment, net	—	1,361,749	394,341	—	1,756,090
Investment in subsidiaries	576,293	425,784	—	(1,002,077)	—
Deferred offering costs, net	—	41,609	10,766	—	52,375
Restricted cash and cash equivalents	—	356,946	—	—	356,946
Redeemable Preferred Interest in Venetian	—	—	255,154	(255,154)	—
Deferred income taxes	—	(31)	456	—	425
Other assets, net	—	23,829	6,687	—	30,516

	$1,321,220	$2,721,027	$860,531	$(1,301,300)	$3,601,478

Accounts payable	$—	$21,495	$11,888	$—	$33,383
Construction payables	—	37,431	49,945	—	87,376
Construction payables—contested	—	7,232	—	—	7,232
Intercompany payables	5,219	—	38,850	(44,069)	—
Accrued interest payable	—	8,087	1,100	—	9,187
Other accrued liabilities	—	109,859	60,659	—	170,518
Current maturities of long-term debt	—	292,940	11,924	—	304,864

Total current liabilities	5,219	477,044	174,366	(44,069)	612,560
Other long-term liabilities	—	184,836	3,017	—	187,853
Redeemable Preferred Interest in Venetian Casino Resort, LLC a wholly owned subsidiary	—	255,154	—	(255,154)	—
Long-term debt	—	1,227,700	257,364	—	1,485,064

	5,219	2,144,734	434,747	(299,223)	2,285,477

Stockholders’ equity	1,316,001	576,293	425,784	(1,002,077)	1,316,001

	$1,321,220	$2,721,027	$860,531	$(1,301,300)	$3,601,478

LAS VEGAS SANDS CORP.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8—Condensed Consolidating Financial Information (Continued)

(In thousands)

CONDENSED BALANCE SHEETS

March 31, 2005

	Las Vegas Sands Corp.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating/ Eliminating Entries	Total
Cash and cash equivalents	$380,523	$246,928	$172,160	$—	$799,611
Restricted cash and cash equivalents	—	1,196	21,575	—	22,771
Intercompany receivable	358	67,728	5,416	(73,502)	—
Accounts receivable, net	537	70,348	4,874	—	75,759
Inventories	—	7,183	1,151	—	8,334
Deferred income taxes	9,393	38,959	(1,221)	—	47,131
Prepaid expenses	1,024	7,437	5,973	—	14,434

Total current assets	391,835	439,779	209,928	(73,502)	968,040
Property and equipment, net	—	1,440,819	448,432	—	1,889,251
Investment in subsidiaries	1,179,300	237,816	—	(1,417,116)	—
Deferred offering costs, net	1,146	30,045	9,686	—	40,877
Restricted cash and cash equivalents	—	359,184	—	—	359,184
Deferred income taxes	8,024	(165)	469	—	8,328
Other assets, net	—	25,857	6,383	—	32,240

	$1,580,305	$2,533,335	$674,898	$(1,490,618)	$3,297,920

Accounts payable	$—	$14,883	$11,644	$—	$26,527
Construction payables	—	38,492	51,009	—	89,501
Construction payables—contested	—	7,232	—	—	7,232
Intercompany payables	—	36,751	36,751	(73,502)	—
Accrued interest payable	2,168	1,074	1,250	—	4,492
Other accrued liabilities	333	90,425	65,831	—	156,589
Current maturities of long-term debt	—	2,400	61,633	—	64,033

Total current liabilities	2,501	191,257	228,118	(73,502)	348,374
Other long-term liabilities	—	183,178	2,642	—	185,820
Long-term debt	247,754	979,600	206,322	—	1,433,676

	250,255	1,354,035	437,082	(73,502)	1,967,870

Stockholders’ equity	1,330,050	1,179,300	237,816	(1,417,116)	1,330,050

	$1,580,305	$2,533,335	$674,898	$(1,490,618)	$3,297,920

LAS VEGAS SANDS CORP.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8—Condensed Consolidating Financial Information (Continued)

(In thousands)

CONDENSED STATEMENT OF OPERATIONS

For the three months ended March 31, 2004

	Las Vegas Sands Corp.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating/ Eliminating Entries	Total
Revenues:
Casino	$—	$94,708	$—	$—	$94,708
Rooms	—	85,367	—	—	85,367
Food and beverage	—	33,455	—	(800)	32,655
Retail and other	—	10,410	30,659	(853)	40,216

Total revenues	—	223,940	30,659	(1,653)	252,946
Less promotional allowances	—	(13,760)	—	—	(13,760)

Net revenues	—	210,180	30,659	(1,653)	239,186

Operating expenses
Casino	—	36,628	—	(37)	36,591
Rooms	—	20,041	—	—	20,041
Food and beverage	—	15,498	—	(5)	15,493
Retail and other	—	5,296	12,199	(1,452)	16,043
Provision for doubtful accounts	—	3,244	—	—	3,244
General and administrative	—	31,538	4,855	—	36,393
Corporate expense	—	2,660	—	(159)	2,501
Rental expense	—	1,822	832	—	2,654
Pre-opening expense	—	909	6,934	—	7,843
Development expense	—	445	91	—	536
Depreciation and amortization	—	13,372	2,155	—	15,527
Loss on disposal of assets	—	24	—	—	24

	—	131,477	27,066	(1,653)	156,890

Operating income	—	78,703	3,593	—	82,296

Other income (expense):
Interest income	—	411	1,038	(993)	456
Interest expense, net of amounts capitalized	—	(28,064)	(5,756)	993	(32,827)
Other expense	—	—	(9)	—	(9)
Preferred return on Redeemable Preferred Interest in Venetian Casino Resort, LLC	—	(7,150)	7,150	—	—
Gain from equity investment in subsidiaries	49,916	6,016	—	(55,932)	—

Net income	$49,916	$49,916	$6,016	$(55,932)	$49,916

LAS VEGAS SANDS CORP.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8—Condensed Consolidating Financial Information (Continued)

(In thousands)

CONDENSED STATEMENT OF OPERATIONS

For the three months ended March 31, 2005

	Las Vegas Sands Corp.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating/ Eliminating Entries	Total
Revenues:
Casino	$—	$94,748	$171,038	$—	$265,786
Rooms	—	85,429	648	—	86,077
Food and beverage	—	36,201	8,237	(949)	43,489
Retail and other	3,087	5,374	21,071	(1,078)	28,454

Total revenues	3,087	221,752	200,994	(2,027)	423,806
Less promotional allowances	(224)	(13,799)	(5,989)	—	(20,012)

Net revenues	2,863	207,953	195,005	(2,027)	403,794

Operating expenses:
Casino	—	40,909	91,044	—	131,953
Rooms	—	21,069	46	—	21,115
Food and beverage	—	17,156	3,850	(41)	20,965
Retail and other	—	6,617	9,145	(1,386)	14,376
Provision for doubtful accounts	—	3,386	—	—	3,386
General and administrative	—	31,265	15,108	(600)	45,773
Corporate expense	10,792	—	90	—	10,882
Rental expense	—	3,299	406	—	3,705
Pre-opening expense	—	—	—	—	—
Development expense	—	1,807	3,368	—	5,175
Depreciation and amortization	—	12,940	7,025	—	19,965
Loss on disposal of assets	—	1,163	—	—	1,163

	10,792	139,611	130,082	(2,027)	278,458

Operating income (loss)	(7,929)	68,342	64,923	—	125,336

Other income (expense):
Interest income	2,823	4,363	1,769	(1,561)	7,394
Interest expense, net of amounts capitalized	(2,212)	(20,215)	(6,217)	1,561	(27,083)
Loss on early retirement of debt	—	(132,834)	—	—	(132,834)
Gain from equity investment in subsidiaries	4,260	58,973	—	(63,233)	—

Income (loss) before income taxes	(3,058)	(21,371)	60,475	(63,233)	(27,187)
Income tax benefit (provision)	10,170	25,631	(1,502)	—	34,299

Net income	$7,112	$4,260	$58,973	$(63,233)	$7,112

LAS VEGAS SANDS CORP.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8—Condensed Consolidating Financial Information (Continued)

(In thousands)

CONDENSED STATEMENTS OF CASH FLOWS

For the three months ended March 31, 2004

	Las Vegas Sands Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating/ Eliminating Entries	Total
Net cash provided by (used in) operating activities	$—	$63,795	$(2,495)	$—	$61,300

Cash flows from investing activities:
Change in restricted cash	—	2	37,585	—	37,587
Notes receivable from stockholders	—	(8)	(188)	—	(196)
Capital expenditures	—	(13,138)	(78,718)	—	(91,856)
Capital contributions to subsidiaries	—	(49,555)	—	49,555	—

Net cash used in investing activities	—	(62,699)	(41,321)	49,555	(54,465)

Cash flows from financing activities:
Dividends paid to shareholders	—	(5,003)	—	—	(5,003)
Capital contribution from Venetian Casino Resort LLC	—	—	24,555	(24,555)	—
Capital contribution from Las Vegas Sands, Inc	—	—	25,000	(25,000)	—
Repayments on senior secured credit facility—term A	—	(1,667)	—	—	(1,667)
Repayments on senior secured credit facility—term B	—	(625)	—	—	(625)
Proceeds from Venetian Intermediate credit facility	—	—	10,000	—	10,000
Repayments on Interface Nevada note payable	—	—	(1,580)	—	(1,580)
Payments of debt offering costs	—	(4)	(184)	—	(188)
Net change in intercompany accounts	—	4,711	(4,711)	—	—

Net cash provided by (used in) financing activities	—	(2,588)	53,080	(49,555)	937

Increase (decrease) in cash and cash equivalents	—	(1,492)	9,264	—	7,772
Cash and cash equivalents at beginning of period	—	102,603	50,190	—	152,793

Cash and cash equivalents at end of period	$—	$101,111	$59,454	$—	$160,565

LAS VEGAS SANDS CORP.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8—Condensed Consolidating Financial Information (Continued)

(In thousands)

CONDENSED STATEMENTS OF CASH FLOWS

For the three months ended March 31, 2005

	Las Vegas Sands Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating/ Eliminating Entries	Total
Net cash provided by (used in) operating activities	$(6,366)	$16,903	$68,586	$—	$79,123

Cash flows from investing activities:
Change in restricted cash	—	(2,241)	(2,240)	—	(4,481)
Capital expenditures	—	(92,112)	(60,052)	—	(152,164)
Capital contributions to subsidiaries	(598,570)	(8,290)	—	606,860	—
Dividend from Yona Venetian, LLC	—	40,009	—	(40,009)	—

Net cash used in investing activities	(598,570)	(62,634)	(62,292)	566,851	(156,645)

Cash flows from financing activities:
Dividends paid to shareholders	—	(21,052)	—	—	(21,052)
Capital contribution from Las Vegas Sands Corp.	—	558,570	40,000	(598,570)	—
Capital contribution from Venetian Casino Resort LLC	—	—	8,290	(8,290)	—
Dividend to Las Vegas Sands, Inc.	—	—	(40,009)	40,009	—
Repayments on 11% mortgage notes	—	(843,640)	—	—	(843,640)
Proceeds from 6.375% senior note, net of discount	247,754	—	—	—	247,754
Proceeds from senior secured credit facility—term B	—	305,000	—	—	305,000
Repayments on Interface mortgage note payable	—	—	(1,334)	—	(1,334)
Repurchase premiums incurred in connection with refinancing transactions	—	(93,289)	—	—	(93,289)
Payments of debt offering costs	(1,158)	(9,559)	—	—	(10,717)
Transaction cost, initial public offering	(487)	—	—	—	(487)
Net change in intercompany accounts	(5,577)	8,291	(2,714)	—	—

Net cash provided by (used in) financing activities	240,532	(95,679)	4,233	(566,851)	(417,765)

Increase (decrease) in cash and cash equivalents	(364,404)	(141,410)	10,527	—	(495,287)
Cash and cash equivalents at beginning of period	744,927	388,338	161,633	—	1,294,898

Cash and cash equivalents at end of period	$380,523	$246,928	$172,160	$—	$799,611

Las Vegas Sands Corp.

Exchange Offer for

$250,000,000

6.375% Senior Notes

due 2015

June 21, 2005

No person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, any information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer of solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in the affairs of Las Vegas Sands Corp. Broker-dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the broker-dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.